Form 10-K, Exhibit 13
SUNGARD DATA SYSTEMS INC
filed 1995-03-29
CIK 789388

                                                                    EXHIBIT 13.1

Selected Financial Information*

(In thousands, except per share amounts)            1990         1991        1992         1993         1994
Income Statement Data
  Revenues                                        $262,108     $283,550    $324,570     $381,372     $437,190
  Income from operations                            40,330       42,491      50,336       59,645       70,326
  Net income                                        20,480       21,467      25,808       38,474       43,087
  Net income per share:
    Primary                                           1.35         1.40        1.65         2.14         2.24
    Fully diluted                                     1.34         1.36        1.59         2.09         2.24
Balance Sheet Data
  Total assets                                    $302,687     $313,459    $365,580     $418,135     $485,740
  Total short-term and long-term debt              109,232       87,820      89,790        6,523       10,567
  Stockholders' equity                             140,266      162,998     189,899      316,960      359,292

* See Note 2 of Notes to Consolidated Financial Statements. 1993 includes after-tax gain on sale of product line of $3,371, or $0.18 per share on a fully diluted basis.

   TABLE OF CONTENTS          Quarterly Financial Information       30

                              Stock Information                     30

                              Management's Discussion and           31
                              Analysis of Financial Condition
                              and Results of Operations

                              Consolidated Statements of Income     35

                              Consolidated Balance Sheets           36

                              Consolidated Statements of            37
                              Cash Flows

                              Consolidated Statement of             38
                              Stockholders' Equity

                              Notes to Consolidated Financial       40
                              Statements

                              Report of Independent Accountants     46

Quarterly Financial Information (Unaudited)

(In thousands, except per share amounts)                  First       Second      Third       Fourth
                                                          Quarter     Quarter    Quarter      Quarter
                                                         --------------------------------------------
1994
    Revenues.......................................      $102,152    $104,592    $109,908    $120,538
    Income before income taxes.....................        15,972      17,657      18,210      20,689
    Net income.....................................         9,423      10,418      10,744      12,502
    Net income per common share:
      Primary......................................           .49         .54         .56         .65
      Fully diluted................................           .49         .54         .56         .65
1993
    Revenues.......................................      $ 87,514    $ 94,653    $ 94,031    $105,174
    Income before income taxes.....................        15,642      14,119      15,819      17,611
    Net income.....................................        10,141*      8,388       9,332      10,613
    Net income per common share:
      Primary......................................           .64         .48         .49         .55
      Fully diluted................................           .59         .46         .49         .55

*Includes after-tax gain on sale of product line of $3,371, or $0.18 per share on a fully diluted basis. See Note 2 of Notes to Consolidated Financial Statements.

Stock Information

     The common stock of SunGard Data Systems Inc. trades on The Nasdaq Stock Market and the London Stock Exchange under the symbol SNDT. At March 9, 1995, the Company had approximately 2,200 stockholders of record. No dividends have ever been paid on the Company's common stock. The Company's policy is to retain earnings for use in its business.

     The following table indicates high and low sales prices per share of the Company's common stock, as reported on The Nasdaq Stock Market.

Calendar Year 1993
    First Quarter  . . . . . . . . . . . . .        $33 3/4       $28 1/2
    Second Quarter . . . . . . . . . . . . .         32 3/4        28
    Third Quarter  . . . . . . . . . . . . .         40 3/4        30
    Fourth Quarter . . . . . . . . . . . . .         42 3/4        34

Calendar Year 1994

    First Quarter  . . . . . . . . . . . . .        $41           $34 1/2
    Second Quarter . . . . . . . . . . . . .         40 3/4        31 1/2
    Third Quarter  . . . . . . . . . . . . .         38 3/4        32 3/4
    Fourth Quarter . . . . . . . . . . . . .         40 1/4        33 3/4

The last sale price of the Company's common stock on March 9, 1995, as reported on Nasdaq, was $43 per share.

                                      SunGard Data Systems Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

        The following table sets forth, for the periods indicated, certain amounts included in the Consolidated Statements of Income of SunGard Data Systems Inc., the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period.

                                            Year Ended December 31,    Percent of Revenues/(1)/                Percent
                                                (in millions)           Year Ended December 31,        Increase (Decrease)/(1)/
                                            ----------------------       --------------------       -----------------------------
                                             1994    1993    1992        1994    1993    1992       1994 vs.1993     1993 vs.1992
                                            ----------------------       --------------------       -----------------------------
Revenues
    Investment support systems. . . . . .   $271.1  $243.0  $195.9        62%     64%     60%            12%              24%
    Disaster recovery services. . . . . .    138.7   113.2    94.7        32      30      29             23               20
    Computer services . . . . . . . . . .     27.4    25.2    34.0         6       6      11              9              (26)
                                            ----------------------       --------------------
                                            $437.2  $381.4  $324.6       100%    100%    100%            15               18
                                            ----------------------       --------------------
Costs and Expenses
    Cost of sales and direct operating. .   $194.8  $173.1  $152.8        45%     46%     47%            13%              13%
    Sales, marketing and
      administration. . . . . . . . . . .     89.6    76.9    67.1        20      20      21             16               15
    Product development . . . . . . . . .     36.8    35.1    23.4         8       9       7              5               50
    Depreciation. . . . . . . . . . . . .     24.3    20.4    16.7         6       5       5             19               22
    Amortization  . . . . . . . . . . . .     21.4    16.2    14.2         5       4       4             32               14
                                            ----------------------       --------------------
                                            $366.9  $321.7  $274.2        84%     84%     84%            14               17
                                            ----------------------       --------------------

Operating Income
    Investment support systems/(2)/ . . .   $ 43.9  $ 38.5  $ 40.3        16%     16%     21%            14%              (4)%
    Disaster recovery services/(2)/ . . .     29.2    25.0    12.7        21      22      13             17               97
    Computer services/(2)/. . . . . . . .      4.8     3.2     3.5        18      13      10             50               (8)
    Corporate administration. . . . . . .     (7.6)   (7.1)   (6.2)       (2)     (2)     (2)             6               16
                                            ----------------------
                                            $70.3   $ 59.6  $ 50.3        16      16      16             18               18
                                            ----------------------

(1) All percentages are calculated using actual amounts rounded to the nearest $1,000.

(2) Percent of revenues is calculated as a percent of investment support systems, disaster recovery services and computer services revenues, respectively.

Income from Operations

    Investment Support Systems (ISS)

        The ISS operating margin improved slightly in 1994 compared to 1993 due primarily to internal growth of software license revenues. The improvement is net of the initial negative impact of acquired businesses. The operating margin declined in 1993 compared to 1992 due primarily to the initial impact of acquired businesses and, to a lesser extent, software license revenues comprising a smaller portion of total ISS revenues. The Company expects that the full-year 1995 ISS operating margin will continue to increase modestly.

    Disaster Recovery Services (DRS)

        The small decline in the DRS operating margin in 1994 compared to 1993 is attributable primarily to increased spending on computer system upgrades and new marketing programs. The decline is net of the positive impacts of acquired businesses, new contract signings and contract renewals. Higher disaster fees earned in 1993 in connection with the World Trade Center bombing in February 1993 contributed to the decline in the 1994 DRS operating margin. The improvement in the DRS operating margin in 1993 compared to 1992 is attributable primarily to a deferral of computer system upgrades until 1994 and the positive

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

impacts of acquired businesses, new contract signings and contract renewals. The Company expects that the full-year 1995 DRS operating margin will remain the same as in 1994.

        Computer Services (CS)

        The improvement in the CS operating margin in 1994 compared to 1993 is due primarily to an increase in revenues. The improvement is net of the impact of lower royalties associated with the 1986 sale of certain product rights. Additionally, the 1993 operating margin was lower due to costs associated with a relocation of the CS data center to a new facility in Voorhees, NJ. Despite these fourth-quarter 1993 relocation costs and lower royalties in 1993 compared to 1992, the CS operating margin improved in 1993 due to the addition of new processing customers in the second half of the year and the positive impact of the February 1993 sale of the Company's automotive dealership-systems product line, which had a lower operating margin. The Company expects that the CS operating margin will decline slightly for the full year 1995 compared to 1994.

        The Company believes that its business is not seasonal; nevertheless, the timing and magnitude of software sales, commitments for equipment and facilities, product development efforts and disaster recovery activities may cause profitability to fluctuate from one quarter to another.

Revenues

        Total revenues increased $55.8 million and $56.8 million in 1994 and 1993, respectively. Excluding acquired businesses and the product line sold, revenues increased $36.6 million and $20.3 million, or 10% and 7%, in 1994 and 1993, respectively. Recurring revenues derived from remote processing services, disaster recovery services and software maintenance are approximately $367.3 million, $321.0 million and $267.0 million in 1994, 1993 and 1992, respectively, representing 84% of consolidated revenues in 1994 and 1993 and 82% of consolidated revenues in 1992.

        Investment Support Systems

        ISS revenues increased $28.1 million and $47.1 million in 1994 and 1993, respectively. Acquired businesses account for approximately $9.8 million and $44.3 million of the 1994 and 1993 increases, respectively. The balance of the 1994 increase is attributable to a $12.8 million increase in remote processing and software maintenance revenues and a $5.5 million increase in software license and professional services revenues. The balance of the 1993 increase is attributable to the net impact of a $6.8 million increase in remote processing and software maintenance revenues and a $4.0 million decrease in software license and professional services revenues.

        The Company expects that ISS revenues will increase in 1995 compared to 1994 due primarily to continued expansion of its existing businesses and geographical markets and to the inclusion of businesses acquired in 1994 for a full year. The Company believes that the consolidation trend in the financial services industry will continue, but is unable to predict what effect, if any, this trend may have.

        Disaster Recovery Services

        DRS revenues increased $25.5 million and $18.6 million in 1994 and 1993, respectively. Acquired businesses account for approximately $10.4 million and $5.4 million of the 1994 and 1993 increases, respectively. The balance of the 1994 increase is due to a $13.3 million increase in revenues primarily from new contract signings and contract renewals and a $1.8 million increase in software license and professional services revenues. The balance of the 1993 increase is due to an increase in revenues primarily from new contract signings and contract renewals. The Company expects that DRS revenues will increase in 1995 due primarily to new contract signings and contract renewals and, to a lesser extent, the inclusion of businesses acquired in 1994 for a full year.

                                      SunGard Data Systems Inc. and Subsidiaries

        The Company believes that mainframe computer platforms will continue to play an integral role in data processing solutions for the foreseeable future and, therefore, will continue to provide a market for the Company's principal DRS services. In addition, midrange offerings (including client-server technology) have become a significant part of the Company's DRS business. The Company believes that the demand for these offerings will continue to represent a significant market opportunity.

        Computer Services

        CS revenues increased $2.2 million in 1994 compared to 1993. Excluding 1993 revenues attributable to the product line sold in February 1993, 1994 revenues increased $3.3 million, or 13.6%. The 1994 increase is due to increased volume in both the Company's remote-access computer services and mailing services businesses. CS revenues decreased $8.9 million in 1993 compared to 1992. The sale of the product line accounts for a decrease in revenues of approximately $13.3 million. This decrease was offset by a $4.4 million increase in revenues derived primarily from remote-access computer services. The Company expects that CS revenues will increase slightly during 1995.

Costs and Expenses

        Cost of sales and direct operating expenses increased $21.7 million and $20.3 million in 1994 and 1993, respectively. The 1994 increase is due primarily to acquired businesses, equipment upgrades and the servicing of remote-access customers. The 1993 increase is due primarily to acquired businesses, net of the product line sold. The decrease from 1993 to 1994 in cost of sales and direct operating expenses as a percentage of revenues is due primarily to the 1993 acquisition of the CS data center and the fact that in 1994 leased equipment represented a lower percentage of total capital requirements for midrange DRS offerings. These factors caused depreciation expense to increase at a faster rate than cost of sales and direct operating expenses. During 1993, the decrease in cost of sales and direct operating expenses as a percentage of revenues is due primarily to increased product development costs and, to a lesser extent, DRS cost of sales and direct operating costs increasing at a slower rate than DRS revenues.

        Sales, marketing and administration expenses increased $12.6 million and $9.9 million in 1994 and 1993, respectively. The 1994 increase is due primarily to acquired businesses and increased sales activity in the DRS business. The 1993 increase is due primarily to acquired businesses, net of the product line sold.

        Product development expenses increased $1.7 million and $11.7 million in 1994 and 1993, respectively. The 1994 increase is due primarily to development spending in connection with various ISS products. The 1993 increase is primarily due to acquired businesses. In addition, development costs capitalized were $1.9 million and $2.5 million in 1994 and 1993, respectively.

        Depreciation of property and equipment increased $3.9 million and $3.6 million in 1994 and 1993, respectively. The 1994 increase is due to disaster recovery telecommunication and midrange computer equipment upgrades, the new CS data center and acquired businesses. The 1993 increase is due to acquired businesses, net of the product line sold, and DRS capital spending.

        Amortization of intangible assets increased $5.2 million and $2.0 million in 1994 and 1993, respectively. Acquired businesses account for the increases.

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

        Interest expense declined $2.7 million and $4.4 million in 1994 and 1993, respectively, due primarily to the conversion of the Company's $86.25 million subordinated debentures on May 12, 1993 (see Note 4 of Notes to Consolidated Financial Statements).

        The Company's effective income tax rate was 40.6% and 39.1% in 1994 and 1993, respectively. The 1993 effective income tax rate was lower than in 1994 due primarily to the product-line sale.

Liquidity and Capital Resources

        At December 31, 1994, cash and short-term investments increased $17.8 million to $102.6 million. Cash equivalents and short-term investments are invested primarily in institutional money-market funds and short-term municipal bonds. By policy the Company places its investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer.

        Cash flow from operations increased $29.4 million to $89.8 million in 1994. During 1994, cash paid for acquired businesses was $28.1 million. Capital expenditures in 1994 declined slightly compared to 1993. Capital expenditures in 1993 include approximately $7.5 million in connection with the purchase of the data center facility for the CS operations. The Company expects that capital spending for property and equipment during 1995 will approximate 1994 spending levels.

        On November 16, 1994, the Company announced a program permitting the purchase of up to 1,000,000 shares of its common stock by December 31, 1995. Shares purchased under the plan will be used for the Company's stock option and award plans and other general corporate purposes. As of December 31, 1994, the Company had spent approximately $5.8 million for approximately 150,000 shares purchased in connection with this program.

        On April 15, 1993, the Company established two revolving credit agreements for an aggregate of $25.0 million. In order to remain eligible for borrowing under the agreements, the Company must, among other requirements, maintain a defined minimum tangible net worth and limit its total debt. There had been no borrowing under these agreements through December 31, 1994.

        At December 31, 1994, the Company's remaining commitments consisted primarily of operating leases for computer equipment and facilities aggregating $133.7 million, of which $43.0 million will be paid in 1995. The Company believes that its existing cash resources and cash generated from operations will be sufficient to meet its operating requirements and ordinary capital spending needs for the foreseeable future. Furthermore, the Company believes that it has the capacity to borrow funds and issue equity to finance additional capital needs.

                                      SunGard Data Systems Inc. and Subsidiaries

Consolidated Statements of Income

(In thousands, except per share amounts)                               Year Ended December 31,
                                                             ----------------------------------------
                                                               1994            1993            1992
                                                             ----------------------------------------
Revenues.................................................    $437,190        $381,372        $324,570
                                                             ----------------------------------------
Costs and expenses:
    Cost of sales and direct operating...................     194,838         173,111         152,853
    Sales, marketing and administration..................      89,579          76,968          67,117
    Product development..................................      36,741          35,071          23,361
    Depreciation of property and equipment...............      24,268          20,383          16,736
    Amortization of intangible assets....................      21,438          16,194          14,167
                                                             ----------------------------------------
                                                              366,864         321,727         274,234
                                                             ----------------------------------------
Income from operations                                         70,326          59,645          50,336
    Gain on sale of product line.........................          --           4,071              --
    Investment income, net...............................       2,874           2,850           2,899
    Interest expense.....................................        (672)         (3,375)         (7,820)
                                                             ----------------------------------------
Income before income taxes...............................      72,528          63,191          45,415
    Income taxes.........................................      29,441          24,717          19,607
                                                             ----------------------------------------
Net income...............................................    $ 43,087        $ 38,474        $ 25,808
                                                             ----------------------------------------
Net income per common share:
    Primary..............................................    $   2.24        $   2.14        $   1.65
                                                             ----------------------------------------
    Fully diluted........................................    $   2.24        $   2.09        $   1.59
                                                             ----------------------------------------
Shares used to compute net income per common share:
    Primary..............................................      19,249          17,958          15,647
                                                             ----------------------------------------
    Fully diluted........................................      19,251          19,176          18,991
                                                             ----------------------------------------

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

(In thousands, except per share amounts)                                                        December 31,
                                                                                         -----------------------
                                                                                             1994           1993
                                                                                         -----------------------
Assets
Current:
    Cash and equivalents.............................................................    $ 68,491       $ 51,955
    Short-term investments, at cost, which approximates market.......................      34,107         32,824
    Trade receivables, less allowance for doubtful accounts of $7,276 and $6,969.....      85,339         74,053
    Earned but unbilled receivables..................................................      13,488         12,213
    Prepaid expenses and other current assets........................................      14,380         13,895
    Deferred income taxes............................................................       6,490          5,690
                                                                                         -----------------------
      Total current assets...........................................................     222,295        190,630
Property and equipment, less accumulated depreciation of $105,036 and $85,098........      90,436         77,556
Software products, less accumulated amortization of $46,943 and $37,931..............      23,964         27,615
Goodwill, less accumulated amortization of $15,035 and $11,888.......................      95,822         84,852
Other intangible assets, less accumulated amortization of $20,452 and $14,535........      53,223         37,482
                                                                                         -----------------------
                                                                                         $485,740       $418,135
                                                                                         =======================
Liabilities and Stockholders' Equity
Current:
    Short-term and current portion of long-term debt.................................    $  5,673       $  3,162
    Accounts payable.................................................................       7,628          7,191
    Accrued compensation and benefits................................................      22,354         19,466
    Other accrued expenses...........................................................      14,214         11,528
    Accrued income taxes.............................................................       6,049          4,069
    Deferred revenues................................................................      57,492         45,633
                                                                                         -----------------------
      Total current liabilities......................................................     113,410         91,049
                                                                                         -----------------------
Long-term debt.......................................................................       4,894          3,361
                                                                                         -----------------------
Deferred income taxes................................................................       8,144          6,765
                                                                                         -----------------------
Commitments

Stockholders' equity:
    Preferred stock, par value $.01 per share; 5,000 shares authorized...............          --             --
    Common stock, par value $.01 per share; 60,000 shares authorized;
      18,898 and 18,801 shares issued................................................         189            188
    Capital in excess of par value...................................................     162,235        161,149
    Restricted stock plans...........................................................        (858)        (2,156)
    Retained earnings................................................................     205,121        162,034
    Foreign currency translation adjustment..........................................      (2,366)        (4,041)
                                                                                         -----------------------
                                                                                          364,321        317,174
    Treasury stock, at cost, 131 and 6 shares........................................      (5,029)          (214)
                                                                                         -----------------------
      Total stockholders' equity.....................................................     359,292        316,960
                                                                                         -----------------------
                                                                                         $485,740       $418,135
                                                                                         -----------------------

The accompanying notes are an integral part of these financial statements.

                                      SunGard Data Systems Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)                                                                                   Year Ended December 31,
                                                                                        -----------------------------------------
                                                                                          1994             1993             1992
                                                                                        -----------------------------------------
Cash Flow From Operations
    Net income........................................................................ $ 43,087         $ 38,474         $ 25,808
    Reconciliation of net income to cash flow from operations:
      Depreciation and amortization...................................................   45,706           36,577           30,903
      Net gain on sale of product line................................................       --           (3,371)              --
      Charges for incentive stock plans...............................................    1,462            1,432            2,678
      Other noncash charges (credits).................................................     (176)            (272)             816
      Deferred income tax provision (benefit).........................................   (3,668)             710           (2,948)
                                                                                       ------------------------------------------
                                                                                         86,411           73,550           57,257

    Cash provided by (used for) working capital, net of effect of acquired businesses and sale of product line:
       Accounts receivable and other current assets...................................  (11,536)         (19,574)          (4,902)
       Accounts payable and accrued expenses..........................................    4,594             (190)           7,538
       Deferred revenues..............................................................   10,300            6,590            2,559
                                                                                       ------------------------------------------
         Cash flow from operations....................................................   89,769           60,376           62,452
                                                                                       ------------------------------------------

Financing Activities
    Cash received under employee stock plans..........................................    3,687            4,034            2,977
    Cash paid for treasury stock......................................................   (7,979)          (2,406)          (1,469)
    Repayments of debt................................................................   (2,121)          (2,530)          (1,076)
                                                                                       ------------------------------------------
      Total financing activities......................................................   (6,413)            (902)             432
                                                                                       ------------------------------------------

Long-Term Investment Activities
    Cash paid for acquired businesses, net of cash acquired...........................  (28,061)         (30,808)         (22,370)
    Cash paid for property and equipment..............................................  (34,286)         (35,079)         (24,017)
    Cash paid for software and other assets...........................................   (3,191)          (4,139)          (3,192)
    Cash received from sale of assets.................................................       --           11,923              605
                                                                                       ------------------------------------------
      Total long-term investment activities...........................................  (65,538)         (58,103)         (48,974)
                                                                                       ------------------------------------------
Increase in cash and equivalents before short-term investment activities..............   17,818            1,371           13,910

Short-Term Investment Activities
    Purchase of short-term investments................................................  (48,775)         (31,140)         (28,536)
    Maturities of short-term investments..............................................   47,493           21,627           18,595
                                                                                       ------------------------------------------
Increase (decrease) in cash and equivalents...........................................   16,536           (8,142)           3,969
Beginning cash and equivalents........................................................   51,955           60,097           56,128
                                                                                       ------------------------------------------
Ending cash and equivalents........................................................... $ 68,491         $ 51,955         $ 60,097
                                                                                       ------------------------------------------

Noncash Activities
    Reduction of long-term debt, net of debt issuance costs, resulting from
      conversion of subordinated debentures into common stock.........................       --         $(83,993)              --
                                                                                       ------------------------------------------
Supplemental Information
    Interest paid..................................................................... $    703         $  4,369         $  7,758
                                                                                       ------------------------------------------
    Income taxes paid................................................................. $ 30,405         $ 24,431         $ 20,188
                                                                                       ------------------------------------------
  Acquired businesses:
      Property and equipment.......................................................... $  2,250         $  4,843         $  2,939
      Software products...............................................................    2,620            4,872            8,547
      Goodwill and other intangible assets............................................   38,274           30,596           16,574
      Purchase price obligations and debt assumed.....................................   (5,184)          (2,963)          (2,914)
      Deferred income taxes...........................................................   (3,234)              --           (4,311)
      Net current assets acquired (liabilities assumed)...............................   (6,665)          (6,540)           1,535
                                                                                       ------------------------------------------
          Cash paid for acquired businesses, net of cash acquired..................... $ 28,061         $ 30,808         $ 22,370
                                                                                       ------------------------------------------

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity

(In thousands, except per share amounts)
                                                               Common Stock
                                                             -----------------
                                                             Number of    Par
                                                               Shares    Value
                                                             -----------------
Balances, December 31, 1991.................................   15,137    $151
  Net income................................................       --      --
  Purchase of common stock..................................       --      --
  Shares issued under stock option and stock purchase plans.      127       2
  Compensation expense related to restricted stock plans....       --      --
  Income tax benefit arising from transactions in common
    stock options...........................................       --      --
  Foreign currency translation adjustment...................       --      --
                                                              ---------------
Balances, December 31, 1992.................................   15,264     153
  Net income................................................       --      --
  Shares issued upon conversion of subordinated debentures..    3,310      33
  Purchase of common stock..................................       --      --
  Shares issued under restricted stock plans................        5      --
  Shares issued under stock option and stock purchase plans.      222       2
  Compensation expense related to restricted stock plans....       --      --
  Income tax benefit arising from transactions in common
    stock options...........................................       --      --
  Foreign currency translation adjustment...................       --      --
                                                              ---------------
Balances, December 31, 1993.................................   18,801     188
  Net income................................................       --      --
  Purchase of common stock..................................       --      --
  Shares issued under restricted stock plans, net...........        5      --
  Shares issued under stock option and stock purchase plans.       92       1
  Compensation expense related to restricted stock plans....       --      --
  Income tax benefit arising from transactions in common
    stock options...........................................       --      --
  Foreign currency translation adjustment...................       --      --
                                                              ---------------
Balances, December 31, 1994.................................   18,898    $189
                                                              ---------------

The accompanying notes are an integral part of these financial statements.

                                                                                                  Foreign
                                                             Capital in  Restricted               Currency
                                                              Excess of     Stock     Retained  Translation
                                                              Par Value     Plans     Earnings   Adjustment
                                                             ----------------------------------------------
Balances, December 31, 1991.................................   $ 70,125    $(4,857)   $ 97,752    $   178
  Net income................................................         --         --      25,808         --
  Purchase of common stock..................................         --         --          --         --
  Shares issued under stock option and stock purchase plans.      1,630         --          --         --
  Compensation expense related to restricted stock plans....         --      1,414          --         --
  Income tax benefit arising from transactions in common
    stock options...........................................        590         --          --         --
  Foreign currency translation adjustment...................         --         --          --     (2,892)
                                                               ------------------------------------------
Balances, December 31, 1992.................................     72,345     (3,443)    123,560     (2,714)
  Net income................................................         --         --      38,474         --
  Shares issued upon conversion of subordinated debentures..     84,167         --          --         --
  Purchase of common stock..................................         --         --          --         --
  Shares issued under restricted stock plans................        145       (145)         --         --
  Shares issued under stock option and stock purchase plans.      3,310         --          --         --
  Compensation expense related to restricted stock plans....         --      1,432          --         --
  Income tax benefit arising from transactions in common
    stock options...........................................      1,182         --          --         --
  Foreign currency translation adjustment...................         --         --          --     (1,327)
                                                               ------------------------------------------
Balances, December 31, 1993.................................    161,149     (2,156)    162,034     (4,041)
  Net income................................................         --         --      43,087         --
  Purchase of common stock..................................         --         --          --         --
  Shares issued under restricted stock plans, net...........        164       (164)         --         --
  Shares issued under stock option and stock purchase plans.        522         --          --         --
  Compensation expense related to restricted stock plans....         --      1,462          --         --
  Income tax benefit arising from transactions in common
    stock options...........................................        400         --          --         --
  Foreign currency translation adjustment...................         --         --          --      1,675
                                                               ------------------------------------------
Balances, December 31, 1994.................................   $162,235    $  (858)   $205,121    $(2,366)
                                                               ------------------------------------------

                                                                Treasury Stock
                                                               ----------------
                                                               Number of
                                                                Shares    Cost      Total
                                                               ---------------------------
Balances, December 31, 1991.................................      (21)  $  (351)  $162,998
  Net income................................................       --        --     25,808
  Purchase of common stock..................................      (58)   (1,469)    (1,469)
  Shares issued under stock option and stock purchase plans.       78     1,818      3,450
  Compensation expense related to restricted stock plans....       --        --      1,414
  Income tax benefit arising from transactions in common
    stock options...........................................       --        --        590
  Foreign currency translation adjustment...................       --        --     (2,892)
                                                                 -------------------------
Balances, December 31, 1992.................................       (1)       (2)   189,899
  Net income................................................       --        --     38,474
  Shares issued upon conversion of subordinated debentures..       --        --     84,200
  Purchase of common stock..................................      (69)   (2,406)    (2,406)
  Shares issued under restricted stock plans................       --        --         --
  Shares issued under stock option and stock purchase plans.       64     2,194      5,506
  Compensation expense related to restricted stock plans....       --        --      1,432
  Income tax benefit arising from transactions in common
    stock options...........................................       --        --      1,182
  Foreign currency translation adjustment...................       --        --     (1,327)
                                                                 -------------------------
Balances, December 31, 1993.................................       (6)     (214)   316,960
  Net income................................................       --        --     43,087
  Purchase of common stock..................................     (212)   (7,979)    (7,979)
  Shares issued under restricted stock plans, net...........       --        --         --
  Shares issued under stock option and stock purchase plans.       87     3,164      3,687
  Compensation expense related to restricted stock plans....       --        --      1,462
  Income tax benefit arising from transactions in common
    stock options...........................................       --        --        400
  Foreign currency translation adjustment...................       --        --      1,675
                                                                 -------------------------
Balances, December 31, 1994.................................     (131)  $(5,029)  $359,292
                                                                 -------------------------

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

        Principles of Consolidation

        SunGard Data Systems Inc. (the Company), through its wholly owned subsidiaries, operates in a single industry segment providing computer services, principally proprietary processing services and software to the financial services industry and computer disaster recovery services. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

        Revenue Recognition

        Revenues from disaster recovery, software maintenance and remote processing services are recognized over the terms of the related contracts or as the related service is provided. License-fee revenues from proprietary products are generally recognized upon the signing of a contract and delivery of the product. In those instances where the Company provides training, installation and other post-delivery services, a portion of the contract price is deferred and recognized as the related services are provided. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization are recognized based on the estimated percentage of completion. Changes in estimated costs during the course of the contract are reflected in the period in which the facts become known.

        Cash Equivalents and Short-Term Investments

        Cash in excess of daily requirements is invested primarily in institutional money-market funds, commercial paper, time deposits, certificates of deposit and short-term bonds. Investments purchased with a maturity of three months or less at the date of purchase are considered to be cash equivalents; those with maturities greater than three months are considered to be short-term investments.

        Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash and short-term investments and receivables. By policy the Company places its temporary cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company sells a significant portion of its products and services to the financial services industry and could be directly affected by the well-being of the financial services industry in general. The Company believes that any credit risk associated with receivables is substantially mitigated by the relatively large number of customer accounts and reasonably short collection terms. Receivables are stated at estimated net realizable value, which approximates fair value.

        Property and Equipment

        Property and equipment are recorded at cost, and depreciation is provided on the straight-line method over the estimated useful lives of the related assets (two to eight years for equipment and ten to forty years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter.

        Foreign Currency Translation

        The functional currency of each of the Company's foreign operations is the local currency of the country in which the operation is headquartered. Accordingly, all assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates during the period. Increases and decreases in net assets resulting from foreign currency translation are accumulated as a separate component of stockholders' equity.

                                      SunGard Data Systems Inc. and Subsidiaries

        Software Development and Product Costs

        Product development costs are expensed as incurred and consist primarily of design and development costs of new products and costs associated with significant enhancements incurred prior to the establishment of a product's technological feasibility.

        Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Amortization of all software products aggregated $9,778,000, $8,564,000 and $7,227,000 during 1994, 1993 and 1992, respectively.

        Goodwill

        Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from twenty to forty years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows of the acquired businesses, as well as benefits the acquired businesses contribute to existing and related products, services and markets. The Company believes that no impairment of goodwill existed at December 31, 1994.

        Other Intangible Assets

        Other intangible assets consist primarily of contract rights and noncompetition agreements obtained in business acquisitions. Contract rights are amortized using the straight-line method over their estimated useful lives, ranging from five to thirty years. Noncompetition agreements are amortized using the straight-line method over the term of such agreements, ranging from four to seven years.

        Income Taxes

        The Company follows Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted tax rates in effect during the years in which the differences are expected to reverse.

        Net Income Per Common Share

        Primary and fully diluted net income per common share are calculated using the weighted-average number of common shares and common-equivalent shares outstanding during the year. Common-equivalent shares are attributable to unexercised stock options. Prior to May 12, 1993, fully diluted net income per common share was calculated based on the assumption that all of the Company's $86,250,000 convertible subordinated debentures (Debentures), which carried an interest rate of 8.25%, were converted into common stock on the date of issue (see Note 4). For purposes of calculating fully diluted net income per common share, net income is increased by the assumed incremental after-tax interest savings, and the weighted-average number of shares outstanding is increased by the additional common shares assumed to be issued, upon conversion of the Debentures.

Notes to Consolidated Financial Statements continued

2. Acquisitions and Dispositions

        Purchase Transactions and Product-Line Sale

        During 1994, the Company completed four business acquisitions. Two acquisitions were in the Company's investment support systems business and two were in its disaster recovery services business. Total cash paid in connection with these acquisitions was approximately $27,927,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $12,806,000.

        During 1993, the Company completed eight business acquisitions. Four acquisitions were in the Company's investment support systems business and four were in its disaster recovery services business. Total cash paid in connection with these acquisitions was approximately $32,258,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $13,284,000.

        On February 5, 1993, the Company sold its automotive dealership-systems product line, resulting in an after-tax gain of $3,371,000, or $0.18 per share on a fully diluted basis.

        Effective October 31, 1992, the Company completed the acquisition of AJL Holding AB (AJL), of Stockholm, Sweden, whose subsidiary Front Capital Systems AB is a developer and marketer of one of the world's leading front-office and analysis systems for exchange-traded and equity derivatives. The purchase price was approximately $7,920,000 in cash, plus a contingent payment of up to 50,000,000 Swedish Kronor (approximately $6,700,000 at December 31, 1994) depending upon AJL achieving certain financial results during the forty-two-month period ending April 30, 1996. The Consolidated Statements of Income include the results of AJL from November 1, 1992. Goodwill recorded in connection with this acquisition was approximately $4,093,000.

        On July 31, 1992, the Company completed the acquisition of Shaw Data Services, Inc. and its affiliates (Shaw), the largest domestic provider of portfolio management and performance measurement systems and computer services to institutional investment organizations and investment advisors. The purchase price was approximately $16,884,000 in cash, subject to certain adjustments, plus a contingent payment of up to $15,000,000 depending upon Shaw achieving certain financial results during the three-year period ending July 31, 1995. The Consolidated Statements of Income include the results of Shaw from August 1, 1992. Goodwill recorded in connection with this acquisition was approximately $5,211,000.

        Pro forma combined results of operations are not presented since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

3. Property and Equipment

        Property and equipment consist of the following at December 31 (in thousands):

                                                         1994           1993
                                                       -----------------------
Computer and telecommunications
     equipment...................................      $ 121,691     $ 101,543
Leasehold improvements...........................         28,302        21,771
Office furniture and equipment...................         22,413        19,102
Buildings and improvements.......................         15,672        14,071
Land.............................................          2,491         2,491
Construction in progress.........................          4,903         3,676
                                                       -----------------------
                                                         195,472       162,654
Accumulated depreciation and
    amortization.................................       (105,036)      (85,098)
                                                       -----------------------
                                                       $  90,436      $ 77,556
                                                       -----------------------

4. Long-Term Debt

        Long-term debt consists of the following at December 31 (in thousands):

                                                            1994        1993
                                                          -------------------
Purchase price obligations due former
    owners of acquired businesses.......................  $ 7,944     $ 2,705
Other, primarily capital lease
    obligations for computer equipment
    and buildings, interest ranging
    from 4.3% to 8.6%...................................    2,623       3,818
                                                          -------------------
                                                           10,567       6,523
Less current maturities.................................   (5,673)     (3,162)
                                                          -------------------
                                                          $ 4,894     $ 3,361
                                                          -------------------

                                      SunGard Data Systems Inc. and Subsidiaries

        On May 12, 1993, substantially all of the Company's Debentures were converted into 3,309,803 shares of common stock of the Company at a conversion price of $26.00 per share. On a pro forma basis, had the Debentures been converted on January 1, 1993, primary earnings per share would have approximated earnings per share on a fully diluted basis.

        The Company has two unsecured revolving credit agreements (Credit Agreements) that provide for up to an aggregate $25,000,000 of revolving credit for a three-year period (renewable on an annual basis at the lenders' option) at an interest rate based upon LIBOR plus 0.75%, the CD rate plus 0.875%, or the Prime rate, at the Company's option. In order to remain eligible to borrow under the Credit Agreements, the Company must, among other requirements, maintain a defined minimum tangible net worth and limit its total debt. There had been no borrowing under the Credit Agreements through December 31, 1994.

        Annual maturities of long-term debt during the next five years are as follows: 1995-$5,673,000; 1996-$2,160,000; 1997-$371,000; 1998-$358,000 and
1999-$421,000.

5.  Stock Option and Award Plans

        Employee Stock Purchase Plan

        Under the Company's Employee Stock Purchase Plan, a maximum of 600,000 shares of common stock may be issued to substantially all full-time employees. Eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions, at a purchase price equal to 85% of the closing price of the Company's common stock on the last business day of each calendar quarter. During 1994, 1993 and 1992, employees purchased 87,000, 64,000 and 63,000 shares, respectively, at average purchase prices of $30.98, $30.06 and $22.21 per share, respectively. At December 31, 1994, 182,000 common shares were reserved for issuance under this plan.

        Restricted Stock Plans

        On April 30, 1991, the stockholders approved the Company's Restricted Stock Award Plan for Outside Directors (RSAP). The RSAP provides for awards of up to 100,000 shares of the Company's common stock. Each outside director will automatically receive an initial award of 5,000 shares of the Company's common stock upon election to the Company's Board of Directors and, upon reelection as an outside director every fifth year thereafter, will automatically receive another 5,000 shares. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 5,000 shares were granted during 1994 and 1993 at market values of $34.63 and $29.00 per share, respectively. There were no awards during 1992. At December 31, 1994, 61,000 common shares were reserved for issuance under this plan.

        On May 1, 1990, the stockholders approved the Company's Restricted
Stock Incentive Plan (RSIP). The RSIP provides for awards of up to 400,000 shares of the Company's common stock to key management employees. Shares awarded under the RSIP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. There have been no awards granted since 1991. At December 31, 1994, 54,000 common shares were reserved for issuance under this plan.

        Unearned compensation expense related to the restricted stock plans is reported as a reduction of stockholders' equity in the accompanying consolidated financial statements. For accounting purposes, compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions and is based on the market value on the award date less the par value of the shares awarded. Compensation expense related to these plans aggregated $1,462,000, $1,432,000 and $1,414,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Notes to Consolidated Financial Statements continued

        Stock Option Plans

        Under the Company's 1986 Stock Option Plan, options to purchase up to 1,000,000 shares of the Company's common stock may be issued to officers and key employees. These options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a five-year vesting schedule.

        Under the Company's 1982 Incentive Stock Option Plan, employees were granted options to purchase up to 1,047,000 shares of the Company's common stock at 100% of the fair value of the stock on the date of grant. Options were granted for a ten-year term and became exercisable in five cumulative annual installments of 20%, commencing one year from the date of grant.

        The table below summarizes transactions under the Company's 1986 and 1982 stock option plans.

                                                                                                            Shares
                                                                                                  ----------------------------
                                                                                                  Available       Under Option
                                                                                                  ----------------------------
Balances at December 31, 1991 ($0.70 - $18.00 per share)....................................        190,000            775,000
    Expired.................................................................................        (43,000)                --
    Granted ($22.38 - $28.38 per share).....................................................        (95,000)            95,000
    Exercised ($4.17 - $18.00 per share)....................................................             --            (88,000)
                                                                                                  ----------------------------
Balances at December 31, 1992 ($0.70 - $28.38 per share)....................................         52,000            782,000
    Authorized..............................................................................        250,000                 --
    Canceled ($10.00 - $29.00 per share)....................................................         40,000            (40,000)
    Granted ($29.00 - $39.00 per share).....................................................        (65,000)            65,000
    Exercised ($0.70 - $23.38 per share)....................................................             --           (123,000)
                                                                                                  ----------------------------
Balances at December 31, 1993 ($5.00 - $39.00 per share)....................................        277,000            684,000
    Canceled ($14.00 and $23.38 per share)..................................................          5,000             (5,000)
    Granted ($38.50 and $38.75 per share)...................................................        (51,000)            51,000
    Exercised ($5.00 - $23.38 per share)....................................................             --            (92,000)
                                                                                                  ----------------------------
Balances at December 31, 1994 ($5.00 - $39.00 per share)....................................        231,000            638,000
                                                                                                  ----------------------------
Options exercisable at December 31, 1994....................................................                           533,000
                                                                                                                       -------

        Equity Incentive Plan

        On May 9, 1994, the stockholders approved the Company's 1994 Equity Incentive Plan (EIP). Under the terms of the EIP, awards for up to 500,000 shares of common stock may be granted to key employees of the Company, with an individual limit of 100,000 shares per participant per year. During 1994, awards for up to an aggregate of 42,000 shares were granted to the five group chief executives (the 1994 awards). The actual number of shares and the exercise price per share are contingent upon achieving certain cumulative financial results over a three-year period ending December 31, 1996. The maximum number of shares that may be earned under the 1994 awards is 42,000 shares. The exercise price per share is $38.65, but could be reduced to a minimum of $24.74 if actual operating results during the three-year period exceed targeted operating results. Compensation expense, if any, will be determined initially at the time the achievement of the cumulative financial results becomes probable and will be recorded over the remaining three-year period, based upon the difference between the market value and exercise price of the shares earned. During the year ended December 31, 1994, no expense was recorded in connection with the 1994 awards.

                                      SunGard Data Systems Inc. and Subsidiaries

6. Savings Plans

        The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will contribute a certain percentage of employee compensation or contributions up to a specified level. Company contributions charged to income under these plans aggregated $3,800,000, $3,092,000 and $2,466,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

7. Income Taxes

        The provisions for income taxes for the years ended December 31, 1994, 1993 and 1992 consist of the following (in thousands):

                                            1994       1993         1992
                                          --------------------------------
Current:
    Federal . . . . . . . . . . . . . .   $22,251     $17,013      $16,773
    State . . . . . . . . . . . . . . .     6,810       5,415        5,130
    Foreign . . . . . . . . . . . . . .     4,048       1,579          652
                                          --------------------------------
                                           33,109      24,007       22,555
                                          --------------------------------
Deferred:
    Federal . . . . . . . . . . . . . .    (2,579)        432       (2,221)
    State . . . . . . . . . . . . . . .      (603)        231         (642)
    Foreign . . . . . . . . . . . . . .      (486)         47          (85)
                                          --------------------------------
                                           (3,668)        710       (2,948)
                                          --------------------------------
                                          $29,441     $24,717      $19,607
                                          --------------------------------

        The principal sources of temporary differences that gave rise to deferred taxes and their tax effects for the years ended December 31, 1994, 1993 and 1992 follow (in thousands):

                                              1994       1993        1992
                                           -------------------------------
Accrued liabilities not currently
    deductible . . . . . . . . . . . .     $  (158)    $ 1,982     $(1,619)
Restricted stock plans . . . . . . . .        (547)       (541)       (509)
Software development costs . . . . . .          14         360          76
Depreciation and
    amortization . . . . . . . . . . .      (2,802)         (3)       (500)
Allowance for doubtful
    accounts . . . . . . . . . . . . .        (154)     (1,041)       (376)
Other, net . . . . . . . . . . . . . .         (21)        (47)        (20)
                                           -------------------------------
                                           $(3,668)    $   710     $(2,948)
                                           -------------------------------

        Differences between income tax expense at the statutory United States federal income tax rate and the Company's effective income tax rate for the years ended December 31, 1994, 1993 and 1992 are as follows (in thousands):

                                              1994        1993         1992
                                            --------------------------------
Tax at federal statutory rate . . . . . .   $25,385     $22,117      $15,441
State income taxes, net of
    federal benefit . . . . . . . . . . .     4,034       3,670        2,962
Nondeductible amortization. . . . . . . .     1,142       1,009        1,013
Tax-exempt interest income. . . . . . . .      (859)       (817)        (818)
Foreign taxes . . . . . . . . . . . . . .       196         210          160
Product-line sale . . . . . . . . . . . .        --      (1,013)          --
Other, net. . . . . . . . . . . . . . . .      (457)       (459)         849
                                            --------------------------------
                                            $29,441     $24,717      $19,607
                                            --------------------------------
Effective income tax rate . . . . . . . .      40.6%       39.1%        43.2%
                                            --------------------------------

        Deferred taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred taxes were recorded as of December 31, 1994 and 1993 (in thousands):

                                                 1994           1993
                                               ----------------------
Current:
    Accounts receivable . . . . . . . . . . .  $ 2,868        $ 2,927
    Accrued compensation and benefits . . . .    2,632          2,572
    Other accrued expenses. . . . . . . . . .    1,361            797
    Restricted stock plans. . . . . . . . . .     (371)          (606)
                                               ----------------------
                                               $ 6,490        $ 5,690
                                               ----------------------
Long-Term:
   Property and equipment . . . . . . . . . .  $   (77)       $  (654)
   Intangible assets. . . . . . . . . . . . .   (8,067)        (5,811)
   Restricted stock plans . . . . . . . . . .       --           (300)
                                               ----------------------
                                               $(8,144)       $(6,765)
                                               ----------------------

8. Export Sales

        The Company's domestic operations recorded revenues from international software license, maintenance and professional services of approximately $33,505,000, $29,061,000 and $32,501,000 for the years ended
December 31, 1994, 1993 and 1992, respectively.

Notes to Financial Statements continued

9. Commitments

        The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 1994 follow (in thousands):

            1995 . . . . . . . . . . . . . . . . . .     $ 42,995
            1996 . . . . . . . . . . . . . . . . . .       31,017
            1997 . . . . . . . . . . . . . . . . . .       22,663
            1998 . . . . . . . . . . . . . . . . . .       15,339
            1999 . . . . . . . . . . . . . . . . . .        6,803
            Thereafter . . . . . . . . . . . . . . .       14,884
                                                         --------
                                                         $133,701
                                                         ========
        Rent expense aggregated $45,923,000, $40,914,000 and $38,130,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Report of Independent Accountants

To The Board of Directors and Stockholders
SunGard Data Systems Inc.

        We have audited the accompanying consolidated balance sheets of SunGard Data Systems Inc. and subsidiaries of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunGard Data Systems Inc. and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                           COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 8, 1995