Form 10-K, Exhibit 13
period 1995-12-31
SUNGARD DATA SYSTEMS INC
filed 1996-03-29
CIK 789388

                                 EXHIBIT 13.1

------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)               1991           1992          1993           1994           1995
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA /(1)/
------------------------------------------------------------------------------------------------------------------------
     Revenues                                      $283,550       $324,570      $381,372       $437,190       $532,628
------------------------------------------------------------------------------------------------------------------------
     Income from operations                          42,491         50,336        59,645         70,326         80,076
------------------------------------------------------------------------------------------------------------------------
     Net income                                      21,467         25,808        38,474         43,087         48,672
------------------------------------------------------------------------------------------------------------------------
     Net income per share: /(2)/
------------------------------------------------------------------------------------------------------------------------
        Primary                                         .70            .82          1.07           1.12           1.23
------------------------------------------------------------------------------------------------------------------------
        Fully diluted                                   .68            .79          1.04           1.12           1.23
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
------------------------------------------------------------------------------------------------------------------------
     Total assets                                  $313,459       $365,580      $418,135       $485,740       $579,734
------------------------------------------------------------------------------------------------------------------------
     Total short-term and long-term debt             87,820         89,790         6,523         10,567         10,002
------------------------------------------------------------------------------------------------------------------------
     Stockholders' equity                           162,998        189,899       316,960        359,292        422,292
------------------------------------------------------------------------------------------------------------------------

(1) 1993 includes after-tax gain on sale of product line of $3,371, or $0.09 per share on a fully diluted basis. 1995 includes merger costs of $4,238, or $0.10 per share on a fully diluted basis. See Note 2 of Notes to Consolidated Financial Statements.
(2) All per share amounts have been adjusted for a July 1995 two-for-one stock split. See Note 10 of Notes to Consolidated Financial Statements.

                               TABLE OF CONTENTS


--------------------------------------------------------------------------------
Quarterly Financial Information                                       p. 40
--------------------------------------------------------------------------------
Stock Information                                                     p. 40
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
 Results of Operations                                                p. 41
--------------------------------------------------------------------------------
Consolidated Statements of Income                                     p. 45
--------------------------------------------------------------------------------
Consolidated Balance Sheets                                           p. 46
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows                                 p. 47
--------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Equity                        p. 48
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                            p. 50
--------------------------------------------------------------------------------
Report of Independent Accountants                                     p. 56
--------------------------------------------------------------------------------

--
39   1995 Annual Report
--

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In thousands, except per share amounts)                  First       Second      Third     Fourth
                                                         Quarter     Quarter     Quarter   Quarter
                                                        ------------------------------------------
1995 /(1)/
     Revenues.......................................    $121,490    $125,119    $132,114  $153,905
     Income before income taxes.....................      18,850      20,707      21,292    24,263
     Net income.....................................      11,121      12,218      12,008    13,325
     Net income per common share:  /(2)/
       Primary......................................         .29         .32         .31       .31
       Fully diluted................................         .29         .32         .31       .31

1994
     Revenues.......................................    $102,152    $104,592    $109,908  $120,538
     Income before income taxes.....................      15,972      17,657      18,210    20,689
     Net income.....................................       9,423      10,418      10,744    12,502
     Net income per common share:  /(2)/
       Primary......................................         .24         .27         .28       .33
       Fully diluted................................         .24         .27         .28       .32

(1) 1995 includes third-quarter merger costs of $1,351, or $0.03 per share on a fully diluted basis, and fourth-quarter merger costs of $2,887, or $0.07 per share on a fully diluted basis. See Note 2 of Notes to Consolidated Financial Statements.
(2) All per share amounts have been adjusted for a July 1995 two-for-one stock split. See Note 10 of Notes to Consolidated Financial Statements.


STOCK INFORMATION


The common stock of SunGard Data Systems Inc. trades on the National Market of The Nasdaq Stock Market and the London Stock Exchange under the symbol SNDT. At March 8, 1996, the Company had approximately 2,600 stockholders of record. No dividends have ever been paid on the Company's common stock. The Company's policy is to retain earnings for use in its business.

The following table indicates high and low sales prices per share of the Company's common stock, as reported on Nasdaq. All prices reflect the Company's July 1995 two-for-one stock split.


Calendar Year 1994
     First Quarter..................  $20 1/2  $17 1/4
     Second Quarter.................   20 3/8   15 3/4
     Third Quarter..................   19 3/8   16 3/8
     Fourth Quarter.................   20 1/8   16 7/8

Calendar Year 1995
     First Quarter..................  $24 3/8  $17 3/4
     Second Quarter.................   26 3/4   21 5/8
     Third Quarter..................   31 3/4   26 1/8
     Fourth Quarter.................   32 1/2   25 1/4

The last sale price of the Company's common stock on March 8, 1996, as reported on Nasdaq, was $34 3/4 per share.

--
40  SunGard Data Systems Inc.
--

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements about the Company's expectations and all other statements in this Annual Report other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of software sales, the timing and scope of technological advances, the performance of recently acquired businesses, the prospects for future acquisitions, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 1995, a copy of which may be obtained from the Company without charge.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain amounts included in the Consolidated Statements of Income of SunGard Data Systems Inc., the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period.

                                                Year Ended December 31,    Percent of Revenues /(1)/             Percent
                                                     (in millions)          Year Ended December 31,      Increase (Decrease) /(1)/
                                                -----------------------     -----------------------    -----------------------------
                                                 1995     1994     1993      1995     1994     1993     1995 vs. 1994  1994 vs. 1993
                                                -----------------------     -----------------------    -----------------------------
Revenues
     Investment support systems.............   $330.6   $271.1    $243.0      62%      62%      64%           22%            12%
     Disaster recovery services.............    162.3    138.7     113.2      31       32       30            17             23
     Computer services and other............     39.7     27.4      25.2       7        6        6            45              9
                                               -------------------------    -----------------------
                                               $532.6   $437.2    $381.4     100%     100%     100%           22             15
                                               =========================    =======================
Costs and Expenses
     Cost of sales and direct operating.....   $234.0   $194.8    $173.1      44%      45%      46%           20%            13%
     Sales, marketing and
        administration......................    109.2     89.6      76.9      21       20       20            22             16
     Product development....................     50.4     36.8      35.1       9        8        9            37              5
     Depreciation...........................     30.8     24.3      20.4       6        6        5            27             19
     Amortization...........................     23.9     21.4      16.2       4        5        4            12             32
     Merger costs...........................      4.2     --        --         1       --       --            --             --
                                               -------------------------    -----------------------
                                               $452.5   $366.9    $321.7      85%      84%      84%           23             14
                                               =========================    =======================
Operating Income
     Investment support systems /(2)/.......   $ 51.7   $ 43.9    $ 38.5      16%      16%      16%           18%            14%
     Disaster recovery services /(2)/.......     34.9     29.2      25.0      22       21       22            20             17
     Computer services and other /(2)/......      5.1      4.8       3.2      13       18       13             6             50
     Corporate administration...............     (7.4)    (7.6)     (7.1)     (1)      (2)      (2)           (3)             6
     Merger costs...........................     (4.2)    --        --        (1)      --       --            --             --
                                               -------------------------
                                               $ 80.1   $ 70.3    $ 59.6      15       16       16            14             18
                                               =========================

(1) All percentages are calculated using actual amounts rounded to the nearest $1,000.
(2) Percent of revenues is calculated as a percent of investment support systems, disaster recovery services, and computer services and other revenues, respectively.

--
41  1995 Annual Report
--

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

INCOME FROM OPERATIONS

Investment Support Systems (ISS)

The Company's ISS business is comprised of more than twenty operating units of various sizes and complexities. Historically, most operating units have met or exceeded expectations, while some have not, yielding overall results for the entire business at approximately the levels expected.

   The ISS operating margin was 16% for the years 1993 through 1995. The Company expects that the full-year 1996 ISS operating margin will remain approximately 16%. The most important factors affecting the ISS operating margin continue to be the timing and magnitude of software license revenues, the performance of recently acquired businesses and the level of spending on product development.

   Since overall ISS results reflect the sum of the diverse results of individual operating units, there could be an adverse impact on ISS revenues and margins if too many individual units are unable to meet expectations.

Disaster Recovery Services (DRS)

The small increase in the DRS operating margin in 1995 compared to 1994 is attributable primarily to an increase in revenues resulting from new contract signings, contract renewals and the results of cost-containment efforts related to selling, marketing and administrative costs. The increase is net of the impact of an increase in operating costs due to equipment and facilities improvements. The small decline in the DRS operating margin in 1994 compared to 1993 is attributable primarily to increased spending on computer system upgrades and new marketing programs. The decline is net of the positive impacts of acquired businesses, new contract signings and contract renewals. The absence of higher disaster fees earned in 1993, primarily in connection with the World Trade Center bombing in February 1993, also contributed to the decline in the 1994 DRS operating margin compared to 1993.

   The Company expects that the full-year 1996 DRS operating margin will remain the same as in 1995. The most important factors affecting the DRS operating margin continue to be the rate of new contract signings, contract renewals and the timing and magnitude of equipment and facilities expenditures.


Computer Services and Other (CS)

The decline in the CS operating margin in 1995 compared to 1994 is due to the initial effect of acquired businesses. Excluding acquired businesses, which were accounted for as poolings-of-interests, the 1995 CS operating margin was 18%. The improvement in the CS operating margin in 1994 compared to 1993 is due primarily to an increase in revenues. The improvement is net of the impact of lower royalties associated with certain product rights. Additionally, the 1993 operating margin was affected negatively by costs associated with a relocation of the principal CS data center to a new facility in Voorhees, New Jersey.

   The Company expects that the CS operating margin will improve for the full-year 1996 compared to 1995. The most important factors affecting the CS operating margin are the performance of acquired businesses, which are primarily dependent upon the timing and magnitude of software license revenues, and revenue growth in remote-access computer processing and automated mailing services.

REVENUES

Total revenues increased $95.4 million and $55.8 million in 1995 and 1994, respectively. Excluding acquired businesses, revenues increased $62.6 million and $36.6 million, or 15% and 10%, in 1995 and 1994, respectively. Recurring revenues derived from remote processing, disaster recovery and software maintenance services are approximately $425.6 million, $367.3 million and $321.0 million in 1995, 1994 and 1993, respectively, representing 80% of consolidated revenues in 1995 and 84% of consolidated revenues in 1994 and 1993. The decline in the percentage of recurring revenues during 1995 compared to 1994 and 1993 is due to an increase in the percentage of software license revenues, which increased to 12% of total revenues in 1995 from 8% of total revenues in 1994. This increase was due primarily to strong growth in software license revenues from both the Trading Systems Group's products and acquired businesses.

   The Company expects total revenues to increase in 1996 due primarily to an expected increase in software license revenues, although at a lower rate than in 1995, a full year of operations from acquired businesses, and continued growth in DRS revenues, especially from midrange platforms, although also at a lower rate than in 1995.

--
42  SunGard Data Systems Inc.
--

   The Company sells a significant portion of its products and services to the financial services industry and could be directly affected by the overall condition of that industry. The Company expects that the consolidation trend in the financial services industry will continue, but it is unable to predict what effect, if any, this trend may have.

Investment Support Systems

ISS revenues increased $59.5 million and $28.1 million in 1995 and 1994, respectively. Excluding acquired businesses, revenues increased $39.7 million and $18.3 million, or 15% and 8%, in 1995 and 1994, respectively. The 1995 increase is attributable to a $23.6 million, or 37%, increase in software license and professional services revenues and a $16.1 million, or 8%, increase in remote processing and software maintenance revenues. The 1994 increase is attributable to a $12.8 million increase in remote processing and software maintenance revenues and a $5.5 million increase in software license and professional services revenues.

Disaster Recovery Services

DRS revenues increased $23.6 million and $25.5 million in 1995 and 1994, respectively. Excluding acquired businesses, revenues increased $20.3 million and $15.1 million, or 15% and 14%, in 1995 and 1994, respectively. The increases in 1995 and 1994 are due to $18.7 million and $13.3 million respective increases in revenues primarily from new contract signings and contract renewals, a significant portion of which were in the Company's midrange platforms, and $1.6 million and $1.8 million respective increases in software license and professional services revenues.

Computer Services and Other

CS revenues increased $12.3 million and $2.2 million in 1995 and 1994, respectively. Excluding acquired businesses, 1995 revenues increased $2.5 million, or 9%, compared to 1994. Excluding 1993 revenues attributable to a product line sold in February 1993, 1994 revenues increased $3.3 million, or 14%. The 1995 and 1994 increases are due to increased volume in the Company's remote-access computer services business and, to a lesser extent, increased revenues in the Company's mailing services business.

COSTS AND EXPENSES

Cost of sales and direct operating expenses increased $39.2 million and $21.7 million in 1995 and 1994, respectively. The increases are due primarily to acquired businesses and computer and facilities improvements. The 1995 decrease in cost of sales and direct operating expenses as a percentage of revenues is due primarily to increased product development spending. The 1994 decrease is due primarily to the 1993 purchase of the CS data center and the fact that in 1994 leased equipment represented a lower percentage of total capital requirements for midrange DRS offerings. These factors caused depreciation expense to increase at a faster rate than cost of sales and direct operating expenses during 1994.

   Sales, marketing and administration expenses increased $19.6 million and $12.6 million in 1995 and 1994, respectively. The 1995 increase is due primarily to acquired businesses and increased sales activity, particularly in the Trading Systems Group. The 1994 increase is due primarily to acquired businesses and increased sales activity in the DRS business.

   Product development expenses increased $13.6 million and $1.7 million in 1995 and 1994, respectively. The 1995 increase is due primarily to acquired businesses and increased development spending in connection with various ISS products. The 1994 increase is due primarily to development spending in connection with various ISS products. In addition, development costs capitalized were $3.6 million and $1.9 million in 1995 and 1994, respectively.

   Depreciation of property and equipment increased $6.5 million and $3.9 million in 1995 and 1994, respectively. The 1995 increase is due to acquired businesses and purchases of disaster recovery computer and telecommunications equipment. The 1994 increase is due to purchases of disaster recovery telecommunications and midrange computer equipment, the new CS data center and acquired businesses.

    Merger costs of $4.2 million ($0.10 per fully diluted share) were incurred during the third and fourth quarters of 1995 in connection with three acquisitions accounted for as poolings-of-interests (see Note 2 of Notes to Consolidated Financial Statements). These costs consist primarily of investment banking, legal and accounting fees that are not deductible for income tax purposes.

--
43  1995 Annual Report
--

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

  Net interest income increased $2.8 million and $2.7 million in 1995 and 1994, respectively. The 1995 increase is due primarily to a change in mix between taxable and tax-exempt instruments and an increase in average cash and investment balances. The 1994 increase is due primarily to the conversion of the Company's subordinated debentures on May 12, 1993.

  The Company's effective income tax rate was 42.8% and 40.6% in 1995 and 1994, respectively. The 1995 effective income tax rate was higher than in 1994 due to nondeductible merger costs associated with 1995 acquisitions accounted for as poolings-of-interests (see Note 2 of Notes to Consolidated Financial Statements). Excluding merger costs, the 1995 effective income tax rate approximates the 1994 effective income tax rate. The 1993 effective income tax rate was lower than in 1994 due primarily to the sale of a product line.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments as of December 31, 1995 increased $12.6 million from December 31, 1994, to $115.2 million. Cash flow from operations increased slightly in 1995 compared to 1994. The increase in accounts receivable and other current assets is due primarily to an increase in software license sales in December 1995 and acquired businesses. The Company expects that capital spending for property and equipment during 1996 will increase from $31.7 million in 1995 to approximately $37.0 million due to businesses acquired in 1995 and anticipated equipment and facilities improvements.

  During the year ended December 31, 1995, as adjusted for a two-for-one stock split (see Note 10 of Notes to Consolidated Financial Statements), the Company paid $10.0 million for 400,000 shares of its common stock, which were repurchased under a previously announced stock repurchase plan. During 1996, the Company expects to continue its systematic pattern of stock repurchases in order to satisfy the needs of its employee stock purchase, equity incentive and other stock award plans.

  The Company has two revolving credit agreements for an aggregate of $25.0 million. In order to remain eligible for borrowing under the agreements, the Company must, among other requirements, maintain a defined minimum tangible net worth and limit its total debt. There had been no borrowing under these agreements through December 31, 1995.

  At December 31, 1995, the Company's remaining commitments consist primarily of operating leases for computer equipment and facilities aggregating $144.4 million, of which $45.0 million will be paid in 1996. The Company expects that its existing cash resources and cash generated from operations will be sufficient for the foreseeable future to meet its operating requirements, contingent payments in connection with business acquisitions, and ordinary capital spending needs. Furthermore, the Company believes that it has the capacity to borrow funds and issue equity to finance additional capital needs.

--
44  SunGard Data Systems Inc.
--

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)                                          Year Ended December 31,
                                                                  ----------------------------------------------------
                                                                       1995                   1994            1993
                                                                  ----------------------------------------------------
Revenues.........................................................    $532,628               $437,190        $381,372
                                                                  ----------------------------------------------------

Costs and expenses:
     Cost of sales and direct operating..........................     234,011                194,838         173,111
     Sales, marketing and administration.........................     109,226                 89,579          76,968
     Product development.........................................      50,338                 36,741          35,071
     Depreciation of property and equipment......................      30,807                 24,268          20,383
     Amortization of intangible assets...........................      23,932                 21,438          16,194
     Merger costs................................................       4,238                     --              --
                                                                  ----------------------------------------------------
                                                                      452,552                366,864         321,727
                                                                  ----------------------------------------------------
Income from operations...........................................      80,076                 70,326          59,645
     Gain on sale of product line................................          --                     --           4,071
     Interest income (expense), net..............................       5,036                  2,202            (525)
                                                                  ----------------------------------------------------
Income before income taxes.......................................      85,112                 72,528          63,191
     Income taxes................................................      36,440                 29,441          24,717
                                                                  ----------------------------------------------------
Net income.......................................................    $ 48,672               $ 43,087        $ 38,474
                                                                  ====================================================
Net income per common share:
     Primary.....................................................       $1.23                  $1.12           $1.07
                                                                  ====================================================
     Fully diluted...............................................       $1.23                  $1.12           $1.04
                                                                  ====================================================
Shares used to compute net income per common share:
     Primary.....................................................      39,636                 38,498          35,916
                                                                  ====================================================
     Fully diluted...............................................      39,668                 38,502          38,352
                                                                  ====================================================

The accompanying notes are an integral part of these financial statements.

------
  45      1995 Annual Report
------

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)                                                     December 31,
                                                                                --------------------------------------
                                                                                      1995                    1994
                                                                                --------------------------------------
Assets
Current:
     Cash and equivalents.....................................................       $ 79,091               $ 68,491
     Short-term investments, at cost, which approximates market...............         36,066                 34,107
     Trade receivables, less allowance for
        doubtful accounts of $6,426 and $7,276................................        118,169                 85,339
     Earned but unbilled receivables..........................................         25,090                 13,488
     Prepaid expenses and other current assets................................         16,020                 14,380
     Deferred income taxes....................................................          6,727                  6,490
                                                                                --------------------------------------
        Total current assets..................................................        281,163                222,295
Property and equipment, less accumulated depreciation
     of $126,580 and $105,036.................................................         95,745                 90,436
Software products, less accumulated amortization
     of $59,033 and $46,943...................................................         35,375                 23,964
Goodwill, less accumulated amortization of $19,658 and $15,035................        116,455                 95,822
Other intangible assets, less accumulated amortization
     of $27,015 and $20,452...................................................         50,996                 53,223
                                                                                --------------------------------------
                                                                                     $579,734               $485,740
                                                                                ======================================
Liabilities and Stockholders' Equity
Current:
     Short-term and current portion of long-term debt.........................       $  6,761               $  5,673
     Accounts payable.........................................................         12,428                  7,628
     Accrued compensation and benefits........................................         29,330                 22,354
     Other accrued expenses...................................................         15,773                 14,214
     Accrued income taxes.....................................................         10,639                  6,049
     Deferred revenues........................................................         72,642                 57,492
                                                                                --------------------------------------
        Total current liabilities.............................................        147,573                113,410
                                                                                --------------------------------------
Long-term debt................................................................          3,241                  4,894
                                                                                --------------------------------------
Deferred income taxes.........................................................          6,628                  8,144
                                                                                --------------------------------------
Commitments
Stockholders' equity:
     Preferred stock, par value $.01 per share; 5,000 shares authorized.......             --                     --
     Common stock, par value $.01 per share; 60,000 shares authorized;
        42,111 and 18,898 shares issued.......................................            421                    189
     Capital in excess of par value...........................................        171,558                162,235
     Notes receivable for common stock........................................         (2,817)                    --
     Restricted stock plans...................................................           (220)                  (858)
     Retained earnings........................................................        260,172                205,121
     Foreign currency translation adjustment..................................         (1,279)                (2,366)
                                                                                --------------------------------------
                                                                                      427,835                364,321
     Treasury stock, at cost, 189 and 131 shares..............................         (5,543)                (5,029)
                                                                                --------------------------------------
        Total stockholders' equity............................................        422,292                359,292
                                                                                --------------------------------------
                                                                                     $579,734               $485,740
                                                                                ======================================

The accompanying notes are an integral part of these financial statements.

------
  46      SunGard Data Systems Inc.
------

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                                      Year Ended December 31,
                                                                       ---------------------------------------------
                                                                         1995                 1994            1993
                                                                       ---------------------------------------------
Cash Flow From Operations
  Net income........................................................   $ 48,672           $  43,087         $ 38,474
  Reconciliation of net income to cash flow from operations:
    Depreciation and amortization...................................     54,739              45,706           36,577
    Charges for stock option and award plans........................      1,886               1,462            1,432
    Net gain on sale of product line
     and other noncash credits......................................         --                (176)          (3,643)
    Deferred income tax provision (benefit).........................     (1,374)             (3,668)             710
                                                                        --------------------------------------------
                                                                        103,923              86,411           73,550
  Cash provided by (used for) working capital, net of effect of acquired businesses and sale of product line:
     Accounts receivable and other current assets...................    (30,650)            (11,536)         (19,574)
     Accounts payable and accrued expenses..........................      9,729               4,594             (190)
     Deferred revenues..............................................      7,007              10,300            6,590
                                                                        --------------------------------------------
       Cash flow from operations....................................     90,009              89,769           60,376
                                                                        --------------------------------------------
Financing Activities
     Cash received under employee stock plans.......................      5,999               3,687            4,034
     Cash paid for treasury stock...................................    (10,029)             (7,979)          (2,406)
     Repayments of debt.............................................     (8,594)             (2,121)          (2,530)
                                                                        --------------------------------------------
       Total financing activities...................................    (12,624)             (6,413)            (902)
                                                                        --------------------------------------------
Long-Term Investment Activities
     Cash paid for acquired businesses, net of cash acquired........    (27,294)            (28,061)          (30,808)
     Cash paid for property and equipment...........................    (31,652)            (34,286)          (35,079)
     Cash paid for software and other assets........................     (5,879)             (3,191)           (4,139)
     Cash received from sale of assets..............................         --                  --            11,923
                                                                        ---------------------------------------------
        Total long-term investment activities.......................    (64,825)            (65,538)          (58,103)
                                                                        ---------------------------------------------
Increase in cash and equivalents before short-term
    investment activities...........................................     12,560              17,818             1,371

Short-Term Investment Activities
    Purchase of short-term investments..............................    (56,188)            (48,775)          (31,140)
    Maturities of short-term investments............................     54,228              47,493            21,627
                                                                        ---------------------------------------------
Increase (decrease) in cash and equivalents.........................     10,600              16,536            (8,142)
Beginning cash and equivalents......................................     68,491              51,955            60,097
                                                                        ---------------------------------------------
Ending cash and equivalents.........................................   $ 79,091           $  68,491         $  51,955
                                                                       ==============================================
Noncash Activities
     Reduction of long-term debt, net of debt issuance costs,
         resulting from conversion of subordinated debentures
         into common stock..........................................   $     --           $      --         $ (83,993)
                                                                       ==============================================
Supplemental Information
     Interest paid..................................................   $    919           $     703         $   4,369
                                                                       ==============================================
     Income taxes paid..............................................   $ 33,556           $  30,405         $  24,431
                                                                       ==============================================
     Acquired businesses:
       Property and equipment.......................................   $  4,719           $   2,250         $   4,843
       Software products............................................     14,597               2,620             4,872
       Goodwill and other intangible assets.........................     31,933              38,274            30,596
       Purchase price obligations and debt assumed..................     (7,796)             (5,184)           (2,963)
       Deferred income taxes........................................        379              (3,234)               --
       Net current liabilities assumed..............................     (1,117)             (6,665)           (6,540)
       Common stock issued..........................................    (15,421)                 --                --
                                                                       ----------------------------------------------
          Cash paid for acquired businesses, net of cash acquired of
             $8,077 and $12,777 in 1995 and 1994, respectively......   $ 27,294           $  28,061         $  30,808
                                                                       ==============================================

The accompanying notes are an integral part of these financial statements.

------
  47      1995 Annual Report
------

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands)                                                       Common Stock
                                                              ----------------------------            Capital in
                                                               Number of             Par               Excess of
                                                                Shares              Value              Par Value
                                                              ------------------------------------------------------------------
Balances, December 31, 1992................................     15,264              $153               $ 72,345
   Net income..............................................         --                --                     --
   Shares issued upon conversion of subordinated
     debentures............................................      3,310                33                 84,167
   Purchase of common stock................................         --                --                     --
   Shares issued under restricted stock plans..............          5                --                    145
   Shares issued under stock purchase, option
     and award plans.......................................        222                 2                  3,310
   Compensation expense related to restricted
     stock plans...........................................         --                --                     --
   Income tax benefit arising from transactions in
     common stock options..................................         --                --                  1,182
   Foreign currency translation adjustment.................         --                --                     --
                                                              ------------------------------------------------------------------
Balances, December 31, 1993................................     18,801               188                161,149
   Net income..............................................         --                --                     --
   Purchase of common stock................................         --                --                     --
   Shares issued under restricted stock plans, net.........          5                --                    164
   Shares issued under stock purchase, option
     and award plans.......................................         92                 1                    522
   Compensation expense related to restricted
     stock plans...........................................         --                --                     --
   Income tax benefit arising from transactions
     in common stock options...............................         --                --                    400
   Foreign currency translation adjustment.................         --                --                     --
                                                              ------------------------------------------------------------------
Balances, December 31, 1994................................     18,898               189                162,235
   Poolings-of-interests...................................      4,253                43                  8,878
   Net income..............................................         --                --                     --
   Two-for-one common stock split..........................     18,898               189                   (189)
   Purchase of common stock................................         --                --                     --
   Note repayments.........................................         --                --                     --
   Shares issued under stock purchase, option
     and award plans.......................................         62                --                     84
   Compensation expense related to restricted
     stock plans...........................................         --                --                     --
   Income tax benefit arising from transactions
     in common stock options...............................         --                --                    550
   Foreign currency translation adjustment.................         --                --                     --
                                                              ------------------------------------------------------------------
Balances, December 31, 1995................................     42,111              $421               $171,558
                                                              ===================================================================

The accompanying notes are an integral part of these financial statements.


----
 48   SunGard Data Systems Inc.
----

                                                           Foreign               Treasury Stock
             Notes        Restricted                       Currency        --------------------------
        Receivable for      Stock           Retained      Translation      Number of
         Common Stock       Plans           Earnings       Adjustment        Shares              Cost             Total
-----------------------------------------------------------------------------------------------------------------------------------
       $       --         $(3,443)         $123,560         $(2,714)           (1)          $      (2)         $189,899
               --              --            38,474              --            --                  --            38,474

               --              --                --              --            --                  --            84,200
               --              --                --              --           (69)             (2,406)          (2,406)
               --            (145)               --              --            --                  --               --

               --              --                --              --            64               2,194            5,506

               --           1,432                --              --            --                  --            1,432

               --              --                --              --            --                  --            1,182
               --              --                --          (1,327)           --                  --           (1,327)
-----------------------------------------------------------------------------------------------------------------------------------
              --           (2,156)          162,034          (4,041)           (6)               (214)         316,960
              --               --            43,087              --            --                  --           43,087
              --               --                --              --          (212)             (7,979)          (7,979)
              --             (164)               --              --            --                  --               --

              --               --                --              --            87               3,164            3,687

              --            1,462                --              --            --                  --            1,462

              --               --                --              --            --                  --              400
              --               --                --           1,675            --                  --            1,675
-----------------------------------------------------------------------------------------------------------------------------------
              --             (858)         205,121           (2,366)         (131)             (5,029)         359,292
          (3,332)              --            9,800               32            --                  --           15,421
              --               --           48,672               --            --                  --           48,672
              --               --               --               --           (91)                 --               --
              --               --               --               --          (400)            (10,029)         (10,029)
             515               --               --               --            --                  --              515

              --               --           (3,421)              --           433               9,515            6,178

              --              638               --               --            --                  --              638

              --               --               --               --            --                  --              550
              --               --               --            1,055            --                  --            1,055
-----------------------------------------------------------------------------------------------------------------------------------
         $(2,817)         $  (220)        $260,172          $(1,279)         (189)           $ (5,543)        $422,292
===================================================================================================================================

----
 49  1995 Annual Report
----

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

SunGard Data Systems Inc. (the Company), through its wholly owned subsidiaries, operates in a single industry segment, principally in the United States, providing computer services, principally proprietary processing services and software to the financial services industry, computer disaster recovery services and healthcare information systems. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events could cause actual results to differ from those estimates.

  The Company amortizes intangible assets, including software product costs, over periods that it believes approximate the related useful lives of those assets based upon estimated future operating results and cash flows of the underlying business operations. It is possible that the Company's estimates of those lives could change based upon changes in numerous factors, including product demand, market conditions, technological developments, economic conditions and competitor activities.


Revenue Recognition

Revenues from remote processing, disaster recovery and software maintenance services are recognized over the terms of the related contracts or as the related service is provided. License-fee revenues from proprietary products are generally recognized upon the signing of a contract and delivery of the product, except in those instances where the Company provides training, installation and other significant post-delivery services. In those instances, a portion of the contract price is deferred and recognized as the related services are provided. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization, installation, systems integration and/or related services are recognized based upon the estimated percentage of completion. Changes in estimated costs during the course of a contract are reflected in the period in which the facts become known.


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


Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash and short-term investments and receivables. By policy the Company places its temporary cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company sells a significant portion of its products and services to the financial services industry and could be directly affected by the overall condition of that industry. The Company believes that any credit risk associated with receivables is substantially mitigated by a relatively large number of customer accounts and reasonably short collection terms. Receivables are stated at estimated net realizable value, which approximates fair value.


Property and Equipment

Property and equipment are recorded at cost, and depreciation is provided on the straight-line method over the estimated useful lives of the related assets (two to eight years for equipment and ten to forty years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter.


----
 50  SunGard Data Systems Inc.
----

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


Software Development and Product Costs

Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements incurred prior to the establishment of technological feasibility.

  Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Amortization of all software products aggregated $9,601,000, $9,778,000 and $8,564,000 during 1995, 1994 and 1993, respectively.


Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from twenty to forty years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows of the acquired businesses, as well as benefits that the acquired businesses contribute to existing and related products, services and markets. The Company believes that no impairment of goodwill existed at December 31, 1995.


Other Intangible Assets

Other intangible assets consist primarily of contract rights, customer bases and noncompetition agreements obtained in business acquisitions. Contract rights and customer bases are amortized using the straight-line method over their estimated useful lives, ranging from five to thirty years. Noncompetition agreements are amortized using the straight-line method over the term of such agreements, ranging from three to seven years.


Income Taxes

The Company recognizes deferred tax assets and liabilities based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted tax rates in effect during the years in which the differences are expected to reverse.


Net Income Per Common Share

Primary and fully diluted net income per common share are calculated using the weighted-average number of common and common-equivalent shares outstanding during the year. Common-equivalent shares are attributable to unexercised stock options. Prior to May 12, 1993, fully diluted net income per common share was calculated based on the assumption that all of the Company's convertible subordinated debentures (Debentures) were converted into common stock on the date of issue. For purposes of calculating fully diluted net income per common share, net income was increased by the assumed incremental after-tax interest savings, and the weighted-average number of shares outstanding was increased by the additional common shares assumed to be issued, upon conversion of the Debentures.

------
  51      1995 Annual Report
------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


2. Acquisitions and Dispositions

Pooling-of-Interests Transactions

During 1995, the Company issued a total of 4,253,000 shares of common stock in connection with three business combinations accounted for as poolings-of-interests. Two of the combinations form the nucleus of a new business that provides work-flow management and document-imaging systems primarily to the healthcare industry. The remaining combination was in the Company's investment support systems business and provides trading, risk management and accounting systems primarily to the financial services industry.

  During 1995, the Company recorded merger costs of $4,238,000 ($0.10 per fully diluted share) in connection with these transactions. These costs consist primarily of investment banking, legal and accounting fees that are not deductible for income tax purposes. In addition, the Company acquired $3.3 million of notes receivable for common stock in connection with these transactions.

  The consolidated results of operations for the year ended December 31, 1995 include the operations of each of these businesses from the beginning of the quarter in which each business combination was completed. The consolidated financial statements for prior periods have not been restated since the impact of such restatement would not be material.


Purchase Transactions and Product-Line Sale

During 1995, the Company completed six business acquisitions accounted for as purchase transactions. Four acquisitions were in the Company's investment support systems business and two were in its disaster recovery services business.

  Total cash paid in connection with these acquisitions was approximately $23,962,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $13,838,000. In addition, contingent payments of up to $10,500,000 may be paid in connection with two of these acquisitions, depending upon each business achieving certain financial results during the three-year period subsequent to the date of acquisition.

  Also during 1995, the Company paid $11,179,000 as the contingent portion of a purchase price in connection with a 1992 acquisition. Goodwill was increased by the amount of the payment.

  During 1994, the Company completed four business acquisitions. Two acquisitions were in the Company's investment support systems business and two were in its disaster recovery services business. Total cash paid in connection with these acquisitions was approximately $28,157,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $12,806,000.

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

  On February 5, 1993, the Company sold its automotive dealership-systems product line, resulting in an after-tax gain of $3,371,000 ($0.09 per fully diluted share).

  In connection with a 1992 acquisition, the Company could pay up to an additional 50,000,000 Swedish Kronor (approximately $7,475,000 at December 31,
1995) depending upon the business achieving certain financial results during the forty-two-month period ending April 30, 1996.

  The results of operations of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.


3. Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

                                                    1995        1994
                                                 ---------------------
Computer and telecommunications
   equipment.................................... $ 142,387   $ 121,691
Leasehold improvements..........................    32,082      28,302
Office furniture and equipment..................    27,156      22,413
Buildings and improvements......................    15,797      15,672
Land............................................     2,491       2,491
Construction in progress........................     2,412       4,903
                                                 ---------------------
                                                   222,325     195,472
Accumulated depreciation and
   amortization.................................  (126,580)   (105,036)
                                                 ---------------------
                                                 $  95,745   $  90,436
                                                 =====================

------
  52      SunGard Data Systems Inc.
------

4. Long-Term Debt

Long-term debt consists of the following at December 31
(in thousands):

                                                   1995         1994
                                                 ---------------------
Purchase price obligations due former
   owners of acquired businesses................ $ 6,610       $ 7,944
Other, primarily capital lease
   obligations for computer equipment
   and buildings................................   3,392         2,623
                                                 ---------------------
                                                  10,002        10,567

Less current maturities.........................  (6,761)       (5,673)
                                                 ---------------------
                                                  $3,241       $ 4,894
                                                 =====================

   The Company has two unsecured revolving credit agreements (Credit Agreements) that provide for up to an aggregate $25,000,000 of revolving credit for a three-year period, renewable on an annual basis at the lenders' option, at an interest rate based upon LIBOR plus 0.75%, the CD rate plus 0.875%, or the Prime rate, at the Company's option. In order to remain eligible to borrow under the Credit Agreements, the Company must, among other requirements, maintain a defined minimum tangible net worth and limit its total debt. There had been no borrowing under the Credit Agreements through December 31, 1995.

   Annual maturities of long-term debt during the next five years are as follows: 1996-$6,761,000; 1997-$797,000; 1998-$426,000; 1999-$429,000; and
2000-$85,000.


5. Stock Option and Award Plans

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan, a maximum of 1,200,000 shares of common stock may be issued to substantially all full-time employees. Eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions, at a purchase price equal to 85% of the closing price of the Company's common stock on the last business day of each calendar quarter. During 1995, 1994 and 1993, employees purchased 156,000, 173,000 and 128,000 shares, respectively, at average purchase prices of $22.49, $15.49 and $15.03 per share, respectively. At December 31, 1995, 208,000 shares of common stock were reserved for issuance under this plan.


Equity Incentive Plans

Under the Company's 1994 Equity Incentive Plan, awards or options to purchase up to 1,000,000 shares of common stock may be granted to key employees of the Company, with an individual limit of 200,000 shares per participant per year. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of award or grant. Generally, options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

   During 1995 and 1994, long-term incentive awards (LTIP awards) were granted to group chief executive officers for future options of up to an aggregate of 88,000 and 84,000 shares, respectively. The actual number of shares and the exercise price per share are contingent upon achieving certain cumulative financial results over a three-year period, beginning on January 1 of the year of each LTIP award. If and when the option shares are earned, the exercise price per share will be $19.05 and $19.33, respectively, but could be reduced to a minimum of $12.09 and $12.37, respectively, if actual operating results during the three-year period exceed targeted operating results. Compensation expense, if any, is estimated initially at the time the achievement of the cumulative financial results becomes probable and is recorded over the remaining three-year period of each LTIP award, based upon the difference between the market value and exercise price of the shares earned. During the year ended December 31, 1995, compensation expense of $631,000 was recorded in connection with certain 1994 LTIP awards. No compensation expense has been recorded for the 1995 LTIP awards.

   Under the Company's 1986 and 1982 Stock Option Plans, options to purchase up to 4,094,000 shares of the Company's common stock may be issued to officers and key employees. These options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Generally, options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

------
  53      1995 Annual Report
------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


   The table below summarizes transactions under these stock option plans. All share and per share amounts have been restated to reflect a July 1995 two-for-one stock split (see Note 10).


Other Stock Awards

On April 30, 1991, the stockholders approved the Company's Restricted Stock Award Plan for Outside Directors (RSAP). The RSAP provides for awards of up to 200,000 shares of the Company's common stock. Each outside director automatically receives an initial award of 10,000 shares of the Company's common stock upon election to the Company's Board of Directors and, upon reelection as an outside director every fifth year thereafter, automatically receives another 10,000 shares. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 10,000 shares were granted during 1994 and 1993 at market values of $17.31 and $14.50 per share, respectively. There were no awards during 1995. At December 31, 1995, 121,000 shares of common stock were reserved for issuance under this plan.

   On May 1, 1990, the stockholders approved the Company's Restricted Stock Incentive Plan (RSIP). The RSIP provides for awards of up to 800,000 shares of the Company's common stock to key management employees. Shares awarded under the RSIP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. There have been no awards granted since 1991. At December 31, 1995, 107,000 shares of common stock were reserved for issuance under this plan.

   Unearned compensation expense related to the restricted stock plans is reported as a reduction of stockholders' equity in the accompanying consolidated financial statements. For accounting purposes, compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions and is based on the market value on the award date less the par value of the shares awarded. Compensation expense related to these plans aggregated $638,000, $1,462,000 and $1,432,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


                                                                                              Shares
                                                                                 -----------------------------------
                                                                                                         Under
                                                                                  Available          Award or Option
                                                                                ------------------------------------
Balances at December 31, 1992 ($0.35 - $14.19 per share).......................   104,000                  1,564,000
   Authorized..................................................................   500,000                     --
   Canceled ($5.00 - $14.50 per share).........................................    80,000                    (80,000)
   Granted ($14.50 - $19.50 per share).........................................  (130,000)                   130,000
   Exercised ($0.35 - $11.69 per share)........................................       --                    (246,000)
                                                                                ------------------------------------
Balances at December 31, 1993 ($2.50 - $19.50 per share).......................   554,000                  1,368,000
   Authorized.................................................................. 1,000,000                    --
   LTIP awards ($12.37 - $19.33 per share).....................................   (84,000)                    84,000
   Canceled ($7.00 - $11.69 per share).........................................    10,000                    (10,000)
   Granted ($19.25 - $19.38 per share).........................................  (102,000)                   102,000
   Exercised ($2.50 - $11.69 per share)........................................       --                    (184,000)
                                                                                ------------------------------------
Balances at December 31, 1994 ($2.50 - $19.50 per share)....................... 1,378,000                  1,360,000
   Poolings-of-interests ($0.38 - $8.21 per share).............................       --                      89,000
   LTIP awards ($12.09 - $19.05 per share).....................................   (88,000)                    88,000
   Canceled ($7.00 - $19.50 per share).........................................    56,000                    (56,000)
   Granted ($20.63 - $30.75 per share).........................................  (729,000)                   729,000
   Exercised ($2.50 - $19.50 per share)........................................       --                    (339,000)
                                                                                ------------------------------------
Balances at December 31, 1995 ($0.38 - $30.75 per share).......................   617,000                  1,871,000
                                                                                ====================================
Options exercisable at December 31, 1995                                                                     878,000
                                                                                                           =========

------
  54      SunGard Data Systems Inc.
------

6. Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will contribute a certain percentage of employee compensation or contributions up to a specified level. Company contributions charged to income under these plans aggregated $5,338,000, $3,800,000 and $3,092,000 for the years ended December 31, 1995,
1994 and 1993, respectively.


7. Income Taxes

The provisions for income taxes for the years ended December 31, 1995, 1994 and 1993 consist of the following (in thousands):

                                        1995      1994      1993
                                       ---------------------------
Current:

   Federal............................ $26,112   $22,251   $17,013
   State..............................   6,708     6,810     5,415
   Foreign............................   4,994     4,048     1,579
                                       ---------------------------
                                        37,814    33,109    24,007
                                       ---------------------------

Deferred:
   Federal............................  (1,376)   (2,579)      432
   State..............................    (216)     (603)      231
   Foreign............................     218      (486)       47
                                       ---------------------------
                                        (1,374)   (3,668)      710
                                       ---------------------------
                                       $36,440   $29,441   $24,717
                                       ===========================

Differences between income tax expense at the United States federal statutory income tax rate and the Company's effective income tax rate for the years ended December 31, 1995, 1994 and 1993 are as follows (in thousands):


                                        1995      1994      1993
                                       ---------------------------
Tax at federal statutory rate........  $29,789   $25,385   $22,117
State income taxes, net of
   federal benefit...................    4,393     4,034     3,670
Nondeductible amortization...........    1,039     1,142     1,009
Merger costs.........................    1,524        --        --
Tax-exempt interest income...........     (648)     (859)     (817)
Foreign taxes........................     (120)      196       210
Product-line sale....................       --        --    (1,013)
Other, net...........................      463      (457)     (459)
                                       ---------------------------
                                       $36,440   $29,441   $24,717
                                       ===========================
Effective income tax rate............     42.8%     40.6%     39.1%
                                       ===========================

Deferred taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred taxes were recorded as of December 31, 1995 and 1994 (in thousands):


                                           1995      1994
                                         -----------------
Current:
   Accounts receivable.................. $ 2,483   $ 2,868
   Accrued compensation and benefits....   2,810     2,632
   Other accrued expenses...............   1,434     1,361
   Deferred compensation................      --      (371)
                                         -----------------
                                         $ 6,727   $ 6,490
                                         -----------------
Long-Term:
   Property and equipment............... $ 1,759   $   (77)
   Intangible assets....................  (8,662)   (8,067)
   Deferred compensation................     275        --
                                         -----------------
                                         $(6,628)  $(8,144)
                                         =================

8. Export Sales

The Company's domestic operations recorded revenues primarily from international software licenses and maintenance and professional services of approximately $51,273,000, $33,505,000 and $29,061,000 for the years ended December 31, 1995,
1994 and 1993, respectively.


9. Commitments

The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995 follow (in thousands):


                1996 .................  $ 45,016
                1997 .................    37,828
                1998 .................    27,581
                1999 .................    12,312
                2000 .................     3,929
                Thereafter ...........    17,719
                                        --------
                                        $144,385
                                        ========

Rent expense aggregated $52,359,000, $45,923,000 and $40,914,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

------
  55      1995 Annual Report
------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

10. Stockholders' Equity

Common Stock Split:

On June 2, 1995, the Company's Board of Directors authorized a two-for-one stock split of the Company's common stock. The stock split was effective for stockholders of record on June 15, 1995, and shares were issued on July 7, 1995. The number of shares used for purposes of calculating net income per common share and all per share data have been adjusted for all periods presented to reflect this stock split.


Common Stock Repurchases:

In November 1994, the Company's Board of Directors authorized a stock repurchase plan permitting the Company to repurchase up to 2,000,000 shares of its common stock by December 31, 1995. Under that plan, the Company repurchased shares of its common stock in a systematic pattern in order to satisfy the needs arising from activity in its employee stock purchase, equity incentive and other stock award plans. In 1995, the Company repurchased 400,000 shares of its common stock at a cost of $10,029,000.

    In November 1995, the Company's Board of Directors extended the common stock repurchase program in order to permit the Company to continue its systematic pattern of stock repurchases to satisfy the needs arising from activity in its employee stock purchase, equity incentive and other stock award plans.

    When treasury stock is reissued, any excess of the acquisition cost of the stock over the proceeds from reissuance is charged to retained earnings.


REPORT OF INDEPENDENT ACCOUNTANTS



To The Board of Directors and Stockholders
SunGard Data Systems Inc.


We have audited the accompanying consolidated balance sheets of SunGard Data Systems Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunGard Data Systems Inc. and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




COOPERS & LYBRAND L.L.P.



2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 8, 1996

------
  56      SunGard Data Systems Inc.
------