Form 10-K405, Exhibit 13
period 1996-12-31
SUNGARD DATA SYSTEMS INC
filed 1997-03-28
CIK 789388

                                 EXHIBIT 13.1
            Portions of the Company's Annual Report to Stockholders
                  for the fiscal year ended December 31, 1996

                           [BAR GRAPHS APPEAR HERE]

Revenues in Millions of Dollars
92 ............. 325
93 ............. 381
94 ............. 437
95 ............. 533
96 ............. 670


Pro Forma Net Income in Millions of Dollars/(1)/
92 ............. 25.8
93 ............. 35.1
94 ............. 43.1
95 ............. 52.9
96 ............. 68.4


Pro Forma Fully Diluted Net Income per Share in Dollars/(1)/
92 .............  .79
93 .............  .95
94 ............. 1.12
95 ............. 1.33
96 ............. 1.59


---------------------------------------------------------------------------------------------------------------------------
       Selected financial information

       (In thousands, except per share amounts)                1992         1993         1994         1995          1996
       INCOME STATEMENT DATA /(2)(3)/
         Revenues                                         $ 324,570    $ 381,372    $ 437,190    $ 532,628     $ 670,309
         Income from operations                              50,336       59,645       70,326       80,076        59,786
         Net income                                          25,808       38,474       43,087       48,672        34,901
         Fully diluted  net income per share                    .79         1.04         1.12         1.23          0.81
         Pro forma net income /(1)/                          25,808       35,103       43,087       52,910        68,369
         Pro forma fully diluted net income per share /(1)/     .79          .95         1.12         1.33          1.59
       BALANCE SHEET DATA
         Total assets                                     $ 365,580    $ 418,135    $ 485,740    $ 579,734     $ 679,318
         Total short-term and long-term debt                 89,790        6,523       10,567       10,002        39,346
         Stockholders' equity                               189,899      316,960      359,292      422,292       464,638


      (1) Excludes all items described in footnote 2.
      (2) 1993 includes after-tax gain on sale of product line of $3,371, or $0.09 per share on a fully diluted basis. 1995 includes merger costs of $4,238, or $0.10 per share on a fully diluted basis. 1996 includes charges for purchased in-process research and development and other charges of $51,083 ($33,468 after tax), or $0.78 per share on a fully diluted basis. See Note 2 of Notes to Consolidated Financial Statements.
      (3) All per share amounts have been adjusted for a July 1995 two-for-one stock split. See Note 10 of Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

          FINANCIAL TABLE OF CONTENTS









          26   Quarterly Financial Information

          26   Stock Information

          27 Management's Discussion and Analysis of Financial Condition and Results of Operations

          31   Consolidated Statements of Income

          32   Consolidated Balance Sheets

          33   Consolidated Statements of Cash Flows

          34   Consolidated Statement of Stockholders' Equity

          36   Notes to Consolidated Financial Statements

          42   Report of Independent Accountants



                                      25.



QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In thousands, except per share amounts)        First       Second        Third      Fourth
                                              Quarter      Quarter      Quarter     Quarter
--------------------------------------------------------------------------------------------
1996: (1)
   Revenues...................................$149,798    $155,568     $171,646    $193,297
   Income (loss) before income taxes..........  24,592      27,258      (14,078)     25,797
   Net income (loss)..........................  14,632      16,219      (10,465)     14,515
   Fully diluted net income (loss)
      per common share(3).....................     .34         .38         (.24)        .34


1995: (2)
   Revenues...................................$121,490    $125,119     $132,114    $153,905
   Income before income taxes.................  18,850      20,707       21,292      24,263
   Net income.................................  11,121      12,218       12,008      13,325
   Fully diluted net income
      per common share(3).....................    .29          .32          .31         .31


(1) Includes third-quarter charges for purchased in-process research and development and other charges of $44,032 ($28,287 after tax), or $0.66 per share on a fully diluted basis, and fourth-quarter charges for purchased in-process research and development of $7,051 ($5,181 after tax), or $0.12 per share on a fully diluted basis.
(2) Includes third-quarter merger costs of $1,351, or $0.03 per share on a fully diluted basis, and fourth-quarter merger costs of $2,887, or $0.07 per share on a fully diluted basis.
(3) All per share amounts have been adjusted for a July 1995 two-for-one stock split.



STOCK INFORMATION


The common stock of SunGard Data Systems Inc. trades on the National Market of The Nasdaq Stock Market and the London Stock Exchange under the symbol SNDT. At March 3, 1997, the Company had approximately 2,600 stockholders of record. No dividends have ever been paid on the Company's common stock. The Company's policy is to retain earnings for use in its business.
     The following table indicates high and low sales prices per share of the Company's common stock, as reported on Nasdaq. All prices reflect the Company's July 1995 two-for-one stock split.


Calendar Year 1996
First Quarter .................. $38               $27-1/2
Second Quarter .................  41                31-1/4
Third Quarter ..................  46-3/4            35-3/8
Fourth Quarter .................  47-1/2            38-1/4

Calendar Year 1995
First Quarter .................. $24-3/8           $17-3/4
Second Quarter .................  26-3/4            21-5/8
Third Quarter ..................  31-3/4            26-1/8
Fourth Quarter .................  32-1/2            25-1/4

The last sale price of the Company's common stock on March 3, 1997, as reported on Nasdaq, was $48-1/4 per share.



                                      26.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS


Statements about the Company's expectations and all other statements in this Annual Report other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of software sales, the timing and scope of technological advances, the performance of recently acquired businesses, the prospects for future acquisitions, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 1996, a copy of which may be obtained from the Company without charge.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain amounts included in the Consolidated Statements of Income of SunGard Data Systems Inc., the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period.



                                            Year Ended December 31,       Percent of Revenues /(1)/        Percent Increase
                                                (in millions)              Year Ended December 31,         (Decrease) /(1)/
                                                                                                             1996     1995
                                            1996      1995     1994       1996       1995      1994       vs.1995  vs.1994
                                          -----------------------------------------------------------------------------------
Revenues
   Investment support systems .......     $412.3    $330.6    $271.1       61%        62%        62%        25%        22%
   Disaster recovery services .......      193.8     162.3     138.7       29         31         32         19         17
   Computer services and other.......       64.2      39.7      27.4       10          7          6         62         45
                                          ----------------------------------------------------------
                                          $670.3    $532.6    $437.2      100%       100%       100%        26         22
                                          ==========================================================
Costs and Expenses
   Cost of sales and
      direct operating ..............     $291.6    $234.0    $194.8       43%        44%        45%        25%        20%
   Sales, marketing and
      administration ................      135.4     109.2      89.6       20         21         20         24         22
   Product development ..............       61.5      50.4      36.8        9          9          8         22         37
   Depreciation .....................       37.3      30.8      24.3        6          6          6         21         27
   Amortization .....................       33.6      23.9      21.4        5          4          5         41         12
   Purchased in-process research
      and development and
      other charges .................       51.1       4.2        --        8          1         --         --         --
                                          ----------------------------------------------------------
                                          $610.5    $452.5    $366.9       91%        85%        84%        35         23
                                          ==========================================================
Operating Income
   Investment support
      systems/(2)/ ..................     $ 68.1    $ 51.7    $ 43.9       17%        16%        16%        32%        18%
   Disaster recovery services/(2)/...       42.6      34.9      29.2       22         22         21         22         20
   Computer services
      and other/(2)/ ................        9.5       5.1       4.8       15         13         18         86          6
   Corporate administration .........       (9.3)     (7.4)     (7.6)      (1)        (1)        (2)        26         (3)
                                          ----------------------------
                                           110.9      84.3      70.3       17         16         16         32         20
   Purchased in-process research
      and development and
      other charges .................      (51.1)     (4.2)       --       (8)        (1)        --         --         --
                                          ----------------------------
                                          $ 59.8    $ 80.1    $ 70.3        9         15         16        (25)        14
                                          ============================

(1) All percentages are calculated using actual amounts rounded to the nearest $1,000.
(2) Percent of revenues is calculated as a percent of investment support systems, disaster recovery services, and computer services and other revenues, respectively.


                                      27.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS  continued


INCOME FROM OPERATIONS

During 1996, the Company recorded $44.5 million of charges to operations ($0.64 per fully diluted share) for purchased in-process research and development associated with the acquisitions of NCS Financial Systems, Inc. and two small investment support systems businesses. The Company recorded $6.6 million of other charges ($0.14 per fully diluted share) primarily associated with the impairment of the remaining intangible assets related to a business acquired more than ten years ago, the principal markets of which were state and municipal governments and thrift institutions. The following discussion of income from operations excludes these charges, as well as merger costs of $4.2 million recorded during 1995.

   Investment Support Systems (ISS)

The Company's ISS business is comprised of more than thirty operating units of various size and complexity. Historically, most operating units have met or exceeded expectations, while some have not, yielding overall results for the entire business at approximately the levels expected.

   The ISS operating margin was 17% in 1996 and 16% in both 1995 and 1994. The Company expects that the full-year 1997 ISS operating margin will increase slightly. The most important factors affecting the ISS operating margin continue to be the timing and magnitude of software license revenues, the operating margin of recently acquired businesses, and the level of product development spending.

   Since overall ISS results reflect the sum of the diverse results of individual operating units, there could be an adverse impact on ISS revenues and margins if too many individual units are unable to meet expectations.

   Disaster Recovery Services (DRS)

The DRS operating margin was 22% in both 1996 and 1995, compared to 21% in 1994. The improved margin in 1995 is primarily attributable to an increase in revenues resulting from new contract signings and contract renewals and the results of cost-containment efforts related to selling, marketing and administrative costs.

   The Company expects the full-year 1997 DRS operating margin to continue the pattern of modest improvement experienced over the past three years. The most important factors affecting the DRS operating margin continue to be the rate of new contract signings and contract renewals, the timing and magnitude of equipment and facilities expenditures, and the performance of recently acquired businesses.

   Computer Services and Other (CS)

The increase in the CS operating margin in 1996 compared to 1995 is due primarily to an increase in remote-access computer processing revenues and improved performance by the Company's healthcare information systems (HIS) businesses. The decline in the CS operating margin in 1995 compared to 1994 is due to the poor performance of an HIS business that was acquired in 1995.

   The Company expects that the CS operating margin will continue to improve for the full year 1997. The most important factors affecting the CS operating margin are the timing and magnitude of software license revenues related to the HIS businesses and revenue variability in both remote-access computer processing and automated mailing services.

REVENUES

Total revenues increased $137.7 million and $95.4 million in 1996 and 1995, respectively. Excluding acquired businesses, revenues increased $52.1 million and $62.6 million, or 10% and 15%, in 1996 and 1995, respectively. Recurring revenues derived from remote processing, disaster recovery, and software maintenance and rentals are approximately $516.5 million, $425.6 million and $367.3 million in 1996, 1995 and 1994, respectively, representing 77%, 80% and 84% of consolidated revenues, respectively, for those years. The declining percentage of recurring revenues for the three years 1994 through 1996 is due primarily to businesses acquired during that period having a larger percentage of software license and professional services revenues. Accordingly, the percentage of software license revenues to total revenues increased to 13% in 1996, compared to 12% and 8% in 1995 and 1994,

                                      28.

respectively, and professional services revenues increased to 10% of total revenues in 1996, compared to 8% in both 1995 and 1994. The Company expects that the percentage of recurring revenues for the full year 1997 will not change significantly from 1996.

   The Company sells a significant portion of its products and services to the financial services industry and could be directly affected by the overall condition of that industry. The Company expects that the consolidation trend in the financial services industry will continue, but it is unable to predict what effect, if any, this trend may have.

   Investment Support Systems

ISS revenues increased $81.7 million and $59.5 million in 1996 and 1995, respectively. Excluding acquired businesses, revenues increased $24.0 million and $39.7 million, or 7% and 15%, in 1996 and 1995, respectively. The 1996 increase is attributable to an $11.2 million, or 12%, increase in software license and professional services revenues and a $12.8 million, or 5%, increase in remote processing and software maintenance revenues. The 1995 increase is attributable to a $23.6 million, or 37%, increase in software license and professional services revenues and a $16.1 million, or 8%, increase in remote processing and software maintenance revenues.

   Disaster Recovery Services

DRS revenues increased $31.5 million and $23.6 million in 1996 and 1995, respectively. Excluding acquired businesses, revenues increased $24.3 million and $20.3 million, or 15% each, in 1996 and 1995, respectively. The increases in 1996 and 1995 are due to $23.7 million and $18.7 million respective increases in revenues primarily from new contract signings and contract renewals, continued growth in midrange platforms, and $0.6 million and $1.6 million respective increases in software license and professional services revenues.

   Computer Services and Other

CS revenues increased $24.5 million and $12.3 million in 1996 and 1995, respectively. Excluding acquired businesses, 1996 and 1995 revenues increased $3.8 and $2.5 million, or 10% and 9%, compared to 1995 and 1994, respectively. The 1996 and 1995 increases are due to increased volume in the Company's remote-access computer services business and, to a lesser extent, increased revenues in the Company's HIS and mailing services businesses.

COSTS AND EXPENSES

Cost of sales and direct operating expenses increased $57.6 million and $39.2 million in 1996 and 1995, respectively. The increases are due primarily to acquired businesses and computer and facilities improvements. The decrease in cost of sales and direct operating expenses as a percentage of revenues from 45% in 1994 to 44% and 43% in 1995 and 1996, respectively, is due primarily to increased product development spending associated with the ISS and HIS businesses.

   Sales, marketing and administration expenses increased $26.2 million and $19.6 million in 1996 and 1995, respectively. The increases are due primarily to acquired businesses and increased sales activity, particularly in DRS in 1996 and in the Company's trading systems business in 1995.

   Product development expenses increased $11.1 million and $13.6 million in 1996 and 1995, respectively. The increases are due primarily to acquired businesses and increased development spending in connection with various ISS products. Development costs capitalized were $3.6 million in both 1996 and 1995 and $1.9 million in 1994.

   Depreciation of property and equipment increased $6.5 million in both 1996 and 1995. The increases are due primarily to purchases of computer and telecommunications equipment and acquired businesses.

   Amortization of intangible assets increased $9.7 million and $2.5 million in 1996 and 1995, respectively, due to acquired businesses.

   As explained above, purchased in-process research and development and other charges of $51.1 million ($0.78 per fully diluted share) were incurred in 1996. During 1995, merger costs of $4.2 million ($0.10 per fully diluted share) were incurred in connection with three acquisitions accounted for as poolings-of-interests (see Notes 1 and 2 of Notes to Consolidated Financial Statements).

                                      29.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS  continued


   Net interest income decreased $1.3 million in 1996 compared to 1995 due to lower cash and short-term investment balances. Net interest income increased $2.8 million in 1995 compared to 1994 due primarily to a change in mix between taxable and tax-exempt instruments and an increase in average cash and investment balances.

   The Company's effective income tax rate was 45.1% and 42.8% in 1996 and 1995, respectively. The higher rate in 1996 than in 1995 is due to nondeductible costs associated with a portion of purchased in-process research and development and other costs. The increase in the 1995 effective income tax rate compared to 1994 is due to merger costs associated with 1995 acquisitions accounted for as poolings-of-interests. Excluding these charges, the 1996, 1995 and 1994 effective income tax rates were 40.4%, 40.8% and 40.6%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments as of December 31, 1996 decreased $69.1 million from December 31, 1995, to $46.1 million. An increase in accounts receivable and other current assets is due primarily to an increase in software license sales in December 1996 and to acquired businesses. The Company expects that capital spending for property and equipment during 1997 will approximate 1996 capital spending.

   At December 31, 1996, the Company's remaining commitments consist primarily of operating leases for computer equipment and facilities aggregating $160.3 million, of which $51.2 million will be paid in 1997. The Company expects that its existing cash resources and cash generated from operations will be sufficient for the foreseeable future to meet its operating requirements, contingent payments in connection with business acquisitions, and ordinary capital spending needs. Furthermore, the Company has a $150.0 million credit agreement and believes that it has the capacity to secure additional credit or issue equity to finance additional capital needs.


                                      30.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)                    Year Ended December 31,
                                                         1996         1995         1994
                                                     -----------------------------------
Revenues ..........................................  $670,309     $532,628     $437,190
                                                     -----------------------------------

Costs and expenses:
  Cost of sales and direct operating ..............   291,580      234,011      194,838
  Sales, marketing and administration .............   135,403      109,226       89,579
  Product development .............................    61,474       50,338       36,741
  Depreciation of property and equipment ..........    37,356       30,807       24,268
  Amortization of intangible assets ...............    33,627       23,932       21,438
  Purchased in-process research and development
    and other costs................................    51,083        4,238           --
                                                     -----------------------------------
                                                      610,523      452,552      366,864
                                                     -----------------------------------
Income from operations ............................    59,786       80,076       70,326
  Interest income, net ............................     3,783        5,036        2,202
                                                     -----------------------------------
Income before income taxes ........................    63,569       85,112       72,528
  Income taxes ....................................    28,668       36,440       29,441
                                                     -----------------------------------
Net income ........................................  $ 34,901     $ 48,672     $ 43,087
                                                     -----------------------------------


Fully diluted net income per common share .........  $   0.81     $   1.23     $   1.12
                                                     -----------------------------------

Shares used to compute fully diluted net income
  per common share ................................    43,061       39,668       38,502
                                                     -----------------------------------


The accompanying notes are an integral part of these financial statements.

                                      31.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)                                              December 31,
                                                                                  1996              1995
                                                                             ----------------------------
ASSETS
Current:
  Cash and equivalents ...................................................   $  46,072         $  79,091
  Short-term investments, at cost, which approximates market .............          --            36,066
  Trade receivables, less allowance for doubtful
    accounts of $10,391 and $6,426 .......................................     130,404           118,169
  Earned but unbilled receivables ........................................      27,842            25,090
  Prepaid expenses and other current assets ..............................      18,507            16,020
  Deferred income taxes ..................................................      13,632             6,727
                                                                             ----------------------------
    Total current assets .................................................     236,457           281,163
Property and equipment, less accumulated
  depreciation of $158,214 and $126,580 ..................................     109,523            95,745
Software products, less accumulated
  amortization of $68,780 and $59,033 ....................................      71,917            35,375
Goodwill, less accumulated amortization of $23,444 and $19,658 ...........     156,796           116,455
Other intangible assets, less accumulated
  amortization of $34,590 and $27,015 ....................................     104,625            50,996
                                                                             ----------------------------
                                                                             $ 679,318         $ 579,734
                                                                             ----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current:
  Short-term and current portion of long-term debt .......................   $  34,932         $   6,761
  Accounts payable .......................................................      13,531            12,428
  Accrued compensation and benefits ......................................      41,581            29,330
  Other accrued expenses .................................................      24,004            15,773
  Accrued income taxes ...................................................       5,873            10,639
  Deferred revenues ......................................................      90,345            72,642
                                                                             ----------------------------
    Total current liabilities ............................................     210,266           147,573
                                                                             ----------------------------
Long-term debt ...........................................................       4,414             3,241
                                                                             ----------------------------
Deferred income taxes ....................................................          --             6,628
                                                                             ----------------------------
Commitments
Stockholders' equity:
  Preferred stock, par value $.01 per share; 5,000 shares authorized......          --                --
  Common stock, par value $.01 per share; 60,000 shares authorized;
    42,300 and 42,111 shares issued ......................................         423               421
  Capital in excess of par value .........................................     175,937           171,558
  Notes receivable for common stock ......................................        (559)           (2,817)
  Restricted stock plans .................................................      (1,535)             (220)
  Retained earnings ......................................................     292,113           260,172
  Foreign currency translation adjustment ................................        (266)           (1,279)
                                                                             ----------------------------
                                                                               466,113           427,835
  Treasury stock, at cost, 43 and 189 shares .............................      (1,475)           (5,543)
                                                                             ----------------------------
   Total stockholders' equity ............................................     464,638           422,292
                                                                             ----------------------------
                                                                             $ 679,318         $ 579,734
                                                                             ----------------------------


The accompanying notes are an integral part of these financial statements.

                                      32.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                                  Year Ended December 31,
                                                                          1996              1995              1994
                                                                     ----------------------------------------------
CASH FLOW FROM OPERATIONS
   Net income ...............................................        $  34,901         $  48,672         $  43,087
   Reconciliation of net income to cash flow from operations:
     Depreciation and amortization ..........................           70,983            54,739            45,706
     Purchased in-process research and development
       and other charges ....................................           51,083                --                --
     Other noncash charges ..................................            2,529             1,886             1,286
     Deferred income tax benefit ............................          (21,921)           (1,374)           (3,668)
                                                                     ----------------------------------------------
                                                                       137,575           103,923            86,411
   Cash provided by (used for) working capital, net of effect of acquired businesses:
   Accounts receivable and other current assets .............           (9,669)          (30,650)          (11,536)
   Accounts payable and accrued expenses.....................              863             9,729             4,594
   Deferred revenues ........................................            5,396             7,007            10,300
                                                                     ----------------------------------------------
     Cash flow from operations ..............................          134,165            90,009            89,769
                                                                     ----------------------------------------------

FINANCING ACTIVITIES
   Cash received under employee stock plans .................           12,246             5,999             3,687
   Cash paid for treasury stock .............................           (4,221)          (10,029)           (7,979)
   Borrowings under line of credit ..........................           18,000                --                --
   Repayments of debt .......................................           (9,274)           (8,594)           (2,121)
                                                                     ----------------------------------------------
     Total financing activities .............................           16,751           (12,624)           (6,413)
                                                                     ----------------------------------------------
LONG-TERM INVESTMENT ACTIVITIES
   Cash paid for acquired businesses, net of cash acquired ..         (165,682)          (27,294)          (28,061)
   Cash paid for property and equipment .....................          (41,347)          (31,652)          (34,286)
   Cash paid for software and other assets ..................          (12,972)           (5,879)           (3,191)
                                                                     ----------------------------------------------
     Total long-term investment activities ..................         (220,001)          (64,825)          (65,538)
                                                                     ----------------------------------------------
Increase (decrease) in cash and equivalents
   before short-term investment activities ..................          (69,085)           12,560            17,818
SHORT-TERM INVESTMENT ACTIVITIES
   Purchase of short-term investments .......................           (2,660)          (56,188)          (48,775)
   Maturities of short-term investments .....................           38,726            54,228            47,493
                                                                     ----------------------------------------------
Increase (decrease) in cash and equivalents .................          (33,019)           10,600            16,536
Beginning cash and equivalents ..............................           79,091            68,491            51,955
                                                                     ----------------------------------------------
Ending cash and equivalents .................................        $  46,072         $  79,091         $  68,491
                                                                     ----------------------------------------------
SUPPLEMENTAL INFORMATION
   Interest paid ............................................        $   1,213         $     919         $     703
                                                                     ----------------------------------------------
   Income taxes paid ........................................        $  50,140         $  33,556         $  30,405
                                                                     ----------------------------------------------
   Acquired businesses:
     Property and equipment .................................        $  11,690         $   4,719         $   2,250
     Software products ......................................           42,110            14,597             2,620
     Purchased in-process research and development ..........           44,451                --                --
     Goodwill and other intangible assets ...................           98,320            31,933            38,274
     Deferred income taxes ..................................            9,447               379            (3,234)
     Purchase price obligations and debt assumed ............          (20,217)           (7,796)           (5,184)
     Net current liabilities assumed ........................          (20,119)           (1,117)           (6,665)
     Common stock issued ....................................               --           (15,421)               --
                                                                     ----------------------------------------------
       Cash paid for acquired businesses, net of cash
             acquired of $132, $8,077 and $12,777 in
             1996, 1995 and 1994, respectively ..............        $ 165,682         $  27,294         $  28,061
                                                                     ----------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                      33.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands)

                                                                                  Common Stock     Capital in
                                                                             Number of       Par    Excess of
                                                                                Shares     Value    Par Value
                                                                             ------------------------------------
Balances, December 31, 1993 ...............................................     18,801      $188     $161,149
    Net income ............................................................          -         -            -
    Purchase of common stock ..............................................          -         -            -
    Shares issued under restricted stock plans, net .......................          5         -          164
    Shares issued under stock purchase, option and award plans ............         92         1          522
    Compensation expense related to restricted stock plans ................          -         -            -
    Income tax benefit arising from transactions in common stock options...          -         -          400
    Foreign currency translation adjustment ...............................          -         -            -
                                                                                ---------------------------------
Balances, December 31, 1994 ...............................................     18,898       189      162,235
    Poolings-of-interest ..................................................      4,253        43        8,878
    Net income ............................................................          -         -            -
    Two-for-one common stock split ........................................     18,898       189         (189)
    Purchase of common stock ..............................................          -         -            -
    Note repayments .......................................................          -         -            -
    Shares issued under stock purchase, option and award plans ............         62         -           84
    Compensation expense related to restricted stock plans ................          -         -            -
    Income tax benefit arising from transactions in common stock options...          -         -          550
    Foreign currency translation adjustment ...............................          -         -            -
                                                                                ---------------------------------
Balances, December 31, 1995 ...............................................     42,111       421      171,558
    Net income ............................................................          -         -            -
    Purchase of common stock ..............................................          -         -            -
    Note repayments .......................................................          -         -            -
    Shares issued under restricted stock plans ............................         50         -        1,687
    Shares issued under stock purchase, option and award plans ............        139         2        1,520
    Compensation expense related to restricted stock plans ................          -         -            -
    Income tax benefit arising from transactions in common stock options...          -         -        1,172
    Foreign currency translation adjustment ...............................          -         -            -
                                                                                ---------------------------------
Balances, December 31, 1996 ...............................................     42,300      $423     $175,937
                                                                                ---------------------------------

    The accompanying notes are an integral part of these financial statements.


                                      34.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY continued

(In thousands)

                                                                                                                          Foreign
                                                                                    Notes   Restricted                   Currency
                                                                           Receivable for        Stock     Retained   Translation
                                                                             Common Stock        Plans     Earnings    Adjustment
                                                                           --------------------------------------------------------
Balances, December 31, 1993 .............................................         $     -      $(2,156)    $162,034       $(4,041)
    Net income ..........................................................               -            -       43,087             -
    Purchase of common stock ............................................               -            -            -             -
    Shares issued under restricted stock plans, net .....................               -         (164)           -             -
    Shares issued under stock purchase, option and award plans ..........               -            -            -             -
    Compensation expense related to restricted stock plans ..............               -        1,462            -             -
    Income tax benefit arising from transactions in common stock options.               -            -            -             -
    Foreign currency translation adjustment .............................               -            -            -         1,675
                                                                           --------------------------------------------------------
Balances, December 31, 1994 .............................................               -         (858)     205,121        (2,366)
    Poolings-of-interest ................................................          (3,332)           -        9,800            32
    Net income ..........................................................               -            -       48,672             -
    Two-for-one common stock split ......................................               -            -            -             -
    Purchase of common stock ............................................               -            -            -             -
    Note repayments .....................................................             515            -            -             -
    Shares issued under stock purchase, option and award plans ..........               -            -       (3,421)            -
    Compensation expense related to restricted stock plans ..............               -          638            -             -
    Income tax benefit arising from transactions in common stock options.               -            -            -             -
    Foreign currency translation adjustment .............................               -            -            -         1,055
                                                                           --------------------------------------------------------
Balances, December 31, 1995 .............................................          (2,817)        (220)     260,172        (1,279)
    Net income ..........................................................               -            -       34,901             -
    Purchase of common stock ............................................               -            -            -             -
    Note repayments .....................................................           2,258            -            -             -
    Shares issued under restricted stock plans ..........................               -       (1,687)           -             -
    Shares issued under stock purchase, option and award plans ..........               -            -       (2,960)            -
    Compensation expense related to restricted stock plans ..............               -          372            -             -
    Income tax benefit arising from transactions in common stock options.               -            -            -             -
    Foreign currency translation adjustment .............................               -            -            -         1,013
                                                                           --------------------------------------------------------
Balances, December 31, 1996 .............................................         $  (559)      $(1,535)    $292,113      $  (266)
                                                                           --------------------------------------------------------

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY continued

(In thousands)

                                                                                     Treasury Stock
                                                                              Number of
                                                                                 Shares          Cost         Total
                                                                              -----------------------------------------
Balances, December 31, 1993 .............................................            (6)     $   (214)     $316,960
    Net income ..........................................................             -             -        43,087
    Purchase of common stock ............................................          (212)       (7,979)       (7,979)
    Shares issued under restricted stock plans, net .....................             -             -             -
    Shares issued under stock purchase, option and award plans ..........            87         3,164         3,687
    Compensation expense related to restricted stock plans ..............             -             -         1,462
    Income tax benefit arising from transactions in common stock options.             -             -           400
    Foreign currency translation adjustment .............................             -             -         1,675
                                                                              -----------------------------------------
Balances, December 31, 1994 .............................................          (131)       (5,029)      359,292
    Poolings-of-interest ................................................             -             -        15,421
    Net income ..........................................................             -             -        48,672
    Two-for-one common stock split ......................................           (91)            -             -
    Purchase of common stock ............................................          (400)      (10,029)      (10,029)
    Note repayments .....................................................             -             -           515
    Shares issued under stock purchase, option and award plans ..........           433         9,515         6,178
    Compensation expense related to restricted stock plans ..............             -             -           638
    Income tax benefit arising from transactions in common stock options.             -             -           550
    Foreign currency translation adjustment .............................             -             -         1,055
                                                                              -----------------------------------------
Balances, December 31, 1995 .............................................          (189)       (5,543)      422,292
    Net income ..........................................................             -             -        34,901
    Purchase of common stock ............................................          (131)       (4,221)       (4,221)
    Note repayments .....................................................             -             -         2,258
    Shares issued under restricted stock plans ..........................             -             -             -
    Shares issued under stock purchase, option and award plans ..........           277         8,289         6,851
    Compensation expense related to restricted stock plans ..............             -             -           372
    Income tax benefit arising from transactions in common stock options.             -             -         1,172
    Foreign currency translation adjustment .............................             -             -         1,013
                                                                              -----------------------------------------
Balances, December 31, 1996 .............................................           (43)     $ (1,475)     $464,638
                                                                              -----------------------------------------

The accompanying notes are an integral part of these financial statements.

                                      35.

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

   Revenue Recognition
Revenues from remote processing, disaster recovery and software maintenance services are recognized over the terms of the related contracts or as the related service is provided. License-fee revenues from proprietary products are generally recognized upon the signing of a contract and delivery of the product, except in those instances where the Company provides training, installation and other significant post-delivery services. In those instances, a portion of the contract price is deferred and recognized as the related services are provided.
   License-fee revenues from proprietary products that are paid for over an extended period of time and are bundled together with computer equipment and other post-delivery services, and for which significant credit, technology or service risks exist, are recorded ratably over the contract period. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization, installation, systems integration and/or related services are recognized based upon the estimated percentage of completion. Changes in estimated costs during the course of a contract are reflected in the period in which the facts become known.

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

                                      36.

resulting from foreign currency translation are accumulated as a separate component of stockholders' equity.

   Software Development and Product Costs
Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements incurred prior to the establishment of technological feasibility.
   Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Amortization of all software products aggregated $15,358,000, $9,601,000 and $9,778,000 during 1996, 1995 and 1994, respectively.

   Goodwill
Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from twelve to forty years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows of the acquired businesses, as well as benefits that the acquired businesses contribute to existing and related products, services and markets. After consideration of these factors during 1996, the Company shortened the remaining life of goodwill related to one acquisition and concluded that goodwill related to another business that was acquired more than ten years ago, the principal markets of which were state and municipal governments and thrift institutions, was impaired. Therefore, during 1996, the Company wrote off the remaining amount of goodwill associated with this acquisition, which totaled $5,157,000. The Company believes that no further impairment of goodwill existed at December 31, 1996.

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

   Fully Diluted Net Income Per Common Share
Fully diluted net income per common share is calculated using the weighted-average number of common and common-equivalent shares outstanding during the year. Common-equivalent shares are attributable to unexercised stock options. Primary net income per common share approximates fully diluted net income per common share.

2. ACQUISITIONS

   Purchase Transactions
During 1996, the Company completed eight business acquisitions accounted for as purchase transactions. Five acquisitions were in the Company's investment support systems business and three were in its disaster recovery services business.
   Total cash paid in connection with these acquisitions was $158,080,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $42,681,000. In addition, contingent payments of up to $11,000,000 (including 9,500,000 Australian dollars, or approximately $7,500,000 at December 31, 1996) may be paid in connection with three of these acquisitions, depending upon each business achieving certain future financial results.
   During 1996, the Company recorded a charge of $44,451,000 ($0.64 per fully diluted share) for purchased in-process research and development associated with the acquisitions of NCS Financial Systems, Inc.(NCS) and two small investment support systems businesses.
   In connection with the acquisition of NCS, the Company engaged a nationally recognized, independent appraisal firm to express an opinion on the fair market value of the assets acquired to serve as the basis of allocation of the purchase price to the various classes of assets acquired. While the allocation of the purchase price is still preliminary (primarily since both the Company and National

                                      37.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


Computer Systems, Inc., previously the parent company of NCS, have not yet finalized the allocation of the purchase price for tax purposes), the Company has recorded a charge against earnings for that portion of the purchase price related to purchased in-process research and development. This charge represents, as of the date of acquisition, the value of software products still in development, but not considered to have reached technological feasibility or to have any alternate future use.
   Also during 1996, the Company paid an additional 50,000,000 Swedish Kronor (approximately $7,452,000) as the contingent portion of the purchase price related to a 1992 acquisition. Goodwill was increased by the amount of that payment.
   During 1995, the Company completed six business acquisitions accounted for as purchase transactions. Four acquisitions were in the Company's investment support systems business and two were in its disaster recovery services business.
   Total cash paid in connection with these acquisitions was approximately $23,962,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $13,838,000. In addition, contingent payments of up to $10,500,000 may be paid in connection with two of these acquisitions, depending upon each business achieving certain future financial results.
   Also during 1995, the Company paid $11,179,000 as the contingent portion of the purchase price in connection with a 1992 acquisition. Goodwill was increased during 1995 by the amount of that payment.
   During 1994, the Company completed four business acquisitions. Two acquisitions were in the Company's investment support systems business and two were in its disaster recovery services business. Total cash paid in connection with these acquisitions was approximately $28,307,000. Goodwill recorded in connection with these acquisitions was approximately $12,956,000.
   The results of operations of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

   Pooling-of-Interests Transactions
During 1995, the Company issued a total of 4,253,000 shares of common stock in connection with three business combinations accounted for as poolings-of-interests. Two of the combinations form the nucleus of a new operating group that provides work-flow management and document-imaging systems primarily to the healthcare industry. The remaining combination was in the Company's investment support systems business and provides trading, risk management and accounting systems primarily to the financial services industry.
   During 1995, the Company recorded merger costs of $4,238,000 ($0.10 per fully diluted share) in connection with these transactions. These costs consist primarily of investment banking, legal and accounting fees that are not deductible for income tax purposes.
   The consolidated results of operations for the year ended December 31, 1995 include the operations of each of these businesses from the beginning of the quarter in which the business combination was completed. The consolidated financial statements for prior periods have not been restated since the impact of such restatement would not be material.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31 (in thousands):

                                  1996       1995
                            -----------------------
Computer and
  telecommunications
  equipment................ $ 166,934   $ 142,387
Leasehold improvements.....    38,403      32,082
Office furniture
  and equipment............    38,292      27,156
Buildings and
  improvements.............    18,490      16,059
Land.......................     2,285       2,229
Construction in progress...     3,333       2,412
                            -----------------------
                              267,737     222,325
Accumulated depreciation
  and amortization.........  (158,214)   (126,580)
                            -----------------------
                            $ 109,523   $  95,745
                            -----------------------

                                      38.

4. LONG-TERM DEBT

Long-term debt consists of the following at December 31 (in thousands):

                                      1996       1995
                                 ----------------------
Bank credit agreement
  (5.7% interest rate).......... $ 15,000    $     --
Other bank debt
  (8% interest rate)............   16,813          --
Purchase price obligations
  due former owners of
  acquired businesses...........    5,302       6,610
Other, primarily capital lease
  obligations for computer
  equipment and buildings.......    2,231       3,392
                                 ----------------------
                                   39,346      10,002
Less current maturities.........  (34,932)     (6,761)
                                 ----------------------
                                 $  4,414    $  3,241
                                 ----------------------

   The Company has an unsecured revolving credit agreement (Credit Agreement) that provides for up to $150,000,000 of borrowings for an initial period ending August 2001. Thereafter, the Credit Agreement may be extended for one year, on an annual basis, at the lender's option. The Company may borrow at LIBOR plus a margin, depending upon certain financial ratios at the time of the borrowing, or a base rate, generally the Prime rate, at the Company's option. In order to remain eligible to borrow under the Credit Agreement, the Company must, among other requirements, maintain a defined minimum net worth, maintain a defined minimum fixed-charge coverage ratio, and limit its total debt. Borrowings under the Credit Agreement at December 31, 1996 were $15,000,000.
   Annual maturities of long-term debt during the next five years are as follows: 1997- $34,932,000; 1998-$2,309,000; 1999-$491,000; 2000-$111,000; and
2001-$91,000.

5. STOCK OPTION AND AWARD PLANS

   Employee Stock Purchase Plans
Under the Company's Employee Stock Purchase Plans, a maximum of 2,200,000 shares of common stock may be issued to substantially all full-time employees. Eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions, at a purchase price equal to 85% of the closing price of the Company's common stock on the last business day of each calendar quarter. During 1996, 1995 and 1994, employees purchased 152,000, 156,000 and 173,000 shares, respectively, at average purchase prices of $33.50, $22.49 and $15.49 per share, respectively. At December 31, 1996, 1,057,000 shares of common stock were reserved for issuance under these plans.

   Equity Incentive Plans
Under the Company's 1994 and 1996 Equity Incentive Plans, awards or options to purchase up to 2,750,000 shares of common stock may be granted to key employees of the Company, with an individual limit of 200,000 shares per participant per year under each plan. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of award or grant. Generally, options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.
   During 1996, 1995 and 1994, long-term incentive awards (LTIP awards) were granted for future options of up to an aggregate of 294,000, 88,000 and 84,000 shares, respectively. The actual number of shares and the exercise price per share are contingent upon achieving certain cumulative financial results over a three-year period, beginning on January 1 of the year of each LTIP award. If and when the option shares are earned, the exercise price per share will be $28.54, $19.05 and $19.33, respectively, but could be reduced to a minimum of $16.48, $12.09 and $12.37, respectively, if actual operating results during the three-year period exceed targeted operating results. Compensation expense, if any, is estimated initially at the time the achievement of the cumulative financial results becomes probable and is recorded over the remaining three-year period of each LTIP award, based upon the difference between the market value and exercise price of the shares earned. During the years ended December 31, 1996 and 1995, compensation expense of $1,875,000 and $631,000, respectively, was recorded in connection with certain 1995 and 1994 LTIP awards. No compensation expense has been recorded for the 1996 LTIP awards.
   Under the Company's 1986 and 1982 Stock Option Plans, options to purchase up to 4,094,000 shares of the Company's common stock may be issued to officers and key employees. These options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Generally, options are granted for a ten-year term and become fully exercisable one

                                      39.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


year from the date of grant, subject to a four-or five-year vesting schedule.
   The table on page 41 summarizes transactions under these equity incentive and stock option plans. All share and per share amounts have been restated to reflect a July 1995 two-for-one stock split (see Note 10).
   At December 31, 1996, 4,061,000 shares of common stock were reserved for issuance under the Company's equity incentive and stock option plans.

   Restricted Stock Plans
The Company's Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of up to 200,000 shares of the Company's common stock. Each outside director automatically receives an initial award of 10,000 shares of the Company's common stock upon election to the Company's Board of Directors and, upon re-election as an outside director every fifth year thereafter, automatically receives another 10,000 shares. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 50,000 shares were granted during 1996, and an RSAP award for 10,000 shares was granted during 1994, at market values of $33.75 and $17.31 per share, respectively. There were no awards during 1995. At December 31, 1996, 71,000 shares of common stock were reserved for issuance under this plan.
   The Company's Restricted Stock Incentive Plan (RSIP) provides for awards of up to 800,000 shares of the Company's common stock to key management employees. Shares awarded under the RSIP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. There have been no awards granted since 1991. At December 31, 1996, 107,000 shares of common stock were reserved for issuance under this plan.
   Unearned compensation expense related to the restricted stock plans is reported as a reduction of stockholders' equity in the accompanying consolidated financial statements. For accounting purposes, compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions and is based on the market value on the award date less the par value of the shares awarded. Compensation expense related to the RSAP and RSIP aggregated $372,000, $638,000 and $1,462,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

   Pro Forma Information
The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its LTIP, RSAP and RSIP awards, and no expense has been recorded for its other stock-based plans. FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), changes the method for recognition of cost on stock option and award plans that are similar to those of the Company. Adoption of the cost recognition requirements under SFAS 123 is optional; however, pro forma information is presented in the following paragraph.
   Had compensation cost for the Company's stock option and award plans been determined based upon the fair value at the date of grant, as prescribed under SFAS 123, the Company's net income and earnings per share would have been reduced by approximately $5,110,000 and $1,185,000, or $0.12 and $0.03 per share, in 1996 and 1995, respectively. The fair value of the options granted during 1996 and 1995 is estimated to be $16.72 and $12.11 per share, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions: volatility of 37%; expected term of six years; risk-free interest rate of 6.5%; and no dividend yield. The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of the impact on future years, since SFAS 123 does not apply to grants and awards made prior to 1995 and the Company's options and awards generally vest over five years. The Company also anticipates that additional options and awards will be made in future years.

                                      40.


                                                                                  Shares
                                                               ------------------------------------------
                                                                                               Weighted
                                                                               Under LTIP       Average
                                                               Available  Award or Option         Price
                                                               ------------------------------------------
Balances at December 31, 1993 ($2.50-$19.50 per share).......    636,000        1,394,000       $  7.18
    Authorized...............................................  1,000,000               --            --
    LTIP awards ($12.37-$19.33 per share)....................    (84,000)          84,000            --
    Canceled ($7.00-$11.69 per share)........................     10,000          (10,000)         8.49
    Granted ($19.25-$19.38 per share)........................   (102,000)         102,000         19.31
    Exercised ($2.50-$11.69 per share).......................         --         (184,000)         6.04
                                                               -----------------------------
Balances at December 31, 1994 ($2.50-$19.50 per share).......  1,460,000        1,386,000          8.36
    Poolings-of-interests ($0.38-$8.21 per share)............         --           89,000          5.40
    LTIP awards ($12.09-$19.05 per share)....................    (88,000)          88,000            --
    Canceled ($7.00-$19.50 per share)........................     56,000          (56,000)        10.75
    Granted ($20.63-$30.75 per share)........................   (729,000)         729,000         24.98
    Exercised ($2.50-$19.50 per share).......................         --         (339,000)         5.58
                                                               -----------------------------
Balances at December 31, 1995 ($0.38-$30.75 per share).......    699,000        1,897,000         15.58
    Authorized...............................................  1,750,000               --            --
    LTIP awards ($16.48-$28.54 per share)....................   (294,000)         294,000            --
    Canceled ($2.19-$40.87 per share)........................    153,000         (175,000)        26.56
    Granted ($29.00-$41.25 per share)........................ (1,554,000)       1,554,000         35.20
    Exercised ($0.38-$20.63 per share).......................         --         (263,000)        11.92
                                                               -----------------------------
Balances at December 31, 1996 ($0.38-$41.25 per share).......    754,000        3,307,000         26.21
                                                               -----------------------------

The following table summarizes information concerning outstanding and exercisable options as of December 31, 1996:

                                 Options Outstanding                                           Options Exercisable
----------------------------------------------------------------------------         ------------------------------------------
                                                    Weighted average
  Range of Exercise    Number of Options       Remaining                               Number of Options    Weighted average
  Prices                 and LTIP Awards    Life (years)    Exercise Price               and LTIP Awards      Exercise Price
----------------------------------------------------------------------------         ------------------------------------------
  $0.38 to $10.00                488,000             3.9            $ 6.12                       482,000             $  6.11
  $10.00 to $20.00               223,000             6.4             15.32                       223,000               15.32
  $20.00 to $30.00               747,000             8.7             25.21                       607,000               24.33
  $30.00 to $40.00             1,102,000             9.1             34.23                        72,000               30.75
  Over $40.00                    281,000             9.7             40.96                            --                  --


6. SAVINGS PLANS

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will contribute a certain percentage of employee compensation or contributions up to a specified level. Company contributions charged to income under these plans aggregated $6,125,000, $5,338,000 and $3,800,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

7. INCOME TAXES

The provisions for income taxes for the years ended December 31, 1996, 1995 and 1994 consist of the following (in thousands):

                       1996      1995      1994
                   -------------------------------
Current:
  Federal......... $ 37,460  $ 26,112  $ 22,251
  State...........    8,973     6,708     6,810
  Foreign.........    4,156     4,994     4,048
                   -------------------------------
                     50,589    37,814    33,109
                   -------------------------------
Deferred:
  Federal.........  (19,639)   (1,376)   (2,579)
  State...........   (2,680)     (216)     (603)
  Foreign.........      398       218      (486)
                   -------------------------------
                    (21,921)   (1,374)   (3,668)
                   -------------------------------
                   $ 28,668  $ 36,440  $ 29,441
                   -------------------------------


   Differences between income tax expense at the United States federal statutory income tax rate and the Company's effective income tax rate for the years ended December 31, 1996, 1995 and 1994 are as follows (in thousands):

                            1996          1995          1994
                        --------------------------------------
Tax at federal
  statutory rate....... $ 22,249      $ 29,789      $ 25,385
State income taxes,
  net of federal
  benefit..............    4,090         4,393         4,034
Purchased in-process
  research and
  development and
  other costs..........    2,656            --            --
Merger costs...........       --         1,524            --
Intangible
  amortization.........    1,365         1,039         1,142
Tax-exempt interest
  income...............     (234)         (648)         (859)
Foreign taxes..........     (444)         (120)          196
Other, net.............   (1,014)          463          (457)
                        --------------------------------------
                        $ 28,668      $ 36,440      $ 29,441
                        --------------------------------------
Effective income
  tax rate..............    45.1%         42.8%         40.6%
                        --------------------------------------

   Deferred taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred taxes

                                      41.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


were recorded as of December 31, 1996 and 1995 (in thousands):

                                         1996           1995
                                     -------------------------
Current:
  Accounts receivable............... $  3,799       $  2,483
  Accrued compensation
    and benefits....................    5,692          2,810
  Other accrued expenses............    2,554          1,434
  Deferred revenues.................    1,587             --
                                     -------------------------
                                     $ 13,632       $  6,727
                                     -------------------------
Long-Term:*
  Property and equipment............ $  1,334       $  1,759
  Intangible assets.................   (9,807)        (8,387)
  Purchased in-process research
    and development and other
    acquisition-related items.......   23,360             --
                                     -------------------------
                                     $ 14,887       $ (6,628)
                                     -------------------------

* Included in other intangible assets.

8. EXPORT SALES

The Company's domestic operations recorded revenues primarily from international software licenses and maintenance and professional services of approximately $58,019,000, $51,273,000 and $33,505,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

9. COMMITMENTS

The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 follow (in thousands):

       1997.................   $ 51,225
       1998.................     45,389
       1999.................     25,074
       2000.................     14,990
       2001.................      8,623
       Thereafter...........     15,013
                               --------
                               $160,314
                               --------

   Rent expense aggregated $56,451,000, $52,359,000 and $45,923,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

10. STOCKHOLDERS' EQUITY

   Common Stock Split
On June 2, 1995, the Company's Board of Directors authorized a two-for-one stock split of the Company's common stock. The stock split was effective for stockholders of record on June 15, 1995, and shares were issued on July 7, 1995. The number of shares used for purposes of calculating net income per common share and all per share data have been adjusted for all periods presented to reflect this stock split.


REPORT OF INDEPENDENT ACCOUNTANTS


To The Board of Directors and Stockholders
SunGard Data Systems Inc.

We have audited the accompanying consolidated balance sheets of SunGard Data Systems Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunGard Data Systems Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand LLP


2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 13, 1997

                                      42.