Form 10-K, Exhibit 13
period 1997-12-31
SUNGARD DATA SYSTEMS INC
filed 1998-03-31
CIK 789388

                                 Exhibit 13.1

           Portions of the Company's Annual Report to Stockholders for the fiscal year ended December 31, 1997

                                                       Pro Forma Net Income in              Pro Forma Diluted Net
              Revenues in Millions of Dollars          Millions of Dollars/(1)/      Income per Share in Dollars /(1)(3)/
93                         381                                  35.1                                .48
94                         437                                  43.1                                .56
95                         533                                  52.9                                .67
96                         670                                  68.4                                .79
97                         862                                  86.5                                .97

                                                    Financial Highlights
--------------------------------------------------------------------------------

       SELECTED FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
       (in thousands, except per-share amounts)                1993         1994         1995        1996          1997
------------------------------------------------------------------------------------------------------------------------------------
       Income Statement Data/(2)(3)/
         REVENUES                                         $ 381,372    $ 437,190    $ 532,628    $ 670,309     $ 862,151
         INCOME FROM OPERATIONS                              59,645       70,326       80,076       59,786       134,045
         NET INCOME                                          38,474       43,087       48,672       34,901        77,546
         BASIC NET INCOME PER SHARE                            0.55         0.57         0.63         0.41          0.89
         DILUTED  NET INCOME PER SHARE                         0.52         0.56         0.61         0.41          0.87
         PRO FORMA NET INCOME/(1)/                           35,103       43,087       52,910       68,369        86,541
         PRO FORMA DILUTED NET INCOME PER SHARE/(1)/           0.48         0.56         0.67         0.79          0.97
       Balance Sheet Data
         TOTAL ASSETS                                     $ 418,135    $ 485,740    $ 579,734    $ 679,318     $ 786,334
         TOTAL SHORT-TERM AND LONG-TERM DEBT                  6,523       10,567       10,002       39,346        19,429
         STOCKHOLDERS' EQUITY                               316,960      359,292      422,292      464,638       559,046
------------------------------------------------------------------------------------------------------------------------------------

(1) Excludes all items described in footnote 2.

(2) 1993 includes after-tax gain on sale of product line of $3,371 ($0.04 per diluted share). 1995 includes merger costs of $4,238 ($0.05 per diluted share). 1996 includes charges for purchased in-process research and development and other costs of $51,083 ($33,468 after tax; $o.39 per diluted share). 1997 includes charges for purchased in-process research and development and merger costs of $12,808 ($8,995 after tax; $0.10 per diluted share). See Note 2 of Notes to Consolidated Financial Statements.

(3) All per-share amounts have been adjusted for September 1997 and July 1995 two-for-one stock splits. See Note 3 of Notes to Consolidated Financial Statements.

FINANCIAL TABLE OF CONTENTS


28   Quarterly Financial Information

28   Stock Information

29 Management's Discussion and Analysis of Financial Condition and Results of Operations

33   Consolidated Statements of Income

34   Consolidated Balance Sheets

35   Consolidated Statements of Cash Flows

36   Consolidated Statement of Stockholders' Equity

38   Notes to Consolidated Financial Statements

44   Report of Independent Accountants

28.)  29  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)    FIRST       SECOND        THIRD      FOURTH
                                          QUARTER      QUARTER      QUARTER     QUARTER
                                         --------------------------------------------------
1997: /(1)/
   REVENUES                               $187,421    $207,651     $214,485    $252,594
   INCOME BEFORE INCOME TAXES               30,461      24,352       38,826      40,065
   NET INCOME                               18,124      14,085       22,769      22,568
   DILUTED NET INCOME
      PER COMMON SHARE /(3)/                   .21         .16          .26         .25



1996: /(2)/
   REVENUES                               $149,798    $155,568     $171,646    $193,297
   INCOME (LOSS) BEFORE INCOME TAXES        24,592      27,258      (14,078)     25,797
   NET INCOME (LOSS)                        14,632      16,219      (10,465)     14,515
   DILUTED NET INCOME (LOSS)
      PER COMMON SHARE /(3)/                   .17         .19         (.12)        .17


/(1)/ Includes second-quarter charges of $9,618 ($5,805 after tax; $0.07 per diluted share) comprised of purchased in-process research and development of $9,300 and merger costs associated with a pooling of interests of $318, third-quarter merger costs associated with a pooling of interests of $338 (less than $0.01 per diluted share), and fourth-quarter merger costs associated with poolings of interests of $2,852 ($0.03 per diluted share).

/(2)/ Includes third-quarter charges for purchased in-process research and development and other costs of $44,032 ($28,287 after tax; $0.33 per diluted share) and fourth-quarter charges for purchased in-process research and development of $7,051 ($5,181 after tax; $0.06 per diluted share).

/(3)/ All per-share amounts have been adjusted for a September 1997 two-for-one stock split.

STOCK INFORMATION

The common stock of SunGard Data Systems Inc. is listed on the New York Stock Exchange under the symbol SDS. At March 9, 1998, the Company had approximately 3,500 stockholders of record. No dividends have ever been paid on the Company's common stock. The Company's policy is to retain earnings for use in its business.
   The following table indicates high and low sales prices per share of the Company's common stock, as reported on the National Market of The Nasdaq Stock Market through June 3, 1997 and the New York Stock Exchange thereafter. All prices reflect the Company's September 1997 two-for-one stock split.


   CALENDAR YEAR 1997

   First Quarter                 $25 3/8    $18 1/2
   Second Quarter                 24 3/4     20 3/4
   Third Quarter                  27 1/8     23
   Fourth Quarter                 31 7/16    22 1/2

   CALENDAR YEAR 1996

   First Quarter                 $19        $13 3/4
   Second Quarter                 20 1/2     15 5/8
   Third Quarter                  23 3/8     17 11/16
   Fourth Quarter                 23 3/4     19 1/8

   The last sale price of the Company's common stock on March 9, 1998, as reported on the New York Stock Exchange, was $33 1/2 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Statements about the Company's expectations and all other statements in this Annual Report other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of software sales, the timing and scope of technological advances and year 2000 compliance, the integration and performance of acquired businesses, the prospects for future acquisitions, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 1997, a copy of which may be obtained from the Company without charge.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain amounts included in the Consolidated Statements of Income of SunGard Data Systems Inc., the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period.


                                      YEAR ENDED DECEMBER 31,     PERCENT OF REVENUES /(1)/         PERCENT
                                           (IN MILLIONS)          YEAR ENDED DECEMBER 31,     INCREASE (DECREASE) /(1)/

                                     1997      1996       1995     1997     1996     1995          1997     1996
                                                                                                vs.1996   vs.1995
                                  --------------------------------------------------------------------------------
REVENUES
   INVESTMENT SUPPORT SYSTEMS      $ 566.1   $ 412.3    $ 330.6    66%      61%      62%          37%        25%
   DISASTER RECOVERY SERVICES        228.2     193.8      162.3    26       29       31           18         19
   COMPUTER SERVICES AND OTHER        67.8      64.2       39.7     8       10        7            6         62
                                  ----------------------------------------------------------
                                   $ 862.1   $ 670.3    $ 532.6   100%     100%     100%          29         26
                                  ----------------------------------------------------------
COSTS AND EXPENSES
   COST OF SALES AND
      DIRECT OPERATING             $ 365.4   $ 291.6    $ 234.0    42%      43%      44%          25%        25%
   SALES, MARKETING AND
      ADMINISTRATION                 176.6     135.4      109.2     21      20       21           30         24
   PRODUCT DEVELOPMENT                78.5      61.5       50.4      9       9        9           28         22
   DEPRECIATION                       48.7      37.3       30.8      6       6        6           31         21
   AMORTIZATION                       46.1      33.6       23.9      5       5        4           37         41
   PURCHASED IN-PROCESS
      RESEARCH AND DEVELOPMENT
      AND OTHER COSTS                 12.8      51.1        4.2      1       8        1           --         --
                                  ----------------------------------------------------------
                                   $ 728.1   $ 610.5    $ 452.5     84%     91%      85%          19         35
                                  ----------------------------------------------------------
OPERATING INCOME
   INVESTMENT SUPPORT SYSTEMS/(2)/ $ 100.8   $  68.1    $  51.7     18%     17%      16%          48%        32%
   DISASTER RECOVERY SERVICES/(2)/    49.2      42.6       34.9     22      22       22           15         22
   COMPUTER SERVICES AND OTHER/(2)/   10.3       9.5        5.1     15      15       13            8         86
   CORPORATE ADMINISTRATION          (13.5)     (9.3)      (7.4)    (2)     (1)      (1)          45         26
                                  -------------------------------
                                     146.8     110.9       84.3     17      17       16           32         32
   PURCHASED IN-PROCESS
      RESEARCH AND DEVELOPMENT
      AND OTHER COSTS                (12.8)    (51.1)      (4.2)    (1)     (8)      (1)          --         --
                                  -------------------------------
                                   $ 134.0   $  59.8    $  80.1     16       9       15          124        (25)
                                  -------------------------------

(1) All percentages are calculated using actual amounts rounded to the nearest $1,000.
(2) Percent of revenues is calculated as a percent of investment support systems, disaster recovery services, and computer services and other revenues, respectively.

30.) 31   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS CONTINUED

INCOME FROM OPERATIONS

During 1997 and 1996, the Company recorded $9.3 million and $44.5 million of charges to operations ($0.06 and $0.32 per diluted share), respectively, for purchased in-process research and development primarily associated with the 1997 acquisition of certain assets of Premier Solutions Ltd. and the 1996 acquisition of NCS Financial Systems, Inc. (NCS). During 1996, the Company also recorded $6.6 million of other charges ($0.07 per diluted share) primarily associated with the impairment of the remaining intangible assets related to a business acquired more than ten years ago. The following discussion of income from operations excludes these charges, as well as merger costs associated with poolings of interests of $3.5 million ($0.04 per diluted share) recorded during 1997 and $4.2 million ($0.05 per diluted share) recorded during 1995.

   On January 2, 1998, the Company issued approximately 13.2 million shares of its common stock in exchange for all of the outstanding shares of common stock of Infinity Financial Technology, Inc. (Infinity) (See Note 2 of Notes to Consolidated Financial Statements). Infinity derives a significantly larger portion of its revenues from software license sales than does the Company. Since there are inherent difficulties in predicting the timing and magnitude of software sales, the potential for fluctuations in quarterly revenues and income is expected to be greater than in the past.

   Investment Support Systems (ISS)

The Company's ISS business is comprised of more than thirty-five operating units of various size and complexity. Historically, most operating units have met or exceeded expectations, while some have not, yielding overall results for the entire business at approximately the levels expected. Since overall ISS results reflect the sum of the diverse results of individual operating units, there could be an adverse impact on ISS revenues and margins if too many individual units are unable to meet expectations.

   The ISS operating margin was 18% in 1997, compared with 17% in 1996 and 16% in 1995. Both higher margins are due primarily to an increase in software license revenues and cost reductions in three ISS businesses, which are net of an overall increase in product development expense.

   The Company expects that the full-year 1998 ISS operating margin will increase slightly. The most important factors affecting the ISS operating margin continue to be the timing and magnitude of software license revenues, the operating margin of recently acquired businesses and the level of product development spending.

   Disaster Recovery Services (DRS)

The DRS operating margin remained at 22% in 1997, which is consistent with the prior two years. Increased costs during 1997 were offset by an increase in revenues resulting from new contract signings and contract renewals.

    The Company expects the full-year 1998 DRS operating margin to remain relatively consistent with the prior three years. The most important factors affecting the DRS operating margin continue to be the rate of new contract signings and contract renewals, the timing and magnitude of equipment and facilities expenditures, and the performance of recently acquired businesses.

   Computer Services and Other (CS)

The CS operating margin was 15% in both 1997 and 1996. The 1997 operating margin reflects an increase in remote processing computer services revenues and cost reductions in the Company's healthcare information systems (HIS) businesses that were offset by higher operating costs due to computer services equipment upgrades and, to a lesser extent, a decline in HIS revenues. The 1996 operating margin increased from 13% in 1995 due primarily to an increase in remote-access computer processing revenues and improved performance by the Company's HIS businesses.

   The Company expects that the full-year 1998 CS operating margin will increase slightly. The most important factors affecting the CS operating margin are the timing and magnitude of software license revenues related to the HIS businesses and revenue variability in both remote-access computer processing and automated mailing services.

REVENUES

Total revenues increased $191.8 million and $137.7 million in 1997 and 1996, respectively. Excluding acquired businesses, total revenues increased approximately 13% and 10% in 1997 and 1996, respectively. Recurring revenues derived from remote processing, disaster recovery, and software maintenance and rentals are approximately $629.5 million, $516.5 million and $425.6 million in 1997, 1996 and 1995, respectively, representing 73%, 77% and 80% of consolidated revenues, respectively, for those years. The declining percentage of recurring revenues for the three years 1995 through 1997 is due primarily to an increase in the percentage of professional services and third-party equipment revenues to total revenues, which increased to 13% in 1997, compared to 9% in 1996 and 8% in 1995. The portion of the increase attributable to professional services is related largely to conversion and implementation work for a large mutual fund shareholder accounting installation. The increase in third-party equipment revenues is largely a result of recent acquisitions, including the 1996 acquisition of NCS.

   Software license revenues were $119.2 million, $93.0 million and $64.1 million in 1997, 1996 and 1995, respectively, representing 14% of total revenues in 1997 and 1996 and 12% in 1995. As a result of the acquisition of Infinity, the Company expects software license revenues to increase as a percentage of total revenues.

   The Company sells a significant portion of its products and services to the financial services industry and could be directly affected by the overall condition of that industry. The Company expects that the consolidation trend in the financial services industry will continue, but it is unable to predict what effect, if any, this trend may have.

   Investment Support Systems

ISS revenues increased $153.8 million, or 37%, and $81.7 million, or 25%, in 1997 and 1996, respectively. The respective increases in revenues during 1997 and 1996 are attributable to increases in data processing, software maintenance and software rental revenues of $77.2 million and $42.4 million and increases in software license, professional services and equipment revenues of $76.6 million and $39.3 million. Excluding acquired businesses, revenues increased approximately 14% and 7% in 1997 and 1996, respectively.

   Disaster Recovery Services

DRS revenues increased $34.4 million, or 18%, and $31.5 million, or 19%, in 1997 and 1996, respectively. Excluding acquired businesses, revenues increased approximately 14% and 15% in 1997 and 1996, respectively. The increases are attributable primarily to increases in revenues resulting from new contract signings and contract renewals and to continued growth in midrange and open-systems platforms.


   Computer Services and Other

CS revenues increased $3.6 million, or 6%, and $24.5 million, or 62%, in 1997 and 1996, respectively. Excluding acquired businesses, 1997 and 1996 revenues increased approximately 3% and 10%, respectively. The 1997 increase is due to an increase in the Company's remote-access computer processing business. The increase is net of a decline in revenues in the Company's HIS businesses that is due primarily to the timing and magnitude of software license revenues. The 1996 increase is due to increased volume in the Company's remote-access computer services business and, to a lesser extent, increased revenues in the Company's HIS and mailing services businesses.

COSTS AND EXPENSES

Cost of sales and direct operating expenses increased $73.8 million and $57.6 million in 1997 and 1996, respectively. The increases are due primarily to acquired businesses and computer and facilities improvements. The percentage of cost of sales and direct operating expenses to total revenues decreased to 42% in 1997, from 43% in 1996 and 44% in 1995. The decrease is due primarily to an increase in higher-margin software license revenues and cost reductions in certain ISS and HIS businesses.

   Sales, marketing and administration expenses increased $41.2 million and $26.2 million in 1997 and 1996, respectively. The increases are due primarily to acquired businesses, a DRS sales force expansion and increased commissions associated with the increase in ISS software license fees.

   Product development expenses increased $17.0 million and $11.1 million in 1997 and 1996, respectively. The increases are due primarily to acquired businesses and increased development spending in connection with various ISS products. Development costs capitalized were $1.3 million and $3.6 million in 1997 and 1996, respectively.

   Depreciation of property and equipment increased $11.4 million and $6.5 million in 1997 and 1996, respectively. The increases are due primarily to purchases of computer and telecommunications equipment and acquired businesses.

   Amortization of intangible assets increased $12.5 million and $9.7 million in 1997 and 1996, respectively, due to acquired businesses.

32.) 33 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED


   As explained above, purchased in-process research and development and other costs of $12.8 million ($0.10 per diluted share), $51.1 million ($0.39 per diluted share) and $4.2 million ($0.05 per diluted share) were incurred in 1997, 1996 and 1995, respectively. (See Notes 1 and 2 of Notes to Consolidated Financial Statements).

   Net interest decreased $4.1 million and $1.3 million in 1997 and 1996, respectively. The declines are both due to lower cash and short-term investment balances and higher borrowings under the Company's line of credit. By the end of 1997, the Company had fully paid its balance under the line of credit, and cash balances had increased to $64.9 million.

   The Company's effective income tax rate was 42.0%, 45.1% and 42.8% in 1997, 1996 and 1995, respectively. The decrease in the rate from 1996 to 1997 is due to a significantly higher amount of nondeductible costs associated with a portion of purchased in-process research and development and other costs incurred in 1996 than the amount of nondeductible merger costs incurred in 1997. Excluding these nondeductible costs, the Company's 1997, 1996 and 1995 effective income tax rates were 40.9%, 40.4% and 40.8%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments as of December 31, 1997 increased $18.9 million from December 31, 1996, to $64.9 million. An increase in accounts receivable and other current assets as of December 31, 1997 is due primarily to an increase in software license sales in December 1997 and to acquired businesses.

   At December 31, 1997, the Company's remaining commitments consist primarily of operating leases for computer equipment and facilities aggregating $184.3 million, of which $63.6 million will be paid in 1998. The Company expects that its existing cash resources (including $41.2 million of cash and short-term investments held by Infinity at December 31, 1997) and cash generated from operations will be sufficient for the foreseeable future to meet its operating requirements, contingent payments in connection with business acquisitions, and ordinary capital spending needs. Furthermore, the Company has a $150.0 million credit agreement and believes that it has the capacity to secure additional credit or issue equity to finance additional capital needs.

YEAR 2000 SYSTEMS EVALUATION

The Company has initiated a comprehensive program to evaluate and address the impact of the year 2000 on its software systems, computer processing and disaster recovery operations. This program includes steps to identify each item or element that will require modification and to establish a plan to complete and test all required modifications. The assessment, identification and planning phases are substantially completed. Modification and testing of many of the Company's software products are completed and substantially all of the remaining modification and testing activity is expected to be completed during 1998. The Company is continuing to evaluate its third-party hardware and software systems, many of which are an integral part of its operations. For these systems, the Company is relying upon its outside vendors to meet year 2000 requirements.

   The Company believes that it will meet its year 2000 commitments using existing product development and support resources, without incurring significant incremental expense. To the extent additional modifications and enhancements become necessary for software products for which modification and testing for the year 2000 have not been completed, the Company may have to seek additional staffing resources. Also, certain third-party hardware and operating system software upgrades may be accelerated in order to meet the Company's year 2000 requirements.

   The Company is closely monitoring the progress of each of its businesses to prepare its systems and operations for the year 2000 and beyond. The Company expects to meet year 2000 operation commitments and expects to complete this effort on a timely basis, without significant disruption to its customers or operations.

   The Company believes that year 2000 issues may cause both an acceleration of software buying decisions and a shortage in the availability of experienced programmers during the next several years. While the Company cannot predict the impact of these factors on its business, it does not currently believe that any such impact will be material.

CONSOLIDATED STATEMENTS OF INCOME


                                                                         YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)                         1997             1996             1995
                                                            ---------------------------------------------
REVENUES                                                    $ 862,151        $ 670,309        $ 532,628
                                                            ---------------------------------------------
COSTS AND EXPENSES:
   COST OF SALES AND DIRECT OPERATING                         365,352          291,580          234,011
   SALES, MARKETING AND ADMINISTRATION                        176,634          135,403          109,226
   PRODUCT DEVELOPMENT                                         78,549           61,474           50,338
   DEPRECIATION OF PROPERTY AND EQUIPMENT                      48,661           37,356           30,807
   AMORTIZATION OF INTANGIBLE ASSETS                           46,102           33,627           23,932
   PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT
      AND OTHER COSTS                                          12,808           51,083            4,238
                                                            ---------------------------------------------
                                                              728,106          610,523          452,552
                                                            ---------------------------------------------
INCOME FROM OPERATIONS                                        134,045           59,786           80,076
   INTEREST INCOME                                              2,243            5,007            6,054
   INTEREST EXPENSE                                            (2,584)          (1,224)          (1,018)
                                                            ---------------------------------------------
INCOME BEFORE INCOME TAXES                                    133,704           63,569           85,112
   INCOME TAXES                                                56,158           28,668           36,440
                                                            ---------------------------------------------
NET INCOME                                                  $  77,546        $  34,901        $  48,672
                                                            ---------------------------------------------

BASIC NET INCOME PER COMMON SHARE                           $    0.89        $    0.41        $    0.63
                                                            ---------------------------------------------

SHARES USED TO COMPUTE BASIC NET INCOME
   PER COMMON SHARE                                            86,819           84,176           77,624
                                                            ---------------------------------------------

DILUTED NET INCOME PER COMMON SHARE                         $    0.87        $    0.41        $    0.61
                                                            ---------------------------------------------

SHARES USED TO COMPUTE DILUTED NET INCOME
   PER COMMON SHARE                                            89,335           86,122           79,336
                                                            ---------------------------------------------


The accompanying notes are an integral part of these financial statements.

34.) 35  CONSOLIDATED BALANCE SHEETS


                                                                                       DECEMBER 31,
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)                                          1997             1996
                                                                            -----------------------------
Assets
CURRENT:
   CASH AND EQUIVALENTS                                                      $  64,938        $  46,072
   TRADE RECEIVABLES, LESS ALLOWANCE FOR DOUBTFUL
      ACCOUNTS OF $17,895 AND $10,391                                          166,204          130,404
   EARNED BUT UNBILLED RECEIVABLES                                              36,578           27,842
   PREPAID EXPENSES AND OTHER CURRENT ASSETS                                    22,731           18,507
   DEFERRED INCOME TAXES                                                        19,628           13,632
                                                                            -----------------------------
      TOTAL CURRENT ASSETS                                                     310,079          236,457
PROPERTY AND EQUIPMENT, LESS ACCUMULATED
   DEPRECIATION OF $199,589 AND $158,214                                       119,996          109,523
SOFTWARE PRODUCTS, LESS ACCUMULATED
   AMORTIZATION OF $88,489 AND $68,780                                          75,129           71,917
GOODWILL, LESS ACCUMULATED AMORTIZATION OF $32,660 AND $23,444                 160,109          156,796
OTHER INTANGIBLE ASSETS, LESS ACCUMULATED
   AMORTIZATION OF $45,451 AND $34,590                                         121,021          104,625
                                                                            -----------------------------
                                                                             $ 786,334        $ 679,318
                                                                            -----------------------------
Liabilities and Stockholders' Equity
CURRENT:
   SHORT-TERM AND CURRENT PORTION OF LONG-TERM DEBT                          $  16,664        $  34,932
   ACCOUNTS PAYABLE                                                             15,063           13,531
   ACCRUED COMPENSATION AND BENEFITS                                            53,693           41,581
   OTHER ACCRUED EXPENSES                                                       29,193           24,004
   ACCRUED INCOME TAXES                                                          6,534            5,873
   DEFERRED REVENUES                                                           103,376           90,345
                                                                            -----------------------------
      TOTAL CURRENT LIABILITIES                                                224,523          210,266
                                                                            -----------------------------
LONG-TERM DEBT                                                                   2,765            4,414
                                                                            -----------------------------
COMMITMENTS
STOCKHOLDERS' EQUITY:
   PREFERRED STOCK, PAR VALUE $.01 PER SHARE; 5,000 SHARES AUTHORIZED               --              --
   COMMON STOCK, PAR VALUE $.01 PER SHARE; 120,000 SHARES AUTHORIZED;
      88,862 AND 42,300 SHARES ISSUED                                              889              423
   CAPITAL IN EXCESS OF PAR VALUE                                              192,525          175,937
   NOTES RECEIVABLE FOR COMMON STOCK                                               (80)            (559)
   RESTRICTED STOCK PLANS                                                       (1,180)          (1,535)
   RETAINED EARNINGS                                                           373,543          292,113
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                      (6,651)            (266)
                                                                            -----------------------------
                                                                               559,046          466,113
   TREASURY STOCK, AT COST, 0 AND 43 SHARES                                         --           (1,475)
                                                                            -----------------------------
      TOTAL STOCKHOLDERS' EQUITY                                               559,046          464,638
                                                                            -----------------------------
                                                                             $ 786,334        $ 679,318
                                                                            -----------------------------


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                                                     1997            1996             1995
                                                             --------------------------------------------
Cash Flow From Operations
   NET INCOME                                                 $  77,546       $  34,901        $  48,672
   RECONCILIATION OF NET INCOME TO CASH FLOW FROM OPERATIONS:
      DEPRECIATION AND AMORTIZATION                              94,763          70,983           54,739
      PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT
         AND OTHER COSTS                                          9,300          51,083               --
      OTHER NONCASH CHARGES                                       8,339           2,529            1,886
      DEFERRED INCOME TAX BENEFIT                               (14,519)        (21,921)          (1,374)
                                                             --------------------------------------------
                                                                175,429         137,575          103,923
   CASH PROVIDED BY (USED FOR) WORKING CAPITAL, NET OF EFFECT
         OF ACQUIRED BUSINESSES:
      ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS              (34,453)         (9,669)         (30,650)
      ACCOUNTS PAYABLE AND ACCRUED EXPENSES                       9,970             863            9,729
      DEFERRED REVENUES                                             602           5,396            7,007
                                                             --------------------------------------------
         CASH FLOW FROM OPERATIONS                              151,548         134,165           90,009
                                                             --------------------------------------------
Financing Activities
   CASH RECEIVED UNDER EMPLOYEE STOCK PLANS                      10,441          12,246            5,999
   CASH PAID FOR TREASURY STOCK                                    (140)         (4,221)         (10,029)
   BORROWINGS UNDER LINE OF CREDIT                              168,122          18,000               --
   REPAYMENTS OF DEBT                                          (194,325)         (9,274)          (8,594)
                                                             --------------------------------------------
      TOTAL FINANCING ACTIVITIES                                (15,902)         16,751          (12,624)
                                                             --------------------------------------------
Long-Term Investment Activities
   CASH PAID FOR ACQUIRED BUSINESSES, NET OF CASH ACQUIRED      (54,069)       (165,682)         (27,294)
   CASH PAID FOR PROPERTY AND EQUIPMENT                         (54,428)        (41,347)         (31,652)
   CASH PAID FOR SOFTWARE AND OTHER ASSETS                       (8,283)        (12,972)          (5,879)
                                                             --------------------------------------------
      TOTAL LONG-TERM INVESTMENT ACTIVITIES                    (116,780)       (220,001)         (64,825)
                                                             --------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
   BEFORE SHORT-TERM INVESTMENT ACTIVITIES                       18,866         (69,085)          12,560
Short-Term Investment Activities
   PURCHASE OF SHORT-TERM INVESTMENTS                                --          (2,660)         (56,188)
   MATURITIES OF SHORT-TERM INVESTMENTS                              --          38,726           54,228
                                                             --------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                      18,866         (33,019)          10,600
BEGINNING CASH AND EQUIVALENTS                                   46,072          79,091           68,491
                                                             --------------------------------------------
ENDING CASH AND EQUIVALENTS                                   $  64,938       $  46,072       $   79,091
                                                             --------------------------------------------
Supplemental Information
   INTEREST PAID                                              $   2,591       $   1,213       $      919
                                                             --------------------------------------------
   INCOME TAXES PAID                                          $  66,689       $  50,140       $   33,556
                                                             --------------------------------------------
   ACQUIRED BUSINESSES:
      PROPERTY AND EQUIPMENT                                  $   5,681       $  11,690       $    4,719
      SOFTWARE PRODUCTS                                          17,396          42,110           14,597
      PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT               9,300          44,451               --
      GOODWILL AND OTHER INTANGIBLE ASSETS                       33,735          98,320           31,933
      DEFERRED INCOME TAXES                                       1,738           9,447              379
      PURCHASE PRICE OBLIGATIONS AND DEBT ASSUMED                (6,406)        (20,217)          (7,796)
      NET CURRENT LIABILITIES ASSUMED                              (954)        (20,119)          (1,117)
      COMMON STOCK ISSUED                                        (6,421)             --          (15,421)
                                                             --------------------------------------------
         CASH PAID FOR ACQUIRED BUSINESSES, NET OF
            CASH ACQUIRED OF $4,606, $132 AND $8,077 IN
            1997, 1996 AND 1995, RESPECTIVELY                 $  54,069       $ 165,682       $   27,294
                                                             --------------------------------------------


The accompanying notes are an integral part of these financial statements.

36.)  37   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                   COMMON STOCK    CAPITAL IN
                                                            NUMBER OF         PAR   EXCESS OF
(IN THOUSANDS)                                                 SHARES       VALUE   PAR VALUE
                                                           ----------------------------------------------
BALANCES, DECEMBER 31, 1994                                    18,898   $     189   $ 162,235
   POOLINGS OF INTERESTS                                        4,253          43       8,878
   NET INCOME                                                      --          --          --
   TWO-FOR-ONE COMMON STOCK SPLIT                              18,898         189        (189)
   PURCHASE OF COMMON STOCK                                        --          --          --
   NOTE REPAYMENTS                                                 --          --          --
   SHARES ISSUED UNDER STOCK PLANS                                 62          --          84
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS          --          --          --
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS          --          --         550
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                         --          --          --
                                                           ----------------------------------------------
BALANCES, DECEMBER 31, 1995                                    42,111         421     171,558
   NET INCOME                                                      --          --          --
   PURCHASE OF COMMON STOCK                                        --          --          --
   NOTE REPAYMENTS                                                 --          --          --
   SHARES ISSUED UNDER RESTRICTED STOCK PLANS                      50          --       1,687
   SHARES ISSUED UNDER STOCK PLANS                                139           2       1,520
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS          --          --          --
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS          --          --       1,172
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                         --          --          --
                                                           ----------------------------------------------
BALANCES, DECEMBER 31, 1996                                    42,300         423     175,937
   POOLINGS OF INTERESTS                                        2,796          28       2,574
   NET INCOME                                                      --          --          --
   TWO-FOR-ONE COMMON STOCK SPLIT                              43,353         433        (433)
   PURCHASE OF COMMON STOCK                                        --          --          --
   NOTE REPAYMENTS                                                 --          --          --
   SHARES ISSUED UNDER STOCK PLANS                                413           5       8,624
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS          --          --          --
   OPTIONS EARNED UNDER LONG-TERM INCENTIVE PLAN                   --          --       4,230
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS          --          --       1,593
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                         --          --          --
                                                           ----------------------------------------------
BALANCES, DECEMBER 31, 1997                                    88,862   $     889   $ 192,525
                                                           ----------------------------------------------


The accompanying notes are an integral part of these financial statements.


                                                                                                                        FOREIGN
                                                                               NOTES   RESTRICTED                      CURRENCY
                                                                      RECEIVABLE FOR        STOCK         RETAINED  TRANSLATION
(IN THOUSANDS)                                                          COMMON STOCK        PLANS         EARNINGS   ADJUSTMENT
                                                                     -----------------------------------------------------------
BALANCES, DECEMBER 31, 1994                                                $      --    $    (858)       $ 205,121    $  (2,366)
   POOLINGS OF INTERESTS                                                      (3,332)          --            9,800           32
   NET INCOME                                                                     --           --           48,672           --
   TWO-FOR-ONE COMMON STOCK SPLIT                                                 --           --               --           --
   PURCHASE OF COMMON STOCK                                                       --           --               --           --
   NOTE REPAYMENTS                                                               515           --               --           --
   SHARES ISSUED UNDER STOCK PLANS                                                --           --           (3,421)          --
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS                         --          638               --           --
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS                         --           --               --           --
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                        --           --               --        1,055
                                                                     -----------------------------------------------------------
BALANCES, DECEMBER 31, 1995                                                   (2,817)        (220)         260,172       (1,279)
   NET INCOME                                                                     --           --           34,901           --
   PURCHASE OF COMMON STOCK                                                       --           --               --           --
   NOTE REPAYMENTS                                                             2,258           --               --           --
   SHARES ISSUED UNDER RESTRICTED STOCK PLANS                                     --       (1,687)              --           --
   SHARES ISSUED UNDER STOCK PLANS                                                --           --           (2,960)          --
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS                         --          372               --           --
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS                         --           --               --           --
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                        --           --               --        1,013
                                                                     -----------------------------------------------------------
BALANCES, DECEMBER 31, 1996                                                     (559)      (1,535)         292,113         (266)
   POOLINGS OF INTERESTS                                                          --           --            3,884          (65)
   NET INCOME                                                                     --           --           77,546           --
   TWO-FOR-ONE COMMON STOCK SPLIT                                                 --           --               --           --
   PURCHASE OF COMMON STOCK                                                       --           --               --           --
   NOTE REPAYMENTS                                                               479           --               --           --
   SHARES ISSUED UNDER STOCK PLANS                                                --           --               --           --
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS                         --          355               --           --
   OPTIONS EARNED UNDER LONG-TERM INCENTIVE PLAN                                  --           --               --           --
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS                         --           --               --           --
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                        --           --               --       (6,320)
                                                                     -----------------------------------------------------------
BALANCES, DECEMBER 31, 1997                                                $     (80)   $  (1,180)       $ 373,543    $  (6,651)
                                                                     -----------------------------------------------------------


                                                                             TREASURY STOCK
                                                                        NUMBER OF
                                                                           SHARES         COST        TOTAL
                                                                       -------------------------------------
BALANCES, DECEMBER 31, 1994                                                  (131)   $  (5,029)   $ 359,292
   POOLINGS OF INTERESTS                                                       --           --       15,421
   NET INCOME                                                                  --           --       48,672
   TWO-FOR-ONE COMMON STOCK SPLIT                                             (91)          --           --
   PURCHASE OF COMMON STOCK                                                  (400)     (10,029)     (10,029)
   NOTE REPAYMENTS                                                             --           --          515
   SHARES ISSUED UNDER STOCK PLANS                                            433        9,515        6,178
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS                      --           --          638
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS                      --           --          550
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                     --           --        1,055
                                                                       -------------------------------------
BALANCES, DECEMBER 31, 1995                                                  (189)      (5,543)     422,292
   NET INCOME                                                                  --           --       34,901
   PURCHASE OF COMMON STOCK                                                  (131)      (4,221)      (4,221)
   NOTE REPAYMENTS                                                             --           --        2,258
   SHARES ISSUED UNDER RESTRICTED STOCK PLANS                                  --           --           --
   SHARES ISSUED UNDER STOCK PLANS                                            277        8,289        6,851
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS                      --           --          372
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS                      --           --        1,172
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                     --           --        1,013
                                                                       -------------------------------------
BALANCES, DECEMBER 31, 1996                                                   (43)      (1,475)     464,638
   POOLINGS OF INTERESTS                                                       --           --        6,421
   NET INCOME                                                                  --           --       77,546
   TWO-FOR-ONE COMMON STOCK SPLIT                                             (11)          --           --
   PURCHASE OF COMMON STOCK                                                   (17)        (140)        (140)
   NOTE REPAYMENTS                                                             --           --          479
   SHARES ISSUED UNDER STOCK PLANS                                             71        1,615       10,244
   COMPENSATION EXPENSE RELATED TO RESTRICTED STOCK PLANS                      --           --          355
   OPTIONS EARNED UNDER LONG-TERM INCENTIVE PLAN                               --           --        4,230
   INCOME TAX BENEFIT ARISING FROM EMPLOYEE STOCK OPTIONS                      --           --        1,593
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                     --           --       (6,320)
                                                                       -------------------------------------
BALANCES, DECEMBER 31, 1997                                                    --    $      --    $ 559,046
                                                                       -------------------------------------


The accompanying notes are an integral part of these financial statements.

38.)39  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

           The Company amortizes intangible assets, including software product costs, over periods that it believes approximate the related useful lives of those assets based upon estimated future operating results and cash flows of the underlying business operations. The Company closely monitors estimates of those lives. Those estimates could change due to numerous factors, including product demand, market conditions, technological developments, economic conditions and competitor activities.

           Revenue Recognition

        Revenues from remote processing, disaster recovery and software maintenance services are recognized over the terms of the related contracts or as the related service is provided. License-fee revenues from proprietary products are generally recognized upon the signing of a contract and delivery of the product, except in those instances where the Company provides training, installation and other significant postdelivery services. In those instances, a portion of the contract price is deferred and recognized as the related services are provided.

           License-fee revenues from proprietary products that are paid for over an extended period of time and are bundled together with computer equipment and other postdelivery services, and for which significant credit, technology or service risks exist, are recorded ratably over the contract period. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization, installation, systems integration and/or related services are recognized based upon the estimated percentage of completion. Changes in estimated costs during the course of a contract are reflected in the period in which the facts become known.

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

           Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash and short-term investments and receivables. By policy, the Company places its temporary cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company sells a significant portion of its products and services to the financial services industry and could be affected directly by the overall condition of that industry. The Company believes that any credit risk associated with receivables is substantially mitigated by a relatively large number of customer accounts and reasonably short collection terms. Receivables are stated at estimated net realizable value, which approximates fair value.

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

           Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Amortization of all software products aggregated $20,093,000, $15,358,000 and $9,601,000 during 1997, 1996 and 1995, respectively.

           Goodwill

        Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from twelve to forty years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows of the acquired businesses, as well as benefits that the acquired businesses contribute to existing and related products, services and markets. After consideration of these factors, the Company determines whether a reduction in amortizable life or charge for impairment is appropriate.

           In 1997 and 1996, the Company reduced the remaining amortizable life of goodwill for two acquisitions. Additionally in 1997, the Company wrote off the remaining $1,467,000 of goodwill associated with the acquisition of an Australian investment support systems business that provides investment accounting software and processing services. In 1996, the Company wrote off the remaining $5,157,000 of goodwill associated with a business that was acquired more than ten years ago. The Company believes that no further impairment of goodwill existed at December 31, 1997.

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

        2. ACQUISITIONS AND SUBSEQUENT EVENT

           Purchase Transactions

        During 1997, the Company completed five business acquisitions accounted for as purchase transactions. Three acquisitions were in the Company's investment support systems business and two were in its disaster recovery services business.

           Total cash paid in connection with these acquisitions was $57,457,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $13,724,000. In addition, contingent payments of up to $4,147,000 may be paid in connection with two acquisitions, depending upon the achievement of certain future financial results.

           Also during 1997, the Company paid $727,000 as the contingent portion of the purchase price related to a business acquired in 1996.

           During 1996, the Company completed eight business acquisitions accounted for as purchase transactions. Five acquisitions were in the Company's investment support systems business and three were in its disaster recovery services business.

           Total cash paid in connection with the 1996 acquisitions was $158,807,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $42,681,000. In addition, a contingent payment of up to $6,856,000 (including 7,500,000 Australian dollars) may be paid in connection with two of these acquisitions, depending upon the achievement of certain future financial results.

           During 1997 and 1996, the Company recorded charges of $9,300,000 and $44,451,000 ($0.06 and $0.32 per diluted share), respectively, for purchased in-process research and development primarily associated with the acquisitions of certain assets of Premier Solutions Ltd. (Premier) in 1997 and of NCS Financial Systems, Inc. (NCS) in 1996. These charges represent, as of the date of each acquisition, the value of software products still in development, but not considered to have reached technological feasibility or to have any alternative future use.

           In connection with the acquisitions of Premier and NCS, the Company engaged a nationally recognized, independent appraisal firm to express an opinion on the fair market value of the assets acquired to serve as the basis of allocation of the purchase price to the various classes of assets acquired.

40.) 41 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

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

           Total cash paid in connection with the 1995 acquisitions was approximately $23,962,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $13,838,000. In addition, contingent payments of up to $10,500,000 may be paid in connection with two of these acquisitions, depending upon the achievement of certain future financial results.

           Also during 1995, the Company paid $11,179,000 as the contingent portion of the purchase price in connection with a 1992 acquisition. Goodwill was increased by the amount of that payment.

           The results of operations of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

           Pooling-of-Interests Transactions

        During 1997, the Company issued a total of 3,682,000 shares of common stock (adjusted for a September 1997 two-for-one stock split) in connection with six business combinations accounted for as a pooling of interests. Five of the business combinations were in the Company's investment support systems business and one was in the Company's healthcare information systems business.

           During 1995, the Company issued a total of 8,506,000 shares of common stock (adjusted for the September 1997 two-for-one stock split) in connection with three business combinations accounted for as a pooling of interests. Two of the combinations form the nucleus of the Company's healthcare information systems business. The remaining combination was in the Company's investment support systems business.

           During 1997 and 1995, the Company recorded merger costs of $3,508,000 and $4,238,000 ($0.04 and $0.05 per diluted share), respectively, in connection with these transactions. These costs consist primarily of investment banking, legal and accounting fees that generally are not deductible for income tax purposes.

           The consolidated results of operations for the years ended December 31, 1997 and 1995 include the operations of each of these businesses from the beginning of the quarter in which the business combination was completed. The consolidated financial statements for prior periods have not been restated since the impact of such restatement would not be material.

           Subsequent Event

        On January 2, 1998, the Company issued a total of 13,223,000 shares of common stock in connection with a business combination with Infinity Financial Technology, Inc. (Infinity). Infinity develops, markets and supports enterprise software solutions for financial trading and risk management. The transaction will be accounted for as a pooling of interests, which requires all historical financial information to be restated.

           The following pro forma combined results of operations (in thousands, except for per-share amounts) is provided for illustrative purposes only and assumes that the merger with Infinity had occurred as of the beginning of each of the periods presented. The following pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the companies had actually been combined during those periods or the results that may be obtained in the future.

                                                     1997       1996       1995
        ------------------------------------------------------------------------
        REVENUES                                 $925,029   $711,857   $557,366
        NET INCOME                                 83,975     40,306     50,845
        EARNINGS PER SHARE:
          BASIC                                      0.84       0.43       0.59
          DILUTED                                    0.81       0.41       0.55


        3. NET INCOME PER COMMON SHARE

           Calculation of Basic and Diluted Net

           Income per Common Share

        The following table sets forth the computation of the number of shares used in the computation of basic and diluted net income per common share (in thousands):

                                                       1997      1996      1995
        ------------------------------------------------------------------------
        NET INCOME                                  $77,546   $34,901   $48,672
        ------------------------------------------------------------------------
        WEIGHTED-AVERAGE
          COMMON SHARES
          OUTSTANDING                                86,798    84,176    77,624
        CONTINGENT SHARES                                21        --        --
        TOTAL SHARES USED
          FOR CALCULATION OF
          BASIC NET INCOME
          PER COMMON SHARE                           86,819    84,176    77,624
        EMPLOYEE STOCK OPTIONS                        2,461     1,927     1,712
        CONTINGENT STOCK
          OPTIONS                                        55        19        --
        TOTAL SHARES USED FOR
          CALCULATION OF
          DILUTED NET INCOME
          PER COMMON SHARE                           89,335    86,122    79,336

           Common Stock Splits

        On August 14, 1997 and June 2, 1995, the Company's Board of Directors authorized two-for-one stock splits of the Company's common stock. The stock splits were effective for stockholders of record on September 2, 1997 and June 15, 1995, and shares were issued on September 22, 1997 and July 7, 1995. The number of shares used for purposes of calculating net income per common share and all per-share data have been adjusted for all periods presented to reflect both of these stock splits.

        4. PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31 (in thousands):

                                                             1997        1996
                                                           --------------------
        COMPUTER AND
         TELECOMMUNICATIONS
         EQUIPMENT                                         $208,501   $ 166,934
        LEASEHOLD IMPROVEMENTS                               42,680      38,403
        OFFICE FURNITURE
         AND EQUIPMENT                                       38,350      38,292
        BUILDINGS AND
         IMPROVEMENTS                                        19,335      18,490
        LAND                                                  2,547       2,285
        CONSTRUCTION IN PROGRESS                              8,172       3,333
                                                           --------------------

                                                            319,585     267,737
        ACCUMULATED DEPRECIATION
         AND AMORTIZATION                                  (199,589)   (158,214)
                                                           --------------------
                                                           $119,996   $ 109,523
                                                           --------------------

        5. LONG-TERM DEBT

        Long-term debt consists of the following at December 31
        (in thousands):

                                                              1997       1996
                                                           --------------------
        BANK CREDIT AGREEMENT
         (5.7% INTEREST RATE)                              $      --   $ 15,000
        OTHER BANK DEBT
         (8.0% INTEREST RATE)                                 10,204     16,813
        PURCHASE PRICE OBLIGATIONS
         DUE FORMER OWNERS
         OF ACQUIRED BUSINESSES                                6,523      5,302
        OTHER, PRIMARILY CAPITAL
         LEASE OBLIGATIONS FOR
         COMPUTER EQUIPMENT
         AND BUILDINGS                                         2,702      2,231
                                                           --------------------
                                                              19,429     39,346
        LESS CURRENT MATURITIES                              (16,664)   (34,932)
                                                           --------------------
                                                           $   2,765   $  4,414
                                                           --------------------

           The Company has an unsecured revolving credit agreement (Credit Agreement) that provides for up to $150,000,000 of borrowings for a period ending August 2002, which may be extended for one year, on an annual basis, at the lender's option. The Company may borrow at LIBOR plus a margin, depending upon certain financial ratios at the time of the borrowing, or a base rate, generally the Prime rate, at the Company's option. In order to remain eligible to borrow under the Credit Agreement, the Company must, among other requirements, maintain a defined minimum net worth and fixed-charge coverage ratio and limit its total debt. There were no borrowings under the Credit Agreement at December 31, 1997.

           Annual maturities of long-term debt during the next five years are as follows: 1998-$16,664,000; 1999- $1,068,000; 2000-$184,000; 2001-
        $101,000; and 2002-$102,000.

        6. STOCK OPTION AND AWARD PLANS

           Employee Stock Purchase Plans

        Under the Company's Employee Stock Purchase Plans, a maximum of 4,400,000 shares of common stock may be issued to substantially all employees. Eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions, at a purchase price equal to 85% of the closing price of the Company's common stock on the last business day of each calendar quarter. During 1997, 1996 and 1995, employees purchased 345,000, 304,000 and 312,000 shares, respectively, at average purchase prices of $20.94, $16.75 and $11.24 per share, respectively. At December 31, 1997, 1,768,000 shares of common stock were reserved for issuance under these plans.

           Equity Incentive Plans

        Under the Company's 1994 and 1996 Equity Incentive Plans, awards or options to purchase up to 5,500,000 shares of common stock may be granted to key employees of the Company, with an individual limit of 400,000 shares per participant per year under each plan. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of award or grant. Generally, options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

           During 1997, 1996 and 1995, long-term incentive awards (LTIP awards) were granted for future options of up to an aggregate of 415,000, 588,000 and 176,000 shares, respectively. The actual number of shares and the exercise price per share are contingent upon achieving certain cumulative financial results over a three-year period, beginning on January 1 of the year of each LTIP award. If and when the option shares are earned, the exercise price per share will be $19.88, $14.27 and $9.52, respectively, but could be reduced to a minimum of $1.99, $8.24 and $6.04, respectively, if actual operating results during the three-year period exceed targeted operating results. Compensation expense, if any, is estimated initially at the

42.) 43 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

        time the achievement of the cumulative financial results becomes probable and is recorded over the remaining three-year period of each LTIP award, based upon the difference between the market value and exercise price of the shares earned. During the years ended December 31, 1997, 1996 and 1995, compensation expense of $5,805,000, $1,875,000 and
        $631,000, respectively, was recorded in connection with certain 1996, 1995 and 1994 LTIP awards. No compensation expense has been recorded for the 1997 LTIP award. During 1997, 102,000 option shares were issued under the 1994 LTIP award, at exercise prices ranging from $6.18 to $9.66 per share.

           Under the Company's 1986 and 1982 Stock Option Plans, options to purchase up to 8,188,000 shares of the Company's common stock may be issued to officers and key employees. These options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Generally, options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

           The table on page 43 summarizes transactions under these equity incentive and stock option plans. All share and per-share amounts have been restated to reflect the July 1995 and September 1997 two-for-one stock splits (see Note 3).

           At December 31, 1997, 8,434,000 shares of common stock were reserved for issuance under the Company's equity incentive and stock option plans.

           Restricted Stock Plans

        The Company's Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of up to 400,000 shares of the Company's common stock. Each outside director automatically receives an initial award of 20,000 shares of the Company's common stock upon election to the Company's Board of Directors and, upon re-election as an outside director every fifth year thereafter, automatically receives another 20,000 shares. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 100,000 shares were granted during 1996, at a market value of $16.87 per share. There were no awards during 1997 or 1995. At December 31, 1997, 142,000 shares of common stock were reserved for issuance under this plan.

           The Company's Restricted Stock Incentive Plan (RSIP) provides for awards of up to 1,600,000 shares of the Company's common stock to key management employees. Shares awarded under the RSIP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. There have been no awards granted since 1991. At December 31, 1997, 214,000 shares of common stock were reserved for issuance under this plan.

           Unearned compensation expense related to the restricted stock plans is reported as a reduction of stockholders' equity in the accompanying consolidated financial statements. For accounting purposes, compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions and is based on the market value on the award date less the par value of the shares awarded. Compensation expense related to the RSAP and RSIP aggregated $355,000, $372,000 and $638,000 for the years ended December 31, 1997,
        1996 and 1995, respectively.

           Pro Forma Information

        The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its LTIP, RSAP and RSIP awards, and no expense has been recorded for its other stock-based plans. FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), changes the method for recognition of cost on stock option and award plans. Adoption of the cost-recognition requirements under SFAS 123 is optional; however, pro forma information is presented in the following paragraph.

           Had compensation cost for the Company's stock option and award plans been determined based upon the fair value at the date of grant, as prescribed under SFAS 123, the Company's net income and diluted net income per share would have been reduced by approximately $2,964,000, $5,110,000 and $1,185,000 ($0.03, $0.06 and $0.02 per share) in 1997,
        1996 and 1995, respectively. The fair value of the options granted during 1997, 1996 and 1995 is estimated to be $10.84, $8.36 and $6.06 per share, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions: volatility of 36% in 1997 and 37% in 1996 and 1995; expected term of six years; risk-free interest rate of 5.75% in 1997 and 6.5% in 1996 and 1995; and no dividend yield. The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of the impact on future years, since SFAS 123 does not apply to grants and awards made prior to 1995 and the Company's options and awards generally vest over five years. The Company also anticipates that additional options and awards will be made in future years.

                                                             Shares (in thousands)
                                                     -------------------------------------    -------------
                                                                                     Under         Weighted
                                                     Available   Under Option   LTIP Award    Average Price
                                                     -------------------------------------    -------------
BALANCES AT DECEMBER 31, 1994                            2,920          2,604          168           $ 4.18
   POOLINGS OF INTERESTS                                    --            178           --             2.70
   LTIP AWARDS                                            (176)            --          176               --
   CANCELED                                                112           (112)          --             5.38
   GRANTED                                              (1,458)         1,458           --            12.49
   EXERCISED                                                --           (678)          --             2.79
                                                     -------------------------------------
BALANCES AT DECEMBER 31, 1995                            1,398          3,450          344             7.79
   AUTHORIZED                                            3,500             --           --               --
   LTIP AWARDS                                            (588)            --          588               --
   CANCELED                                                306           (350)          --            13.28
   GRANTED                                              (3,108)         3,108           --            17.60
   EXERCISED                                                --           (526)          --             5.96
                                                     -------------------------------------
BALANCES AT DECEMBER 31, 1996                            1,508          5,682          932            13.11
   POLLINGS OF INTERESTS                                    --            674           --             3.90
   LTIP AWARDS                                            (415)            --          415               --
   LTIP MATURITY                                            66            102         (168)            7.32
   CANCELED                                                249           (260)         (50)           17.63
   GRANTED                                                (768)           768           --            23.05
   EXERCISED                                                --           (356)          --             7.67
                                                     -------------------------------------
BALANCES AT DECEMBER 31, 1997                              640          6,610        1,129            13.35
                                                     -------------------------------------


The following table summarizes information concerning outstanding and exercisable options (in thousands) as of December 31, 1997:



                           Options Outstanding                                         Options Exercisable
--------------------------------------------------------------------------    -----------------------------------------
                                                    Weighted average
  Range of Exercise                          Remaining                                                 Weighted average
  Prices              Number of Options      Life (years)   Exercise Price     Number of Options         Exercise Price
--------------------------------------------------------------------------    -----------------------------------------
  $0.01 to $5.00                  1,391              3.4         $  2.87                   1,391                $  2.87
  $5.01 to $10.00                   530              6.5            7.79                     516                   7.78
  $10.01 to $15.00                1,491              7.7           12.66                   1,474                  12.66
  $15.01 to $20.00                1,952              8.1           17.12                   1,952                  17.12
  over $20.00                     1,246              9.1           22.27                     563                  20.50


7. SAVINGS PLAN

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will contribute a certain percentage of employee compensation or contributions up to a specified level. Company contributions charged to income under these plans aggregated $8,445,000, $6,125,000 and $5,338,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

8. INCOME TAXES

The provisions for income taxes for the years ended December 31, 1997, 1996 and 1995 consist of the following (in thousands):


                         1997       1996       1995
                    --------------------------------
CURRENT
  FEDERAL            $ 51,761    $37,460   $ 26,112
  STATE                12,126      8,973      6,708
  FOREIGN               6,790      4,156      4,994
                    --------------------------------
                       70,677     50,589     37,814
                    --------------------------------
DEFERRED
  FEDERAL             (12,409)   (19,639)    (1,376)
  STATE                (1,665)    (2,680)      (216)
  FOREIGN                (445)       398        218
                    --------------------------------
                      (14,519)   (21,921)    (1,374)
                    --------------------------------
                     $ 56,158   $ 28,668   $ 36,440
                    --------------------------------


   Differences between income tax expense at the United States federal statutory income tax rate and the Company's effective income tax rate for the years ended December 31, 1997, 1996 and 1995 are as follows (in thousands):

                               1997       1996       1995
                           -------------------------------
TAX AT FEDERAL
  STATUTORY RATE            $46,796    $22,249    $29,789
STATE INCOME
  TAXES, NET OF
  FEDERAL BENEFIT             6,216      4,090      4,393
PURCHASED IN-PROGRESS
  RESEARCH AND
  DEVELOPMENT AND
  OTHER COSTS                 1,234      2,656      1,524
INTANGIBLE
  AMORTIZATION                1,819      1,365      1,039
TAX-EXEMPT INTEREST
  INCOME                         --       (234)      (648)
FOREIGN TAXES                  (512)      (444)      (120)
OTHER, NET                      605     (1,014)       463
                           -------------------------------
                            $56,158    $28,668    $36,440
                           -------------------------------
EFFECTIVE INCOME
  TAX RATE                     42.0%      45.1%      42.8%
                           -------------------------------

44.) 45 NOTES TO CONSOLIDATED

        FINANCIAL STATEMENTS continued

           Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded as of December 31, 1997 and 1996 (in thousands):

                                                           1997         1996
                                                        ----------------------
        CURRENT:
          ACCOUNTS RECEIVABLE                            $  7,004    $  3,799
          ACCRUED COMPENSATION
           AND BENEFITS                                     4,547       5,692
          OTHER ACCRUED EXPENSES                            2,319       2,554
          DEFERRED REVENUES AND
           ACQUISITION-RELATED ITEMS                        5,758       1,587
                                                        ----------------------
                                                         $ 19,628    $ 13,632
                                                        ----------------------
        LONG-TERM:*
          PROPERTY AND EQUIPMENT                         $  6,072    $  1,334
          INTANGIBLE ASSETS                                  (606)     (9,807)
          LONG-TERM INCENTIVE PLAN                          2,952          --
          PURCHASED IN-PROCESS
           RESEARCH AND DEVELOPMENT
           AND OTHER ACQUISITION-
           RELATED ITEMS                                   17,854      23,360
                                                        ----------------------
                                                         $ 26,272    $ 14,887
                                                        ----------------------

        * INCLUDED IN OTHER INTANGIBLE ASSETS.

        9. EXPORT SALES

        The Company's domestic operations recorded revenues, primarily from international software licenses, maintenance and professional services, of approximately $94,318,000, $58,019,000 and $51,273,000 for the years ended December 31, 1997, 1996 and 1995, respectively. During 1997, export revenues were made to the following regions of the world: Europe- $63,878,000; Asia Pacific-$21,029,000; Canada and other-$9,411,000.

        10. COMMITMENTS

        The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 follow (in thousands):

               1998                  $ 63,571
               1999                    49,347
               2000                    30,188
               2001                    19,905
               2002                     9,822
               THEREAFTER              11,443
                                     --------
                                     $184,276
                                     --------

           Rent expense aggregated $65,535,000, $56,451,000 and $52,359,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


        REPORT OF INDEPENDENT ACCOUNTANTS

        To The Board of Directors and Stockholders
        SunGard Data Systems Inc.

        We have audited the accompanying consolidated balance sheets of SunGard Data Systems Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunGard Data Systems Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


        /s/ Coopers & Lybrand LLP

        2400 Eleven Penn Center
        Philadelphia, Pennsylvania
        February 12, 1998