Form 10-K405, Exhibit 13
period 1998-12-31
SUNGARD DATA SYSTEMS INC
filed 1999-03-31
CIK 789388

                                 Exhibit 13.1
            Portions of the Company's Annual Report to Stockholders
                  for the fiscal year ended December 31, 1998

[CHART APPEARS HERE]

1994       450
1995       557
1996       712
1997       925
1998     1,160

Revenues in Millions of Dollars(1)


[CHART APPEARS HERE]

1994      44.7
1995      55.1
1996      73.8
1997      93.5
1998     128.6

Pro Forma Net Income in Millions of Dollars (1)(4)


[CHART APPEARS HERE]

1994      0.50
1995      0.61
1996      0.74
1997      0.90
1998      1.19

Pro Forma Diluted Net Income per Share in Dollars (1)(3)(4)


                             Financial Highlights


Selected Financial Information(1)

-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                 1994          1995          1996          1997          1998
-------------------------------------------------------------------------------------------------------------------------------
      Income Statement Data(2)(3)

Revenues                                             $449,785      $557,366      $711,857      $925,030    $1,159,748

Income from operations                                 72,450        85,753        68,284       142,644       202,846

Net income                                             44,728        50,845        40,306        83,975       118,933

Basic net income per share                               0.54          0.59          0.43          0.84          1.14

Diluted net income per share                             0.50          0.55          0.41          0.81          1.10

Pro forma net income(4)                                44,728        55,083        73,774        93,521       128,565

Pro forma diluted net income per share(4)                0.50          0.61          0.74          0.90          1.19

      Balance Sheet Data

Total assets                                         $494,625      $592,582      $739,622      $856,948    $1,075,321

Total short-term and long-term debt                    10,783        10,518        40,267        20,076        12,046

Stockholders' equity                                  362,406       428,058       505,063       610,221       760,891

(1) All periods before 1998 are restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.

(2) 1995 includes merger costs of $4,238 ($0.05 per diluted share) and preferred stock redemption of $1,276 ($0.01 per diluted share). 1996 includes charges for purchased in-process research and development and merger costs of $51,083 ($33,468 after tax; $0.33 per diluted share). 1997 includes charges for purchased in-process research and development and merger costs of $13,669 ($9,546 after tax; $0.09 per diluted share). 1998 includes merger and restructuring costs of $11,847 ($9,632 after tax; $0.09 per diluted share). See Note 2 of Notes to Consolidated Financial Statements.

(3) All per-share amounts are adjusted for July 1995 and September 1997 two-for-one stock splits.

(4) Excludes all items described in footnote 2.

$1.16 Billion
and other numbers

       32      Quarterly Financial Information
       32      Stock Information
       33      Management's Discussion and Analysis of Financial Condition and
               Results of Operations
       37      Consolidated Statements of Income
       38      Consolidated Balance Sheets
       39      Consolidated Statements of Cash Flows
       40      Consolidated Statement of Stockholders' Equity
       42      Notes to Consolidated Financial Statements
       50      Report of Independent Accountants

Quarterly Financial Information (Unaudited)

(in thousands, except per-share amounts)  first      second      third       fourth
                                         quarter    quarter     quarter     quarter
--------------------------------------------------------------------------------------
1998 (1)
  Revenues                             $264,553    $282,347    $291,982    $320,866
  Income before income taxes             37,123      50,531      53,723      66,851
  Net income                             19,796      29,722      31,187      38,228
  Diluted net income
   per common share                        0.19        0.28        0.29        0.35


--------------------------------------------------------------------------------------
1997 (2)(3)
  Revenues                             $201,039    $223,087    $231,640    $269,264
  Income before income taxes             33,219      26,578      42,240      41,713
  Net income                             19,889      15,510      24,954      23,622
  Diluted net income
   per common share(4)                     0.19        0.15        0.24        0.22


(1) Includes merger and restructuring costs in connection with poolings of interests of $8,147, $600, and $3,100 during the first, second and third quarters, respectively ($0.06, less than $0.01 and $0.02 per diluted share, respectively). See Note 2 of Notes to Consolidated Financial Statements.

(2) Includes purchased in-process research and development and merger costs in connection with poolings of interests of $10,479, $338 and $2,852 during the second, third and fourth quarters, respectively ($0.06, less than $0.01 and $0.03 per diluted share, respectively). See Note 2 of Notes to Consolidated Financial Statements.

(3) Restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.

(4) All per-share amounts have been adjusted for a September 1997 two-for-one stock split.

Stock Information

The common stock of SunGard Data Systems Inc. is listed on the New York Stock Exchange under the symbol SDS. At March 9, 1999, the Company had approximately 4,200 stockholders of record. No dividends have ever been paid on the Company's common stock. The Company's policy is to retain earnings for use in its business.

     The following table indicates high and low sales prices per share of the Company's common stock, as reported on the New York Stock Exchange since June 4, 1997 and on the Nasdaq National Market before June 4, 1997. All prices reflect the Company's September 1997 two-for-one stock split.

Calendar Year 1998
First Quarter                                $37 3/8        $28 1/16
Second Quarter                                40             31 7/16
Third Quarter                                 40             31 1/4
Fourth Quarter                                39 11/16       21 11/16

Calendar Year 1997
First Quarter                                $25 3/8        $18 1/2
Second Quarter                                24 3/4         20 3/4
Third Quarter                                 27 1/8         23
Fourth Quarter                                31 7/16        22 1/2


  The closing price of the Company's common stock on March 9, 1999, as reported on the New York Stock Exchange, was $39 15/16 per share.

   SunGard Data Systems Inc. 1998 AR


Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements about the Company's outlook and all other statements in this Annual Report other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of software sales, the effect of year 2000 issues on software and services buying decisions, the timing and scope of technological advances and year 2000 compliance, the integration and performance of acquired businesses, the prospects for future acquisitions, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 1998, a copy of which may be obtained from the Company without charge.

Results of Operations

The following table sets forth, for the periods indicated, certain amounts included in the Consolidated Statements of Income of SunGard Data Systems Inc., the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period.


                                     year ended december 31,      percent of revenues (2)       percent
                                         (in millions) (1)        year ended december 31,  increase (decrease) (2)
                                     1998      1997      1996     1998     1997     1996     1998     1997
                                                                                            vs.1997  vs.1996
                              ------------------------------------------------------------------------------------
Revenues
  Investment support systems    $    804.9  $  629.0  $  453.8     69%      68%      64%      28%     39%
  Disaster recovery services         275.3     228.2     193.8     24       25       27       21      18
  Computer services and other         79.5      67.8      64.3      7        7        9       17       5
                              -----------------------------------------------------------
                                $  1,159.7  $  925.0  $  711.9    100%     100%     100%      25      30
                              ============================================================
Costs and Expenses
  Cost of sales and
     direct operating           $    475.4  $  377.4  $  296.9     41%      41%      42%      26%     27%
  Sales, marketing and
     administration                  248.0     203.4     153.5     21       22       21       22      32
  Product development                113.8      91.5      70.2     10       10       10       24      30
  Depreciation                        55.7      50.0      38.2      5        5        5       11      31
  Amortization                        52.1      46.4      33.7      5        5        5       12      38
  Purchased in-process
     research and development
     and merger costs                 11.8      13.7      51.1      1        2        7       --      --
                              -----------------------------------------------------------
                                $    956.8  $  782.4  $  643.6     83%      85%      90%      22      22
                              ============================================================
Operating Income
  Investment support
     systems (3)                $    151.2  $  110.3  $   76.6     19%      18%      17%      37%     44%
  Disaster recovery
     services (3)                     64.9      49.2      42.6     24       22       22       32      16
  Computer services and
     other (3)                        12.5      10.3       9.5     16       15       15       21       9
  Corporate administration           (13.9)    (13.5)     (9.3)    (1)      (1)      (1)       3      45
                              -----------------------------------
                                     214.7     156.3     119.4     18       17       17       37      31
  Purchased in-process
     research and development
     and merger costs                (11.8)    (13.7)    (51.1)    (1)      (2)      (7)      --      --
                              -----------------------------------
                                $    202.9  $  142.6  $   68.3     17       15       10       42     109
                              ===================================

(1) All periods prior to 1998 are restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.

(2) All percentages are calculated using actual amounts rounded to the nearest $1,000.

(3) Percent of revenues is calculated as a percent of investment support systems, disaster recovery services, and computer services and other revenues, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

Income From Operations

During 1998, the Company recorded $11.8 million ($0.09 per diluted share) for merger and restructuring costs. Merger costs, which generally are not tax deductible, are associated with poolings of interests and consist principally of investment banking, legal, accounting and printing fees. Restructuring costs associated with the merger with Infinity Financial Technology, Inc. (Infinity) are $2.7 million. These costs are primarily severance costs associated with the elimination of duplicate development and administrative functions and costs for the closing of duplicate office facilities.

     During 1997 and 1996, the Company recorded $13.7 million ($0.09 per diluted share) and $51.1 million ($0.33 per diluted share), respectively, for purchased in-process research and development, merger and other costs. Purchased in-process research and development costs are associated with the 1997 acquisition of certain assets of Premier Solutions Ltd. and the 1996 acquisition of NCS Financial Systems, Inc. (See Note 2 of Notes to Consolidated Financial Statements). Merger costs are associated with poolings of interests. Other charges recorded in 1996 are primarily associated with impairment of the remaining intangible assets of a business acquired more than ten years ago.

     The following discussion of income from operations excludes all charges to operations described in the preceding two paragraphs.

     On January 2, 1998, the Company issued approximately 13.2 million shares of its common stock in exchange for all of the outstanding shares of common stock of Infinity (See Note 2 of Notes to Consolidated Financial Statements). The merger was accounted for as a pooling of interests and, accordingly, financial information for all periods before 1998 has been restated to include Infinity's historical financial results. Infinity derives a significantly larger portion of its revenues from software license sales than did the Company before the merger. Since there are inherent difficulties in predicting the timing and magnitude of software license sales, especially in 1999 due to possible year 2000 issues, the potential for fluctuations in quarterly revenues and income is expected to be greater than it was before the merger.

     Investment Support Systems (ISS)

The Company's ISS business is comprised of more than forty operating units of various size and complexity. Historically, most operating units have met or exceeded expectations, while some have not, yielding overall results for the entire business at approximately the levels expected. Since overall ISS results reflect the sum of the diverse results of individual operating units, there could be an adverse impact on ISS revenues and margins if too many individual units are unable to meet expectations.

     The ISS operating margin is 19% in 1998, compared with 18% in 1997 and 17% in 1996. The increasing operating margins are due primarily to increases in software license revenues and in sales of third-party hardware and software, as well as to reductions in costs in three ISS businesses.

     The Company expects that the full-year 1999 ISS operating margin will increase slightly from the full-year 1998 operating margin. The most important factors affecting the ISS operating margin continue to be the timing and magnitude of software license sales, the operating margin of recently acquired businesses and the level of product development spending.

     Disaster Recovery Services (DRS)

The DRS operating margin is 24% in 1998, compared with 22% in both 1997 and 1996. The increase in the operating margin in 1998 is due primarily to an increase in revenues, especially in connection with midrange platforms, work-group recovery, network services and, to a lesser extent, the sale of additional recovery test time. The increase is partially offset by expenses resulting from a 28% expansion (adding 64,000 square feet) of the Philadelphia MegaCenter, equipment additions and upgrades, and an increase in commission expenses resulting from new contract signings.

     The Company expects that the full-year 1999 DRS operating margin will decline slightly from the full-year 1998 operating margin. The most important factors affecting the DRS operating margin continue to be the rate of new contract signings and contract renewals and the timing and magnitude of equipment and facilities expenditures.

     Computer Services and Other (CS)

The CS operating margin is 16% in 1998, compared with 15% in both 1997 and 1996. The increase in the operating margin in 1998 is due to an increase in revenues in the Company's healthcare information systems business (HIS) that was partially offset by an increase in operating costs associated with equipment upgrades in the Company's remote-access computer processing business. The 1997 operating margin reflects an increase in remote processing computer services revenues and cost reductions in the Company's HIS businesses that were offset by higher operating costs due to computer services equipment upgrades and, to a lesser extent, a decline in HIS revenues.

     The Company expects that the full-year 1999 CS operating margin will be approximately the same as the full-year 1998 operating margin. The most important factors affecting the CS operating margin are the timing and magnitude of software license sales related to the HIS businesses and revenue variability and timing of computer upgrades in both remote-access computer processing and automated mailing services.

Revenues

Total revenues increased $234.7 million and $213.1 million in 1998 and 1997, respectively. Excluding acquired businesses, total revenues increased approximately 18% and 13% in 1998 and 1997, respectively, primarily because of a 50% increase in professional services revenues. The Company believes that the increase in its internal revenue growth rate in 1998 is, in part, related to year 2000 issues. The Company is unable to predict the effect of year 2000 issues on its revenue growth rate in 1999 or beyond.

     Recurring revenues derived from computer processing, disaster recovery fees, professional services, software maintenance, and software and hardware rentals are

      SunGard Data Systems Inc. 1998 AR




$937.8 million, $743.4 million and $566.9 million in 1998, 1997 and 1996, respectively, representing 81%, 80% and 80% of consolidated revenues, respectively, for those years. Professional services revenues are $187.5 million in 1998, compared to $114.2 million and $66.4 million in 1997 and 1996, respectively. The increase in professional services revenues is due primarily to large installations and conversions of trust, shareholder and nonprofit accounting systems.

     Nonrecurring revenues derived from software licenses and sales of third-party software and hardware are $221.9 million in 1998, compared to $181.6 million and $145.0 million in 1997 and 1996, respectively. Software license revenues are $185.9 million, $161.0 million and $125.6 million in 1998, 1997 and 1996, respectively.

     The Company sells a significant portion of its products and services to the financial services industry and could be affected directly by the overall condition of that industry. The Company expects that the consolidation trend in the financial services industry will continue, but it is unable to predict what effect, if any, this trend may have on the Company.

     Investment Support Systems

ISS revenues increased $175.9 million, or 28%, and $175.2 million, or 39%, in 1998 and 1997, respectively. The respective increases in revenues during 1998 and 1997 are comprised of increases in recurring revenues of $139.8 million and $135.2 million and increases in nonrecurring revenues of $36.1 million and $40.0 million. Excluding acquired businesses, ISS revenues increased approximately 18% and 14% in 1998 and 1997, respectively.

     Disaster Recovery Services

DRS revenues increased $47.1 million, or 21%, and $34.4 million, or 18%, in 1998 and 1997, respectively. Excluding acquired businesses, revenues increased approximately 19% and 14% in 1998 and 1997, respectively. The increases are attributable primarily to new contract signings and contract renewals and to continued growth in demand for midrange platforms, work-group recovery and network services.

     Computer Services and Other

CS revenues increased $11.7 million, or 17%, and $3.5 million, or 5%, in 1998 and 1997, respectively. Excluding acquired businesses, 1998 and 1997 revenues increased approximately 15% and 3%, respectively. The 1998 increase is attributable to the Company's HIS businesses. The 1997 increase is attributable to the Company's remote-access computer processing business. The 1997 increase is net of a decline in revenues in the Company's HIS businesses that is due primarily to the timing and magnitude of software license sales.

Costs and Expenses

Cost of sales and direct operating expenses increased $98.0 million and $80.5 million in 1998 and 1997, respectively. The increases are due primarily to acquired businesses, DRS facility expansion, and equipment additions and upgrades. The decrease in the percentage of cost of sales and direct operating expenses to total revenues from 42% in 1996 to 41% in 1997 and 1998 is due primarily to an increase in higher-margin software license revenues and cost reductions in certain ISS and HIS businesses.

     Sales, marketing and administration expenses increased $44.6 million and $49.9 million in 1998 and 1997, respectively. The increases are due primarily to acquired businesses, an expansion in the sales force, particularly in DRS, an increase in noncash expenses associated with the Company's long-term incentive plan, and in 1997 an increase in commissions associated with ISS software license sales.

     Product development expenses increased $22.3 million and $21.3 million in 1998 and 1997, respectively. The increases are due primarily to acquired businesses and increased development spending for various ISS products. Development costs capitalized are $2.6 million and $1.3 million in 1998 and 1997, respectively.

     Depreciation of property and equipment increased $5.7 million and $11.8 million in 1998 and 1997, respectively. The increases are due primarily to purchases of computer and telecommunications equipment, DRS facility expansion and acquired businesses.

     Amortization of intangible assets increased $5.7 million and $12.7 million in 1998 and 1997, respectively. The increases are due to acquired businesses.

     As explained above, the Company recorded merger and restructuring costs of $11.8 million ($0.09 per diluted share) in 1998, and purchased in-process research and development, merger and other costs of $13.7 million ($0.09 per diluted share) and $51.1 million ($0.33 per diluted share) in 1997 and 1996, respectively (See Notes 1 and 2 of Notes to Consolidated Financial Statements).

     Net interest income increased $4.3 million in 1998 and decreased $2.9 million in 1997. The increase in 1998 is due to higher cash and short-term investment balances as well as to lower debt balances. The decrease in 1997 is due to lower cash and short-term investment balances and higher borrowings under the Company's line of credit. By the end of 1997, the Company had fully paid its balance under the line of credit. There were no borrowings during 1998.

     The Company's effective income tax rates are 42.9%, 41.6% and 44.2% in 1998, 1997 and 1996, respectively. The increase in the rate in 1998 compared to 1997 is due to higher nondeductible costs associated with intangible assets and merger costs. The decrease in the rate in 1997 from 1996 is due to lower nondeductible purchased in-process research and development and other costs. Excluding these nondeductible costs, the Company's 1998, 1997 and 1996 effective income tax rates are 40.7%, 40.6% and 40.2%, respectively.

Liquidity and Capital Resources

Cash and short-term investments as of December 31, 1998 are $258.0 million, an increase of $151.9 million from December 31, 1997. Short- and long-term debt declined from $20.1 million at December 31, 1997 to $12.0 million at December 31, 1998.

     At December 31, 1998, the Company's remaining commitments consist primarily of operating leases for computer

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

equipment and facilities aggregating $222.4 million, of which $69.5 million will be paid in 1999. The Company expects that its existing cash resources and cash generated from operations will be sufficient to meet its operating requirements, contingent payments in connection with business acquisitions, and ordinary capital spending needs for the foreseeable future. Furthermore, the Company has a $150.0 million credit agreement and believes that it has the capacity to secure additional credit or issue equity to finance additional capital needs.

Year 2000 Systems Evaluation

The Company has a comprehensive program to evaluate and address the impact of the year 2000 on its software systems, processing services and disaster recovery operations. As part of this program, each of the Company's operating units is required to identify each item that must be modified or replaced, establish a plan to complete and test all required modifications and replacements, and then implement that plan. This program encompasses the Company's products that are sold to its customers, as well as third-party products that are resold to customers or are used internally by the Company. The Company is closely monitoring the progress of each of its operating units with their year 2000 compliance plans. The Company believes that it will successfully complete its year 2000 compliance program on a timely basis, without significant disruption to its customers or operations.

     Many of the Company's software and other products already are year 2000 compliant, so that they can handle dates in the year 2000 and beyond. The Company, however, is still working on year 2000 compliance projects for some of its important products. The Company estimates that modification and testing for approximately 90% of its software products were substantially completed at the end of 1998. The Company's goal is to complete modification and testing for all of its software products by June 30, 1999. Nevertheless, the Company anticipates that year 2000 compliance testing will continue throughout 1999 for many of its products, which may uncover the need for additional modifications. In addition to its internal testing, the Company is participating in industry-wide year 2000 compliance tests such as those being conducted by the Securities Industry Association.

     The Company will carefully monitor its year 2000 compliance projects throughout 1999 and will continue to develop and refine contingency plans for these projects as testing results are analyzed. If the Company fails to make any of its significant products year 2000 compliant, or fails to meet its commitments to customers to complete major conversions to year 2000 compliant systems during 1999, then its business and financial results may be materially and adversely affected. The Company believes that year 2000 compliance issues have caused some acceleration of software buying and conversion activity and, therefore, the Company's rate of internal revenue growth may decline in the second half of 1999 or in the year 2000.

     Many third-party hardware, software and other products interact with the Company's products and services or are used by the Company as an integral part of its operations. The Company continues to evaluate these third-party products for year 2000 compliance, so that noncompliant products may be modified or replaced in a timely manner. In doing so, the Company is working with, and must rely upon, its outside vendors to meet year 2000 requirements. If any of the Company's important vendors fails to meet its year 2000 requirements, then the Company will switch to another vendor as soon as possible, which may have a material and adverse impact on the Company's business and financial results. Although the Company believes that all of its important vendors eventually will meet their year 2000 requirements, the Company cannot determine at this time whether or when year 2000 related problems will arise with its third-party products or whether any problems that do arise will have a material and adverse impact on the Company's business or financial results.

     The Company's overall year 2000 compliance program is on schedule, and the Company has paid and believes that it will continue to pay expenses of this program using existing product development and support resources, without incurring significant incremental development expense, and using budgeted capital expenditures. Nevertheless, in order to complete this program, the Company may have to add personnel and buy new third-party software, hardware and other products earlier than planned, and personnel expenses may increase faster than expected because year 2000 issues are causing a shortage in the availability of experienced programmers. Furthermore, year 2000 modification and testing activities have required the deferral of lower priority development projects.

     The Company does not maintain detailed accounting records that separately identify all of the costs associated with its year 2000 activities. In response to new disclosure requirements regarding year 2000 matters, the Company has reviewed its accounting and product development records for the period beginning January 1, 1996 in an effort to estimate the costs of its year 2000 compliance program. The Company currently estimates that the total costs of its year 2000 compliance program since January 1, 1996 will be approximately $24.0 million in direct labor and benefit costs for modification and testing activities, plus approximately $12.0 million in capital expenditures. Through December 31, 1998, the Company has spent approximately $16.0 million in direct labor and benefit costs for modification and testing, plus approximately $2.0 million in capital expenditures. The remaining estimated direct labor and benefit costs for modification and testing activities of approximately $8.0 million include, in part, rough estimates to cover unanticipated modification work that may arise as a result of continued testing activity throughout 1999. The remaining estimated capital expenditures of approximately $10.0 million are to replace noncompliant computer and communications equipment, principally in the Company's DRS business.

SunGard Data Systems Inc. 1998 AR



Consolidated Statements of Income(1)

                                                            year ended december 31,
(in thousands, except per-share amounts)                   1998             1997             1996
                                                 --------------------------------------------------
Revenues                                            $ 1,159,748      $   925,030      $   711,857
                                                 --------------------------------------------------
Costs and expenses:
  Cost of sales and direct operating                    475,422          377,379          296,861
  Sales, marketing and administration                   248,026          203,394          153,534
  Product development                                   113,811           91,518           70,231
  Depreciation of property and equipment                 55,665           50,061           38,147
  Amortization of intangible assets                      52,131           46,365           33,717
  Purchased in-process research and development
    and merger costs                                     11,847           13,669           51,083
                                                 --------------------------------------------------
                                                        956,902          782,386          643,573
                                                 --------------------------------------------------
Income from operations                                  202,846          142,644           68,284
  Interest income                                         7,123            3,690            5,225
  Interest expense                                       (1,741)          (2,584)          (1,224)
                                                 --------------------------------------------------
Income before income taxes                              208,228          143,750           72,285
  Income taxes                                           89,295           59,775           31,979
                                                 --------------------------------------------------
Net income                                          $   118,933      $    83,975      $    40,306
                                                 ==================================================
Basic net income per common share                   $      1.14      $      0.84      $      0.43
                                                 ==================================================
Shares used to compute basic net income
  per common share                                      104,167           99,555           94,549
                                                 ==================================================
Diluted net income per common share                 $      1.10      $      0.81      $      0.41
                                                 ==================================================
Shares used to compute diluted net income
  per common share                                      108,073          103,596           99,433
                                                 ==================================================

(1) All periods before 1998 are restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.




The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets(1)


                                                           december 31,
(in thousands, except per-share amounts)                1998               1997
                                             -----------------------------------
Assets
Current:
  Cash and equivalents                          $    240,469         $   81,185
  Short-term investments, at cost, which
    approximates market                               17,566             24,970
  Trade receivables, less allowance for
    doubtful accounts of $26,657 and
    $19,702                                          238,563            183,757
  Earned but unbilled receivables                     38,348             40,951
  Prepaid expenses and other current assets           28,074             24,269
  Deferred income taxes                               21,296             21,163
                                             -----------------------------------
    Total current assets                             584,316            376,295
Property and equipment, less accumulated
  depreciation of $249,814 and $202,336              132,509            123,261
Software products, less accumulated
  amortization of $109,118 and $89,022                72,122             75,634
Goodwill, less accumulated amortization
  of $46,007 and $32,660                             155,836            160,109
Deferred income taxes and other intangible
  assets, less accumulated amortization
  of $60,814 and $45,451                             130,538            121,649
                                             -----------------------------------
                                                $  1,075,321         $  856,948
                                             ===================================
Liabilities and Stockholders' Equity
Current:
  Short-term and current portion of long-
    term debt                                   $      9,230         $   16,996
  Accounts payable                                    14,931             19,105
  Accrued compensation and benefits                   83,486             58,592
  Other accrued expenses                              45,454             30,552
  Accrued income taxes                                22,295              6,736
  Deferred revenues                                  136,218            111,666
                                             -----------------------------------
    Total current liabilities                        311,614            243,647
                                             -----------------------------------
Long-term debt                                         2,816              3,080
                                             -----------------------------------
Commitments
Stockholders' equity:
  Preferred stock, par value $.01 per
    share; 5,000 shares authorized                        --                 --
  Common stock, par value $.01 per
    share; 320,000 shares authorized;
    105,712 and 102,083 shares issued                  1,057              1,021
  Capital in excess of par value                     271,036            228,333
  Notes receivable for common stock                       --               (500)
  Restricted stock plans                              (1,591)            (1,532)
  Retained earnings                                  497,322            389,545
  Accumulated other comprehensive loss                (6,933)            (6,646)
                                             -----------------------------------
    Total stockholders' equity                       760,891            610,221
                                             -----------------------------------
                                                $  1,075,321         $  856,948
                                             ===================================

(1) 1997 is restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.



The accompanying notes are an integral part of these financial statements.

SunGard Data Systems Inc. 1998 AR



Consolidated Statements of Cash Flows(1)

                                                      year ended december 31,
(in thousands)                                    1998            1997           1996
                                            -------------------------------------------
Cash Flow From Operations
  Net income                                  $ 118,933      $  83,975      $  40,306
  Reconciliation of net income to
    cash flow from operations:
    Depreciation and amortization               107,796         96,426         71,864
    Purchased in-process research
      and development and other costs                --         10,161         51,083
    Other noncash charges                        19,077          8,527          2,646
    Deferred income tax benefit                 (13,657)       (15,794)       (22,239)
    Accounts receivable and other
      current assets                            (61,373)       (39,896)       (21,926)
    Accounts payable and accrued
      expenses                                   40,235         13,575          5,817
    Deferred revenues                            16,220           (172)        12,989
                                            -------------------------------------------
      Cash flow from operations                 227,231        156,802        140,540
                                            -------------------------------------------
Financing Activities
  Cash received under employee
    stock plans                                  25,968         10,707         12,505
  Cash paid for treasury stock                       --             --         (4,221)
  Proceeds from issuance of common stock             --          2,241         28,899
  Borrowings under line of credit                    --        168,122         18,000
  Repayments of debt                            (10,882)      (194,650)        (9,637)
                                            -------------------------------------------
    Total financing activities                   15,086        (13,580)        45,546
                                            -------------------------------------------

Investment Activities
  Cash paid for acquired businesses,
    net of cash acquired                        (20,318)       (55,299)      (165,682)
  Cash paid for property and equipment          (63,574)       (56,507)       (43,082)
  Cash paid for software and other assets        (6,548)        (8,283)       (12,972)
  Purchase of short-term investments            (12,721)       (66,156)        (2,660)
  Sales and maturities of short-term
    investments                                  20,128         41,184         38,726
                                            -------------------------------------------
    Total investment activities                 (83,033)      (145,061)      (185,670)
Increase (decrease) in cash and
    equivalents                                 159,284         (1,839)           416
Beginning cash and equivalents                   81,185         83,024         82,608
                                            -------------------------------------------
Ending cash and equivalents                   $ 240,469      $  81,185      $  83,024
                                            ===========================================
Supplemental Information
  Interest paid                               $   1,789      $   2,695      $   1,282
                                            ===========================================
  Income taxes paid                           $  77,548      $  70,495      $  52,965
                                            ===========================================
  Acquired businesses:
    Property and equipment                    $   1,256      $   5,681      $  11,690
    Software products                             5,648         17,765         42,110
    Purchased in-process research
      and development                                --         10,161         44,451
    Goodwill and other intangible
      assets                                     21,935         33,735         98,320
    Deferred income taxes                           184          1,738          9,447
    Purchase price obligations and
      debt assumed                               (3,021)        (6,406)       (20,217)
    Net current liabilities assumed             (12,691)          (954)       (20,119)
    Common stock issued and net
      equity acquired in poolings
      of interests                                7,007         (6,421)            --
                                            -------------------------------------------
      Cash paid for acquired businesses,
        net of cash acquired of $1,578,
        $4,606 and $132 in 1998, 1997 and
        1996, respectively                    $  20,318      $  55,299      $ 165,682
                                            ===========================================

(1) All periods before 1998 are restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.




The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity(1)

                                            preferred stock             common stock        capital in      notes        restricted
                                         number of       par        number of       par      excess of   receivable for     stock
                                          shares        value        shares        value     par value   common stock       plans
                                        --------------------------------------------------------------------------------------------
(in thousands)
Balances, December 31, 1995,
  as previously reported                    --     $      --        42,111    $     421    $ 171,558     $  (2,817)    $    (220)
  Adjustments in connection
    with pooling of interests            3,083         1,053         4,245           43        1,527        (1,025)           --
                                        --------------------------------------------------------------------------------------------
Balances, December 31, 1995,
  as restated                            3,083         1,053        46,356          464      173,085        (3,842)         (220)
  Net income                                --            --            --           --           --            --            --
  Shares issued pursuant to
    common stock offering,
    net of issuance costs
    of $3,370                           (3,083)       (1,053)        1,731           17       29,766            --            --
  Purchase of common stock                  --            --            --           --           --            --            --
  Note repayments                           --            --            --           --           --         2,517            --
  Shares issued under stock
    plans                                   --            --           386            4        4,059           (60)       (2,312)
  Compensation expense related
    to restricted stock plans               --            --            --           --           --            --           489
  Income tax benefit arising
    from employee stock options             --            --            --           --        1,172            --            --
  Other comprehensive income                --            --            --           --           --            --            --
                                        --------------------------------------------------------------------------------------------
Balances, December 31, 1996                 --            --        48,473          485      208,082        (1,385)       (2,043)
  Poolings of interests                     --            --         2,796           28        2,574            --            --
  Net income                                --            --            --           --           --            --            --
  Two-for-one common stock split            --            --        49,528          495         (495)           --            --
  Note repayments                           --            --            --           --           --           885            --
  Shares issued under stock plans           --            --         1,286           13       10,889            --            --
  Compensation expense related
    to restricted stock plans               --            --            --           --           --            --           511
  Options earned under long-term
    incentive plan                          --            --            --           --        4,230            --            --
  Income tax benefit arising from
    employee stock options                  --            --            --           --        3,053            --            --
  Other comprehensive loss                  --            --            --           --           --            --            --
                                        --------------------------------------------------------------------------------------------
Balances, December 31, 1997                 --            --       102,083        1,021      228,333          (500)       (1,532)
  Poolings of interests                     --            --         1,343           13        4,357            --            --
  Net income                                --            --            --           --           --            --            --
  Note repayments                           --            --            --           --           --           500            --
  Shares issued under stock plans           --            --         2,286           23       26,136            --          (688)
  Compensation expense related to
    restricted stock plans                  --            --            --           --           --            --           629
  Income tax benefit arising from
    employee stock options                  --            --            --           --       12,210            --            --
  Other comprehensive loss                  --            --            --           --           --            --            --
                                        --------------------------------------------------------------------------------------------
Balances, December 31, 1998                 --     $      --       105,712    $   1,057    $ 271,036     $      --     $  (1,591)
                                        ============================================================================================

(1) All periods before 1998 are restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.



The accompanying notes are an integral part of these financial statements.

                         SunGard Data Systems Inc. 1998 AR

                                                       accumulated
                                                             other           treasury stock
                                           retained  comprehensive     number of
                                           earnings           loss        shares         cost        total
                                           -------------------------------------------------------------------
(in thousands)
Balances, December 31, 1995,
  as previously reported                   $260,172       $(1,279)         (189)      $(5,543)     $422,292
  Adjustments in connection
    with pooling of interests                 4,168            --            --            --         5,766
                                           -------------------------------------------------------------------
Balances, December 31, 1995,
  as restated                               264,340        (1,279)         (189)       (5,543)      428,058
  Net income                                 40,306            --            --            --        40,306
  Shares issued pursuant to
    common stock offering,
    net of issuance costs
    of $3,370                                    --            --            --            --        28,730
  Purchase of common stock                       --            --          (131)       (4,221)       (4,221)
  Note repayments                                --            --            --            --         2,517
  Shares issued under stock
    plans                                    (2,960)           --           277         8,289         7,020
  Compensation expense related
    to restricted stock plans                    --            --            --            --           489
  Income tax benefit arising
    from employee stock options                  --            --            --            --         1,172
  Other comprehensive income                     --           992            --            --           992
                                           -------------------------------------------------------------------
Balances, December 31, 1996                 301,686          (287)          (43)       (1,475)      505,063
  Poolings of interests                       3,884           (65)           --            --         6,421
  Net income                                 83,975            --            --            --        83,975
  Two-for-one common stock split                 --            --           (11)           --            --
  Note repayments                                --            --            --            --           885
  Shares issued under stock plans                --            --            54         1,475        12,377
  Compensation expense related
    to restricted stock plans                    --            --            --            --           511
  Options earned under long-term
    incentive plan                               --            --            --            --         4,230
  Income tax benefit arising from
    employee stock options                       --            --            --            --         3,053
  Other comprehensive loss                       --        (6,294)           --            --        (6,294)
                                           -------------------------------------------------------------------
Balances, December 31, 1997                 389,545        (6,646)           --            --       610,221
  Poolings of interests                     (11,156)         (221)           --            --        (7,007)
  Net income                                118,933            --            --            --       118,933
  Note repayments                                --            --            --            --           500
  Shares issued under stock plans                --            --            --            --        25,471
  Compensation expense related to
    restricted stock plans                       --            --            --            --           629
  Income tax benefit arising from
    employee stock options                       --            --            --            --        12,210
  Other comprehensive loss                       --           (66)           --            --           (66)
                                           -------------------------------------------------------------------
Balances, December 31, 1998                $497,322       $(6,933)           --       $    --      $760,891
                                           ===================================================================


(1) All periods before 1998 are restated for the January 2, 1998 pooling of interests with Infinity Financial Technology, Inc.



The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

     Principles of Consolidation

SunGard Data Systems Inc., through its wholly owned subsidiaries, provides computer services, principally proprietary processing services and software to the financial services industry, and computer disaster recovery services. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

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

     Revenue Recognition

Revenues from remote processing, disaster recovery and software maintenance services are recognized over the terms of the related contracts or as the related service is provided. License-fee revenues from proprietary products are generally recognized upon the signing of a contract and delivery of the product, except in those instances where the Company provides training, installation and other postdelivery services. In those instances, a portion of the contract price is deferred and recognized as the related services are provided.

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

     Foreign Currency Translation

The functional currency of each of the Company's foreign operations is the local currency of the country in which the operation is headquartered. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates during the period. Increases and decreases in net assets resulting from foreign currency translation are reflected in stockholders' equity as a component of accumulated other comprehensive loss.

     Software Development and Product Costs

Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements incurred prior to the establishment of technological feasibility.

     Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Amortization of all software products aggregated $20,068,000, $21,217,000 and $15,448,000 during 1998, 1997 and 1996, respectively.

     SunGard Data Systems Inc. 1998 AR



     Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to thirty years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows of the acquired businesses, as well as benefits that the acquired businesses contribute to existing and related products, services and markets. After consideration of these factors, the Company determines whether a reduction in amortizable life or charge for impairment is appropriate.

     In 1998, the Company recorded a charge of $6,467,000 for both the partial impairment of goodwill associated with a United Kingdom-based investment support systems processing business and the write-off of the remaining goodwill associated with an Australia-based investment support systems business. The Company believes that no further impairment of goodwill existed at December 31, 1998.

     In 1997, the Company recorded a charge of $1,467,000 for the impairment of the remaining goodwill associated with another Australia-based investment support systems business. In 1996, the Company recorded a charge of $5,157,000 for the impairment of the remaining goodwill associated with a United States-based investment support systems business. Also in 1997 and 1996, the Company reduced the remaining amortizable life of goodwill associated with two other acquired investment support systems businesses.

     Other Intangible Assets

Other intangible assets consist primarily of contract rights, customer bases and noncompetition agreements obtained in business acquisitions. Contract rights and customer bases are amortized using the straight-line method over their estimated useful lives, ranging from four to seventeen years. Noncompetition agreements are amortized using the straight-line method over the term of such agreements, ranging from two to seven years.

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

2. Acquisitions and Subsequent Events

     Purchase Transactions

During 1998, the Company completed six business acquisitions accounted for as purchase transactions. Five acquisitions were in the Company's investment support systems business and one was in its disaster recovery services business. Total cash paid in connection with these acquisitions was $16,890,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $6,718,000. During 1998, the Company also paid a total of $5,006,000 as the contingent portions of the purchase prices related to businesses previously acquired.

     During 1997, the Company completed five business acquisitions accounted for as purchase transactions. Three acquisitions were in the Company's investment support systems business and two were in its disaster recovery services business. Total cash paid in connection with the 1997 acquisitions was $57,586,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $13,853,000. In addition, contingent payments of up to $4,111,000 may be paid in connection with two 1997 acquisitions, depending upon the achievement of certain future financial results. During 1997, the Company also paid $727,000 as the contingent portion of the purchase price related to a business previously acquired.

     During 1996, the Company completed eight business acquisitions accounted for as purchase transactions. Five acquisitions were in the Company's investment support systems business and three were in its disaster recovery services business. Total cash paid in connection with the 1996 acquisitions was $163,684,000, subject to certain adjustments. Goodwill recorded in connection with these acquisitions was approximately $47,738,000. In addition, a contingent payment of up to $4,729,000 (7,500,000 Australian dollars) may be paid in connection with one acquisition depending upon the achievement of certain future financial results.

     During 1997 and 1996, the Company recorded charges of $10,161,000 and $44,451,000 ($0.06 and $0.28 per diluted share), respectively, for purchased in-process research and development primarily associated with the acquisitions of certain assets of Premier Solutions Ltd. (Premier) in 1997 and of NCS Financial Systems, Inc. (NCS) in 1996. These charges represent, as of the date of each acquisition, the value of software products still in development, but not considered to have reached technological feasibility or to have any alternative future use.

     In connection with the acquisitions of Premier and NCS, the Company engaged a nationally recognized, independent appraisal firm to express an opinion on the fair market value of the assets acquired to serve as the basis of allocation of the purchase price to the various classes of assets acquired.

     Also during 1996, the Company paid an additional 50,000,000 Swedish Kronor (approximately $7,452,000) as the contingent portion of the purchase price related to a business previously acquired. Goodwill was increased by the amount of that payment.

     The results of operations of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

Notes to Consolidated Financial Statements continued


     Pooling-of-Interests Transactions

On January 2, 1998, the Company issued 13,223,000 shares of common stock in connection with a merger with Infinity Financial Technology, Inc. (Infinity). Infinity provides enterprise software solutions for financial trading and risk management. The merger has been accounted for as a pooling of interests. Therefore, in accordance with generally accepted accounting principles, all historical financial information of the Company has been restated to include the historical financial information of Infinity. A reconciliation of revenues, net income and net income per common share for each of the years ended December 31, 1997 and 1996 from the amounts originally reported to the amounts as restated follows:

                                                           1997             1996
                                                       -------------------------
Revenues (in thousands):
        As originally reported                         $862,151         $670,309
        Infinity                                         62,879           41,548
                                                       -------------------------
        Combined                                       $925,030         $711,857
                                                       -------------------------
Net income (in thousands):
        As originally reported                         $ 77,546         $ 34,901
        Infinity                                          6,429            5,405
                                                       -------------------------
        Combined                                       $ 83,975         $ 40,306
                                                       -------------------------
Basic net income per common share:
        As originally reported                         $   0.89         $   0.41
                                                       -------------------------
        Combined                                       $   0.84         $   0.43
                                                       -------------------------
Diluted net income per common share:
        As originally reported                         $   0.87         $   0.41
                                                       -------------------------
        Combined                                       $   0.81         $   0.41
                                                       -------------------------

     During 1998, the Company recorded $2,700,000 ($0.01 per diluted share) for restructuring costs associated with the merger with Infinity. Approximately $1,500,000 of these costs are severance payments associated with twenty-seven employees in duplicate software development and administrative functions, and approximately $1,200,000 of these costs are associated with the closing of duplicate office facilities. Twenty-four employees were terminated through December 31, 1998, and the remaining three employees were terminated in early 1999.

     During 1998, the Company issued a total of 1,343,000 shares of common stock in connection with two other business combinations accounted for as poolings of interests. Both of these business combinations were in the Company's investment support systems business.

     During 1997, the Company issued a total of 3,682,000 shares of common stock (adjusted for the September 1997 two-for-one stock split) in connection with six business combinations accounted for as poolings of interests. Five of the business combinations were in the Company's investment support systems business and one was in the Company's healthcare information systems business.

     During 1998 and 1997, the Company recorded merger costs of $7,831,000 and $3,508,000 ($0.07 and $0.03 per diluted share), respectively, in connection with these transactions. These costs consist primarily of investment banking, legal and accounting fees that generally are not deductible for income tax purposes.

     During 1998, the Company also recorded costs of $1,316,000 (less than $0.01 per diluted share) associated with the Company's expired offer to acquire Rolfe & Nolan Plc.

     Except with respect to Infinity, the consolidated results of operations for the years ended December 31, 1998 and 1997 include the operations of each of these combined businesses from the beginning of the quarter in which the business combination was completed, and the consolidated financial statements for prior periods have not been restated since the impact of such restatement would not be material.

     Subsequent Events

On March 1, 1999, the Company completed the acquisition of Automated Securities Clearance, Ltd. (ASC) by exchanging shares of common stock of the Company for all of the shares of common stock of ASC. ASC is a provider of an automated order-routing and trade-execution system used by broker/ dealers, an electronic communications network that provides direct access to the Nasdaq marketplace, and wireless technology for straight-through processing of trades on the New York Stock Exchange. Under terms of a pre-existing employment agreement with ASC relating to a change of control, a member of ASC's executive management team received approximately 25% of the SunGard common stock issued in the acquisition. The fair value of those shares on the date of the acquisition (approximately $70,000,000) will be recorded as a one-time noncash compensation expense during the first quarter of 1999. ASC was an "S" corporation prior to the acquisition; therefore, all income passed through directly to and all income taxes were paid directly by the previous shareholder of ASC.

     On February 18, 1999, the Company completed the acquisition of Sterling Wentworth Corporation (SWC) by exchanging shares of common stock of the Company for all of the shares of common stock of SWC. SWC provides enterprise sales productivity solutions for the financial services industry.

     On January 15, 1999, the Company signed a definitive agreement to acquire FDP Corporation (FDP) by exchanging shares of common stock of the Company for all of the shares of common stock of FDP. FDP is a publicly held company that provides a variety of sales, marketing and administrative software systems for life insurance companies and employee benefit administrators. The acquisition is expected to be completed during the second quarter of 1999.

     The three acquisitions described above each will be accounted for as a pooling of interests, which requires all historical financial information to be restated. Furthermore, because ASC was an "S" corporation prior to acquisition, pro forma income taxes will be computed on ASC's historical earnings as if ASC had been a "C" corporation and will be reflected in the Company's restated income statement.

     A total of approximately 10,300,000 shares of the Company's common stock were or will be issued in connection with these acquisitions, and all issued and outstanding options to buy common stock will be converted into options to buy approximately 1,800,000 shares of SunGard

          SunGard Data Systems Inc. 1998 AR


common stock. Estimated merger costs in connection with these acquisitions, excluding the compensation expense described above, are approximately $10,000,000.

     The following estimated pro forma combined results of operations (in thousands, except for per-share amounts) is provided for illustrative purposes only and assumes that the mergers described above had occurred as of the beginning of each of the periods presented. All merger costs, including the one-time noncash compensation expense described above, are excluded from the estimated pro forma information. The following estimated pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the companies had been combined during those periods or the results that may be obtained in the future.

                                            1998            1997            1996
                                   ---------------------------------------------
Revenues:
  As reported                      $   1,159,748     $   925,030     $   711,857
  Combined (pro forma)                 1,253,265         996,277         765,979

Net income:
  As reported                            118,933          83,975          40,306
  Combined (pro forma)                   128,337          91,651          47,803

Basic earnings per share:
  As reported                               1.14            0.84            0.43
  Combined (pro forma)                      1.12            0.84            0.46

Diluted earnings per share:
  As reported                               1.10            0.81            0.41
  Combined (pro forma)                      1.07            0.80            0.43

3. Net Income Per Common Share

The computation of the number of shares used in computing basic and diluted net income per common share for each of the years ended December 31 follows
(in thousands):

                                              1998           1997           1996
                                          --------------------------------------
Weighted-average
  common shares
  outstanding                              104,145         99,534         94,549
Contingent shares                               22             21             --
                                          --------------------------------------
Total shares used
  for calculation of
  basic net income
  per common share                         104,167         99,555         94,549
Employee stock options                       3,736          3,981          3,292
Convertible preferred
  stock                                         --             --          1,573
Contingent stock
  options                                      170             60             19
                                          --------------------------------------
Total shares used for
  calculation of diluted
  net income per common share              108,073        103,596         99,433
                                          ======================================

     Common Stock Split

On August 14, 1997, the Company's Board of Directors authorized a two-for-one stock split of the Company's common stock. The stock split was effective for stockholders of record on September 2, 1997 and shares were issued on September 22, 1997. The number of shares used for purposes of calculating net income per common share and all per-share data has been adjusted for all periods presented to reflect the stock split.


4. Comprehensive Income

Comprehensive income consists of net income, adjusted for other increases and decreases affecting stockholders' equity that, under generally accepted accounting principles, are excluded from the determination of net income.

     The calculation of comprehensive income for each of the years ended December 31 follows (in thousands):

                                             1998           1997           1996
                                        ----------------------------------------
Net income                              $ 118,933      $  83,975      $  40,306
Foreign currency translation gains
  (losses)                                    (66)        (6,294)           992
Estimated income tax benefit
  (expense)                                    27          2,555           (399)
                                        ----------------------------------------
Comprehensive income                    $ 118,894      $  80,236      $  40,899
                                        ========================================

5. Property and Equipment
Property and equipment consist of the following at December 31 (in thousands):

                                                       1998                1997
                                                  ------------------------------
Computer and
  telecommunications
  equipment                                       $ 261,960           $ 212,681
Leasehold improvements                               56,343              42,951
Office furniture
  and equipment                                      45,686              39,911
Buildings and
  improvements                                       14,331              19,335
Land                                                  1,740               2,547
Construction in progress                              2,263               8,172
                                                  ------------------------------
                                                    382,323             325,597
Accumulated depreciation
  and amortization                                 (249,814)           (202,336)
                                                  ------------------------------
                                                  $ 132,509           $ 123,261
                                                  ==============================

Notes to Consolidated Financial Statements continued


6. Long-Term Debt
Long-term debt consists of the following at December 31 (in thousands):

                                                       1998                1997
                                                    ---------------------------
Bank debt
  (8.0% interest rate)                              $ 6,075             $10,204
Purchase price obligations
  due former owners
  of acquired businesses                              3,475               6,523
Other, primarily capital
  lease obligations for
  computer equipment
  and buildings                                       2,496               3,349
                                                    ---------------------------
                                                     12,046              20,076
Less current maturities                              (9,230)            (16,996)
                                                    ---------------------------
                                                    $ 2,816             $ 3,080
                                                    ===========================

     The Company has an unsecured revolving credit agreement (Credit Agreement) that provides for up to $150,000,000 of borrowings for the period ending August 2003, which may be extended for one year, on an annual basis, with the lender's approval. The Company may borrow at LIBOR plus a margin, depending upon certain financial ratios at the time of the borrowing, or a base rate, generally the Prime rate, at the Company's option. In order to remain eligible to borrow under the Credit Agreement, the Company must, among other requirements, maintain a defined minimum net worth and fixed-charge coverage ratio and limit its total debt. There were no borrowings under the Credit Agreement during 1998.

     Annual maturities of long-term debt during the next five years are as follows: 1999--$9,230,000; 2000--$629,000; 2001--$774,000; 2002--$103,000; and
2003--$113,000.

7. Stock Option and Award Plans

   Employee Stock Purchase Plans

Under the Company's Employee Stock Purchase Plans, a maximum of 4,400,000 shares of common stock may be issued to substantially all employees. Eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions, at a purchase price equal to 85% of the closing price of the Company's common stock on the last business day of each calendar quarter. Beginning January 1, 1999, the purchase price will be 85% of the lower of the closing price of the Company's common stock on the first business day or the last business day of each calendar quarter. During 1998, 1997 and 1996, employees purchased 368,000, 422,000 and 304,000 shares, respectively, at average purchase prices of $30.95, $20.02 and $16.75 per share, respectively. At December 31, 1998, 1,401,000 shares of common stock were reserved for issuance under these plans.

   Equity Incentive Plans

The Infinity stock options outstanding and exercisable at the date of merger were converted to SunGard stock options using the exchange ratio of 0.68 SunGard common stock to one share of Infinity common stock. The stock option activity for all periods prior to the date of merger, as presented in the table on page 47, has been restated to include the Infinity stock option activity using the same exchange ratio.

     Under the Company's 1994, 1996 and 1998 Equity Incentive Plans, awards or options to purchase up to 8,500,000 shares of common stock may be granted to key employees of the Company, with an individual limit of up to 400,000 shares per participant per year. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of award or grant. Generally, options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

     During 1998, performance accelerated stock options (PASOs) were awarded for an aggregate of 814,000 shares. PASOs are nonqualified options that are granted annually near the beginning of a three-year performance period at an exercise price equal to the fair value of the Company's common stock on the date of grant, with a term of ten years beginning on the date of grant. Shares vest under PASOs nine and one-half years after the date of grant except that vesting may be accelerated in full at the end of the third year if certain financial performance goals are met over the three-year period. If the goals are surpassed, then cash bonuses will become payable upon exercise of the PASOs.

     During 1997 and 1996, long-term incentive awards (LTIP awards) were granted for future options of up to an aggregate of 415,000 and 588,000 shares, respectively. The actual number of shares and the exercise price per share are contingent upon achieving certain cumulative financial results over a three-year period, beginning on January 1 of the year of each LTIP award. If and when the option shares are earned, the exercise price per share will be $19.88 and $14.27, respectively, but could be reduced to a minimum of $0.99 and $8.24, respectively, if actual operating results during the three-year period exceed targeted operating results. Compensation expense, if any, is estimated initially at the time the achievement of the cumulative financial results becomes probable and is recorded over the remaining three-year period of each LTIP award, based upon the difference between the market value and exercise price of the shares earned. During the years ended December 31, 1998, 1997 and 1996, compensation expense of $13,720,000, $5,805,000 and $1,875,000, respectively, was recorded in connection with 1997 and 1996 LTIP awards. During 1998, 112,000 option shares were issued under the 1995 LTIP awards, at exercise prices ranging from $6.04 to $8.76 per share.

     Under the Company's 1986 Stock Option Plan, options to purchase up to 3,955,000 shares of the Company's common stock were issued to officers and key employees. These options were either incentive stock options or nonqualified stock options, and the option price was equal to the fair value of the Company's common stock on the date of grant. Generally, options were granted for a ten-year term and became fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

     The table on page 47 summarizes transactions under these equity incentive and stock option plans. All share and per-share amounts have been restated to reflect the September 1997 two-for-one stock split (see Note 3).

     At December 31, 1998, 11,426,000 shares of common stock were reserved for issuance under the Company's equity incentive and stock option plans. The number of shares available under the 1998 Equity Incentive Plan will

     SunGard Data Systems Inc. 1998 AR


increase each year by the number of option shares exercised during the previous year under all of the Company's equity plans, subject to a maximum increase of 2% of outstanding shares as of the end of the previous year.

     Restricted Stock Plans

The Company's Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of up to 400,000 shares of the Company's common stock. Each outside director automatically receives an initial award of 20,000 shares of the Company's common stock upon election to the Company's Board of Directors and, upon re-election as an outside director every fifth year thereafter, automatically receives another 20,000 shares. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 20,000 and 100,000 shares were granted during 1998 and 1996, respectively, at a fair value of $34.44 and $16.87 per share, respectively. There were no awards during 1997. At December 31, 1998, 122,000 shares of common stock were reserved for issuance under this plan.

     The Company's Restricted Stock Incentive Plan (RSIP) provides for awards of up to 1,600,000 shares of the Company's common stock to key management employees. Shares awarded under the RSIP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. There have been no awards granted since 1991. At December 31, 1998, 214,000 shares of common stock were reserved for issuance under this plan.

     Unearned compensation expense related to the restricted stock plans is reported as a reduction of stockholders' equity in the accompanying consolidated financial statements. For accounting purposes, compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions and is based on the market value on the award date less the par value of the shares awarded. Compensation expense related to these plans aggregated $473,000, $355,000 and $372,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

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

     Had compensation cost for the Company's stock option and award plans been determined based upon the fair value at the date of grant or award, as prescribed under SFAS 123, the Company's net income and diluted net income per share would have been reduced by approximately $2,376,000, $3,614,000 and $5,297,000 ($0.02, $0.03 and $0.05 per diluted share) in 1998, 1997 and 1996, respectively. The fair value of the options granted during 1998, 1997 and 1996 is estimated to be $16.34, $10.84 and $8.36 per share, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions: volatility of 38%, 36% and 37% in 1998, 1997 and 1996, respectively; expected term of six years; risk-free interest rate of 5.00%, 5.75% and 6.50% in 1998, 1997 and 1996, respectively; and no dividend yield. The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of the impact on future years, since SFAS 123 does not apply to grants and awards made prior to 1995 and the Company's options and awards generally vest over five years. The Company also anticipates that additional options and awards will be made in future years.

                                                                                 shares (in thousands)
                                                                       ------------------------------------------
                                                                                                           under          weighted
                                                                       available    under option      LTIP award     average price
                                                                       ------------------------------------------   ----------------

Balances at December 31, 1995, as previously reported                      1,398           3,450             344            $ 7.79
  Adjustments in connection with pooling of interests                        756           2,000              --              0.72
                                                                       ------------------------------------------
Balances at December 31, 1995, as restated                                 2,154           5,450             344              5.20
  Authorized                                                               4,214              --              --                --
  LTIP award                                                                (588)             --             588                --
  Canceled                                                                   534            (578)             --              8.81
  Granted                                                                 (4,190)          4,190              --             15.33
  Exercised                                                                   --            (920)             --              3.65
                                                                       ------------------------------------------
Balances at December 31, 1996                                              2,124           8,142             932             10.33
  Poolings of interests                                                       --             674              --              3.90
  LTIP award                                                                (415)             --             415                --
  LTIP maturity                                                               66             102            (168)             7.32
  Canceled                                                                   446            (481)            (50)            12.31
  Granted                                                                 (1,013)          1,013              --             22.96
  Exercised                                                                   --          (1,152)             --              3.38
                                                                       ------------------------------------------
Balances at December 31, 1997                                              1,208           8,298           1,129             12.16
  Pooling of interests                                                        --              36              --              1.28
  Authorized                                                               3,000              --              --                --
  LTIP maturity                                                              135             112            (247)             7.10
  Canceled                                                                  (389)           (419)             --             19.71
  Granted                                                                 (2,482)          2,482              --             33.59
  Exercised                                                                   --          (1,898)             --              7.48
                                                                       ------------------------------------------
Balances at December 31, 1998                                              1,472           8,611             882             18.89
                                                                       ==========================================

Notes to Consolidated Financial Statements continued

The following table summarizes information concerning outstanding and exercisable options (in thousands) at December 31, 1998:

                                                   options outstanding                                options exercisable
                             -------------------------------------------------------------   ---------------------------------------

                                                                  weighted average
range of exercise                                            remaining                             number of     weighted average
prices                          number of options         life (years)    exercise price             options       exercise price
--------------------------   -------------------------------------------------------------   ---------------------------------------

$0.12 to $5.00                              1,235                  3.7            $ 2.03               1,188               $ 2.74
$5.01 to $10.00                               798                  6.5              6.54                 654                 7.21
$10.01 to $20.00                            2,976                  7.0             15.95               2,857                15.42
$20.01 to $30.00                            1,185                  8.1             23.70               1,114                22.37
over $30.00                                 2,417                  9.4             33.57                  --                   --

8. Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will match employee contributions up to 4% of employee compensation, subject to certain limitations. Company contributions charged to income under these plans aggregated $10,998,000, $8,445,000 and $6,125,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

9. Income Taxes

The provisions for income taxes for each of the years ended December 31 consist of the following (in thousands):

                                   1998               1997               1996
                              ------------------------------------------------
Current
  Federal                     $  76,250          $  55,080          $  40,171
  State                          18,583             12,839              9,461
  Foreign                         8,119              7,650              4,586
                              ------------------------------------------------
                                102,952             75,569             54,218
                              ------------------------------------------------
Deferred
  Federal                       (11,608)           (13,489)           (19,921)
  State                          (2,049)            (1,860)            (2,716)
  Foreign                            --               (445)               398
                              ------------------------------------------------
                                (13,657)           (15,794)           (22,239)
                              ------------------------------------------------
                              $  89,295          $  59,775          $  31,979
                              ================================================

     Differences between income tax expense at the United States federal statutory income tax rate and the Company's effective income tax rate for each of the years ended December 31 are as follows (in thousands):

                                         1998            1997            1996
                                     -----------------------------------------
Tax at federal
  statutory rate                     $ 72,880        $ 50,312        $ 25,300
State income
  taxes, net of
  federal benefit                      10,100           6,558           4,419
Merger and
  other costs                           2,267           1,234           2,656
Intangible
  amortization                          3,941           1,819           1,365
Tax-exempt interest
  income                                 (491)           (235)           (234)
Foreign taxes                            (244)           (664)           (532)
Other, net                                842             751            (995)
                                     -----------------------------------------
                                     $ 89,295        $ 59,775        $ 31,979
                                     =========================================
Effective income
  tax rate                               42.9%           41.6%           44.2%
                                     =========================================











     Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded at December 31 (in thousands):

                                                       1998              1997
                                                   ---------------------------
Current:
  Accounts receivable                              $  9,013          $  7,194
  Accrued compensation
    and benefits                                      5,428             5,081
  Other accrued expenses                              3,466             2,350
  Deferred revenues and
    acquisition-related items                         3,389             6,538
                                                   ---------------------------
                                                   $ 21,296          $ 21,163
                                                   ===========================
Long-Term:
  Accounts receivable                              $ (2,607)         $     --
  Property and equipment                              9,444             6,213
  Intangible assets                                   8,266              (502)
  Long-term incentive plan                            8,428             2,952
  Purchased in-process
    research and development
    and other acquisition-
    related items                                    17,075            18,237
                                                   ---------------------------
                                                   $ 40,606          $ 26,900
                                                   ===========================

     SunGard Data Systems Inc. 1998 AR


10. Operating Segments and Geographic Information

For accounting purposes, the Company has three operating segments: investment support systems (ISS), disaster recovery services (DRS), and computer services and other (CS and other). The Company's operating segments are groups of businesses that offer similar products and services. They are managed separately because each business requires different technology and marketing strategies.

     ISS designs, markets and maintains a comprehensive family of proprietary software systems. The fundamental purpose of these systems is to automate the complex accounting calculations, analysis, recordkeeping and reporting associated with investment operations. DRS provides customers with alternate data processing options, including alternate sites, for use by customers whenever they are unable to operate or communicate with their own computer systems. CS and other is comprised of businesses that provide remote-access computer services primarily to software developers and government agencies, outsourcing services, and work-flow management and document-imaging systems that increase efficiency and flexibility in managing healthcare organizations.

The 1998, 1997 and 1996 operating results and certain asset information for each operating segment follow (in thousands):

                                                                                           total       corporate
                                                                          CS and       operating       and other        consolidated
1998                                         ISS             DRS           other        segments           items               total
------------------------------------------------------------------------------------------------------------------------------------
Revenues                              $  804,875      $  275,282      $   79,591      $1,159,748      $       --          $1,159,748
Depreciation and
  amortization                            60,970          40,779           5,663         107,412             384             107,796
Operating income                         151,191          64,854          12,506         228,551         (25,705)(1)         202,846
Total assets                             737,829         175,549          34,937         948,315         127,006 (2)       1,075,321
Cash paid for property
  and equipment                           18,962          37,935           4,605          61,502           2,072              63,574

                                                                                           total       corporate
                                                                          CS and       operating       and other        consolidated
1997                                         ISS             DRS           other        segments           items               total
------------------------------------------------------------------------------------------------------------------------------------
Revenues                              $  628,992      $  228,259      $   67,779      $  925,030      $       --          $  925,030
Depreciation and
  amortization                            56,688          34,704           4,767          96,159             267              96,426
Operating income                         110,263          49,183          10,351         169,797         (27,153)(1)         142,644
Total assets                             632,796         152,099          29,011         813,906          43,042 (2)         856,948
Cash paid for property
  and equipment                           16,728          35,213           4,406          56,347             160              56,507

                                                                                           total       corporate
                                                                          CS and       operating       and other        consolidated
1996                                         ISS             DRS           other        segments           items               total
------------------------------------------------------------------------------------------------------------------------------------
Revenues                              $  453,804      $  193,806      $   64,247      $  711,857      $       --          $  711,857
Depreciation and
  amortization                            40,182          27,684           3,750          71,616             248              71,864
Operating income                          76,615          42,554           9,491         128,660         (60,376)(1)          68,284
Total assets                             559,562         144,897          36,107         740,566          (2,279)(2)         738,287
Cash paid for property
  and equipment                           14,214          25,827           2,820          42,861             221              43,082


(1) Includes corporate administrative expenses, purchased in-process research and development and merger costs associated with poolings of interests.

(2) The Company does not allocate deferred income taxes. Also, amount is net of investments in subsidiaries, which are eliminated in consolidation.

Notes to Consolidated
Financial Statements continued

     The Company's revenues by customer location for each of the years ended December 31 follow (in thousands):

                                    1998               1997               1996
                              --------------------------------------------------
United States                 $  890,072         $  709,772         $  553,577
                              --------------------------------------------------
International:
  Europe                         193,894            138,688            107,034
  Asia/Pacific                    45,594             42,641             31,201
  Canada                          18,460             19,142             11,418
  Other                           11,728             14,787              8,627
                              --------------------------------------------------
                                 269,676            215,258            158,280
                              --------------------------------------------------
                              $1,159,748         $  925,030         $  711,857
                              ==================================================

11. Commitments

The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 1998 follow (in thousands):

                        1999          $ 69,479
                        2000            50,970
                        2001            35,574
                        2002            20,295
                        2003            11,190
                        Thereafter      34,845
                                      --------
                                      $222,353
                                      ========

     Rent expense aggregated $77,589,000, $67,411,000 and $58,180,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Report of Independent Accountants

To The Board of Directors and Stockholders
SunGard Data Systems Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP


/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 11, 1999, except as to the subsequent events information presented in
Note 2, for which the date is March 1, 1999.

                                                                              50