Form 10-K, Exhibit 13
period 1999-12-31
SUNGARD DATA SYSTEMS INC
filed 2000-03-30
CIK 789388

                                 Exhibit 13.1

           Portions of the SunGard's Annual Report to Stockholders for the fiscal year ended December 31, 1999

SunGard (NYSE:SDS) is a global leader in integrated IT solutions and eProcessing for financial services. SunGard is also the pioneer and a leading provider of high-availability infrastructure for business continuity. With annual revenues in excess of $1 billion, SunGard serves more than 10,000 clients in over 50 countries, including 47 of the world's 50 largest financial services institutions.

financial highlights
--------------------

As Originally Reported (1)


                                    [GRAPH]

                        Revenues in Millions of Dollars

         $533          $670          $862        $1,160        $1,393
         1995          1996          1997          1998          1999



                                    [GRAPH]

                  Adjusted Net Income in Millions of Dollars

          $53           $68           $87          $129          $171
         1995          1996          1997          1998          1999



                                    [GRAPH]

                          Adjusted Diluted Net Income
                           per Share in Dollars (4)


        $0.67         $0.79         $0.97         $1.19         $1.37
         1995          1996          1997          1998          1999




Restated (2)


                                    [GRAPH]

                         Revenues in Millions of Dollars


         $655          $810        $1,038        $1,312        $1,445
         1995          1996          1997          1998          1999



                                    [GRAPH]

                         Adjusted Pro Forma Net Income
                         in Millions of Dollars (5)(6)

          $60           $82          $102          $140          $172
         1995          1996          1997          1998          1999



                                    [GRAPH]

                     Adjusted Pro Forma Diluted Net Income
                        per Share in Dollars (4)(5)(6)

        $0.56         $0.71         $0.85         $1.11         $1.32
         1995          1996          1997          1998          1999


selected financial information (2)
----------------------------------


(in thousands, except per-share amounts)                       1995            1996            1997            1998            1999
                                                         --------------------------------------------------------------------------
  Income Statement Data (3)(4)
Revenues                                                   $654,905        $810,067      $1,037,639      $1,312,248      $1,444,501
Income from operations                                       91,015          79,811         154,274         214,904         175,915
Pro forma net income before
 extraordinary items (5)                                     54,344          70,380          92,902         127,308         100,531
Pro forma net income (5)                                     54,344          70,380          92,902         130,382         111,201
Pro forma basic net income per share
 before extraordinary items                                    0.54            0.64            0.80            1.06            0.79
Pro forma diluted net income per share
 before extraordinary items                                    0.51            0.61            0.77            1.01            0.77
Pro forma basic net income per share                           0.54            0.64            0.80            1.08            0.88
Pro forma diluted net income per share                         0.51            0.61            0.77            1.04            0.85
Adjusted pro forma net income (6)                            59,858          82,373         102,448         139,677         171,840
Adjusted pro forma diluted net income
 per share (6)                                                 0.56            0.71            0.85            1.11            1.32
  Balance Sheet Data
Total assets                                               $691,054        $843,283        $973,405      $1,214,192      $1,564,762
Total short-term and long-term debt                          23,226          51,083          32,058          27,158          13,272
Stockholders' equity                                        469,894         576,168         688,126         840,447       1,210,767

(1) All periods are as originally reported, which excludes the effects of restatements resulting from certain pooling-of-interests transactions. Results of companies acquired in pooling-of-interests transactions are included from the beginning of the quarter in which the acquisitions were completed. All periods exclude all items in footnote 3 below.

(2) All periods are restated for certain poolings of interests. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

(3) 1995 includes after-tax merger and preferred stock redemption costs of $5,514 ($0.05 per diluted share). 1996 includes charges for purchased in-process research and development and merger costs of $51,083 ($33,468 after tax; $0.29 per diluted share) and an after-tax capital gain resulting from the sale of an investment by Oshap Technologies Ltd. (Oshap) of $21,475 ($0.19 per diluted share). 1997 includes charges for purchased in-process research and development and merger costs of $13,669 ($9,546 after tax; $0.08 per diluted share). 1998 includes merger and restructuring costs of $14,584 ($12,369 after tax; $0.10 per diluted share) and after-tax extraordinary gains resulting from Oshap's early retirement of debt of $3,074 ($0.02 per diluted share). 1999 includes merger costs of $99,184 ($71,309 pro forma after tax; $0.55 per pro forma diluted share) and extraordinary gains of $16,766 ($10,670 after tax; $0.08 per diluted share) resulting from the sale of two wholly owned healthcare information systems businesses and from Oshap's early retirement of debt. See Note 2 of Notes to Consolidated Financial Statements.

(4) All per-share amounts are adjusted for July 1995 and September 1997 two-for-one stock splits.

(5) Includes a charge for pro forma income taxes related to the acquisition of Automated Securities Clearance, Ltd. See Note 1 of Notes to Consolidated Financial Statements.

(6)  Excludes all items described in footnote 3 above.

quarterly financial information (unaudited)
-------------------------------------------

                                                              first           second         third          fourth
(in thousands, except per-share amounts)                      quarter         quarter        quarter        quarter
                                                          ----------------------------------------------------------
1999(1)(2)
  Revenues                                                   $351,647        $352,873       $351,679       $388,302
  Income (loss) before income taxes and
   extraordinary items                                        (20,041)         65,642         64,389         80,466
  Pro forma net income (loss)(3)                               (8,777)         37,246         34,742         47,990
  Pro forma diluted net income (loss)
   per common share(4)                                          (0.07)           0.29           0.27           0.37
                                                        ------------------------------------------------------------
1998(5)(6)
  Revenues                                                   $298,433        $317,540       $329,892       $366,383
  Income before income taxes and
   extraordinary items                                         42,988          54,300         57,892         67,068
  Pro forma net income(3)                                      23,720          31,653         35,699         39,310
  Pro forma diluted net income
   per common share(4)                                           0.19            0.25           0.28           0.31

(1) Includes after-tax merger costs and extraordinary items of $48,114, $3,787 and $8,738 during the first, second and third quarters, respectively ($0.39, $0.03 and $0.07 per diluted share, respectively). See Note 2 of Notes to Consolidated Financial Statements.

(2) First quarter of 1999 is restated for 1999 poolings of interests with FDP Corp. (FDP), Oshap Technologies Ltd. (Oshap) and Pentamation Enterprises, Inc. (PEI). Second quarter of 1999 is restated for 1999 poolings of interests with Oshap and PEI. See Note 2 of Notes to Consolidated Financial Statements.

(3) Includes a charge for pro forma income taxes related to the acquisition of Automated Securities Clearance, Ltd. (ASC). See Note 1 of Notes to Consolidated Financial Statements.

(4) Due to rounding during each quarter, the sum of the quarters may not be equal to the full-year total.

(5) Includes after-tax merger costs and extraordinary items of $7,048, $2,403, $203 and $(359) during the first through fourth quarters, respectively ($0.06 and $0.02 per diluted share for the first and second quarters, respectively, and, for both the third and fourth quarters, less than $0.01 per diluted share). See Note 2 of Notes to Consolidated Financial Statements.

(6) All quarters in 1998 are restated for poolings of interests with ASC, FDP, Oshap, PEI and Sterling Wentworth Corporation. See Note 2 of Notes to Consolidated Financial Statements.


stock information
-----------------
The common stock of SunGard Data Systems Inc. (the Company) is listed on the New York Stock Exchange under the symbol SDS. At March 10, 2000, the Company had approximately 5,400 stockholders of record. No dividends have ever been paid on the Company's common stock. The Company's policy is to retain earnings for use in its business.

     The accompanying table indicates high and low sales prices per share of the Company's common stock, as reported on the New York Stock Exchange.

Calendar Year 1999
First Quarter                                   $41 15/16         $32 7/8
Second Quarter                                   39 15/16          27 9/16
Third Quarter                                    36 5/8            21 3/8
Fourth Quarter                                   26 3/16           16 7/8

Calendar Year 1998
First Quarter                                   $37 3/8           $28 1/16
Second Quarter                                   40                31 7/16
Third Quarter                                    40                31 1/4
Fourth Quarter                                   39 11/16          21 11/16

  The closing price of the Company's common stock on March 10, 2000, as reported on the New York Stock Exchange, was $31 per share.

management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------

Statements about the outlook of SunGard Data Systems Inc. (the Company) and all other statements in this Annual Report other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, actual results could differ materially from expected results. Forward-looking statements include information about possible or assumed future financial results of the Company. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, such as the timing and magnitude of software sales, the timing and scope of technological advances, the integration and performance of acquired businesses, the prospect of future acquisitions, the ability to attract and retain key personnel, the effect of year 2000 issues on software and services buying decisions, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 1999, a copy of which may be obtained from the Company without charge.

     During 1999, the Company completed certain acquisitions accounted for as poolings of interests, which required restatement of prior-period results. During 1999, 1998 and 1997, the Company recorded merger costs associated with acquired companies. On March 31, 1999, the Company sold two of its three wholly owned healthcare information systems (HIS) businesses, resulting in an extraordinary gain. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

Results of Operations

The following table sets forth, for the periods indicated, certain amounts included in the Company's Consolidated Statements of Income, the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period. This information should be read along with the Consolidated Financial Statements and Notes thereto.

                                                       year ended December 31,     percent of revenues (1)           percent
                                                            (in millions)          year ended December 31,   increase (decrease)(1)
                                                                                                                  1999     1998
                                                    1999        1998        1997   1999     1998     1997      vs.1998  vs.1997
                                                --------------------------------------------------------------------------------
Revenues
 Investment support systems                     $1,052.4    $  957.4    $  741.6     73%      73%      72%          10%      29%
 Business continuity and Internet services         357.9       302.5       253.5     25       23       24           18       19
 Other businesses                                   34.2        52.3        42.5      2        4        4          (35)      23
                                                -------------------------------------------------------------
                                                $1,444.5    $1,312.2    $1,037.6    100%     100%     100%          10       26
                                                =============================================================

Costs and Expenses
 Cost of sales and direct operating             $  605.0    $  544.9    $  428.0     42%      42%      41%          11%      27%
 Sales, marketing and administration               310.8       292.6       235.3     22       22       23            6       24
 Product development                               131.5       129.3       103.7      9       10       10            2       25
 Depreciation and amortization                      76.9        71.5        64.6      5        6        6            8       11
 Amortization of acquisition-related
  intangible assets                                 45.2        44.4        38.0      3        3        4            2       17
 Merger costs, including noncash charge
  of $71.5 in 1999                                  99.2        14.6        13.7      7        1        1           --       --
                                                -------------------------------------------------------------
                                                $1,268.6    $1,097.3    $  883.3     88%      84%      85%          16       24
                                                =============================================================

Operating Income
 Investment support systems(2)                  $  189.8    $  166.0    $  121.9     18%      17%      16%          14%      36%
 Business continuity and Internet services(2)       94.4        72.1        56.5     26       24       22           31       28
 Other businesses(2)                                 5.0         5.3         3.1     15       10        7           (5)      72
 Corporate administration                          (14.1)      (13.9)      (13.5)    (1)      (1)      (1)           2        3
                                                -----------------------------------
                                                   275.1       229.5       168.0     19       17       16           20       37
 Merger costs, including noncash charge
  of $71.5 in 1999                                 (99.2)      (14.6)      (13.7)    (7)      (1)      (1)          --       --
                                                -----------------------------------
                                                $  175.9    $  214.9    $  154.3     12       16       15          (18)      39
                                                ===================================

(1) All percentages are calculated using actual amounts rounded to the nearest $1,000.

(2) Percent of revenues is calculated as a percent of investment support systems revenues, business continuity and Internet services revenues, and revenues from other businesses, respectively.

Income from Operations

The Company sells a significant portion of its products and services to the financial services industry and could be affected directly by the overall condition of that industry. The Company expects that the consolidation trend in the financial services industry will continue, but it is unable to predict what effect, if any, this trend may have on the Company.

     Certain investment support systems (ISS) companies acquired during 1999 and 1998 derive a significantly larger portion of revenues from software license sales than the Company's other ISS businesses. Since there are inherent difficulties in predicting the timing and magnitude of software sales, the potential for fluctuations in quarterly revenues and income is greater than it was before these acquisitions were completed.

Investment Support Systems (ISS)

The Company's ISS business is comprised of fourteen groups of related financial services software businesses. Historically, most of these businesses have met or exceeded expectations, while some have not, yielding overall results for the entire business at approximately the levels expected. During 1999, overall results were below expectations due primarily to a 36% decrease in software license and third-party fees in four of the Company's derivatives and risk management systems businesses. The Company's other ISS businesses performed well overall, but their results did not fully offset the decrease in software license and third-party fees within the four affected businesses. The Company believes that much of the decrease is due to a slowdown in new system purchases by both large and medium-size financial institutions resulting from the industry's focus on Y2K testing and preparation during 1999. Software license and third-party fees of the four affected businesses are $78.5 million, $122.1 million and $108.5 million in 1999, 1998 and 1997, respectively.

     The ISS operating margin is 18% in 1999, compared with 17% in 1998 and 16% in 1997. Despite the offsetting impact of lower license fees in the four derivatives and risk management businesses, the higher margin in 1999 is due to lower operating costs in these same four businesses, an increase in license fees in other ISS businesses, improved margins for Automated Securities Clearance, Ltd. (ASC) and Oshap Technologies Ltd. (Oshap), and lower compensation expense associated with the Company's long-term equity incentive plans. The higher margin in 1998 compared to 1997 is due primarily to an increase in software license and third-party fees, as well as to a reduction in costs in three ISS businesses.

     The Company expects that the full-year 2000 ISS operating margin will increase slightly from the full-year 1999 operating margin. The most important factors affecting the ISS operating margin continue to be the timing and magnitude of software license sales, the operating margins of recently acquired businesses and the level of product development spending.

Business Continuity and Internet Services (BCIS)

BCIS provides business continuity, Web-hosting, co-location, outsourcing and remote-access computer services. The BCIS operating margin is 26% in 1999, compared with 24% in 1998 and 22% in 1997. The increasing operating margins are due primarily to increases in revenues, including additional Y2K testing revenue and, in 1999, the favorable settlement of a contract dispute and lower compensation expense associated with the Company's long-term equity incentive plans. The increasing operating margin in 1999 and 1998 is net of the impact of equipment additions and upgrades, increases in commission expense resulting from new contract signings and, in 1999, severance costs.

     The Company expects that the full-year 2000 BCIS operating margin will decline slightly from the full-year 1999 operating margin as customer testing returns to pre-Y2K levels and the Company makes additional investments in its new Web-hosting and co-location offerings. The most important factors affecting the BCIS operating margin continue to be the rate of new contract signings and contract renewals and the timing and magnitude of equipment and facilities expenditures.

Revenues

Total revenues increased $132.3 million and $274.6 million in 1999 and 1998, respectively. Excluding acquired businesses and the 1999 sale of the HIS businesses, total revenues increased approximately 10% and 18% in 1999 and 1998, respectively.

     The slower revenue growth rate in 1999 is due primarily to lower derivatives and risk management software license revenues, lower professional services revenues resulting from shareholder accounting system conversions being completed in late 1998 and early 1999 and, to a lesser extent, a decline in revenues resulting from the sale of the HIS businesses.

     Recurring revenues derived from processing services, business continuity and Internet services, professional services, software maintenance, and software and hardware rentals are $1.2 billion, $1.0 billion and $0.8 billion in 1999, 1998 and 1997, respectively, representing 83%, 79% and 79% of consolidated revenues, respectively, for those years. The increase in recurring revenues is due primarily to an increase in revenues from business continuity and Internet services and to an increase in revenues from the Company's brokerage systems business. Professional services revenues are $268.6 million in 1999, compared to $239.0 million and $149.9 million in 1998 and 1997, respectively. The 1999 increase in professional services revenues is due primarily to both the addition of professional services revenues of acquired businesses and an increase in brokerage systems professional services, and is net of the impact of shareholder accounting system conversions being completed in late 1998 and early 1999 and a decline in revenues resulting from the sale of the HIS businesses. The 1998 increase in professional services revenues is primarily the result of an increased emphasis on professional services opportunities in many of the Company's businesses and shareholder accounting systems conversions that were completed in late 1998 and early 1999.

     Nonrecurring revenues, derived from software licenses and sales of third-party software and hardware, are $239.1 million in 1999, compared to $271.3 million and $219.5 million in 1998 and 1997, respectively. Lower revenues from third-party software and hardware sales are due primarily to a decline in sales of hardware related to large systems installations in 1998 in the public sector and trust and custody software businesses and a decline in revenues resulting from the sale of the HIS businesses.

     Software license revenues included in license and third-party fees are $208.2 million, $219.5 million and $185.9 million in 1999, 1998 and 1997, respectively. Lower software license revenues in 1999 are due primarily to both a decline in derivatives and risk management software license revenues and the absence of software license revenues associated with the sale of the HIS businesses, and are offset in part by the addition of revenues from acquired businesses. Higher software license revenues in 1998 compared to 1997 are due primarily to an increase in derivatives and risk management software license revenues and the addition of revenues from acquired businesses.

Investment Support Systems

ISS revenues increased $95.0 million, or 10%, and $215.8 million, or 29%, in 1999 and 1998, respectively. In 1999, recurring ISS revenues increased $118.8 million, while nonrecurring ISS revenues decreased $23.8 million. In 1998, recurring ISS revenues increased $168.1 million, while nonrecurring ISS revenues increased $47.7 million. Excluding acquired businesses, ISS revenues increased approximately 8% and 18% in 1999 and 1998, respectively. Excluding from all periods the four derivatives and risk management businesses that experienced a decrease in software license and third-party fees, ISS revenues increased approximately 19%, 32% and 31% in 1999, 1998 and 1997, respectively.

Business Continuity and Internet Services

BCIS revenues increased $55.4 million, or 18%, and $49.0 million, or 19%, in 1999 and 1998, respectively. The increases are attributable primarily to new contract signings and contract renewals, continued growth in demand for midrange platforms, network services and work-group recovery, increases in business continuity professional services and software licenses and, in 1998, an increase in revenues from government contracts in the computer outsourcing and processing business.

Other Businesses

The Company's remaining businesses (Other Businesses) consist of an HIS business, which provides work-flow management systems to healthcare insurance organizations, and an automated mailing-services business. Revenues from Other Businesses decreased $18.1 million, or 35%, in 1999 and increased $9.8 million, or 23%, in 1998. Excluding the 1999 sale of the HIS businesses, 1999 revenues decreased approximately 10%. The decrease is due to lower revenues in both the HIS and automated mailing-services businesses. The 1998 increase is attributable to higher revenues in the HIS businesses and is net of the impact of lower revenues in the automated mailing-services business.

Costs and Expenses

Cost of sales and direct operating expenses increased $60.2 million and $116.8 million in 1999 and 1998, respectively. The increases are due primarily to BCIS and ISS equipment upgrades, BCIS facilities improvements and to the costs associated with acquired businesses. The increase in 1999 is net of the impact of lower costs resulting from the sale of the HIS businesses.

     Sales, marketing and administration expenses increased $18.2 million and $57.4 million in 1999 and 1998, respectively. The 1999 increases are due primarily to the additional expenses of acquired businesses and BCIS severance costs, and are net of the impact of a $13.9 million reduction in expense associated with the Company's long-term equity incentive plans, a favorable settlement of a BCIS contract dispute and lower costs resulting from the sale of the HIS businesses. The 1998 increases are due primarily to additional expenses associated with acquired businesses, expansion of the sales force, particularly the BCIS sales force, and an $8.0 million increase in expenses associated with the Company's long-term equity incentive plans. Total compensation expense related to all of the Company's equity incentive plans was $0.3 million, $14.2 million and $6.2 million in 1999, 1998 and 1997, respectively.

     Product development expenses increased $2.1 million and $25.6 million in 1999 and 1998, respectively. The 1999 increase is due primarily to the addition of expenses associated with acquired businesses and is net of a decline in development spending associated with derivatives and risk management systems and lower costs resulting from the sale of the HIS businesses. The 1998 increase is the result of the addition of expenses of acquired businesses and increased development spending for various ISS products. Development costs capitalized are $4.8 million, $8.0 million and $5.6 million in 1999, 1998 and 1997, respectively.

     Depreciation and amortization of property and equipment increased $5.4 million and $6.8 million in 1999 and 1998, respectively. The increases are due primarily to purchases of computer and telecommunications equipment, BCIS facilities improvements, and depreciation and amortization associated with acquired businesses.

     Amortization of acquisition-related intangible assets increased $0.8 million and $6.4 million in 1999 and 1998, respectively. The increases are due to recently acquired businesses and are net of the impact of intangible assets of previously acquired businesses having been fully amortized.

     As explained in Note 2 of Notes to Consolidated Financial Statements, the Company recorded merger costs of $99.2 million ($0.55 per pro forma diluted share) in 1999 and $14.6 million ($0.10 per diluted share) in 1998 and recorded merger and other acquisition-related costs of $13.7 million ($0.08 per diluted share) in 1997. Also, the Company recorded extraordinary gains in 1999 and 1998 of $10.7 million ($0.08 per diluted share) and $3.1 million ($0.02 per diluted share), respectively. The extraordinary gains are related to the sale of the HIS businesses and Oshap's early retirement of debt (see Note 2 of Notes to Consolidated Financial Statements).

     Net interest income increased $7.2 million and $3.9 million in 1999 and 1998, respectively. The increases are due to higher cash and short-term investment balances. There were no borrowings under the Company's line of credit during 1999 or 1998.

     The Company's effective income tax rates are 59.6%, 41.5% and 39.9% in 1999, 1998 and 1997, respectively. The increase in the 1999 rate is due to certain merger costs being nondeductible, including a $71.5 million noncash charge related to the acquisition of ASC (see Note 2 of Notes to Consolidated Financial Statements). The 1998 increase is also due to an increase in nondeductible merger costs and higher costs associated with nondeductible intangible assets. Excluding these nondeductible costs, as well as the effect of extraordinary items, the Company's 1999, 1998 and 1997 effective income tax rates are 40.5%, 40.4% and 39.1%, respectively. The lower effective tax rate in 1997 is due primarily to the effect of the merger with ASC.

Liquidity and Capital Resources

The Company's financial condition and balance sheet remain strong. At December 31, 1999, cash and short-term investments are $391.2 million, an increase of $100.2 million from December 31, 1998 after spending $96.8 million on acquired businesses and receiving $25.0 million from the sale of the HIS businesses. Cash flow from operations exceeded $263.0 million in 1999 and is expected to be in excess of that amount in 2000. Short- and long-term debt declined from $27.2 million at December 31, 1998 to $13.3 million at December 31, 1999. Stockholders' equity exceeded $1.0 billion for the first time, reaching $1.2 billion at December 31, 1999.

     At December 31, 1999, the Company's remaining commitments consist primarily of operating leases for computer equipment and facilities aggregating $234.9 million, of which $71.4 million will be paid in 2000. The Company expects that its existing cash resources and cash generated from operations for the foreseeable future will be sufficient to meet its operating requirements, contingent payments in connection with business acquisitions and ordinary capital spending needs. Furthermore, the Company has a $150.0 million credit agreement and believes that it has the capacity to secure additional credit or issue equity to finance additional capital needs.

Effect of Year 2000

The Company's comprehensive program to evaluate and address the impact of the year 2000 on its software systems, processing services and business continuity and Internet operations was completed by year end, and the Company's systems and operations completed the rollover to year 2000 without significant incident. This program encompassed the Company's products that are sold to its customers, as well as third-party products that are resold to customers or are used internally by the Company. The Company continues to monitor the effect that year 2000 may have on its products.

     The Company believes that year 2000 compliance concerns caused some decline in software buying and conversion activity during the last half of 1999, especially in derivatives and risk management systems, and that this impact may continue during the first half of 2000. The Company's rate of internal revenue growth during the first half of 2000, therefore, may be lower than during the first half of 1999.

     Many third-party hardware, software and other products interact with the Company's products and services or are used by the Company as an integral part of its operations. The Company continues to monitor these third-party products for year 2000 compliance, so that noncompliant products may be modified or replaced in a timely manner. In doing so, the Company must rely upon its outside vendors to meet continued year 2000 requirements. If any of the Company's important vendors fails to continue to meet its year 2000 requirements, the Company will switch to another vendor as soon as possible; this may have a material adverse impact on the Company's business and financial results. Although the Company believes that all of its important vendors are meeting their year 2000 requirements, the Company cannot determine at this time whether or when year 2000 related problems will arise with its third-party products or whether any problems that do arise will have a material adverse impact on the Company's business or financial results.

     The Company does not maintain detailed accounting records that separately identify all of the costs associated with its year 2000 activities. In response to disclosure requirements regarding year 2000 matters, the Company has reviewed its accounting and product development records for the period beginning January 1, 1996 in an effort to estimate the costs of its year 2000 compliance program. Through December 31, 1999, the Company has spent approximately $28.2 million in direct labor and benefit costs for modification and testing, plus approximately $7.5 million in capital expenditures. The Company does not expect to incur significant incremental expenses in 2000.

consolidated statements of income
---------------------------------

                                                                                                   year ended December 31,
(in thousands, except per-share amounts)                                                   1999              1998             1997
                                                                                     ----------------------------------------------
Revenues:
 Services                                                                            $1,205,380        $1,040,938       $  818,166
 License and third-party fees                                                           239,121           271,310          219,473
                                                                                     ----------------------------------------------
                                                                                      1,444,501         1,312,248        1,037,639
                                                                                     ----------------------------------------------
Costs and expenses:
 Cost of sales and direct operating                                                     605,045           544,863          428,047
 Sales, marketing and administration                                                    310,830           292,650          235,253
 Product development                                                                    131,482           129,353          103,745
 Depreciation and amortization                                                           76,843            71,453           64,624
 Amortization of acquisition-related intangible assets                                   45,202            44,441           38,027
 Merger costs, including noncash charge of $71,459 in 1999 (see Note 2)                  99,184            14,584           13,669
                                                                                     ----------------------------------------------
                                                                                      1,268,586         1,097,344          883,365
                                                                                     ----------------------------------------------
Income from operations                                                                  175,915           214,904          154,274
 Interest income                                                                         16,862             9,742            6,620
 Interest expense                                                                        (2,321)           (2,398)          (3,213)
                                                                                     ----------------------------------------------
Income before income taxes and extraordinary items                                      190,456           222,248          157,681
 Income taxes                                                                           117,306            93,546           62,947
                                                                                     ----------------------------------------------
Income before extraordinary items                                                        73,150           128,702           94,734
 Extraordinary items, net of income taxes of $6,096 in 1999                              10,670             3,074               --
                                                                                     ----------------------------------------------
Net income                                                                               83,820           131,776           94,734
 Pro forma income tax expense (benefit) related to acquired
  Subchapter S corporation                                                              (27,381)            1,394            1,832
                                                                                     ----------------------------------------------
Pro forma net income                                                                 $  111,201        $  130,382       $   92,902
                                                                                     ==============================================
Pro forma basic net income per common share:
 Before extraordinary items                                                          $     0.79        $     1.06       $     0.80
                                                                                     ==============================================
 After extraordinary items                                                           $     0.88        $     1.08       $     0.80
                                                                                     ==============================================
Shares used to compute basic net income
 per common share                                                                       126,949           120,350          115,627
                                                                                     ==============================================
Pro forma diluted net income per common share:
 Before extraordinary items                                                          $     0.77        $     1.01       $     0.77
                                                                                     ==============================================
 After extraordinary items                                                           $     0.85        $     1.04       $     0.77
                                                                                     ==============================================
Shares used to compute diluted net income
 per common share                                                                       130,195           125,455          120,687
                                                                                     ==============================================



consolidated balance sheets
---------------------------

                                                                                                                  December 31,
(in thousands, except per-share amounts)                                                                     1999             1998
                                                                                                       ----------------------------
Assets
Current:
 Cash and equivalents                                                                                  $  286,990       $  265,011
 Short-term investments                                                                                   104,235           26,001
 Trade receivables, less allowance for doubtful accounts of $34,141 and $28,988                           278,114          269,729
 Earned but unbilled receivables                                                                           56,288           42,830
 Prepaid expenses and other current assets                                                                 35,615           36,106
 Deferred income taxes                                                                                     25,565           22,208
                                                                                                       ----------------------------
  Total current assets                                                                                    786,807          661,885
Investment in common stock                                                                                 49,902           16,251
Property and equipment, less accumulated depreciation of $318,405 and $267,220                            182,682          149,334
Software products, less accumulated amortization of $146,185 and $123,220                                 110,355           83,929
Goodwill, less accumulated amortization of $59,840 and $49,010                                            211,791          161,404
Other tangible and intangible assets, less accumulated amortization of $77,740 and $60,814                 93,393          102,063
Deferred income taxes                                                                                     129,832           39,326
                                                                                                       ----------------------------
                                                                                                       $1,564,762       $1,214,192
                                                                                                       ============================
Liabilities and Stockholders' Equity
Current:
 Short-term and current portion of long-term debt                                                      $    7,755       $   17,310
 Accounts payable                                                                                          14,924           21,256
 Accrued compensation and benefits                                                                         84,971           96,371
 Other accrued expenses                                                                                    61,820           56,358
 Accrued income taxes                                                                                      13,142           22,947
 Deferred revenues                                                                                        165,866          149,655
                                                                                                       ----------------------------
  Total current liabilities                                                                               348,478          363,897
                                                                                                       ----------------------------
Long-term debt                                                                                              5,517            9,848
                                                                                                       ----------------------------
Commitments (see Note 11)
Stockholders' equity:
 Preferred stock, par value $.01 per share; 5,000 shares authorized                                            --               --
 Common stock, par value $.01 per share; 320,000 shares authorized;
  128,505 and 122,602 shares issued                                                                         1,285            1,226
 Capital in excess of par value                                                                           591,998          316,922
 Restricted stock plans and notes receivable from common stock                                             (1,768)          (3,129)
 Retained earnings                                                                                        608,519          536,523
 Accumulated other comprehensive income (loss)                                                             10,733           (7,299)
                                                                                                       ----------------------------
                                                                                                        1,210,767          844,243
 Treasury stock, at cost, 0 and 641 shares                                                                   --             (3,796)
                                                                                                       ----------------------------
  Total stockholders' equity                                                                            1,210,767          840,447
                                                                                                       ----------------------------
                                                                                                       $1,564,762       $1,214,192
                                                                                                       ============================

The accompanying notes are an integral part of these financial statements.

consolidated statements of cash flows
-------------------------------------

                                                                                                     year ended December 31,
(in thousands)                                                                                1999            1998            1997
                                                                                         ------------------------------------------
Cash Flow From Operations
Net income                                                                               $  83,820        $131,776       $  94,734
Reconciliation of net income to cash flow from operations:
 Depreciation and amortization                                                             122,045         115,894         102,651
 Extraordinary gains, net of income taxes                                                  (10,670)         (3,074)             --
 Noncash compensation charge related to the acquisition of ASC                              71,459              --              --
 Other noncash charges including purchased in-process
  research and development in 1997                                                           4,860          22,270          18,837
 Deferred income tax benefit                                                                (4,755)        (13,817)        (15,840)
 Accounts receivable and other current assets                                              (15,451)        (73,621)        (47,544)
 Accounts payable and accrued expenses                                                       1,014          50,804          15,893
 Deferred revenues                                                                          10,876          18,779           2,225
                                                                                         ------------------------------------------
  Cash flow from operations                                                                263,198         249,011         170,956
                                                                                         ------------------------------------------
Financing Activities
 Cash received from employee stock plans and issuance of
  common stock                                                                              40,514          28,386          14,381
 Cash received from borrowings                                                               4,856           5,700         171,752
 Pre-acquisition cash distributions to shareholders of acquired
  corporations, net                                                                         (5,605)         (9,655)         (4,405)
 Cash received by consolidated subsidiary from issuing shares to
  minority owners                                                                               --           8,500              --
 Cash paid for treasury stock                                                                   --            (871)           (525)
 Cash paid to repay debt                                                                   (26,445)        (13,684)       (197,152)
                                                                                         ------------------------------------------
  Total financing activities                                                                13,320          18,376         (15,949)
                                                                                         ------------------------------------------
Investment Activities
 Cash paid for acquired businesses, net of cash acquired                                   (96,763)        (26,121)        (56,009)
 Cash paid for property and equipment                                                      (95,829)        (73,253)        (64,108)
 Cash paid for software and other assets                                                   (16,489)        (14,691)        (13,598)
 Cash paid for purchases of short-term investments                                         (93,018)        (21,661)        (79,902)
 Cash received from sale of subsidiaries                                                    25,000              --              --
 Cash received from sales and maturities of short-term investments                          22,560          42,434          54,334
                                                                                         ------------------------------------------
  Total investment activities                                                             (254,539)        (93,292)       (159,283)
                                                                                         ------------------------------------------
Increase (decrease) in cash and equivalents                                                 21,979         174,095          (4,276)
Beginning cash and equivalents                                                             265,011          90,916          95,192
                                                                                         ------------------------------------------
Ending cash and equivalents                                                              $ 286,990        $265,011       $  90,916
                                                                                         ==========================================
Supplemental Information
 Interest paid                                                                           $   2,310        $  2,808       $   3,413
                                                                                         ==========================================
 Income taxes paid                                                                       $ 114,872        $ 81,227       $  73,720
                                                                                         ==========================================
 Acquired businesses:
  Property and equipment                                                                 $   3,142        $  1,312       $   5,681
  Software products                                                                         41,676           6,409          17,765
  Purchased in-process research and development                                                 --              --          10,161
  Goodwill and other intangible assets                                                      82,867          27,737          34,445
  Deferred income taxes                                                                    100,774             233           1,738
  Purchase price obligations and debt assumed                                               (8,077)         (3,021)         (6,406)
  Net current assets acquired (liabilities assumed)                                            619         (12,362)           (954)
  Common stock issued and net equity acquired in poolings of interests                    (124,238)          5,813          (6,421)
                                                                                         ------------------------------------------
   Cash paid for acquired businesses, net of cash acquired of $3,029,
    $1,708 and $4,606 in 1999, 1998 and 1997, respectively                               $  96,763        $ 26,121       $  56,009
                                                                                         ==========================================

The accompanying notes are an integral part of these financial statements.

consolidated statement of stockholders' equity
----------------------------------------------

                                                                                         preferred stock          common stock
                                                                                       -------------------   ----------------------

                                                                                       number of      par    number of          par
(in thousands)                                                                            shares    value       shares        value
                                                                                       --------------------------------------------
Balances, December 31, 1996, as previously reported                                           --      $--       48,473       $  485
 Adjustments in connection with poolings of interests                                         --       --        8,285           82
                                                                                       --------------------------------------------
Balances, December 31, 1996, as restated                                                      --       --       56,758          567
 Poolings of interests                                                                        --       --        2,796           28
 Comprehensive income:
  Net income                                                                                  --       --           --           --
  Foreign currency translation                                                                --       --           --           --
  Unrealized gains on short-term investments                                                  --       --           --           --
 Total comprehensive income
 Two-for-one common stock split                                                               --       --       57,814          578
 Pre-acquisition contributions (distributions)                                                --       --           --           --
 Purchase of common stock                                                                     --       --           --           --
 Note repayments                                                                              --       --           --           --
 Shares issued under stock plans                                                              --       --        1,399           14
 Compensation expense related to restricted stock plans                                       --       --           --           --
 Options earned under long-term incentive plan                                                --       --           --           --
 Income tax benefit arising from employee stock options                                       --       --           --           --
                                                                                       --------------------------------------------
Balances, December 31, 1997                                                                   --       --      118,767        1,187
 Poolings of interests                                                                        --       --        1,343           13
 Comprehensive income:
  Net income                                                                                  --       --           --           --
  Foreign currency translation                                                                --       --           --           --
  Unrealized losses on short-term investments                                                 --       --           --           --
 Total comprehensive income
 Stock issued for acquired company                                                            --       --           15            1
 Pre-acquisition contributions (distributions)                                                --       --           --           --
 Purchase of common stock                                                                     --       --           --           --
 Note repayments, net of issuances                                                            --       --           --           --
 Shares issued under stock plans                                                              --       --        2,477           25
 Compensation expense related to stock plans                                                  --       --           --           --
 Income tax benefit arising from employee stock options                                       --       --           --           --
                                                                                       --------------------------------------------
Balances, December 31, 1998                                                                   --       --      122,602        1,226
 Poolings of interests                                                                        --       --        1,837           18
 Comprehensive income:
  Net income                                                                                  --       --           --           --
  Foreign currency translation                                                                --       --           --           --
  Unrealized gains on short-term investments (net of income taxes of $12,060)                 --       --           --           --
 Total comprehensive income
 Deferred income tax benefit resulting from acquisition of ASC                                --       --           --           --
 Noncash compensation expense resulting from acquisition of ASC                               --       --           --           --
 Noncash broker fee in connection with acquisition of ASC                                     --       --           --           --
 Purchase of minority interests in MINT and Decalog                                           --       --          407            4
 Pre-acquisition distributions                                                                --       --           --           --
 Note repayments                                                                              --       --           --           --
 Shares issued under stock plans                                                              --       --        3,659           37
 Compensation expense related to stock plans                                                  --       --           --           --
 Options earned under long-term incentive plan                                                --       --           --           --
 Income tax benefit arising from employee stock options                                       --       --           --           --
                                                                                       --------------------------------------------
Balances, December 31, 1999                                                                   --      $--      128,505       $1,285
                                                                                       ============================================

The accompanying notes are an integral part of these financial statements.

                                                          accumulated other
                                                      comprehensive income (loss)                 treasury stock
                 restricted stock                --------------------------------------  ------------------------------
    capital in    plans and notes                       foreign      unrealized gains
     excess of    receivable from      retained        currency         on marketable      number of
     par value       common stock      earnings     translation            securities         shares           cost          total
-----------------------------------------------------------------------------------------------------------------------------------
      $208,082            $(3,428)     $301,686        $   (287)              $    --            (43)       $(1,475)    $  505,063
        28,827             (1,448)       45,786             189                    69           (271)        (2,400)        71,105
-----------------------------------------------------------------------------------------------------------------------------------
       236,909             (4,876)      347,472             (98)                   69           (314)        (3,875)       576,168
         2,574                 --         3,884             (65)                   --             --             --          6,421

            --                 --        94,734              --                    --             --             --
            --                 --            --          (6,749)                   --             --             --
            --                 --            --              --                    24             --             --
                                                                                                                            88,009
          (578)                --            --              --                    --           (282)            --             --
         1,631                 --        (6,111)             --                    --             --             --         (4,480)
            --                 --            --              --                    --            (30)          (525)          (525)
            --              1,074            --              --                    --             --             --          1,074
        11,682                 --            --              --                    --             54          1,475         13,171
            --                511            --              --                    --             --             --            511
         4,230                 --            --              --                    --             --             --          4,230
         3,547                 --            --              --                    --             --             --          3,547
-----------------------------------------------------------------------------------------------------------------------------------
       259,995             (3,291)      439,979          (6,912)                   93           (572)        (2,925)       688,126
         4,357                 --       (11,644)           (221)                   --             --             --         (7,495)

            --                 --       131,776              --                    --             --             --
            --                 --            --            (168)                   --             --             --
            --                 --            --              --                   (91)            --             --
                                                                                                                           131,517
           912                 --            --              --                    --             --             --            913
         9,140                 --       (23,588)             --                    --             --             --        (14,448)
            --                 --            --              --                    --            (69)          (871)          (871)
            --                221            --              --                    --             --             --            221
        28,014               (688)           --              --                    --             --             --         27,351
         1,791                629            --              --                    --             --             --          2,420
        12,713                 --            --              --                    --             --             --         12,713
-----------------------------------------------------------------------------------------------------------------------------------
       316,922             (3,129)      536,523          (7,301)                    2           (641)        (3,796)       840,447
         3,434                 --        (6,219)             --                    --            641          3,796          1,029

            --                 --        83,820              --                    --             --             --
            --                 --            --          (4,364)                   --             --             --
            --                 --            --              --                22,396             --             --
                                                                                                                           101,852
       103,004                 --            --              --                    --             --             --        103,004
        71,459                 --            --              --                    --             --             --         71,459
         3,531                 --            --              --                    --             --             --          3,531
        23,512                 --            --              --                    --             --             --         23,516
            --                 --        (5,605)             --                    --             --             --         (5,605)
            --              1,369            --              --                    --             --             --          1,369
        39,986               (631)           --              --                    --             --             --         39,392
            --                623            --              --                    --             --             --            623
        11,043                 --            --              --                    --             --             --         11,043
        19,107                 --            --              --                    --             --             --         19,107
-----------------------------------------------------------------------------------------------------------------------------------
      $591,998            $(1,768)     $608,519        $(11,665)              $22,398             --        $    --     $1,210,767
===================================================================================================================================

notes to consolidated financial statements
------------------------------------------

1.   Summary of Significant Accounting Policies

Basis of Presentation

SunGard Data Systems Inc. (the Company), through its subsidiaries, provides integrated technology solutions, principally proprietary software and application services to the financial services industry and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

     The consolidated financial statements for all periods have been restated for the poolings of interests with Automated Securities Clearance, Ltd. (ASC), FDP Corp. (FDP), Oshap Technologies Ltd. (Oshap), Pentamation Enterprises, Inc.
(PEI) and Sterling Wentworth Corporation (SWC). Historical financial information has not been restated for five other poolings of interests due to immateriality. Each immaterial acquisition was recorded as of the beginning of the quarter in which it was completed. See Note 2 of Notes to Consolidated Financial Statements.

     ASC was a Subchapter S corporation before the Company acquired it; therefore, all income passed through directly to and substantially all income taxes were paid directly by the former shareholder of ASC. Net income and all net income per share amounts are presented on a pro forma basis since generally accepted accounting principles require the presentation of pro forma income tax expense for ASC as if ASC had been a C corporation for all periods presented.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could cause actual results to differ from those estimates.

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

Revenue Recognition

Revenues from processing services, business continuity and Internet services and software maintenance services are recognized over the terms of the related contracts or as the related services are provided. Revenues from license fees of proprietary products are generally recognized upon the signing of a contract and delivery of the product, as long as the fee is considered to be fixed and determinable and collection is probable.

     Revenues from license fees of proprietary products that are paid for over an extended period of time and are bundled together with computer equipment and other postdelivery services, and for which significant technology or service risks exist, are recorded ratably over the contract period. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization, installation, systems integration and/or related services are recognized based upon the estimated percentage of completion. Changes in estimated costs during the course of a contract are reflected in the period in which the facts become known.

Cash and Equivalents

Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

Short-term Investments

The Company classifies all of its short-term investments as available-for-sale securities. Short-term investments consist primarily of government agency bonds and notes and corporate obligations which are stated at market value, with unrealized gains and losses net of income tax on such securities reflected in stockholders' equity as a component of other comprehensive income (loss). Realized gains and losses on short-term investments are included in earnings and are derived using the specific-identification method for determining cost of securities. The fair values of investments are determined using quoted market prices.

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

Foreign Currency Translation

The functional currency of each of the Company's foreign operations is the local currency of the country in which the operation is headquartered. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates during the period. Increases and decreases in net assets resulting from foreign currency translation are reflected in stockholders' equity as a component of other comprehensive income (loss).

Investment in Common Stock

Long-term investment in common stock consists of 1.7 million shares of common stock (approximately 16.5% of the outstanding common stock) of Tecnomatix Technologies Ltd. (Nasdaq: TCNO). These shares were acquired in connection with the 1999 acquisition of Oshap (see Note 2 of Notes to Consolidated Financial Statements). In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," this investment is classified as available for sale. The investment is stated at market value, with unrealized gains and losses net of income tax reflected in stockholders' equity as a component of other comprehensive income (loss). The fair value of the investment is determined using quoted market prices. Prior to the Company's acquisition of Oshap, this investment was recorded using the equity method of accounting.

Software Development and Product Costs

Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements incurred before the establishment of technological feasibility. In 1999, the Company recorded an expense of $3.3 million for the impairment of certain acquired software products.

     Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Amortization of all software products aggregated $27.7 million, $23.5 million and $24.3 million during 1999, 1998 and 1997, respectively.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to thirty years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows of the acquired businesses, as well as benefits that the acquired businesses contribute to existing and related products, services and markets. After consideration of these factors, the Company determines whether a reduction in amortizable life or charge for impairment is appropriate. The Company believes that no impairment of goodwill existed at December 31, 1999.

     In 1998, the Company recorded a charge of $6.5 million for both the partial impairment of goodwill associated with a United Kingdom-based investment support systems processing business and the write-off of the remaining goodwill associated with an Australia-based investment support systems business.

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

Income Taxes

The Company recognizes deferred income tax assets and liabilities based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted income tax rates in effect during the years in which the differences are expected to reverse.

2.   Acquisitions and Dispositions

Pooling-of-Interests Transactions

In 1999, the Company completed ten acquisitions in its investment support systems (ISS) business. A total of 18.8 million shares of common stock were issued in connection with these acquisitions, and outstanding options to buy shares of the acquired companies were converted into options to buy 1.6 million shares of the Company's common stock.

     All historical financial information of the Company has been restated to include the historical financial results of ASC, FDP, Oshap, PEI and SWC. Historical financial information is not restated for the other acquisitions due to immateriality. Each immaterial acquisition has been recorded as of the beginning of the quarter in which it was completed.

     A reconciliation of revenues, pro forma net income, before and after extraordinary items, and pro forma net income per common share, before and after extraordinary items, from the amounts originally reported to the amounts as restated for each of the years ended December 31 follows (in thousands, except per-share amounts):

                                          1999(1)        1998(1)         1997(1)
Revenues:
   As originally reported               $1,392,998     $1,159,748     $  925,030
   Poolings of interests                    51,503        152,500        112,609
                                        ----------------------------------------
   Combined                             $1,444,501     $1,312,248     $1,037,639
                                        ========================================
Pro forma net income before
 extraordinary items:
   As originally reported               $   99,921     $  118,933     $   83,975
   Poolings of interests                       610          8,375          8,927
                                        ----------------------------------------
   Combined                             $  100,531     $  127,308     $   92,902
                                        ========================================
Pro forma net income after
 extraordinary items:
   As originally reported               $  110,292     $  118,933     $   83,975
   Poolings of interests                       909         11,449          8,927
                                        ----------------------------------------
   Combined                             $  111,201     $  130,382     $   92,902
                                        ========================================
Pro forma basic net income
 per common share before
 extraordinary items:
   As originally reported                    $0.82          $1.14          $0.84
                                        ========================================
   Combined                                  $0.79          $1.06          $0.80
                                        ========================================
Pro forma basic net income
 per common share after
 extraordinary items:
   As originally reported                    $0.90          $1.14          $0.84
                                        ========================================
   Combined                                  $0.88          $1.08          $0.80
                                        ========================================
Pro forma diluted net income
 per common share before
 extraordinary items:
   As originally reported                    $0.80          $1.10          $0.81
                                        ========================================
   Combined                                  $0.77          $1.01          $0.77
                                        ========================================
Pro forma diluted net income
 per common share after
 extraordinary items:
   As originally reported                    $0.88          $1.10          $0.81
                                        ========================================
   Combined                                  $0.85          $1.04          $0.77
                                        ========================================

(1) The 1999 combined amounts include revenues, pro forma net income and pro forma net income per common share for each of the quarters prior to the consummation of the mergers with FDP, completed during the second quarter, and Oshap and PEI, completed during the third quarter. The mergers with ASC and SWC were completed during the first quarter. The 1998 and 1997 combined amounts include ASC, FDP, Oshap, PEI and SWC for all periods.

     In 1998, the Company completed three ISS acquisitions. A total of 14.6 million shares of common stock were issued in connection with these acquisitions, and outstanding options to buy shares of the acquired companies were converted into options to buy 1.7 million shares of the Company's common stock.

     All historical financial information of the Company was restated in 1998 to include the historical financial information of Infinity Financial Technology, Inc. (Infinity). Historical financial information is not restated for the other acquisitions due to immateriality. Each immaterial acquisition has been recorded as of the beginning of the quarter in which it was completed.

     In 1997, the Company completed six acquisitions. Five of these acquisitions are in the Company's ISS business and one in its healthcare information systems
(HIS) business. A total of 3.7 million shares of common stock were issued in connection with these acquisitions, and outstanding options to buy shares of the acquired companies were converted into options to buy 0.7 million shares of the Company's common stock. Historical financial information is not restated for these acquisitions due to immateriality. Each acquisition has been recorded as of the beginning of the quarter during which it was completed.

Purchase Transactions

During 1999, the Company completed eight ISS acquisitions. The total cash paid is $98.4 million, subject to certain adjustments. The Company also paid $1.4 million as additional consideration based upon the operating performance of businesses previously acquired. In conjunction with the Company's pooling of interests with Oshap, the Company also acquired the minority interests of two Oshap subsidiaries, MINT Software Technologies Ltd. (MINT) and Decalog N.V. (Decalog). In addition to the cash paid, the Company also issued 0.4 million shares of common stock and converted unvested stock options into 0.4 million options to purchase common stock of the Company. Goodwill recorded in connection with all of these acquisitions is $64.1 million. Also in connection with these acquisitions, a total of up to $2.8 million could be paid as additional consideration contingent upon the future operating performance of certain acquired businesses.

     During 1998, the Company completed six acquisitions, five of which are in its ISS business and one in its business continuity and Internet services (BCIS) business. The total cash paid is $16.9 million, subject to certain adjustments. Goodwill recorded is approximately $6.7 million. The Company also paid $5.0 million as additional consideration based upon the operating performance of businesses previously acquired.

     During 1997, the Company completed five acquisitions, three of which are in its ISS business and two in its BCIS business. The total cash paid is $58.9 million, subject to certain adjustments. Goodwill recorded is $15.2 million. The Company also paid $0.7 million as additional consideration based upon the operating performance of a previously acquired business. Total additional consideration of $2.2 million could be paid based upon the achievement of certain future financial results.

     Also during 1997, the Company recorded a charge of $10.2 million ($6.0 million after tax; $0.05 per diluted share) for purchased in-process research and development associated primarily with the acquisition of certain assets of Premier Solutions Ltd. This charge represents, as of the date of acquisition, the value of software products still in development, but not considered to have reached technological feasibility or to have any alternative future use.

     During 1998 and 1997, certain businesses which the Company acquired in 1999, in pooling-of-interests transactions for which prior year financial statements are restated, made cash payments totaling $7.1 million and $0.7 million, respectively, in connection with certain purchase transactions. Goodwill recorded in connection with these acquisitions is $2.4 million.

     The results of operations of all of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

Merger Costs

During 1999, the Company recorded $99.2 million ($71.3 million pro forma after tax; $0.55 per pro forma diluted share) for merger costs. These costs are related to the Company's acquisitions accounted for as poolings of interests and include a noncash compensation charge of $71.5 million ($45.0 million pro forma after tax; $0.35 per pro forma diluted share) related to a pre-existing employment agreement with an executive of ASC. This agreement obligated ASC to issue to the executive 25% of the shares the Company issued in the merger. The fair value of these shares and the related payroll costs have been recorded as one-time non-cash costs associated with the merger. The remaining merger costs, which generally are not tax deductible, consist principally of investment banking, legal, accounting and printing fees.

     During 1998, the Company recorded $14.6 million ($12.4 million after tax; $0.10 per diluted share) for merger and restructuring costs. Merger costs are associated with poolings of interests and costs associated with the expiration of the Company's offer to acquire Rolfe & Nolan Plc. Restructuring costs associated with the merger with Infinity are $2.7 million. Approximately $1.5 million of these costs are severance costs that were paid to twenty-seven employees whose employment was terminated because they were in redundant software development and administrative functions, and approximately $1.2 million of these costs are associated with the closing of duplicate office facilities.

     During 1997, the Company recorded $3.5 million ($0.03 per diluted share) for merger costs associated with poolings of interests.

Dispositions and Extraordinary Items

On March 31, 1999, the Company sold two wholly owned HIS subsidiaries. Total cash received in connection with the sale of the HIS businesses is $25.0 million, resulting in an after-tax gain of $10.4 million ($0.08 per diluted share). The gain on the sale is reflected in the Consolidated Statements of Income as an extraordinary item in accordance with the reporting requirements for a sale of assets following a recently completed business combination that was accounted for as a pooling of interests.

     During 1999 and 1998, extraordinary gains of $0.3 million (less than $0.01 per diluted share) and $3.1 million ($0.02 per diluted share), respectively, were recorded as a result of Oshap's early retirement of debt.

Subsequent Events

On March 1, 2000, the Company paid approximately $80.6 million, subject to certain adjustments, to acquire the assets of Global Information Systems Limited
(GIS). The acquisition, which will be accounted for as a purchase, will be part of the Company's banking and treasury systems business, and is not expected to have a material effect on the Company's financial condition or results of operations.

     On February 16, 2000, the Company issued 2.2 million shares of common stock in exchange for 100% of the common stock of Microbank Software, Inc. and converted outstanding options to buy shares of the acquired company into options to buy 0.3 million shares of the Company's common stock. The acquisition, which will be accounted for as a pooling of interests, will be part of the Company's banking and treasury systems business and is not expected to have a material effect on the Company's financial condition or results of operations.

3.   Pro forma Net Income Per Common Share

The computation of the number of shares used in calculating basic and diluted pro forma net income per common share for each of the years ended December 31 follows (in thousands):

                                                      1999      1998      1997
                                                     ---------------------------
Weighted-average common shares
   outstanding                                       126,869   120,328   115,606
Contingent shares                                         80        22        21
                                                     ---------------------------
Total shares used for calculation of
   pro forma basic net income per
   common share                                      126,949   120,350   115,627
Employee stock options                                 3,234     4,935     5,000
Contingent stock options                                  12       170        60
                                                     ---------------------------
Total shares used for calculation of
   pro forma diluted net income
   per common share                                  130,195   125,455   120,687
                                                     ===========================

Common Stock Split

On August 14, 1997, the Company's board of directors authorized a two-for-one stock split of the Company's common stock. The stock split was effective for stockholders of record on September 2, 1997, and shares were issued on September 22, 1997. The number of shares used for purposes of calculating pro forma net income per common share and all per-share data has been adjusted for all periods presented to reflect the stock split.

4.   Short-term Investments and Investment in Common Stock

Short-term investments and investment in common stock consist of the following at December 31 (in thousands):

                                                        unrealized
                                                           gains
                                            cost         (losses)     fair value
                                         ---------------------------------------
1999
Government obligations                   $  44,079      $    (226)     $  43,853
Corporate obligations                       60,458            (76)        60,382
                                         ---------------------------------------
                                           104,537           (302)       104,235
Long-term investment
   in Tecnomatix common stock(1)            15,142         34,760         49,902
                                         ---------------------------------------
                                         $ 119,679      $  34,458      $ 154,137
                                         =======================================
1998
Government obligations                   $  24,105      $       2      $  24,107
Corporate obligations                        1,894             --          1,894
                                         ---------------------------------------
                                         $  25,999      $       2      $  26,001
                                         =======================================

(1)  Prior to July 13, 1999, Oshap used the equity method of accounting.

     Maturities of short-term investments consisted of the following at December 31, 1999 (in thousands):

                                                         cost        fair value
                                                      --------------------------
Due within one year                                   $ 47,874        $ 47,875
Due in one year through three years
  (average maturity 1.8 years)                          56,663          56,360
                                                      --------------------------
                                                      $104,537        $104,235
                                                      ==========================

5.   Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

                                                            1999         1998
                                                         -----------------------
Computer and telecommunications equipment                $ 327,544    $ 283,476
Leasehold improvements                                      80,894       59,996
Office furniture and equipment                              60,735       52,574
Buildings and improvements                                  26,152       16,505
Land                                                         3,059        1,740
Construction in progress                                     2,703        2,263
                                                         -----------------------
                                                           501,087      416,554
Accumulated depreciation and amortization                 (318,405)    (267,220)
                                                         -----------------------
                                                         $ 182,682    $ 149,334
                                                         =======================

6.   Long-Term Debt

Long-term debt consists of the following at December 31 (in thousands):

                                                              1999        1998
                                                            --------------------
Bank debt (interest rates ranging from 6% to 8%)            $ 3,489   $  16,366
Purchase price obligations due former owners of
   acquired businesses                                        4,478       3,475
Other, primarily capital lease obligations for
   computer equipment and buildings                           5,305       7,317
                                                            --------------------
                                                             13,272      27,158
Current maturities                                           (7,755)    (17,310)
                                                            --------------------
                                                            $ 5,517   $   9,848
                                                            ====================

     The Company has an unsecured revolving credit agreement (Credit Agreement) that provides for up to $150.0 million of borrowings for the period ending August 2003. The Company may borrow at LIBOR plus a margin, depending upon certain financial ratios at the time of the borrowing, or a base rate, generally the Prime rate, at the Company's option. In order to remain eligible to borrow under the Credit Agreement, the Company must, among other requirements, maintain a defined minimum net worth and fixed-charge coverage ratio and limit its total debt. There were no borrowings under the Credit Agreement during 1999 or 1998.

     Annual maturities of long-term debt during the next five years are as follows (in millions): 2000--$7.8; 2001--$2.8; 2002--$1.2; 2003--$0.1; and
2004--$0.1.

7.   Stock Option and Award Plans

Employee Stock Purchase Plans

Under the Company's Employee Stock Purchase Plans, a maximum of 4.4 million shares of common stock may be issued to substantially all employees. Eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions. Beginning January 1, 1999, the purchase price is equal to 85% of the lower of the closing price of the Company's common stock on the first business day or the last business day of each calendar quarter. During 1999, 1998 and 1997, employees purchased 0.5 million, 0.4 million and 0.4 million shares, respectively, at average purchase prices of $25.11, $30.95 and $20.02 per share, respectively. At December 31, 1999, 0.9 million shares of common stock were reserved for issuance under these plans.

Equity Incentive Plans

Under the Company's 1994, 1996 and 1998 Equity Incentive Plans, awards or options to purchase up to 10.4 million shares of common stock may be granted to key employees of the Company, with an individual limit of up to 0.4 million shares per participant per year. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of award or grant. Generally, options are granted for a ten-year term and become fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

     During 1999 and 1998, performance accelerated stock options (PASOs) were awarded for an aggregate of 1.3 million and 0.8 million shares, respectively. PASOs are nonqualified options that are granted annually near the beginning of a three-year performance period at an exercise price equal to the fair value of the Company's common stock on the date of grant, with a term of ten years beginning on the date of grant. Shares vest under PASOs nine and one-half years after the date of grant, except that vesting may be fully or partially accelerated at the end of the third year if certain financial performance goals are met over the three-year period. If the goals are surpassed, then cash bonuses will become payable upon completion of the three-year period.

     During 1997, long-term incentive plan awards (LTIP awards) were granted for future options of up to an aggregate of 0.4 million shares. The actual number of shares issued and the exercise price per share were contingent upon achieving certain cumulative financial results during 1997 through 1999. For option shares earned, the exercise price was $19.88 per share, but could be reduced to a minimum of $0.99 per share if actual operating results during the three-year period exceeded targeted operating results. Compensation expense, if any, was estimated initially at the time the achievement of the cumulative financial results became probable and was recorded over the remaining three-year period of the LTIP award, based upon the difference between the market value and exercise price of the shares earned. During the years ended December 31, 1998 and 1997, compensation expense of $13.7 million and $5.8 million, respectively, was recorded in connection with LTIP awards. During 1999, no expense was recorded in connection with long-term incentive plans. During 1999, 1998 and 1997, 0.4 million, 0.1 million and 0.1 million options, respectively, were issued under the 1996, 1995 and 1994 LTIP awards, at exercise prices ranging from $6.04 to $14.27 per share.

     Under the Company's 1986 Stock Option Plan, options to purchase up to 4.0 million shares of the Company's common stock were issued to officers and key employees. These options were either incentive stock options or nonqualified stock options, and the option price was equal to the fair value of the Company's common stock on the date of grant. Generally, options were granted for a ten-year term and became fully exercisable one year from the date of grant, subject to a four- or five-year vesting schedule.

     The table below summarizes transactions under these equity incentive and stock option plans. All share and per-share amounts have been restated to reflect the September 1997 two-for-one stock split (see Note 3 of Notes to Consolidated Financial Statements).

     The number of shares available under the 1998 Equity Incentive Plan will increase each year by the number of option shares exercised during the previous year under all of the Company's equity plans, subject to a maximum increase of 2% of outstanding shares as of the end of the previous year.

Restricted Stock Plans

The Company's Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of up to 0.4 million shares of the Company's common stock. Each outside director automatically receives an initial award of 20,000 shares of the Company's common stock upon election to the Company's board of directors and, upon re-election as an outside director every fifth year thereafter, automatically receives another 20,000 shares. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 20,000 shares were granted during 1999 and 1998 at a fair value of $31.55 and $34.44 per share, respectively. There were no awards during 1997. For future awards, the number of shares awarded to each outside director is reduced to 5,000 shares every five years, subject to the same terms and restrictions. At December 31, 1999, 0.1 million shares of common stock were reserved for issuance under this plan.

     The Company's Restricted Stock Incentive Plan (RSIP) provides for awards of up to 1.6 million shares of the Company's common stock to key management employees. Shares awarded under the RSIP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. There have been no awards granted since 1991. At December 31, 1999, 0.2 million shares of common stock were reserved for issuance under this plan.

     Unearned compensation expense related to the restricted stock plans is reported as a reduction of stockholders' equity in the accompanying consolidated financial statements. For accounting purposes, compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions and is based on the market value on the award date less the par value of the shares awarded. Compensation expense related to these plans aggregated $0.6 million, $0.5 million and $0.4 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     At December 31, 1999, 12.3 million shares of common stock were reserved for issuance under all of the Company's equity incentive and stock option plans, including 0.3 million shares under restricted stock plans.

Pro Forma Information

The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its LTIP, RSAP and RSIP awards, and no expense has been recorded for its other stock-based plans. FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), changes the method for recognition of cost on stock option and award plans. Adoption of the cost recognition requirements under SFAS 123 is optional; however, pro forma information is presented in the following paragraph.

     Had compensation cost for the Company's stock option and award plans been determined based upon the fair value at the date of grant or award, as prescribed under SFAS 123, the Company's net income and diluted net income per share would have been reduced by approximately $15.7 million, $4.6 million and $5.4 million ($0.12, $0.04 and $0.04 per diluted share) in 1999, 1998 and 1997, respectively. The fair value of the options granted during 1999, 1998 and 1997 is estimated to be $15.62, $16.34 and $10.84 per share, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions: volatility of 51%, 38% and 36% in 1999, 1998 and 1997, respectively; expected term of six years; risk-free interest rate of 6.60%, 5.00% and 5.75% in 1999, 1998 and 1997, respectively; and no dividend yield. The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of the impact on future years, since SFAS 123 does not apply to grants and awards made prior to 1995, and the Company's options and awards generally vest over five years. The Company also anticipates that additional options and awards will be made in future years.

                                                                  shares (in thousands)
                                                        --------------------------------------   -------------
                                                                                         under        weighted
                                                        available   under option    LTIP award   average price
                                                        --------------------------------------   -------------
Balances at December 31, 1996, as previously reported       2,124          8,142           932          $10.33
  Adjustments in connection with poolings of interests      1,092          1,518            --            5.28
                                                        --------------------------------------
Balances at December 31, 1996, as restated                  3,216          9,660           932            9.54
  Poolings of interests                                        --            674            --            3.90
  Authorized                                                  123             --            --              --
  LTIP award                                                 (415)            --           415              --
  LTIP maturity                                                66            102          (168)           7.32
  Canceled                                                    446           (490)          (50)          12.17
  Granted                                                  (1,645)         1,645            --           19.91
  Exercised                                                    --         (1,266)           --            3.70
                                                        --------------------------------------
Balances at December 31, 1997                               1,791         10,325         1,129           11.39
  Poolings of interests                                        --             36            --            1.28
  Authorized                                                3,030             --            --              --
  LTIP maturity                                               135            112          (247)           7.10
  Canceled                                                   (389)          (471)           --           18.97
  Granted                                                  (2,785)         2,785            --           32.44
  Exercised                                                    --         (2,089)           --            7.69
                                                        --------------------------------------
Balances at December 31, 1998                               1,782         10,698           882           17.18
  Poolings of interests                                        --            354            --           11.52
  Authorized                                                1,898             --            --              --
  LTIP maturity                                               104            362          (466)           9.23
  Expired                                                    (559)            --            --              --
  Canceled                                                  1,282         (1,282)           --           28.12
  Granted                                                  (4,444)         4,444            --           31.42
  Exercised                                                    --         (3,106)           --            8.83
                                                        --------------------------------------
Balances at December 31, 1999                                  63         11,470           416           23.31
                                                        ======================================

The following table summarizes information concerning outstanding and exercisable options (in thousands) at December 31, 1999:

                                              options outstanding                                options exercisable
                            ------------------------------------------------------------    ---------------------------------
                                                               weighted average
                                              ------------------------------------------    number of       weighted average
range of exercise prices    number of options  remaining life (years)   exercise price       options         exercise price
------------------------    ------------------------------------------------------------    ---------------------------------
$0.34 to $5.00                    743                  2.1                   $ 2.42              686            $ 2.88
$5.01 to $10.00                   876                  5.9                     6.24              758              7.16
$10.01 to $20.00                2,726                  5.5                    15.73            2,562             15.24
$20.01 to $30.00                2,846                  8.5                    24.32            1,459             23.20
over $30.00                     4,279                  8.9                    35.01            1,114             33.61

8.   Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will match employee contributions up to 4% of employee compensation, subject to certain limitations. Total expense under these plans aggregated $13.7 million, $11.7 million and $9.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

9.   Income Taxes

The provisions for income taxes for each of the years ended December 31 consist of the following (in thousands):

                                                   1999       1998       1997
                                                --------------------------------
Current
   Federal                                      $ 90,836   $ 79,681   $ 57,616
   State                                          24,756     19,405     13,364
   Foreign                                        12,565      8,277      7,807
                                                --------------------------------
                                                 128,157    107,363     78,787
                                                --------------------------------
Deferred
   Federal                                        (3,847)   (11,702)   (13,521)
   State                                            (638)    (2,115)    (1,874)
   Foreign                                          (270)        --       (445)
                                                --------------------------------
                                                  (4,755)   (13,817)   (15,840)
                                                --------------------------------
                                                $123,402   $ 93,546   $ 62,947
                                                ================================

  Differences between income tax expense at the U.S. federal statutory income tax rate and the Company's effective income tax rate for each of the years ended December 31 are as follows (in thousands):

                                                  1999        1998       1997
                                                --------------------------------
Tax at federal statutory rate                   $ 72,527    $76,527    $53,118
State income taxes,
  net of federal benefit                          16,091     10,734      7,012
Nondeductible merger and other costs              34,714      2,267      1,234
Nondeductible intangible amortization              2,637      3,910      1,652
Tax-exempt interest income                          (438)      (491)      (235)
Foreign taxes                                     (5,017)      (244)      (664)
Net operating losses                               1,635         --         --
Other, net                                         1,253        843        830
                                                --------------------------------
                                                $123,402    $93,546    $62,947
                                                ================================
Effective income tax rate                           59.6%      41.5%      39.9%
                                                ================================

     Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded at December 31 (in thousands):

                                                               1999       1998
                                                             -------------------
Current:
  Accounts receivable                                        $ 12,290   $ 9,549
  Accrued compensation and benefits                             7,137     6,016
  Other accrued expenses                                        3,707     3,484
  Deferred revenues and acquisition-related items               2,431     3,159
                                                             -------------------
     Total current deferred income tax asset                 $ 25,565   $22,208
                                                             ===================

Long-term:
  Accounts receivable                                        $ (1,763)  $(2,456)
  Property and equipment                                       10,728     8,130
  Intangible assets                                           109,570     8,092
  Net operating loss carryforwards                              9,469     7,322
  Long-term incentive plan                                      7,559     8,682
  Purchased in-process research and development
   and other acquisition-related items                         15,904    17,075
  Unrealized gain on common stock investment                  (12,166)       --
                                                             -------------------
    Total long-term deferred income tax asset                 139,301    46,845
  Valuation allowance                                          (9,469)   (7,519)
                                                             -------------------
    Net long-term deferred income tax asset                  $129,832   $39,326
                                                             ===================

     A valuation allowance for deferred income tax assets associated with net operating-loss carryforwards has been established since the Company currently believes it is more likely than not that the deferred income tax assets will not be realized. Tax loss carryforwards of U.S. subsidiaries, totaling $16.2 million, expire between 2002 and 2019. Tax loss carryforwards of Israeli subsidiaries, totaling $7.0 million, are unlimited in duration and linked to the Israeli consumer price index. The remaining tax loss carryforwards of certain European and Asian subsidiaries total $7.5 million and have various expiration dates beginning in 2003.

     In connection with the acquisition of ASC, the Company and the former shareholder of ASC have agreed, for federal income tax purposes, to treat the Company's acquisition of ASC stock as an acquisition of assets pursuant to
Section 338(h)(10) of the Internal Revenue Code of 1986. As a result, the Company may deduct the amortization of the fair value of the intangible assets acquired as an expense against taxable income over the next fifteen years. While the tax deduction will reduce current income taxes payable over that fifteen-year period, it will not reduce the Company's overall effective income tax rate since it arose in connection with a pooling-of-interests transaction, and generally accepted accounting principles require that such benefit be credited to capital in excess of par value. The deferred income tax asset recorded in connection with this transaction was $103.0 million.

10.  Operating Segments and Geographic Information

The Company's three operating segments consist of its investment support systems
(ISS) business, business continuity and Internet services (BCIS) business, and a third segment referred to as Other Businesses. The Company's operating segments are groups of businesses that offer similar products and services. The segments are managed separately since each business requires different technology and marketing strategies.

     ISS designs, markets and maintains a comprehensive set of proprietary software applications that are delivered to customers on license and application-service-provider bases. The fundamental purpose of these systems is to automate the complex transaction processing associated with investment operations. BCIS provides customers with business continuity services and high-availability infrastructure, enabling customers to have around-the-clock access to business-critical information. BCIS also provides Web-hosting and co-location services, as well as outsourcing and remote-access computer services primarily for software developers and government agencies. Other Businesses is comprised of a business that provides a work-flow management system, which increases efficiency and flexibility in managing healthcare insurance organizations, and an automated mailing-services business.

The 1999, 1998 and 1997 operating results and certain asset information for each operating segment follow (in thousands):

                                                                                 total operating  corporate and
1999                                            ISS        BCIS    Other Businesses  segments      other items   consolidated total
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                   $1,052,378     $357,937      $34,186     $1,444,501    $      --       $1,444,501
Depreciation and amortization                  72,258       47,347        1,821        121,426          619          122,045
Operating income                              189,824       94,371        5,024        289,219     (113,304)(1)      175,915
Extraordinary items, net of income taxes          299           --       10,371         10,670           --           10,670
Total assets                                  961,776      240,304       16,726      1,218,806      345,956(2)     1,564,762
Cash paid for property and equipment           39,682       54,760        1,068         95,510          319           95,829

1998
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                   $  957,375     $302,540      $52,333     $1,312,248    $      --       $1,312,248
Depreciation and amortization                  69,068       43,409        3,033        115,510          384          115,894
Operating income                              163,249       72,064        5,296        240,609      (25,705)(1)      214,904
Extraordinary items, net of income taxes        3,074           --           --          3,074           --            3,074
Total assets                                  876,700      200,549        9,937      1,087,186      127,006(2)     1,214,192
Cash paid for property and equipment           28,641       40,023        2,517         71,181        2,072           73,253

1997
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                   $  741,601     $253,544      $42,494     $1,037,639    $      --       $1,037,639
Depreciation and amortization                  62,913       36,656        2,815        102,384          267          102,651
Operating income                              121,893       56,458        3,076        181,427      (27,153)(1)      154,274
Total assets                                  749,253      174,513        6,597        930,363       43,042(2)       973,405
Cash paid for property and equipment           24,329       36,967        2,652         63,948          160           64,108

(1) Includes corporate administrative expenses, merger costs associated with poolings of interests and, in 1997, purchased in-process research and development costs.

(2) The Company does not allocate deferred income taxes. Amount is net of investments in subsidiaries, which are eliminated in consolidation.

     The Company's revenues by customer location for each of the years ended December 31 follow (in thousands):

                               1999            1998            1997
                           ------------------------------------------
United States              $1,147,521      $  997,777      $  791,216
                           ------------------------------------------
International:
  Europe                      199,661         222,168         157,512
  Asia/Pacific                 51,591          45,624          42,641
  Canada                       20,970          19,897          21,463
  Other                        24,758          26,782          24,807
                           ------------------------------------------
                              296,980         314,471         246,423
                           ------------------------------------------
                           $1,444,501      $1,312,248      $1,037,639
                           ==========================================

11.  Commitments

The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 1999 follow (in thousands):

2000                         $ 71,350
2001                           54,274
2002                           35,550
2003                           22,612
2004                           17,249
Thereafter                     33,826
                             --------
                             $234,861
                             ========

     Rent expense aggregated $87.2 million, $82.7 million and $71.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

report of independent accountants

To The Board of Directors and Stockholders
SunGard Data Systems Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

February 10, 2000, except as to the subsequent events information presented in Note 2, for which the date is March 1, 2000.