Form 10-K405, Exhibit 13
period 2000-12-31
SUNGARD DATA SYSTEMS INC
filed 2001-03-30
CIK 789388

EXHIBIT 13.1

PORTIONS OF SUNGARD'S ANNUAL REPORT TO STOCKHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

Financial Highlights

SunGard (NYSE:SDS) is a global leader in integrated IT solutions and eProcessing for financial services. SunGard is also the pioneer and a leading provider of high-availability infrastructure for business continuity. With annual revenues in excess of $1 billion, SunGard serves more than 10,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions.

Selected Financial Information

(in thousands, except per-share amounts)	1996	1997	1998		1999	2000

Income Statement Data (2) (3) (4)
Revenues	$810,067	$1,037,639	$1,312,248		$1,444,501	$1,660,708
Income from operations	79,811	154,274	214,904		175,915	335,262
Net income before extraordinary items	70,380	92,902	127,308		100,531	212,972
Net income	70,380	92,902	130,382		111,201	212,972
Basic net income per share before extraordinary items	0.64	0.80	1.06		0.79	1.61
Diluted net income per share before extraordinary items	0.61	0.77	1.01		0.77	1.57
Basic net income per share	0.64	0.80	1.08		0.88	1.61
Diluted net income per share	0.61	0.77	1.04		0.85	1.57
Adjusted net income (1)	82,373	102,448	139,677		171,840	221,519
Adjusted diluted net income per share (1)	0.71	0.85	1.1	1	1.32	1.63
Balance Sheet Data
Total assets	$843,283	$973,405	$1,214,192		$1,564,762	$1,845,185
Total short-term and long-term debt	51,083	32,058	27,158		13,272	13,847
Stockholders’ equity	576,168	688,126	840,447		1,210,767	1,442,476

(1)	Excludes all merger costs and extraordinary items described in footnote 4 below.
(2)	Includes a charge for pro forma income taxes for periods prior to the March 1999 acquisition of Automated Securities Clearance, Ltd. See Note 1 of Notes to Consolidated Financial Statements.
(3)	All per-share amounts in 1996 and 1997 are adjusted for the September 1997 two-for-one stock split.
(4)	1996 includes charges for purchased in-process research and development and merger costs of $51,083 ($33,468 after tax; $0.29 per diluted share) and an after-tax capital gain resulting from the sale of an investment by Oshap Technologies Ltd. (Oshap) of $21,475 ($0.19 per diluted share). 1997 includes charges for purchased in-process research and development and merger costs of $13,669 ($9,546 after tax; $0.08 per diluted share). 1998 includes merger and restructuring costs of $14,584 ($12,369 after tax; $0.10 per diluted share) and after-tax extraordinary gains resulting from Oshap’s early retirement of debt of $3,074 ($0.02 per diluted share). 1999 includes merger costs of $99,184 ($71,309 pro forma after tax; $0.55 per diluted share) and extraordinary gains of $16,766 ($10,670 after tax; $0.08 per diluted share) resulting from the sale of two wholly owned healthcare information systems businesses and from Oshap’s early retirement of debt. 2000 includes charges for purchased in-process research and development and merger costs of $13,177 ($8,547 after tax; $0.06 per diluted share). See Note 2 of Notes to Consolidated Financial Statements.

Quarterly Financial Information (Unaudited)

(in thousands, except per-share amounts)	first quarter	second quarter	third quarter	fourth quarter

2000 (1)
Revenues	$384,665	$401,096	$413,209	$461,738
Income before income taxes
and extraordinary items	70,268	89,458	92,221	104,819
Net income	41,521	53,675	55,332	62,444
Diluted net income
per common share	0.31	0.40	0.41	0.45

1999 (2)(3)
Revenues	$351,647	$352,873	$351,679	$388,302
Income (loss) before income taxes
and extraordinary items	(20,041)	65,642	64,389	80,466
Net income (loss)	(8,777)	37,246	34,742	47,990
Diluted net income (loss)
per common share(4)	(0.07)	0.29	0.27	0.37

(1)	Includes after-tax merger costs and purchased in-process research and development of $1,600, $693, $3,124 and $3,130 during the first, second, third and fourth quarters, respectively ($0.01, less than $0.01, $0.02 and $0.02 per diluted share, respectively). See Note 2 of Notes to Consolidated Financial Statements.

(2)	Includes after-tax merger costs and extraordinary items of $48,114, $3,787 and $8,738 during the first, second and third quarters, respectively ($0.39, $0.03 and $0.07 per diluted share, respectively). See Note 2 of Notes to Consolidated Financial Statements.

(3)	Includes a charge for pro forma income taxes related to the March 1999 acquisition of Automated Securities Clearance, Ltd. See Note 1 of Notes to Consolidated Financial Statements.
(4)	Due to rounding during each quarter, the sum of the quarters does not equal the full-year total.

Stock Information

The common stock of SunGard Data Systems Inc. (the Company) is listed on the New York Stock Exchange under the symbol SDS. At March 6, 2001, the Company had approximately 5,900 stockholders of record. No dividends have ever been paid on the Company’s common stock. The Company’s policy is to retain earnings for use in its business.

     The accompanying table indicates high and low sales prices per share of the Company’s common stock, as reported on the New York Stock Exchange.

Calendar Year 2000
First Quarter	$40.00	$23.00
Second Quarter	38.50	29.81
Third Quarter	44.69	26.50
Fourth Quarter	52.75	40.31

Calendar Year 1999
First Quarter	$41.94	$32.88
Second Quarter	39.94	27.56
Third Quarter	36.63	21.38
Fourth Quarter	26.19	16.88

     The closing price of the Company’s common stock on March 6, 2001, as reported on the New York Stock Exchange, was $58.75 per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements about the outlook of SunGard Data Systems Inc. (the Company) and all other statements in this Annual Report other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, actual results could differ materially from expected results. Forward-looking statements include information about possible or assumed future financial results of the Company and usually contain words such as “believes,” “intends,” “expects,” “anticipates,” or similar expressions. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, such as the timing and magnitude of software sales, the effect of general economic and market issues on software and services buying decisions, the timing and scope of technological advances, the integration and performance of acquired businesses, the prospects for future acquisitions, the ability to attract and retain key personnel, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in the Company’s filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2000, a copy of which may be obtained from the Company without charge.

     During 2000 and 1999, the Company completed certain acquisitions accounted for as poolings of interests. Five of these acquisitions completed in 1999 required restatement of all historical financial information. During 2000, 1999 and 1998, the Company recorded merger costs associated with acquired companies and, on March 31, 1999, the Company sold two wholly owned healthcare information systems (HIS) businesses, resulting in an extraordinary gain. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

Market Risk

The Company has not recently used derivative financial instruments to manage risk exposures or for trading or speculative purposes. The Company invests available cash in short-term, highly liquid financial instruments, with a substantial portion of such investments having initial maturities of three months or less. While changes in interest rates could decrease the Company’s interest income, the Company does not consider the interest rate risk for these investments to be material. As of December 31, 2000, the Company continues to hold an equity investment equal to approximately 16.6% of the common stock of Tecnomatix Technologies Ltd. (Nasdaq:TCNO), which was acquired in connection with the 1999 pooling-of-interests transaction with Oshap Technologies Ltd. (Oshap). The risks associated with this investment include risks associated with the technology sector of the public finance markets, which has recently been volatile, foreign currency risk and technology risk. The Company does not believe that it has a material exposure to the risks associated with this investment.

     While approximately 20% of the Company’s revenues come from sales to customers located outside of the United States, approximately one-half of those revenues are U.S. dollar-denominated sales by U.S.-based operations. For the Company’s foreign operations, the Company generally matches local currency revenues with local currency costs. For these reasons, the Company does not believe that it has a material exposure to changes in foreign currency exchange rates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations continued

Results of Operations

The following table sets forth, for the periods indicated, certain amounts included in the Company’s Consolidated Statements of Income, the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period. This information should be read along with the Consolidated Financial Statements and Notes thereto.

	Year ended December 31, (in millions)			percent of revenues (1) year ended December 31,			percent increase (decrease) (1)

							2000	1999
	2000	1999	1998	2000	1999	1998	vs.1999	vs.1998

Revenues
Investment support systems	$1,218.5	$1,052.4	$957.4	73%	73%	73%	16%	10%
Business continuity and
Internet services	410.8	357.9	302.5	25	25	23	15	18
Other businesses	31.4	34.2	52.3	2	2	4	(8)	(35)

	$1,660.7	$1,444.5	$1,312.2	100%	100%	100%	15	10

Costs and Expenses
Cost of sales and direct operating	$654.6	$605.0	$544.9	40%	42%	42%	8%	11%
Sales, marketing and
administration	364.3	310.8	292.6	22	22	22	17	6
Product development	147.3	131.5	129.3	9	9	10	12	2
Depreciation and amortization	88.7	76.9	71.5	5	5	6	15	8
Amortization of acquisition-related
intangible assets	57.3	45.2	44.4	3	3	3	27	2
Merger costs	13.2	99.2	14.6	1	7	1	—	—

	$1,325.4	$1,268.6	$1,097.3	80%	88%	84%	4	16

Operating Income
Investment support systems(2)	$244.7	$189.8	$166.0	20%	18%	17%	29%	14%
Business continuity and
Internet services(2)	117.7	94.4	72.1	29	26	24	25	31
Other businesses(2)	9.0	5.0	5.3	29	15	10	78	(5)
Corporate administration	(22.9)	(14.1)	(13.9)	(1)	(1)	(1)	63	2

	348.5	275.1	229.5	21	19	17	27	20
Merger costs	(13.2)	(99.2)	(14.6)	(1)	(7)	(1)	—	—

	$335.3	$175.9	$214.9	20	12	16	91	(18)

(1)	All percentages are calculated using actual amounts rounded to the nearest $1,000.
(2)	Percent of revenues is calculated as a percent of investment support systems revenues, business continuity and Internet services revenues, and revenues from other businesses, respectively.

Income from Operations

The Company sells a significant portion of its products and services to the financial services industry and could be affected directly by the overall condition of that industry. The Company expects that the consolidation trend in the financial services industry will continue, but it is unable to predict what effect, if any, this trend may have on the Company.

     Certain investment support systems (ISS) businesses derive a significant portion of revenues from software sales. Since there are inherent difficulties in predicting the timing and magnitude of software sales, there is the potential for fluctuations in quarterly revenues and income.

     The ISS business is comprised of groups of related businesses that sell software and related services to the financial services industry. The business continuity and Internet services (BCIS) business provides business continuity, Web-hosting, co-location, outsourcing and remote-access computer services. Historically, these businesses in the aggregate have met or exceeded expectations. During 2000, overall results met expectations due to strong growth in the brokerage and execution systems and BCIS businesses, despite a decline in the results of the risk and derivatives systems businesses. During 1999, overall results were below expectations due primarily to a 36% decrease in revenues from license and resale fees in four of the risk and derivatives systems businesses. The other ISS and BCIS units performed well overall in 1999, but their results did not fully offset the decrease within the risk and derivatives systems businesses. The Company believes that much of the decrease in 1999 was due to a slowdown in new system purchases by both large and medium-size financial institutions resulting from the industry’s focus on Y2K testing and preparation.

     The Company expects that the full-year 2001 operating margin before merger costs will increase, but at a slower rate than in the recent past. The most important factors affecting the operating margin continue to be the timing and magnitude of software license sales, the operating margins of recently acquired businesses, the rate of new contract signings and contract renewals, the level of product development spending, and the timing and magnitude of equipment and facilities expenditures.

Investment Support Systems (ISS)

The ISS operating margin is 20% in 2000, compared with 18% in 1999 and 17% in 1998. The increase in the margin in 2000 is due primarily to an increase in revenues in the brokerage and execution systems businesses and cost reductions in the risk and derivatives systems and investor accounting systems businesses. Despite lower license fees in the risk and derivatives systems businesses, the 1999 margin increased due primarily to lower operating costs in these same businesses, an increase in license fees in other ISS businesses, improved margins for Automated Securities Clearance, Ltd. (ASC) and Oshap, and lower compensation expense associated with the Company’s long-term equity incentive plans.

     The most important factors affecting the ISS operating margin continue to be the timing and magnitude of software license sales, the operating margins of recently acquired businesses and the level of product development spending.

ISS Income from Operations

in millions of dollars

Business Continuity and Internet Services (BCIS)

The BCIS operating margin is 29% in 2000, compared with 26% in 1999 and 24% in 1998. The increase in the margin in 2000 is due primarily to increases in revenues, lower incremental costs for equipment upgrades and lower compensation expense due to the absence of severance costs incurred in 1999. The higher margin in 1999 is due primarily to increases in revenues, including additional Y2K testing revenue, the favorable settlement of a contract dispute and lower compensation expense associated with long-term equity incentive plans, and is net of the impact of severance costs.

     The most important factors impacting the BCIS operating margin are the rate of new contract signings and contract renewals, the timing and magnitude of equipment and facilities expenditures and the benefit derived from the general industry trend of lower per-unit costs for technology. The Company expects to continue making investments in its Web-hosting and co-location services during 2001.

BCIS Income from Operations

in millions of dollars

Management’s Discussion and Analysis of Financial Condition and Results of Operations continued

Revenues

Total revenues increased $216.2 million and $132.3 million in 2000 and 1999, respectively. Excluding acquired businesses, total revenues increased approximately 10% in both 2000 and 1999. The Company believes that Y2K concerns caused some decline in software buying and conversion activity during both the last half of 1999 and the first half of 2000, which was a significant cause for the slower revenue growth during that period. The Company believes that over the long term, total revenues, excluding revenues from recently acquired businesses, should grow between 12% and 15%. However, since the Company derives approximately 16% of its annual revenue from license and resale fees, and since there are inherent difficulties in predicting the timing and magnitude of these revenues, there is the potential for fluctuations in quarterly and annual revenue growth.

     The higher revenue growth rate in 2000 is due primarily to an increase in recurring revenues in the brokerage and execution systems and BCIS businesses and the addition of revenues from acquired businesses and is offset in part by a decline in revenues from the risk and derivatives systems businesses. The slower revenue growth rate in 1999 is due primarily to lower risk and derivatives software license revenues, lower professional services revenues resulting from investor accounting system conversions being completed in late 1998 and early 1999 and, to a lesser extent, a decline in revenues resulting from the sale of the HIS businesses.

     Recurring revenues derived from processing services, business continuity and Internet services, professional services, software maintenance, and software and hardware rentals increased 16% in both 2000 and 1999, and 27% in 1998, to $1.4 billion, $1.2 billion and $1.0 billion, respectively, representing 84%, 83% and 79% of total revenues, respectively, for those years. The increases in recurring revenues are due primarily to increases in revenues from brokerage and execution systems and business continuity and Internet services businesses.

     Professional services revenues are $282.5 million in 2000, compared with $268.6 million and $239.0 million in 1999 and 1998, respectively. The 2000 and 1999 increases are due primarily to the addition of professional services revenues from acquired businesses and an increase in professional services revenues from brokerage and execution systems businesses. These increases are net of lower professional services resulting from completion of large investor accounting system conversions and lower professional services revenues in 2000 in the risk and derivatives systems and public sector businesses.

Recurring Revenue as a Percentage of Total Revenue

     Nonrecurring revenues, derived from software licenses and resales of third-party software and hardware, are $259.6 million in 2000, compared to $239.1 million and $271.3 million in 1999 and 1998, respectively. Software license revenues included in license and resale fees are $228.9 million, $208.2 million and $219.5 million in 2000, 1999 and 1998, respectively. The higher software license revenues in 2000 are due primarily to acquired businesses, offset in part by a decline in risk and derivatives systems software license sales. Lower software license revenues in 1999 are due primarily to both a decline in risk and derivatives systems license sales and the absence of software license revenues associated with the sale of the HIS businesses, offset in part by the addition of revenues from acquired businesses.

     Resale fees were relatively unchanged in 2000 compared to 1999, with an increase in resale fees in the brokerage and execution systems businesses offset by lower resale fees in the public sector businesses. During 1999, lower revenues from resale fees are due primarily to large systems installations in 1998 in the public sector and asset management systems businesses and a decline in revenues resulting from the sale of the HIS businesses.

Investment Support Systems

ISS revenues increased $166.1 million, or 16%, and $95.0 million, or 10%, in 2000 and 1999, respectively. Excluding acquired businesses, ISS revenues increased approximately 9% in 2000 and 8% in 1999, respectively.

     In 2000, recurring ISS revenues increased $143.4 million, or 17%, while nonrecurring ISS revenues increased $22.7 million, or 10%. The increase in recurring ISS revenues is due primarily to strong growth in the brokerage and execution systems businesses and to acquired businesses. These increases are partially offset by lower recurring revenues from risk and derivatives systems and lower professional services revenues from investor accounting systems. The increase in nonrecurring revenues is due primarily to revenues from acquired businesses.

     In 1999, recurring ISS revenues increased $118.8 million, or 17%, while nonrecurring ISS revenues decreased $23.8 million, or 10%. The increase in recurring ISS revenues is due primarily to an increase in revenues from the brokerage and execution systems businesses. The decrease in nonrecurring ISS revenues is due to lower software license revenues in 1999, due primarily to a decline in risk and derivatives license sales and in resale fees in the public sector and asset management systems businesses, and is net of nonrecurring revenues from acquired businesses.

ISS Revenue

in millions of dollars

Business Continuity and Internet Services

BCIS revenues increased $52.9 million, or 15%, and $55.4 million, or 18%, in 2000 and 1999, respectively. The increases are attributable primarily to new contract signings and contract renewals, continued growth in demand for midrange platforms, network services and work-group recovery, increases in business continuity professional services and, in 1999, an increase in revenues due to Y2K preparation and testing and from an increase in software license fees.

BCIS Revenue

in millions of dollars

Other Businesses

The Company’s remaining businesses consist of an HIS business, which provides work-flow management systems to healthcare insurance organizations, and an automated mailing-services business. Revenues from these businesses decreased $2.8 million, or 8%, and $18.1 million, or 35%, in 2000 and 1999, respectively. Excluding the 1999 sale of the HIS businesses, 2000 revenues increased 2% and 1999 revenues decreased approximately 10%. The increase in 2000 is due primarily to slightly higher revenues in the remaining HIS business, and is net of slightly lower revenues from the automated mailing-services business. The 1999 decrease is due to lower revenues in both the HIS and automated mailing-services businesses.

Costs and Expenses

Cost of sales and direct operating expenses increased $49.6 million, or 8%, and $60.2 million, or 11%, in 2000 and 1999, respectively. The 2000 increase is due primarily to growth from the brokerage and execution systems businesses, acquired businesses, equipment additions, and BCIS facilities improvements and expansion and is net of the impact of cost reductions in the risk and derivatives and investor accounting systems businesses. The 1999 increase is due primarily to equipment additions, BCIS facilities improvements and to acquired businesses, and is net of lower costs resulting from the sale of the HIS businesses.

     Sales, marketing and administration expenses increased $53.5 million, or 17%, and $18.2 million, or 6%, in 2000 and 1999, respectively. The 2000 increase is due to acquired businesses and to the new global account management and corporate marketing programs and is net of the impact of cost reductions in the risk and derivatives and investor accounting systems businesses. The 1999 increases are due primarily to the additional expenses of acquired businesses and BCIS severance costs, and are net of the impact of a $13.9 million reduction in expense associated with long-term equity incentive plans, the favorable settlement of a BCIS contract dispute and lower costs resulting from the sale of the HIS businesses.

     Product development expenses increased $15.8 million, or 12%, and $2.1 million, or 2%, in 2000 and 1999, respectively. The 2000 increase is due primarily to acquired businesses and ISS development initiatives, which include increasing connectivity between certain ISS systems. The 1999 increase is due primarily to the addition of expenses associated with acquired businesses and is net of a decline in development spending associated with risk and derivatives systems and lower costs resulting from the sale of the HIS businesses. Gross development costs capitalized are $10.2 million, $4.8 million and $8.0 million in 2000, 1999 and 1998, respectively. Amortization of previously capitalized development costs, included in depreciation and amortization, are $6.3 million, $5.2 million and $5.9 million in 2000, 1999 and 1998, respectively, resulting in net capitalized development costs of $3.9 million, ($0.4) million and $2.1 million in 2000, 1999 and 1998, respectively.

     Depreciation and amortization increased $11.9 million, or 15%, and $5.4 million, or 8%, in 2000 and 1999, respectively. The increases are due primarily to purchases of computer and telecommunications equipment, BCIS facilities improvements, and depreciation and amortization associated with acquired businesses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations continued

     Amortization of all acquisition-related intangible assets totaled $57.3 million, $45.2 million and $44.4 million in 2000, 1999 and 1998, respectively ($0.28, $0.23 and $0.23 per diluted share, respectively), an increase of $12.1 million, or 27%, and $0.8 million, or 2%, respectively. Amortization of goodwill totaled $16.9 million, $13.0 million and $13.3 million in 2000, 1999 and 1998, respectively ($0.10, $0.08 and $0.08 per diluted share, respectively).

     As explained in Note 2 of Notes to Consolidated Financial Statements, the Company recorded merger costs of $13.2 million, $99.2 million and $14.6 million in 2000, 1999 and 1998, respectively ($0.06, $0.55 and $0.10 per diluted share, respectively). The Company also recorded extraordinary gains in 1999 and 1998 of $10.7 million and $3.1 million, respectively ($0.08 and $0.02 per diluted share, respectively). The extraordinary gains are related to the sale of the HIS businesses and Oshap’s early retirement of debt (see Note 2 of Notes to Consolidated Financial Statements).

     Net interest income increased $7.0 million and $7.2 million in 2000 and 1999, respectively. The increase in 2000 is due primarily to higher interest rates and to higher average cash and short-term investment balances. The increase in 1999 is due primarily to higher average cash and short-term investment balances. There were no borrowings under the Company’s line of credit during 2000 or 1999.

     The effective income tax rates are 40.3%, 59.6% and 41.5% in 2000, 1999 and 1998, respectively. The decrease in the 2000 rate is due primarily to lower nondeductible merger costs. The increase in the 1999 rate is due to higher nondeductible merger costs, including a $71.5 million noncash charge related to the acquisition of ASC (see Note 2 of Notes to Consolidated Financial Statements). Excluding these nondeductible costs, as well as the effect of extraordinary items, the 2000, 1999 and 1998 effective income tax rates would have been 40.1%, 40.5% and 40.4%, respectively.

Liquidity and Capital Resources

At December 31, 2000, cash and short-term investments are $436.1 million, an increase of $44.8 million from December 31, 1999, after spending $172.2 million on acquired businesses and $14.7 million for shares of the Company’s common stock in connection with a stock repurchase plan (see Note 11 of Notes to Consolidated Financial Statements). Cash flow from operations increased 24%, exceeding $325 million in 2000. The Company has only $13.8 million of short- and long-term debt, while stockholders’ equity exceeds $1.4 billion at December 31, 2000. The allowance for doubtful accounts is $25.1 million at December 31, 2000, compared to $34.1 million at December 31, 1999. The decline is due primarily to the write-off of old receivables deemed to be uncollectible. Since these receivables had previously been reserved and expensed, the write-off has no effect on the statement of operations or the financial position of the Company.

     At December 31, 2000, the Company’s remaining commitments consist primarily of operating leases for computer equipment and facilities aggregating $295.9 million, of which $76.9 million will be paid in 2001. The Company expects that its existing cash resources and cash generated from operations for the foreseeable future will be sufficient to meet its operating requirements, contingent payments in connection with business acquisitions and ordinary capital spending needs. Furthermore, the Company has a $150.0 million credit agreement and believes that it has the capacity to secure additional credit or issue equity to finance additional capital needs.

Effect of Year 2000

The Company believes that year 2000 compliance concerns caused some decline in software buying and conversion activity during both the last half of 1999 and the first half of 2000, especially in the risk and derivatives systems businesses. As a result, the Company’s revenue growth rate during this period is lower than its historical revenue growth rate.

Consolidated Statements of Income

	year ended December 31,
(in thousands, except per-share amounts)	2000	1999	1998

Revenues:
Services	$1,401,081	$1,205,380	$1,040,938
License and resale fees	259,627	239,121	271,310

	1,660,708	1,444,501	1,312,248

Costs and expenses:
Cost of sales and direct operating	654,596	605,045	544,863
Sales, marketing and administration	364,334	310,830	292,650
Product development	147,277	131,482	129,353
Depreciation and amortization	88,708	76,843	71,453
Amortization of acquisition-related intangible assets	57,354	45,202	44,441
Merger costs	13,177	99,184	14,584

	1,325,446	1,268,586	1,097,344

Income from operations	335,262	175,915	214,904
Interest income	23,745	16,862	9,742
Interest expense	(2,241)	(2,321)	(2,398)

Income before income taxes and extraordinary items	356,766	190,456	222,248
Income taxes	143,794	117,306	93,546

Income before extraordinary items	212,972	73,150	128,702
Extraordinary items, net of income taxes
of $6,096 in 1999	—	10,670	3,074

Net income	212,972	83,820	131,776
Pro forma income tax expense (benefit)
related to acquired Subchapter S corporation	—	(27,381)	1,394

Pro forma net income	$212,972	$111,201	$130,382

Pro forma basic net income per common share:
Before extraordinary items	$1.61	$0.79	$1.06

After extraordinary items	$1.61	$0.88	$1.08

Shares used to compute basic net income
per common share	132,132	126,949	120,350

Pro forma diluted net income per common share:
Before extraordinary items	$1.57	$0.77	$1.01

After extraordinary items	$1.57	$0.85	$1.04

Shares used to compute diluted net income
per common share	135,702	130,195	125,455

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

	December 31,
(in thousands, except per-share amounts)	2000	1999

Assets
Current:
Cash and equivalents	$255,835	$286,990
Short-term investments	180,234	104,235
Trade receivables, less allowance for doubtful accounts of $25,126 and $34,141	359,597	278,114
Earned but unbilled receivables	56,018	56,288
Prepaid expenses and other current assets	43,099	35,615
Deferred income taxes	16,959	25,565

Total current assets	911,742	786,807

Investment in common stock	9,114	49,902
Property and equipment, less accumulated depreciation of $377,268 and $318,405	208,580	182,682
Software products, less accumulated amortization of $179,980 and $146,185	150,290	110,355
Goodwill, less accumulated amortization of $76,352 and $59,840	296,864	211,791
Other tangible and intangible assets, less accumulated amortization of $90,473
and $77,740	127,431	93,393
Deferred income taxes	141,164	129,832

	$1,845,185	$1,564,762

Liabilities and Stockholders’ Equity
Current:
Short-term and current portion of long-term debt	$5,908	$7,755
Accounts payable	20,890	14,924
Accrued compensation and benefits	109,858	84,971
Other accrued expenses	58,963	61,820
Accrued income taxes	14,314	13,142
Deferred revenues	184,837	165,866

Total current liabilities	394,770	348,478

Long-term debt	7,939	5,517

Commitments and contingencies (see Note 13)
Stockholders’ equity:
Preferred stock, par value $.01 per share; 5,000 shares authorized, of which
3,200 is designated as Series A Junior Participating Preferred Stock	—	—
Common stock, par value $.01 per share; 320,000 shares
authorized; 133,654 and 128,505 shares issued	1,337	1,285
Capital in excess of par value	659,404	591,998
Restricted stock plans and notes receivable from common stock	(941)	(1,768)
Retained earnings	820,067	608,519
Accumulated other comprehensive income (loss)	(22,680)	10,733

	1,457,187	1,210,767
Treasury stock, at cost, 325 and 0 shares	(14,711)	—

Total stockholders’ equity	1,442,476	1,210,767

	$1,845,185	$1,564,762

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	year ended December 31,
(in thousands)	2000	1999	1998

Cash Flow From Operations
Net income	$212,972	$83,820	$131,776
Reconciliation of net income to cash flow from operations:
Depreciation and amortization	146,062	122,045	115,894
Extraordinary gains, net of income taxes	—	(10,670)	(3,074)
Noncash compensation charge related to the ASC acquisition	—	71,459	—
Purchased in-process research and development	10,421	—	—
Other noncash charges (credits)	(9,784)	4,860	22,270
Deferred income tax provision (benefit)	10,292	(4,755)	(13,817)
Accounts receivable and other current assets	(67,107)	(15,451)	(73,621)
Accounts payable and accrued expenses	16,369	1,014	50,804
Deferred revenues	6,046	10,876	18,779

Cash flow from operations	325,271	263,198	249,011

Financing Activities
Cash received from stock option and award plans	45,848	40,514	28,386
Cash received from borrowings	25	4,856	5,700
Pre-acquisition cash distributions to shareholders of
acquired corporations, net	—	(5,605)	(9,655)
Cash received by consolidated subsidiary from issuing
shares to minority owners	—	—	8,500
Cash paid for treasury stock	(14,711)	—	(871)
Cash paid to repay debt	(9,318)	(26,445)	(13,684)

Total financing activities	21,844	13,320	18,376

Investment Activities
Cash paid for acquired businesses, net of cash acquired	(172,244)	(96,763)	(26,121)
Cash paid for property and equipment	(98,881)	(95,829)	(73,253)
Cash paid for software and other assets	(31,821)	(16,489)	(14,691)
Cash paid for purchases of short-term investments	(170,598)	(93,018)	(21,661)
Cash received from sale of subsidiaries	—	25,000	—
Cash received from sales and maturities of short-term
investments	95,274	22,560	42,434

Total investment activities	(378,270)	(254,539)	(93,292)

Increase (decrease) in cash and equivalents	(31,155)	21,979	174,095
Beginning cash and equivalents	286,990	265,011	90,916

Ending cash and equivalents	$255,835	$286,990	$265,011

Supplemental Information
Interest paid	$1,959	$2,310	$2,808

Income taxes paid	$116,997	$114,872	$81,227

Acquired businesses:
Property and equipment	$2,843	$3,142	$1,312
Software products	56,582	41,676	6,409
Purchased in-process research and development	10,421	—	—
Goodwill and other tangible and intangible assets	136,722	82,867	27,737
Deferred income taxes	(1,069)	100,774	233
Purchase price obligations and debt assumed	(9,943)	(8,077)	(3,021)
Net current assets acquired (liabilities assumed)	(20,813)	619	(12,362)
Common stock issued and net equity acquired in
poolings of interests	(2,499)	(124,238)	5,813

Cash paid for acquired businesses, net of cash
acquired of $1,055, $3,029 and $1,708 in 2000,
1999 and 1998, respectively	$172,244	$96,763	$26,121

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders’ Equity

	preferred stock		common stock

(in thousands)
	number of shares	par value	number of shares	par value

Balances, December 31, 1997	—	$—	118,767	$1,187
Poolings of interests	—	—	1,343	13
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized losses on investments	—	—	—	—
Total comprehensive income
Stock issued for acquired company	—	—	15	1
Pre-acquisition contributions (distributions)	—	—	—	—
Purchase of common stock	—	—	—	—
Note repayments, net of issuances	—	—	—	—
Shares issued under stock plans	—	—	2,477	25
Compensation expense related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances, December 31, 1998	—	—	122,602	1,226
Poolings of interests	—	—	1,837	18
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized gains on investments (net of income taxes of $12,060)	—	—	—	—
Total comprehensive income
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Noncash compensation expense resulting from the ASC acquisition	—	—	—	—
Noncash broker fee in connection with the ASC acquisition	—	—	—	—
Purchase of minority interests in MINT and Decalog	—	—	407	4
Pre-acquisition distributions	—	—	—	—
Note repayments	—	—	—	—
Shares issued under stock plans	—	—	3,659	37
Compensation expense related to stock plans	—	—	—	—
Options earned under long-term incentive plan	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances, December 31, 1999	—	—	128,505	1,285
Pooling of interests	—	—	2,227	22
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized loss on investments (net of income taxes of $14,040)	—	—	—	—
Total comprehensive income
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Purchase of common stock	—	—	—	—
Note repayments	—	—	—	—
Shares issued under stock plans	—	—	2,922	30
Compensation expense related to stock plans	—	—	—	—
Options earned under long-term incentive plan	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances, December 31, 2000	—	$—	133,654	$1,337

The accompanying notes are an integral part of these financial statements.

			accumulated other
			comprehensive income (loss)		treasury stock

	restricted stock			unrealized gains
	plans and notes			(losses) on
capital in excess	receivable from		foreign currency	marketable	number
of par value	common stock	retained earnings	translation	securities	of shares	cost	total

$259,995	$(3,291)	$439,979	$(6,912)	$93	(572)	$(2,925)	$688,126
4,357	—	(11,644)	(221)	—	—	—	(7,495)

—	—	131,776	—	—	—	—
—	—	—	(168)	—	—	—
—	—	—	—	(91)	—	—
							131,517
912	—	—	—	—	—	—	913
9,140	—	(23,588)	—	—	—	—	(14,448)
—	—	—	—	—	(69)	(871)	(871)
—	221	—	—	—	—	—	221
28,014	(688)	—	—	—	—	—	27,351
1,791	629	—	—	—	—	—	2,420
12,713	—	—	—	—	—	—	12,713

316,922	(3,129)	536,523	(7,301)	2	(641)	(3,796)	840,447
3,434	—	(6,219)	—	—	641	3,796	1,029

—	—	83,820	—	—	—	—
—	—	—	(4,364)	—	—	—
—	—	—	—	22,396	—	—
							101,852
103,004	—	—	—	—	—	—	103,004
71,459	—	—	—	—	—	—	71,459
3,531	—	—	—	—	—	—	3,531
23,512	—	—	—	—	—	—	23,516
—	—	(5,605)	—	—	—	—	(5,605)
—	1,369	—	—	—	—	—	1,369
39,986	(631)	—	—	—	—	—	39,392
—	623	—	—	—	—	—	623
11,043	—	—	—	—	—	—	11,043
19,107	—	—	—	—	—	—	19,107

591,998	(1,768)	608,519	(11,665)	22,398	—	—	1,210,767
4,376	—	(1,424)	(427)	—	—	—	2,547

—	—	212,972	—	—	—	—
—	—	—	(6,912)	—	—	—
—	—	—	—	(26,074)	—	—
							179,986
805	—	—	—	—	—	—	805
—	—	—	—	—	(325)	(14,711)	(14,711)
—	100	—	—	—	—	—	100
45,604	—	—	—	—	—	—	45,634
—	727	—	—	—	—	—	727
4,472	—	—	—	—	—	—	4,472
12,149	—	—	—	—	—	—	12,149

$659,404	$(941)	$820,067	$(19,004)	$(3,676)	(325)	$(14,711)	$1,442,476

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

SunGard Data Systems Inc. (the Company), through its subsidiaries, provides technology solutions, principally proprietary software and application services to the financial services industry, and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

     During March 1999, the Company acquired Automated Securities Clearance, Ltd. (ASC). ASC was a Subchapter S corporation before the Company acquired it; therefore, all income passed through directly to and substantially all income taxes were paid directly by the former shareholder of ASC. Net income and all net income per share amounts prior to the acquisition are presented on a pro forma basis since generally accepted accounting principles require the presentation of pro forma income tax expense for ASC as if ASC had been a Subchapter C corporation for all periods presented.

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

Revenue Recognition

Revenues from processing services, business continuity and Internet services and software maintenance services are recognized over the terms of the related contracts or as the related services are provided. Revenues from license fees of proprietary products are generally recognized upon the signing of a contract and delivery of the product, as long as the fee is considered to be fixed or determinable and collection is probable.

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

Short-term Investments

The Company classifies all of its short-term investments as available-for-sale securities. Short-term investments consist primarily of government agency bonds and notes and corporate obligations which are stated at market value, with unrealized gains and losses net of income tax on such securities reflected in stockholders’ equity as a component of other comprehensive income (loss). Realized gains and losses on short-term investments are included in earnings and are derived using the specific-identification method for determining cost of securities. The fair values of investments are determined using quoted market prices.

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

Property and Equipment

Property and equipment are recorded at cost and depreciation is provided on the straight-line method over the estimated useful lives of the related assets (two to eight years for equipment and ten to forty years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter.

Foreign Currency Translation

The functional currency of each of the Company’s foreign operations is the local currency of the country in which the operation is headquartered. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates during the period.

Increases and decreases in net assets resulting from foreign currency translation are reflected in stockholders’ equity as a component of other comprehensive income (loss).

Investment in Common Stock

Long-term investment in common stock consists of 1.7 million shares of common stock (approximately 16.6%) of Tecnomatix Technologies Ltd. (Nasdaq:TCNO). These shares were acquired in connection with a 1999 acquisition (see Note 2 of Notes to Consolidated Financial Statements). In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” this investment is classified as available for sale. The investment is stated at market value, with unrealized gains and losses net of income tax reflected in stockholders’ equity as a component of other comprehensive income (loss). The fair value of the investment is determined using quoted market prices.

Software Development and Product Costs

Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements to existing products incurred before the establishment of technological feasibility. In 1999, the Company recorded an expense of $3.3 million for the impairment of certain acquired software products.

     Costs associated with purchased software, software obtained through business acquisitions and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Amortization of all software products aggregated $37.5 million, $27.7 million and $23.5 million during 2000, 1999 and 1998, respectively.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to thirty years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows of the acquired businesses, as well as benefits that the acquired businesses contribute to existing and related products, services and markets. After consideration of these factors, the Company determines whether a reduction in amortizable life or charge for impairment is appropriate. The Company believes that no impairment of goodwill existed at December 31, 2000.

     In 1998, the Company recorded a charge of $6.5 million for both the partial impairment of goodwill associated with a United Kingdom-based investment support systems processing business and the write-off of the remaining goodwill associated with an Australia-based investment support systems business.

Other Tangible and Intangible Assets

Other tangible and intangible assets consist primarily of customer bases and noncompetition agreements obtained in business acquisitions and long-term investments. Customer bases are amortized using the straight-line method over their estimated useful lives, ranging from four to seventeen years. Noncompetition agreements are amortized using the straight-line method over the term of such agreements, ranging from two to seven years. Long-term investments consist primarily of three minority-interest investments in businesses that work closely with certain of the Company’s operating units that provide products and services complementary to those provided by the Company.

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

2. Acquisitions and Dispositions

Pooling-of-Interests Transactions

In 2000, the Company completed one acquisition in its investment support systems (ISS) business accounted for as a pooling of interests. A total of 2.2 million shares of common stock were issued in connection with this acquisition, and outstanding options to buy shares of the acquired company were converted into options to buy 0.3 million shares of the Company’s common stock. Historical financial information has not been restated due to immateriality.

     In 1999, the Company completed ten acquisitions in its ISS business accounted for as poolings of interests. A total of 18.8 million shares of common stock were issued in connection with these acquisitions, and outstanding options to buy shares of the acquired companies were converted into options to buy 1.6 million shares of the Company’s common stock. Five of these acquisitions required restatement of all historical financial information.

     In 1998, the Company completed three ISS acquisitions accounted for as poolings of interests. A total of 14.6 million shares of common stock were issued in connection with these acquisitions, and outstanding options to buy shares of the acquired companies were converted into options to buy 1.7 million shares of the Company’s common stock. One of these acquisitions required restatement of all historical financial information.

Notes to Consolidated Financial Statements continued

Purchase Transactions

During 2000, the Company completed nine ISS acquisitions accounted for as purchases. Total cash paid is $172.7 million, subject to certain adjustments. Goodwill recorded in connection with all of these acquisitions is $102.1 million. During 2000, the Company also paid $0.6 million as additional consideration based upon the operating performance of businesses previously acquired.

     Also in connection with certain previously acquired businesses, a total of up to $45.2 million could be paid as additional consideration contingent upon the future operating performance of these businesses.

     During 1999, the Company completed eight ISS acquisitions accounted for as purchases. The total cash paid is $98.4 million, subject to certain adjustments. The Company also paid $1.4 million as additional consideration based upon the operating performance of businesses previously acquired. In conjunction with the Company’s pooling of interests with Oshap Technologies Ltd. (Oshap), the Company also acquired the minority interests of two Oshap subsidiaries, MINT Software Technologies Ltd. (MINT) and Decalog N.V. (Decalog). In addition to the cash paid, the Company also issued 0.4 million shares of common stock and converted unvested stock options into 0.4 million options to purchase common stock of the Company. Goodwill recorded in connection with all of these acquisitions is $64.1 million.

     During 1998, the Company completed six acquisitions accounted for as purchases, five of which are in its ISS business and one in its business continuity and Internet services (BCIS) business. The total cash paid is $16.9 million, subject to certain adjustments. Goodwill recorded is approximately $6.7 million. The Company also paid $5.0 million as additional consideration based upon the operating performance of businesses previously acquired. Also during 1998, certain businesses that the Company acquired in 1999, in pooling-of-interests transactions that required restatement of all historical financial information, made cash payments totaling $7.1 million in connection with purchase transactions. Goodwill recorded in connection with these acquisitions is $2.4 million.

     The results of operations of all of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

Merger Costs

During 2000, the Company recorded $13.2 million ($8.5 million after tax; $0.06 per diluted share) for merger costs. These costs include $10.4 million ($6.3 million after tax; $0.05 per diluted share) for purchased in-process research and development in connection with the acquisitions of the Risk and Exposure Management business of GE Information Services, Inc. and Global Information Solutions Ltd. This charge, equal to approximately 8% of the total cash paid, represents, as of the date of acquisition, the value of software products still in development but not considered to have reached technological feasibility or to have any alternative future use. The amounts allocated to purchased in-process research and development are based on independent appraisals, which include an analysis of the businesses and expected cash flows, along with the risks associated with completing the development projects and attaining the expected cash flows. The remaining merger costs, which generally are not tax deductible, consist principally of investment banking, legal, accounting and printing fees in connection with poolings of interests.

     During 1999, the Company recorded $99.2 million ($71.3 million pro forma after tax; $0.55 per diluted share) for merger costs. These costs are related to acquisitions accounted for as poolings of interests and include a noncash compensation charge of $71.5 million ($45.0 million pro forma after tax; $0.35 per diluted share) related to a pre-existing employment agreement with an executive of ASC. This agreement obligated ASC to issue to the executive 25% of the shares the Company issued in the merger. The fair value of these shares and the related payroll costs have been recorded as one-time noncash costs associated with the merger. The remaining merger costs, which generally are not tax deductible, consist principally of investment banking, legal, accounting and printing fees in connection with poolings of interests.

     During 1998, the Company recorded $14.6 million ($12.4 million after tax; $0.10 per diluted share) for merger and restructuring costs. Merger costs are associated with poolings of interests and costs associated with the expiration of the Company’s offer to acquire Rolfe & Nolan Plc. Restructuring costs associated with a merger are $2.7 million. Approximately $1.5 million of these costs are severance costs that were paid to twenty-seven employees whose employment was terminated because they were in redundant software development and administrative functions, and approximately $1.2 million of these costs are associated with the closing of duplicate office facilities.

Dispositions and Extraordinary Items

On March 31, 1999, the Company sold two wholly owned HIS subsidiaries. Total cash received in connection with the sale of the HIS businesses is $25.0 million, resulting in an after-tax gain of $10.4 million ($0.08 per diluted share). The gain on the sale is reflected in the Consolidated Statements of Income as an extraordinary item in accordance with the reporting requirements for a sale of assets following a recently completed business combination accounted for as a pooling of interests.

     During 1999 and 1998, extraordinary gains of $0.3 million (less than $0.01 per diluted share) and $3.1 million ($0.02 per diluted share), respectively, were recorded as a result of Oshap’s early retirement of debt.

3. Net Income per Common Share

The computation of the number of shares used in calculating basic and diluted net income per common share for each of the years ended December 31 follows (in thousands):

	2000	1999	1998

Weighted-average
common shares
outstanding	132,080	126,869	120,328
Contingent shares	52	80	22

Total shares used for
calculation of basic
net income per
common share	132,132	126,949	120,350
Employee stock options	3,570	3,234	4,935
Contingent stock
options	—	12	170

Total shares used for
calculation of diluted
net income per
common share	135,702	130,195	125,455

4. Short-term Investments and Investment in Common Stock

Short-term investments and investment in common stock consist of the following at December 31 (in thousands):

		unrealized
		gains
	cost	(losses)	fair value

2000
Government obligations	$78,160	$205	$78,365
Corporate obligations	101,702	167	101,869

	179,862	372	180,234
Long-term investment in
common stock	15,142	(6,028)	9,114

	$195,004	$(5,656)	$189,348

1999
Government obligations	$44,079	$(226)	$43,853
Corporate obligations	60,458	(76)	60,382

	104,537	(302)	104,235
Long-term investment in
common stock	15,142	34,760	49,902

	$119,679	$34,458	$154,137

     Maturities of short-term investments consist of the following at December 31, 2000 (in thousands):

	cost	fair value

Due within one year	$74,478	$74,491
Due in one year through
three years (average
maturity 1.6 years)	105,384	105,743

	$179,862	$180,234

5. Property and Equipment

Property and equipment consist of the following at
December 31 (in thousands):

	2000	1999

Computer and
telecommunications
equipment	$385,031	$327,544
Leasehold improvements	85,557	80,894
Office furniture and equipment	66,797	60,735
Buildings and improvements	26,490	26,152
Land	3,059	3,059
Construction in progress	18,914	2,703

	585,848	501,087
Accumulated depreciation
and amortization	(377,268)	(318,405)

	$208,580	$182,682

6. Long-term Debt

Long-term debt consists of the following at December 31 (in thousands):

	2000	1999

Purchase price obligations
due former owners of
acquired businesses	$10,476	$4,478
Bank debt (interest rates
ranging from 6% to 8%)	1,503	3,489
Other, primarily capital lease
obligations for computer
equipment and buildings	1,868	5,305

	13,847	13,272
Current maturities	(5,908)	(7,755)

	$7,939	$5,517

     The Company has an unsecured revolving credit agreement (Credit Agreement) that provides for up to $150.0 million of borrowings for the period ending August 2003. The Company may borrow at LIBOR plus a margin, depending upon certain financial ratios at the time of the borrowing, or a base rate, generally the Prime rate, at the Company’s option. In order to remain eligible to borrow under the Credit Agreement, the Company must, among other requirements, maintain a defined minimum net worth and fixed-charge

Notes to Consolidated Financial Statements continued

coverage ratio and limit its total debt. There were no borrowings under the Credit Agreement during 2000 or 1999.

     Annual maturities of long-term debt during the next five years are as follows (in millions): 2001—$5.9; 2002—$6.2; 2003—$0.4; 2004—$0.1; and 2005—$0.1.

7. Stock Option and Award Plans

Employee Stock Purchase Plans

Under the Company’s Employee Stock Purchase Plans, a maximum of 8.4 million shares of common stock may be issued to substantially all employees. Eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions. The purchase price is equal to 85% of the lower of the closing price of the Company’s common stock on the first business day or the last business day of each calendar quarter. During 2000, 1999 and 1998, employees purchased 0.6 million, 0.5 million and 0.4 million shares, respectively, at average purchase prices of $26.26, $25.11 and $30.95 per share, respectively. At December 31, 2000, 4.3 million shares of common stock were reserved for issuance under these plans.

Equity Incentive Plans

Under the Company’s Equity Incentive Plans, awards or options to purchase shares of common stock may be granted to key employees of the Company. Options may be either incentive stock options or nonqualified stock options and the option price generally must be at least equal to the fair value of the Company’s common stock on the date of award or grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule. The number of shares available under the 1998 Equity Incentive Plan will increase each year by the number of option shares exercised during the previous year under all of the Company’s equity plans, subject to a maximum increase of 2% of outstanding shares as of the end of the previous year.

     During 2000, 1999 and 1998, performance accelerated stock options (PASOs) were awarded for an aggregate of 1.6 million, 1.3 million and 0.8 million shares, respectively. PASOs are nonqualified options that are granted annually near the beginning of a three-year performance period at an exercise price equal to the fair value of the Company’s common stock on the date of grant, with a term of ten years beginning on the date of grant. Shares vest under PASOs nine and one-half years after the date of grant, except that vesting may be fully or partially accelerated at the end of the third year if certain financial performance goals are met over the three-year period.

     Prior to 1998, long-term incentive plan awards (LTIP awards) were granted for future options. The actual number of shares and the exercise price per share were contingent upon achieving certain operating results over a three-year period. During 2000, 1999 and 1998, 0.3 million, 0.4 million and 0.1 million options were issued under the 1997, 1996 and 1995 LTIP awards, at exercise prices ranging from $1.00 to $19.88 per share. Compensation expense of $13.7 million was recorded during the year ended December 31, 1998 in connection with LTIP awards.

The table below summarizes transactions under these equity incentive plans:

		shares (in thousands)

	available	under option	under LTIP award	weighted- average price

Balances at December 31, 1997	1,791	10,325	1,129	$11.39
Poolings of interests	—	36	—	1.28
Authorized	3,030	—	—	—
LTIP maturity	135	112	(247)	7.10
Canceled	(389)	(471)	—	18.97
Granted	(2,785)	2,785	—	32.44
Exercised	—	(2,089)	—	7.69

Balances at December 31, 1998	1,782	10,698	882	17.18
Poolings of interests	—	354	—	11.52
Authorized	1,898	—	—	—
LTIP maturity	104	362	(466)	9.23
Expired	(559)	—	—	—
Canceled	1,282	(1,282)	—	28.12
Granted	(4,444)	4,444	—	31.42
Exercised	—	(3,106)	—	8.83

Balances at December 31, 1999	63	11,470	416	23.31
Pooling of interests	—	289	—	5.78
Authorized	9,070	—	—	—
LTIP maturity	101	315	(416)	9.53
Expired	(196)	—	—	—
Canceled	2,048	(2,048)	—	29.73
Granted	(7,076)	7,076	—	34.68
Exercised	—	(2,312)	—	12.86

Balances at December 31, 2000	4,010	14,790	—	28.85

     The following table summarizes information concerning outstanding and exercisable options (in thousands) at December 31, 2000:

		options outstanding		options excercisable

		weighted-average

range of exercise prices	number of options	remaining life (years)	exercise price	number of options	weighted-average exercise price

$1.00 to $20.00	2,932	5.1	$11.87	2,563	$11.47
$20.01 to $30.00	2,284	8.0	24.09	656	23.07
$30.01 to $35.00	5,976	8.7	31.97	409	32.83
$35.01 to $40.00	2,762	9.0	38.47	108	38.41
over $40.00	836	9.9	47.31	—	—

     At December 31, 2000, 23.2 million shares of common stock were reserved for issuance under all of the Company’s equity incentive and stock purchase plans, including 0.1 million shares under the restricted stock plan.

Restricted Stock Award Plan

The Company’s Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of restricted shares of the Company’s common stock to the Company’s outside directors. Before 2000, each outside director automatically received an initial award of 20,000 shares of the Company’s common stock upon election to the Company’s board of directors and, upon re-election as an outside director every fifth year thereafter, automatically received another 20,000 shares. For future awards, shares awarded to each outside director will be equal to the number of shares with a fair market value of $0.5 million at the date of grant. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 20,000 shares were granted during 1999 and 1998 at a fair value of $31.55 and $34.44 per share, respectively. There were no awards during 2000.

     Unearned compensation expense related to the RSAP is reported as a reduction of stockholders’ equity in the accompanying consolidated financial statements. For accounting purposes, compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions and is based on the market value on the award date less the par value of the shares awarded. Compensation expense related to this plan aggregated $0.6 million, $0.6 million and $0.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Pro Forma Information

The Company applies APB Opinion No. 25 “Accounting for Stock Issued to Employees” in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its LTIP and RSAP awards and no expense has been recorded for its other stock-based plans. FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), changes the method for recognition of cost on stock option and award plans. Adoption of the cost recognition requirements under SFAS 123 is optional; however, pro forma information is presented in the following paragraph.

     Had compensation cost for the Company’s stock option and award plans been determined based upon the fair value at the date of grant or award, as prescribed under SFAS 123, the Company’s net income would have been reduced by approximately $22.7 million, $15.7 million and $4.6 million ($0.17, $0.12 and $0.04 per diluted share, respectively) in 2000, 1999 and 1998, respectively. The fair value of the options granted during 2000, 1999 and 1998 is estimated to be $20.45, $15.62 and $16.34 per share, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions: volatility of 54%, 51% and 38% in 2000, 1999 and 1998, respectively; expected term of six years; risk-free interest rate of 5%, 6.6% and 5% in 2000, 1999 and 1998, respectively; and no dividend yield. The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of the impact on future years since the Company anticipates that additional options and awards will be made in future years.

8. Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will match employee contributions up to 4% of employee compensation, subject to certain limitations. Total expense under these plans aggregated $15.3 milllion, $13.7 million and $11.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Notes to Consolidated Financial Statements continued

9. Income Taxes

The provisions for income taxes for each of the years ended December 31 consist of the following (in thousands):

	2000	1999	1998

Current
Federal	$96,079	$90,836	$79,681
State	26,267	24,756	19,405
Foreign	11,156	12,565	8,277

	133,502	128,157	107,363

Deferred
Federal	9,002	(3,847)	(11,702)
State	1,230	(638)	(2,115)
Foreign	60	(270)	—

	10,292	(4,755)	(13,817)

	$143,794	$123,402	$93,546

     Differences between income tax expense at the U.S. federal statutory income tax rate and the Company’s effective income tax rate for each of the years ended December 31 are as follows (in thousands):

	2000	1999	1998

Tax at federal
statutory rate	$124,868	$72,527	$76,527
State income taxes,
net of federal benefit	17,665	16,091	10,734
Nondeductible merger
costs	560	34,714	2,267
Nondeductible intangible
amortization	3,181	2,637	3,910
Tax-exempt interest
income	(856)	(438)	(491)
Foreign taxes	(5,709)	(5,017)	(244)
Net operating losses	3,525	1,635	—
Other, net	560	1,253	843

	$143,794	$123,402	$93,546

Effective income tax rate	40.3%	59.6%	41.5%

     Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded at December 31 (in thousands):

	2000	1999

Current:
Accounts receivable	$6,647	$12,290
Accrued compensation
and benefits	7,386	7,137
Other accrued expenses	2,256	3,707
Deferred revenues and
acquisition-related items	670	2,431

Total current deferred
income tax asset	$16,959	$25,565

Long-term:
Accounts receivable	$(847)	$(1,763)
Property and equipment	16,545	10,728
Intangible assets	100,580	109,570
Net operating loss
carry-forwards	9,794	9,469
Long-term incentive plan	4,449	7,559
Purchased in-process research
and development and other
acquisition-related items	18,003	15,904
Unrealized (gain) loss on
common stock investment	2,434	(12,166)

Total long-term deferred
income tax asset	150,958	139,301
Valuation allowance	(9,794)	(9,469)

Net long-term deferred
income tax asset	$141,164	$129,832

     A valuation allowance for deferred income tax assets associated with net operating loss carry-forwards has been established since the Company currently believes it is more likely than not that the deferred income tax assets will not be realized. Tax loss carry-forwards of North American subsidiaries, totaling $20.1 million, expire between 2001 and 2020. Tax loss carry-forwards of Israeli subsidiaries, totaling $7.7 million, are unlimited in duration and are linked to the Israeli consumer price index. The remaining tax loss carry-forwards of certain European and Asian subsidiaries total $9.0 million and have various expiration dates beginning in 2003.

10. Stockholder Rights Plan

On July 18, 2000, the Company’s board of directors adopted a Stockholder Rights Plan under which all stockholders of record as of July 20, 2000 received rights to purchase shares of Series A Junior Participating Preferred Stock (“Preferred Stock”). Each right will detach from the common stock and trade separately should any person or group acquire beneficial ownership of 15% or more of the Company’s common stock or announce a tender offer for 15% or more of the Company’s common stock. If a person or group acquires beneficial ownership of 15% or more of the Company’s common stock (“Acquiring Person”), all rights except for those held by the Acquiring Person become rights to purchase one one-hundredth of one share of Preferred Stock for $175, or $175 of the Company’s common stock at a 50% market discount, subject to adjustment by the Company’s board of directors. If the Company merges, consolidates or engages in a similar transaction with an Acquiring Person, each holder has a “flip over” right to buy discounted stock in the acquiring entity.

     These rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by stockholders of record as of the close of business on July 20, 2000. Until the occurrence of certain events, the rights are represented by and traded in tandem with common stock and cannot be separately traded. Under certain circumstances, the rights are redeemable at a price of $0.01 per right. Further, upon the occurrence of certain events, the Company’s board of directors has the option to exchange one share of common stock per right. The rights expire on July 20, 2010. The rights have no voting rights.

     The Company’s board of directors may amend or terminate the Stockholder Rights Plan at any time or redeem the rights prior to the time a person acquires more than 15% of the Company’s common stock.

11. Stock Repurchase Plan

On August 22, 2000, the Company announced that its board of directors authorized the Company to purchase up to 2.0 million shares of its common stock through August 18, 2001. The repurchases will be made from time to time in the open market, at the discretion of management. Shares purchased under this plan will be used for the Company’s equity incentive and employee stock purchase plans and other general corporate purposes. Through December 31, 2000, there were 0.3 million shares of the Company’s common stock purchased under this plan.

12. Operating Segments and Geographic Information

The Company’s three operating segments consist of its investment support systems (ISS) business, business continuity and Internet services (BCIS) business, and a third segment referred to as Other Businesses. The Company’s operating segments are groups of businesses that offer similar products and services. The segments are managed separately since each business requires different technology and marketing strategies.

     ISS designs, markets and maintains a comprehensive set of proprietary software applications that are delivered to customers on license and application-service-provider bases. The fundamental purpose of these systems is to automate the complex transaction processing associated with investment operations. BCIS provides customers with business continuity services and high-availability infrastructure, enabling customers to have around-the-clock access to business-critical information. BCIS also provides Web-hosting and co-location services, as well as outsourcing and remote-access computer services. Other Businesses is comprised of a business that provides a work-flow management system, which increases efficiency and flexibility in managing healthcare insurance organizations, and an automated mailing-services business.

Notes to Consolidated Financial Statements continued

The 2000, 1999 and 1998 operating results and certain asset information for each operating segment follow (in thousands):

			Other	total operating	corporate and		consolidated
2000	ISS	BCIS	Businesses	segments	other items		total

Revenues	$1,218,454	$410,834	$31,420	$1,660,708	$—		$1,660,708
Depreciation and
amortization	92,365	51,592	1,462	145,419	643		146,062
Operating income	244,696	117,744	8,957	371,397	(36,135	)(1)	335,262
Total assets	1,084,937	248,887	19,778	1,353,602	491,583	(2)	1,845,185
Cash paid for property
and equipment	38,322	59,789	411	98,522	359		98,881

1999

Revenues	$1,052,378	$357,937	$34,186	$1,444,501	$—		$1,444,501
Depreciation and
amortization	72,258	47,347	1,821	121,426	619		122,045
Operating income	189,824	94,371	5,024	289,219	(113,304	)(1)	175,915
Extraordinary items,
net of income taxes	299	—	10,371	10,670	—		10,670
Total assets	961,776	240,304	16,726	1,218,806	345,956	(2)	1,564,762
Cash paid for property
and equipment	39,682	54,760	1,068	95,510	319		95,829

1998

Revenues	$957,375	$302,540	$52,333	$1,312,248	$—		$1,312,248
Depreciation and
amortization	69,068	43,409	3,033	115,510	384		115,894
Operating income	165,986	72,064	5,296	240,609	(28,442	)(1)	214,904
Extraordinary items,
net of income taxes	3,074	—	—	3,074	—		3,074
Total assets	876,700	200,549	9,937	1,087,186	127,006	(2)	1,214,192
Cash paid for property
and equipment	28,641	40,023	2,517	71,181	2,072		73,253

(1)	Includes corporate administrative expenses, merger costs associated with poolings of interests and, in 2000, purchased in-process research and development costs.
(2)	The Company does not allocate deferred income taxes. Amount is net of investments in subsidiaries, which are eliminated in consolidation.

     The Company’s revenues by customer location for each of the years ended December 31 follow (in thousands):

	2000	1999	1998

United States	$1,313,228	$1,147,521	$997,777

International:
Europe	228,574	199,661	222,168
Asia/Pacific	71,137	51,591	45,624
Canada	31,145	20,970	19,897
Other	16,624	24,758	26,782

	347,480	296,980	314,471

	$1,660,708	$1,444,501	$1,312,248

13. Commitments and Contingencies

Commitments
The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 2000 follow (in thousands):

2001	$76,910
2002	57,960
2003	40,840
2004	31,053
2005	25,178
Thereafter	63,949

$295,890

     Rent expense aggregated $88.7 million, $87.2 million and $82.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Contingencies

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings will be material to its business or financial condition.

Report of Independent Accountants

To The Board of Directors and Stockholders SunGard Data Systems Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 8, 2001