Form 10-K, Exhibit 13
period 2002-12-31
SUNGARD DATA SYSTEMS INC
filed 2003-03-31
CIK 789388

EXHIBIT 13.1

Portions of 2002 Annual Report to Stockholders

FINANCIAL HIGHLIGHTS

Selected Financial Information

(IN THOUSANDS / EXCEPT PER-SHARE AMOUNTS)	1998	1999	2000	2001	2002

Income Statement Data (1) (2) (3) (4)
Revenue	$1,351,431	$1,486,997	$1,703,096	$1,981,837	$2,593,237
Income from operations	214,904	175,915	335,262	399,210	547,233
Net income before extraordinary items	127,308	100,531	212,972	246,055	325,641
Net income	130,382	111,201	212,972	246,055	325,641
Basic net income per share before extraordinary items	0.53	0.40	0.81	0.89	1.15
Diluted net income per share before extraordinary items	0.51	0.39	0.78	0.86	1.12
Basic net income per share	0.54	0.44	0.81	0.89	1.15
Diluted net income per share	0.52	0.43	0.78	0.86	1.12

Balance Sheet Data
Total assets	$1,214,192	$1,564,762	$1,845,185	$2,898,158	$3,281,596
Total short-term and long-term debt	27,158	13,272	13,847	458,631	206,092
Stockholders’ equity	840,447	1,210,767	1,442,476	1,793,856	2,222,399

   (1)    Includes a charge for pro forma income taxes for periods before the March 1999 acquisition of Automated Securities Clearance, Ltd. (ASC). ASC was a Subchapter S corporation before the Company acquired it, and net income and all net income per share amounts before March 1999 are presented on a pro forma basis since generally accepted accounting principles require the presentation of pro forma income tax expense for ASC as if ASC had been a Subchapter C corporation for all periods presented.

   (2)    All revenue amounts include reimbursed expenses (see Note 1 of Notes to Consolidated Financial Statements). All per-share amounts before June 2001 are adjusted for the June 2001 two-for-one stock split.

   (3)    Includes amortization of goodwill, net of tax, of $10,048, $10,754, $13,877 and $17,853 in 1998, 1999, 2000 and 2001, respectively ($0.04, $0.04, $0.05 and $0.06 per diluted share, respectively — see Note 1 of Notes to Consolidated Financial Statements).

   (4)    1998 includes merger and restructuring costs of $14,584 ($12,369 after tax; $0.05 per diluted share) and after-tax extraordinary gains resulting from the early retirement of debt of $3,074 ($0.01 per diluted share). 1999 includes merger costs of $99,184 ($71,309 pro forma after tax; $0.27 per diluted share) and extraordinary gains of $16,766 ($10,670 after tax; $0.04 per diluted share) resulting from the sale of two wholly owned healthcare information systems businesses and from the early retirement of debt. 2000 includes charges of $13,177 ($8,547 after tax; $0.03 per diluted share) for purchased in-process research and development and merger costs. 2001 includes charges of $17,670 ($12,736 after tax; $0.04 per diluted share) for the write-off of an investment, facility shut-down and severance costs related to the acquisition of the Comdisco, Inc. availability solutions business (CAS) and merger costs, which were offset in part by a break-up fee and a realized gain on short-term investments sold in connection with the funding of the CAS acquisition. 2002 includes charges of $11,793 ($8,570 after tax; $0.03 per diluted share) for facility shut-down and severance costs related to the acquisitions of Guardian iT plc (Guardian) and CAS, along with the Company’s share of merger costs associated with its equity interests in Brut LLC and Guardian before the Company acquired 100% of the equity of each company, net of other income of $2,993 related to a gain on foreign currency purchased to fund the Guardian acquisition. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

FINANCIAL SECTION

QUARTERLY FINANCIAL INFORMATION / UNAUDITED

(IN THOUSANDS / EXCEPT PER-SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER

2002 (1)

Revenues	$608,223	$623,328	$659,915	$701,771
Income before income taxes	114,789	137,464	129,983	161,061
Net income	70,021	81,684	78,078	95,858
Diluted net income per common share	0.24	0.28	0.27	0.33

2001 (2) (3)

Revenues	$454,399	$475,020	$476,636	$575,782
Income before income taxes	91,550	108,193	102,548	108,181
Net income	53,954	64,280	62,247	65,574
Diluted net income per common share	0.19	0.22	0.22	0.23

   (1)    Includes merger costs and other acquisition-related items of $1,677, $(590), $10,519 and $187 during the first, second, third and fourth quarters, respectively ($1,023, $542, $6,926 and $79 after tax; or $0.01 and $0.02 per diluted share in the first and third quarters, respectively, and less than $0.01 per diluted share in the second and fourth quarters). See Note 2 of Notes to Consolidated Financial Statements.

   (2)    Includes the write-off of an investment, merger costs and other acquisition-related items of $1,829 and $15,841 during the second and fourth quarters, respectively ($2,709 and $10,027 after tax; or $0.01 and $0.03 per diluted share, respectively), and amortization of goodwill. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

   (3)     All revenue amounts include reimbursed expenses (see Note 1 of Notes to Consolidated Financial Statements). All per-share amounts before June 2001 are adjusted for the June 2001 two-for-one stock split.

STOCK INFORMATION

The common stock of SunGard Data Systems Inc. (the Company) is listed on the New York Stock Exchange under the symbol SDS. At March 14, 2003, the Company had approximately 7,500 stockholders of record. No dividends have ever been paid on the Company’s common stock. The Company’s policy is to retain earnings for use in its business.

The accompanying table indicates high and low sales prices per share of the Company’s common stock, as reported on the New York Stock Exchange. All prices before June 2001 reflect the Company’s June 2001 two-for-one stock split.

Calendar Year 2002

First Quarter	$35.10	$27.20
Second Quarter	33.10	22.90
Third Quarter	26.48	18.60
Fourth Quarter	24.70	14.70

Calendar Year 2001

First Quarter	$30.07	$21.41
Second Quarter	32.25	22.75
Third Quarter	32.49	21.61
Fourth Quarter	29.70	20.00

The closing price of the Company’s common stock on March 14, 2003, as reported on the New York Stock Exchange, was $19.50 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

SunGard is an efficient operator of resilient IT solutions. This efficiency comes from the economies of scale achieved by providing products and services on shared platforms to thousands of customers throughout the world’s financial, business and government markets. The Company has three segments. Investment Support Systems (ISS) primarily serves financial services institutions by processing their investment and trading transactions. ISS develops, markets and maintains a broad range of complementary software applications, grouped into the following business areas: brokerage and trading systems; wealth management systems; investment management systems; treasury and risk management systems; and benefit and investor management systems. ISS delivers its systems as an application service provider, using its data centers that customers access via the Internet or a private network, and on a license fee basis. Customers include banks, brokers, exchange members, corporates, investment managers, mutual funds, investment advisers, insurance companies, depositories, custodians, trustees, benefit plan administrators, transfer agents, utilities, energy companies and governments. Availability Services (AS) primarily serves IT-dependent enterprises by helping them ensure the continuity of their business. AS provides a comprehensive continuum of information-availability services for all major computing platforms, as well as information-availability consulting services and planning software. AS also provides managed hosting services for application and data-center outsourcing. Other Businesses provide general ledger and administration software systems to the public sector, workflow management systems to healthcare organizations and automated mailing services.

The following discussion includes historical and certain forward-looking information that should be read together with the accompanying Consolidated Financial Statements and related footnotes and the discussion below of certain risks and uncertainties that could cause future operating results to differ materially from historical results or the expected results indicated by forward-looking statements.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make numerous estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Those estimates and judgments are based on historical experience, future expectations and other factors and assumptions believed to be reasonable under the circumstances. The Company reevaluates its estimates and judgments on an ongoing basis and revises them when necessary or appropriate. Actual results may differ from the original or revised estimates. A summary of the Company’s significant accounting policies is contained in Note 1 of Notes to Consolidated Financial Statements. A description of the most critical policies follows. The Company’s management has discussed the critical accounting policies discussed below with the Company’s audit committee.

Intangible Assets and Purchase Accounting

The Company seeks to grow through both internal development and the acquisition of businesses that broaden or complement its product lines. During the past three years, the Company spent approximately $1.3 billion, net of cash acquired, to purchase 24 businesses (including $852.0 million to acquire the Comdisco Inc. availability solutions business (CAS) in 2001). Purchase accounting requires all assets and liabilities to be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. For the Company, identifiable intangible assets generally include software, customer contracts and relationships (grouped together as customer base) and noncompetition agreements. Goodwill represents the excess of cost over the fair value of net assets acquired. For significant acquisitions, the Company obtains independent appraisals and valuations of the intangible (and certain tangible) assets acquired.

The estimates of fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the historical experience of the Company and the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The fair values of these assets are amortized on a straight-line basis over their estimated useful lives.

Noncompetition agreements are amortized on a straight-line basis over their stated terms. All estimates used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including (among others) product demand, market conditions, technological developments, economic conditions and competitor activities. The carrying values and useful lives of identified intangible assets are reviewed on an ongoing basis and any resulting changes in estimates could have a material effect on the Company’s financial condition and results of operations.

The carrying value of goodwill of each reporting unit is reviewed at least annually, or more frequently if circumstances indicate possible impairment, by comparing the carrying values to the estimated fair values. The estimates of fair values require various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the recoverability of goodwill. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations, which could have a material effect on the Company’s financial condition and results of operations. At December 31, 2002, the Company had $939.1 million of goodwill and believes that no impairment of goodwill existed.

In connection with the acquisition of Guardian iT plc (Guardian) in July 2002, the Company accrued $42.9 million related to closing thirteen facilities (see Note 2 of Notes to Consolidated Financial Statements). Costs for closing leased facilities are estimated based on the condition and remaining lease term of each facility, the expected closure date and an assessment of relevant market conditions including an estimate of any sub-lease rental income the Company can reasonably expect to obtain given the market conditions at the time of the acquisition. Costs for closing owned facilities are based on the difference between the estimated net realizable value of the facility and its carrying value. These estimates are based on an assessment of the condition of the facility, its location and relevant market conditions. Goodwill could change due to changes of the locations to be closed (which is based in part on customer input) and finalization of lease valuations. A change in market conditions after the date of acquisition could change the estimated costs for closing certain leased facilities and could result in a material charge or credit to operations.

Revenue Recognition

The Company’s services revenues are largely recurring in nature and come from availability services, processing services, software support and rentals, professional services and hardware rentals. These revenues are recognized monthly as the services are provided. The amounts recognized are based upon contractually stated amounts, which may be fixed, variable or a combination of both. Variable fees are based on actual usage, number of users, hours of service provided, number of trades or transactions, or some similar measure of activity.

The Company’s license and resale fees come from agreements that permit the in-house use of the product and, generally, provide for professional services and ongoing software support. These revenues are recognized upon the signing of a contract and delivery of the product if the fee is fixed or determinable and collection is probable. Revenue is recorded over the contract period when customer payments are extended, or when significant acceptance, technology or service risks exist. Revenue is also recorded over the contract period when the software is bundled together with computer equipment and other post-delivery services and the fair value of the separate elements cannot be determined. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization, installation, systems integration and/or related services are recognized based upon the estimated percentage of completion. Changes in estimated costs during the course of a contract are reflected in the period in which the facts become known.

The Company believes that its revenue recognition practices comply with the complex and evolving rules governing revenue recognition. These rules include the following statements issued by the American Institute of Certified Public Accountants (AICPA): Statement of Position (SOP) 97-2, “Software Revenue Recognition;” SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions;” and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant standards to a wide range of sales contract terms and business arrangements that are prevalent in the software industry. Also, the Securities and Exchange Commission (SEC) has issued Staff Accounting Bulletin Number 101, “Revenue Recognition in Financial Statements,” which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC, and the Emerging Issues Task Force of the Financial Accounting Standards Board continues to issue additional guidance on revenue recognition in general. Future interpretations of existing accounting standards or changes in the Company’s business practices could result in changes in the Company’s revenue recognition accounting policies that could have a material effect on the Company’s results of operations and business.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain amounts included in the Company’s Consolidated Statements of Income, the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated) and the percentage change in those amounts from period to period. All percentages are calculated using actual amounts rounded to the nearest thousand.

	YEAR ENDED DECEMBER 31, (IN MILLIONS)			PERCENT OF REVENUES YEAR ENDED DECEMBER 31,			PERCENT INCREASE (DECREASE)

	2002	2001	2000	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

Revenues
Investment support systems	$1,385.9	$1,325.0	$1,177.0	53%	67%	69%	5%	13%
Availability services	1,052.5	522.4	411.9	41	26	24	101	27
Other businesses	154.8	134.4	114.2	6	7	7	15	18

	$2,593.2	$1,981.8	$1,703.1	100%	100%	100%	31	16

Costs and Expenses
Cost of sales and direct operating	$1,101.8	$823.8	$697.0	42%	42%	41%	34%	18%
Sales, marketing and administration	504.7	403.3	364.3	19	20	21	25	11
Product development	158.9	172.4	147.3	6	9	9	(8)	17
Depreciation and amortization	203.0	109.0	88.7	8	5	5	86	23
Amortization of acquisition - related intangible assets	65.1	66.9	57.3	3	3	3	(3)	17
Merger costs	12.5	7.2	13.2	1	1	1	73	(45)

	$2,046.0	$1,582.6	$1,367.8	79%	80%	80%	29	16

Operating Income
Investment support systems (1)	$310.8	$272.6	$238.1	22%	21%	20%	14%	15%
Availability services (1)	257.8	147.5	117.7	24	28	29	75	25
Other businesses (1)	29.1	20.4	15.6	19	15	14	43	30
Corporate administration	(38.0)	(34.1)	(22.9)	(1)	(2)	(1)	11	49
Merger costs	(12.5)	(7.2)	(13.2)	(1)	(1)	(1)	73	(45)

	$547.2	$399.2	$335.3	21	20	20	37	19

(1)       Percent of revenues is calculated as a percent of investment support systems revenues, availability services revenues and revenues from other businesses, respectively.

The following table sets forth, for the periods indicated, certain supplemental revenue data, the relative percentage that those amounts represent to consolidated revenues and the percentage change in those amounts from period to period. All percentages are calculated using actual amounts rounded to the nearest thousand.

	YEAR ENDED DECEMBER 31, (IN MILLIONS)			PERCENT OF REVENUES YEAR ENDED DECEMBER 31,			PERCENT INCREASE (DECREASE)

	2002	2001	2000	2002	2001	2000	2002 vs. 2001	2001 vs. 2000

Investment Support Systems
Services	$1,207.7	$1,121.0	$931.2	46%	57%	55%	8%	20%
License and resale fees	149.0	177.8	222.9	6	9	13	(16)	(20)

Total products and services	1,356.7	1,298.8	1,154.1	52	66	68	4	13
Reimbursed expenses	29.2	26.2	22.9	1	1	1	11	14

	$1,385.9	$1,325.0	$1,177.0	53%	67%	69%	5	13

Availability Services
Services	$1,034.8	$513.6	$404.7	40%	26%	24%	101%	27%
License and resale fees	15.2	7.7	6.1	1	—	—	98	26

Total products and services	1,050.0	521.3	410.8	41	26	24	101	27
Reimbursed expenses	2.5	1.1	1.1	—	—	—	125	—

	$1,052.5	$522.4	$411.9	41%	26%	24%	101	27

Other Businesses
Services	$92.6	$79.9	$65.2	4%	4%	4%	16%	23%
License and resale fees	31.0	28.6	30.6	1	1	2	8	(6)

Total products and services	123.6	108.5	95.8	5	5	6	14	13
Reimbursed expenses	31.2	25.9	18.4	1	2	1	21	41

	$154.8	$134.4	$114.2	6%	7%	7%	15	18

Total Revenues
Services	$2,335.1	$1,714.5	$1,401.1	90%	86%	82%	36%	22%
License and resale fees	195.2	214.1	259.6	8	11	15	(9)	(18)

Total products and services	2,530.3	1,928.6	1,660.7	98	97	97	31	16
Reimbursed expenses	62.9	53.2	42.4	2	3	3	18	25

	$2,593.2	$1,981.8	$1,703.1	100%	100%	100%	31	16

INCOME FROM OPERATIONS

Overall results for 2002 were slightly above the Company’s expectation. The integration of CAS into AS proceeded faster and better than expected and more than offset the lower than expected performance of ISS. The primary reason for ISS performing below expectation was the impact on ISS revenue growth of the economic slowdown, especially in the financial services industry. During 2001, overall results did not meet the Company’s expectation because of the deterioration in the economy throughout the year and the disruption of normal business patterns caused by the events of September 11.

Assuming neither a rebound nor a further deterioration in demand for the Company’s products and services and assuming no change in merger costs and other acquisition-related items, the Company expects that the full-year 2003 operating margin will be somewhat higher than the full-year 2002 operating margin of 21%. The primary reasons for this are the full-year benefit of cost controls implemented during 2002, the full-year impact of the integration of CAS into AS and, to a lesser extent, the integration of Guardian into AS. In assessing its expected operating margin for 2003, the Company assumed no change in merger costs and other acquisition-related items because the timing and magnitude of those items are unpredictable.

Investment Support Systems (ISS)

The ISS operating margin is 22% in 2002, compared with 21% and 20% in 2001 and 2000, respectively. Despite a $28.8 million, or 16%, decline in 2002 license and resale fees, the 2002 margin is higher due to the full-year impact of 2001 cost reductions and additional 2002 cost controls implemented across ISS. Despite a $45.1 million, or 20%, decline in 2001 license and resale fees, the 2001 margin is higher than in 2000 due primarily to increases in services revenues from wealth management systems and brokerage and trading systems with relatively low incremental costs, 2001 cost controls and the full-year impact of 2000 cost reductions.

The most important factors affecting the ISS operating margin are the impact of the economic slowdown on information technology spending levels, trading volumes and services revenues, the overall condition of the financial services industry and the effect of any further consolidation among financial services firms, the timing and magnitude of software license sales, the operating margins of recently acquired businesses and the level of product development spending. The impact of the economic slowdown has resulted in an increasing number of customers curtailing or, to a lesser extent, discontinuing their investment or trading activities, reducing professional services projects, or pursuing contract renegotiations, all of which have an adverse effect on ISS margins.

Availability Services (AS)

The AS operating margin is 24% in 2002, compared with 28% in 2001 and 29% in 2000. The lower margin in 2002 is due primarily to the initial effect of the significantly lower margins of CAS and Guardian, and the full-year effect of higher costs resulting from expansion of the Company’s high availability and managed hosting resources in 2001. The lower margin in 2001 is due primarily to the initial effect of the significantly lower margin of CAS and higher costs resulting from expansion of the Company’s high availability and managed hosting resources, which are net of increases in revenues with relatively low incremental costs, approximately $6.0 million of nonrecurring disaster-related fees resulting from the events of September 11, and the timing of equipment upgrades.

The combination of the CAS and Guardian acquisitions more than doubled the size of the AS business, providing the Company with significant additional expertise, resources and geographic coverage throughout North America and Europe, including state-of-the-art facilities and a strong focus in the financial services industry in the areas around New York City and London. The integration of the CAS operations is substantially complete, with a headcount reduction of approximately 350 positions, representing about 15% of the combined workforce, in 2001 and the closing of fifteen facilities during 2002. The integration of the Guardian operations is well underway, with a headcount reduction of approximately 40 positions and the closing of four facilities in 2002, and an expected additional headcount reduction of 45 positions over the next year as nine additional facilities are closed (see Note 2 of Notes to Consolidated Financial Statements). In both the CAS and Guardian integrations, generally all equipment located at closed facilities is relocated to other facilities, thereby improving the operational resilience and scope of services available to customers.

The most important factors affecting the AS operating margin are the rate and value of new contract signings and renewals, the rate of integration of the Guardian operations, and the timing and magnitude of equipment and facilities expenditures. Furthermore, there is an emerging trend toward increasing sales of dedicated availability services, where equipment and/or facilities are not shared by multiple customers but rather used exclusively by a single customer. As the Company sells more dedicated services, which yield lower margins than shared services, there will be a negative impact on AS operating margins, with a corresponding positive impact on AS revenues.

REVENUES

Total revenues increased $611.4 million and $278.7 million in 2002 and 2001, respectively. Revenues of businesses owned for at least 12 months (internal revenues) increased approximately 1% in 2002 and 7% in 2001. During 2002, internal revenue growth fluctuated from a high of 3% during the second quarter to a low of negative 1 % during the fourth quarter. The lower rate of internal revenue growth was due primarily to the continued economic slowdown during 2002. During 2001, internal revenue growth declined from approximately 12% during the first quarter to approximately 3% during the fourth quarter due primarily to the economic slowdown and the disruption of normal business patterns caused by the events of September 11.

Services revenues, which are largely recurring in nature, include revenues from availability services, processing services, software support and rentals, professional services and hardware rentals. Services revenues increased 36%, 22% and 16% in 2002, 2001 and 2000, respectively, to $2.3 billion, $1.7 billion and $1.4 billion, respectively, representing approximately 90%, 86% and 82% of total revenues, respectively. The increase in 2002 is due primarily to the full-year impact of the CAS acquisition and six months of revenue ($76.3 million) from the Guardian acquisition, offset in part by lower professional services revenues in ISS. The increase in 2001 is due primarily to revenues from acquired businesses, including $60.4 million from the CAS acquisition, and increases in revenues from wealth management systems and brokerage and trading systems. Services revenues increased as a percentage of total revenues because software license fees declined, largely due to the economic slowdown, and because the revenues from the CAS and Guardian acquisitions are almost all from services.

Professional services revenues are $358.1 million in 2002, compared to $339.2 million and $282.5 million in 2001 and 2000, respectively. The increases are due primarily to the addition of professional services revenues from acquired businesses, offset in part by lower ISS professional services revenues in 2002, due primarily to lower customer spending for new and existing projects. The increase in 2001 is due primarily to acquired businesses, an increase in professional services revenues from brokerage and trading systems, and the completion of a large benefit and investor management system conversion, and is net of the effect of lower professional services revenues in treasury and risk management systems.

Revenues from license and resale fees are $195.2 million, $214.1 million and $259.6 million in 2002, 2001 and 2000, respectively, and include software license revenues of $155.4 million, $182.5 million and $228.9 million, respectively. The lower software license revenues in 2002 and 2001 are due primarily to the economic slowdown resulting in lower customer spending for new software systems and, in 2001, the disruption of normal business patterns caused by the events of September 11.

Investment Support Systems

ISS revenues increased $60.9 million, or 5%, and $148.0 million, or 13%, in 2002 and 2001, respectively. Internal ISS revenues decreased approximately 2% in 2002 and increased approximately 5% in 2001. The continued decline in the rate of internal ISS revenue growth during 2002 is due primarily to the economic slowdown resulting in lower customer spending across ISS.

In 2002, ISS services revenues increased $86.7 million, or 8%, while ISS license and resale fees decreased $28.8 million, or 16%. The increase in services revenues is due primarily to acquired businesses. Internal ISS professional services revenues declined $39.3 million across ISS. Total ISS processing and support revenues grew by about the same amount due to increases in wealth management systems and investment management systems, net of a decline in brokerage and trading systems. The decrease in license and resale fees is due primarily to the economic slowdown causing a decline in spending for new systems and therefore lower software license revenues in most ISS businesses. The increase in reimbursed expenses is due to reimbursed trading expenses incurred in the Company’s Brut trading business, which was acquired during 2002.

In 2001, ISS services revenues increased $189.8 million, or 20%, while ISS license and resale fees decreased $45.1 million, or 20%. The increase in services revenues is due primarily to acquired businesses and growth in wealth management systems and brokerage and trading systems. These increases are partially offset by lower internal revenues from treasury and risk management systems. The 2001 decrease in license and resale fees was widespread, affecting most ISS businesses.

Availability Services

AS revenues increased $530.1 million, or 101%, and $110.5 million, or 27%, in 2002 and 2001, respectively. Internal AS revenues increased approximately 7% and 12% in 2002 and 2001, respectively. The slowing rate of internal AS revenue growth is due primarily to ongoing efforts to renew shorter-term CAS contracts at lower monthly fees in exchange for longer contractual commitments, and to the continuing development of more varied and affordable alternatives for dedicated high-availability services, including those which may be used by larger customers to adopt internal solutions for part or all of their needs. In addition, the continued economic slowdown has resulted in lower capital spending by customers, which lessens demand and in turn intensifies competition and pricing pressures. The 2001 increase is due to $60.4 million of CAS revenues, new contract signings and renewals, and continued growth in demand for midrange platforms, network services and work-group recovery. AS revenues in 2001 include approximately $6.0 million of nonrecurring disaster-related fees resulting from the events of September 11.

Compared to the historical AS customer base, the acquired CAS customer base had a greater concentration of revenue in a smaller number of accounts and a shorter average remaining contract term and, while the acquired Guardian customer base has average revenue per customer that is similar to the historical AS customer base, the acquired Guardian customer base also has a shorter average remaining contract term. Consequently, the amount and percentage of annual AS revenues that are subject to renewal significantly increased compared to the period before these acquisitions. These factors, coupled with the continued economic slowdown, result in increased competition, especially for the largest accounts, which intensifies pricing pressures (particularly when renewing or extending customer contracts) and results in lower revenues and operating margins.

Other Businesses

Revenues from Other Businesses increased $20.4 million, or 15%, in 2002, and $20.2 million, or 18%, in 2001. The increase in 2002 is due primarily to an increase in revenues from public sector systems. The increase in revenues in 2001 is due to an increase in services revenues, offset in part by a $2.0 million decline in software license and resale fees.

COSTS AND EXPENSES

Total costs and expenses as a percentage of revenues are relatively consistent during 2002, 2001 and 2000, with a slight decline in 2002 due primarily to the full-year impact of cost controls implemented in 2001 and the integration of CAS into the AS business.

Sales, marketing and administrative costs declined as a percentage of total revenues to 19% during 2002 from 20% and 21% during 2001 and 2000, respectively. The declining percentage is due to cost controls and lower sales costs caused by slowing revenue growth.

Since AS product development costs are insignificant, it is more meaningful to measure product development costs as a percentage of revenues from ISS and Other Businesses. In 2002, product development costs declined to 10% of revenues from ISS and Other Businesses, compared to 12% and 11% in 2001 and 2000, respectively. The decline in 2002 is due to lower spending across ISS and, to a lesser extent, $3.9 million of additional costs capitalized. Gross development costs capitalized are $15.4 million, $11.5 million and $10.2 million in 2002, 2001 and 2000, respectively. The increase in capitalized costs in 2002 is due to development projects related to the integration of certain ISS systems and straight-through processing initiatives. Amortization of previously capitalized development costs, included in depreciation and amortization, is $6.9 million in 2002 and $6.3 million in both 2001 and 2000, resulting in net capitalized development costs of $8.5 million, $5.2 million and $3.9 million in 2002, 2001 and 2000, respectively.

Depreciation and amortization increased to 8% of total revenues, compared to 5% in both 2001 and 2000. The increase is due to the full-year impact of the CAS acquisition and, to a lesser extent, six months of depreciation and amortization of the Guardian assets and additions of computer and telecommunications equipment, especially in AS.

Amortization of all acquisition-related intangible assets totaled $65.1 million, $66.9 million and $57.4 million in 2002, 2001 and 2000, respectively ($0.14, $0.16 and $0.14 per diluted share, respectively). The slight decline in 2002 is due to the elimination of goodwill amortization required by Statement of Financial Accounting Standards Number 142, “Goodwill and Other Intangible Assets” (SFAS 142 — see Note 1 of Notes to Consolidated Financial Statements), offset in part by an increase in intangible amortization from current year acquisitions and the full-year impact of 2001 acquisitions. Amortization of goodwill totaled $21.5 million and $16.9 million in 2001 and 2000, respectively ($0.06 and $0.05 per diluted share, respectively). Under SFAS 142, all goodwill amortization for all acquisitions stopped on January 1, 2002, and there is no amortization of goodwill for acquisitions completed between July 1, 2001 and December 31, 2001 (including the Company’s acquisition of CAS). For acquisitions completed before July 1, 2001, goodwill amortization continued through December 31, 2001 using the straight-line method over periods ranging from five to thirty years.

As explained in Note 2 of Notes to Consolidated Financial Statements, the Company recorded merger costs of $12.5 million, $7.2 million and $13.2 million in 2002, 2001 and 2000, respectively ($0.03, $0.02 and $0.03 per diluted share, respectively). During 2001, the Company also recorded an $11.9 million write-off ($0.03 per diluted share) of a minority investment in a consulting business due to a significant deterioration in the business and certain preferences granted to new investors of the business.

Interest income decreased $18.4 million in 2002 due primarily to the use of cash in the fourth quarter of 2001 to complete the CAS acquisition and, to a lesser extent, lower interest rates earned on cash balances. Interest income increased $3.0 million in 2001 due primarily to a $1.4 million gain on the sale of short-term investments, the proceeds of which were used to fund the CAS acquisition, a $0.9 million gain on the sale of a minority investment in common stock that was acquired in connection with a 1999 acquisition, and higher average cash and short-term investment balances, partially offset by lower interest rates.

Interest expense increased $9.4 million and $1.4 million in 2002 and 2001, respectively, due primarily to debt incurred in connection with financing the CAS acquisition during the fourth quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, cash and equivalents are $439.7 million, an increase of $43.4 million from December 31, 2001. Cash flow from operations increased 64%, reaching $782.0 million or 2.4 times net income in 2002, a significant increase over 2001 and 2000 when cash flow from operations was 1.9 times and 1.5 times net income, respectively. The significant improvement in 2002 is the result of larger depreciation and amortization charges and a significant one-time reduction in the initial working capital of the acquired CAS business. The Company expects that in 2003 the ratio of cash flow from operations to net income will return to pre-2002 levels. In 2002, the Company used its operating cash flow to repay $389.8 million of debt, to acquire nine businesses for $236.4 million (net of cash acquired), and to obtain property, equipment and software totaling $158.0 million from capital spending. At December 31, 2002, the Company has $18.1 million of short-term debt and $188.0 million of long-term debt, while stockholders’ equity exceeds $2.2 billion. Capital spending in 2003 could increase to approximately $200.0 million due primarily to the planned expansion of certain AS facilities.

At December 31, 2002, certain of the Company’s contractual obligations for each of the years ended follow (in millions):

	TOTAL	2003	2004-2005	2006-2007	2008 AND AFTER

Short-term and long-term debt	$206.1	$18.1	$184.5	$2.6	$0.9
Operating leases	671.9	125.2	193.8	127.4	225.5
Pending acquisition	75.0	75.0	—	—	—

	$953.0	$218.3	$378.3	$130.0	$226.4

In addition, the Company has contingent purchase price obligations over the next three years for previously completed acquisitions that total approximately $126.0 million, subject to the operating performance of the acquired businesses. The maximum amount due within the next year is $99.0 million. The Company also has outstanding letters of credit and bid bonds that total $24.4 million. After December 31, 2002, the Company signed certain acquisition agreements that will result in estimated cash payments of approximately $279.4 million upon closing. The Company does not participate in, nor has it created, any off-balance sheet special purpose entities or other off-balance sheet arrangements, other than operating leases.

The Company expects that its existing cash resources and cash generated from operations for the foreseeable future will be sufficient to meet its operating requirements, debt repayments, contingent payments in connection with business acquisitions and ordinary capital spending needs. At December 31, 2002, the Company has an unused $325.0 million revolving credit agreement and believes that it has the capacity to secure additional credit or issue equity to finance additional capital needs. The Company anticipates that it may need to borrow some portion of the $325.0 million available under its revolving credit agreement to complete certain acquisitions during 2003. See Notes 2 and 6 of Notes to Consolidated Financial Statements.

MARKET RISK

The Company has rarely used derivative financial instruments to manage risk exposures and has never used derivative financial instruments for trading or speculative purposes. Available cash is invested in short-term, highly liquid financial instruments, with a substantial portion of such investments having initial maturities of three months or less, and, in connection with the acquisitions of CAS and Guardian, the Company borrowed cash under the terms of its variable-rate credit facility. While changes in interest rates could decrease interest income or increase interest expense, the Company does not believe that it has a material exposure to changes in interest rates. Based on borrowings under the credit facility of $175.0 million at December 31, 2002, a 1% change in the borrowing rate would increase annual interest expense related to the credit facility by $1.75 million.

During 2002, approximately 20% of revenues are from customers outside the United States. Of these revenues, approximately 71% is from Europe and 11% is from Canada. The Company generally matches local currency revenues with local currency costs for its foreign operations. The majority of this revenue is denominated in the British pound or the Euro. The Company continues to monitor its exposure to foreign exchange rates as a result of its recent acquisitions and ongoing changes in its operations. The Company does not believe that it has a material exposure to changes in foreign currency exchange rates.

CERTAIN RISKS AND UNCERTAINTIES

Statements about the Company’s expected margins, revenues and spending and all other statements in this Annual Report other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results. Forward-looking statements include information about possible or assumed future financial results of the Company and usually contain words such as “believes,” “intends,” “expects,” “anticipates,” or similar expressions. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, such as: the effect of general economic conditions on information technology spending levels, trading volumes and services revenues; the overall condition of the financial services industry and the effect of any further consolidation among financial services firms; the effect of war, terrorism or catastrophic events; the timing and magnitude of software sales; the timing and scope of technological advances, including those resulting in more alternatives for dedicated high-availability services; the integration and performance of acquired businesses, including the availability services business of Guardian, acquired on July 1, 2002; the satisfaction of conditions to closing of pending acquisitions; the prospects for future acquisitions; the ability to attract and retain customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect SunGard, its business or future financial results, as and when applicable, are discussed in the Company’s filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2002, a copy of which may be obtained from SunGard without charge.

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,

(IN THOUSANDS / EXCEPT PER-SHARE AMOUNTS)	2002	2001	2000

Revenues:
Services	$2,335,093	$1,714,549	$1,401,081
License and resale fees	195,222	214,124	259,627

Total products and services	2,530,315	1,928,673	1,660,708
Reimbursed expenses	62,922	53,164	42,388

	2,593,237	1,981,837	1,703,096

Costs and expenses:
Cost of sales and direct operating	1,101,839	823,895	696,984
Sales, marketing and administration	504,737	403,252	364,334
Product development	158,844	172,425	147,277
Depreciation and amortization	202,963	108,972	88,708
Amortization of acquisition-related intangible assets	65,098	66,860	57,354
Merger costs	12,523	7,223	13,177

	2,046,004	1,582,627	1,367,834

Income from operations	547,233	399,210	335,262
Interest income	8,408	26,793	23,745
Interest expense	(13,074)	(3,641)	(2,241)
Other income	730	—	—
Loss on write-off of investment	—	(11,890)	—

Income before income taxes	543,297	410,472	356,766
Income taxes	217,656	164,417	143,794

Net income	$325,641	$246,055	$212,972

Basic net income per common share	$1.15	$0.89	$0.81

Shares used to compute basic net income per common share	282,420	276,057	264,264

Diluted net income per common share	$1.12	$0.86	$0.78

Shares used to compute diluted net income per common share	289,654	285,112	271,404

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,

(IN THOUSANDS / EXCEPT PER-SHARE AMOUNTS)	2002	2001

Assets
Current:
Cash and equivalents	$439,735	$396,320
Trade receivables, less allowance for doubtful accounts of $42,999 and $36,951	518,390	524,735
Earned but unbilled receivables	48,158	52,709
Prepaid expenses and other current assets	80,820	97,569
Deferred income taxes	47,913	46,871

Total current assets	1,135,016	1,118,204

Property and equipment, less accumulated depreciation of $621,994 and $453,464	566,199	544,538
Software products, less accumulated amortization of $271,753 and $220,453	132,083	140,459
Customer base, less accumulated amortization of $110,031 and $80,422	343,973	262,619
Other tangible and intangible assets, less accumulated amortization of $19,035 and $20,625	72,707	68,455
Deferred income taxes	92,568	142,418
Goodwill	939,050	621,465

	$3,281,596	$2,898,158

Liabilities and Stockholders’ Equity
Current:
Short-term and current portion of long-term debt	$18,128	$103,157
Accounts payable	59,946	38,981
Accrued compensation and benefits	137,362	132,691
Other accrued expenses	203,696	98,777
Accrued income taxes	25,290	23,732
Deferred revenues	426,811	351,490

Total current liabilities	871,233	748,828

Long-term debt	187,964	355,474

Commitments and contingencies (see Note 13)
Stockholders’ equity:
Preferred stock, par value $.01 per share; 5,000 shares authorized, of which 3,200 is designated as Series A Junior Participating Preferred Stock	—	—
Common stock, par value $.01 per share; 800,000 shares authorized; 283,796 and 281,422 shares issued	2,838	2,814
Capital in excess of par value	801,936	763,407
Restricted stock plans	(2,324)	(3,514)
Retained earnings	1,396,680	1,071,039
Accumulated other comprehensive income (loss)	23,965	(25,179)

	2,223,095	1,808,567
Treasury stock, at cost, 58 and 650 shares	(696)	(14,711)

Total stockholders’ equity	2,222,399	1,793,856

	$3,281,596	$2,898,158

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,

(IN THOUSANDS)	2002	2001	2000

Cash Flow From Operations
Net income	$325,641	$246,055	$212,972
Reconciliation of net income to cash flow from operations:
Depreciation and amortization	268,061	175,832	146,062
Loss on write-off of investment	—	11,890	—
Purchased in-process research and development	—	—	10,421
Other noncash credits	(3,971)	(12,913)	(9,784)
Deferred income tax provision (benefit)	44,523	(11,545)	10,292
Accounts receivable and other current assets	146,233	(51,878)	(67,107)
Accounts payable and accrued expenses	5,904	35,800	16,369
Deferred revenues	(4,420)	82,362	6,046

Cash flow from operations	781,971	475,603	325,271

Financing Activities
Cash received from stock option and award plans	45,669	61,813	45,848
Cash received from borrowings, net of fees	56,216	451,586	25
Cash used to repay debt	(445,974)	(24,770)	(9,318)
Cash paid for treasury stock	—	—	(14,711)

Total financing activities	(344,089)	488,629	21,844

Investment Activities
Cash paid for acquired businesses, net of cash acquired	(236,433)	(879,593)	(172,244)
Cash paid for property and equipment	(121,293)	(102,103)	(98,881)
Cash paid for software and other assets	(36,741)	(39,412)	(31,821)
Cash paid to purchase short-term investments	—	(183,433)	(170,598)
Cash received from sale of investment in common stock	—	16,057	—
Cash received from sales and maturities of short-term investments	—	364,737	95,274

Total investment activities	(394,467)	(823,747)	(378,270)

Increase (decrease) in cash and equivalents	43,415	140,485	(31,155)
Beginning cash and equivalents	396,320	255,835	286,990

Ending cash and equivalents	$439,735	$396,320	$255,835

	YEAR ENDED DECEMBER 31,

(IN THOUSANDS)	2002	2001	2000

Supplemental Information
Interest paid	$13,582	$3,407	$1,959

Income taxes paid	$155,962	$133,195	$116,997

Acquired businesses:
Property and equipment	$78,574	$326,718	$2,843
Software products	12,235	6,303	56,582
Purchased in-process research and development	—	—	10,421
Customer base	102,995	213,193	11,353
Goodwill	299,663	347,483	102,767
Other tangible and intangible assets	22,037	15,823	22,602
Deferred income taxes	(3,508)	13,153	(1,069)
Purchase price obligations and debt assumed	(134,972)	(17,127)	(9,943)
Net current liabilities assumed	(140,591)	(11,490)	(20,813)
Common stock issued and net equity acquired in poolings of interests	—	(14,463)	(2,499)

Cash paid for acquired businesses, net of cash acquired of $48,483, $6,197 and $1,055 in 2002, 2001 and 2000, respectively	$236,433	$879,593	$172,244

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	PREFERRED STOCK		COMMON STOCK

(IN THOUSANDS)	NUMBER OF SHARES	PAR VALUE	NUMBER OF SHARES	PAR VALUE

Balances, December 31, 1999	—	$—	128,505	$1,285
Pooling of interests	—	—	2,227	22
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized losses on investments (net of income taxes of $14,040)	—	—	—	—
Total comprehensive income
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Purchase of common stock	—	—	—	—
Shares issued under stock plans	—	—	2,922	30
Compensation expense and note repayments related to stock plans	—	—	—	—
Options earned under long-term incentive plan	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances, December 31, 2000	—	—	133,654	1,337
Pooling of interests	—	—	4,138	41
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized gain on investments (net of income taxes of $1,980)	—	—	—	—
Total comprehensive income
Two-for-one common stock split	—	—	139,407	1,394
Pre-acquisition distributions	—	—	—	—
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Shares issued under stock plans	—	—	4,223	42
Compensation expense and note repayments related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances, December 31, 2001	—	—	281,422	2,814
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Total comprehensive income
Shares issued under stock plans	—	—	2,374	24
Shares returned under restricted stock plan	—	—	—	—
Compensation expense related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances, December 31, 2002	—	$—	283,796	$2,838

The accompanying notes are an integral part of these financial statements.

CAPITAL IN EXCESS OF PAR VALUE	RESTRICTED STOCK PLANS AND NOTES RECEIVABLE FROM COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		TREASURY STOCK

			FOREIGN CURRENCY TRANSLATION	UNREALIZED GAINS (LOSSES) ON MARKETABLE SECURITIES	NUMBER OF SHARES	COST	TOTAL

$591,998	$(1,768)	$608,519	$(11,665)	$22,398	—	$—	$1,210,767
4,376	—	(1,424)	(427)	—	—	—	2,547

—	—	212,972	—	—	—	—
—	—	—	(6,912)	—	—	—
—	—	—	—	(26,074)	—	—
							179,986
805	—	—	—	—	—	—	805
—	—	—	—	—	(325)	(14,711)	(14,711)
45,604	—	—	—	—	—	—	45,634
—	827	—	—	—	—	—	827
4,472	—	—	—	—	—	—	4,472
12,149	—	—	—	—	—	—	12,149

659,404	(941)	820,067	(19,004)	(3,676)	(325)	(14,711)	1,442,476
9,315	—	5,107	—	—	—	—	14,463

—	—	246,055	—	—	—	—
—	—	—	(6,175)	—	—	—
—	—	—	—	3,676	—	—
							243,556
(1,394)	—	—	—	—	(325)	—	—
—	—	(190)	—	—	—	—	(190)
8,449	—	—	—	—	—	—	8,449
66,039	(3,445)	—	—	—	—	—	62,636
—	872	—	—	—	—	—	872
21,594	—	—	—	—	—	—	21,594

763,407	(3,514)	1,071,039	(25,179)	—	(650)	(14,711)	1,793,856

—	—	325,641	—	—	—	—
—	—	—	49,144	—	—	—
							374,785
31,303	(473)	—	—	—	620	14,015	44,869
—	800	—	—	—	(28)	—	800
—	863	—	—	—	—	—	863
7,226	—	—	—	—	—	—	7,226

$801,936	$(2,324)	$1,396,680	$23,965	$—	(58)	$(696)	$2,222,399

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ONE / Summary of Significant Accounting Policies

Basis of Presentation

SunGard Data Systems Inc. (the Company) has three segments: Investment Support Systems (ISS), Availability Services (AS) and Other Businesses. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make numerous estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary or appropriate. Actual results may differ from the original or revised estimates.

The Company amortizes identifiable intangible assets, including software product costs, over periods that it believes approximate the related useful lives of those assets based upon estimated future operating results and cash flows of the underlying business operations. The Company closely monitors estimates of those lives. Those estimates could change due to numerous factors, including product demand, market conditions, technological developments, economic conditions and competitor activities.

Revenue Recognition

The Company generates services revenues from availability services, processing services, software support and rentals, professional services and hardware rentals. These revenues are recognized monthly as the services are provided. The amounts recognized are based upon contractually stated amounts, which may be fixed, variable or a combination of both. Variable fees are based on actual usage, number of users, hours of service provided, number of trades or transactions, or some similar measure of activity.

The Company’s license and resale fees come from agreements that permit the in-house use of the product and, generally, provide for professional services and ongoing software support. These revenues are recognized upon the signing of a contract and delivery of the product if the fee is fixed or determinable and collection is probable. Revenue is recorded over the contract period when customer payments are extended, or when significant acceptance, technology or service risks exist. Revenue is also recorded over the contract period when the software is bundled together with computer equipment and other post-delivery services and the fair value of the separate elements cannot be determined. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization, installation, systems integration and/or related services are recognized based upon the estimated percentage of completion. Changes in estimated costs during the course of a contract are reflected in the period in which the facts become known.

Effective January 1, 2002, the Company adopted Emerging Issues Task Force Number 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (EITF 01-14), which requires that reimbursements received for out-of-pocket expenses be classified as revenues and not as cost reductions. Before the effective date of EITF 01-14, the Company netted customer reimbursement of out-of-pocket expenses against the applicable costs that included postage, travel, meals and certain telecommunication costs. EITF 01-14 requires restatement of previously reported amounts in order to reflect reimbursed expenses as both revenues and costs. These costs are generally included in cost of sales and direct operating expenses. While the adoption of EITF 01-14 has no impact on income from operations or net income, it does reduce total operating margins since both revenues and costs increase by the same amount.

Cash and Equivalents

Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash and short-term investments and accounts receivable. By policy, the Company places its available cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company sells a significant portion of its products and services to the financial services industry and could be affected directly by the overall condition of that industry. The Company believes that any credit risk associated with accounts receivable is substantially mitigated by the relatively large number of customer accounts and reasonably short collection terms. Accounts receivable is stated at estimated net realizable value, which approximates fair value.

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

Increases and decreases in net assets resulting from foreign currency translation are reflected in stockholders’ equity as a component of accumulated other comprehensive income (loss).

Software Products

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

Gross development costs capitalized for new products and enhancements to existing products totaled $15.4 million, $11.5 million and $10.2 million in 2002, 2001 and 2000, respectively. Amortization of previously capitalized development costs, included in depreciation and amortization, are $6.9 million in 2002 and $6.3 million in both 2001 and 2000, resulting in net capitalized development costs of $8.5 million, $5.2 million and $3.9 million in 2002, 2001 and 2000, respectively. Amortization of all software products aggregated $50.9 million, $42.5 million and $37.5 million in 2002, 2001 and 2000, respectively. In 2002 and 2001, amortization of acquisition-related intangible assets includes expenses of $5.0 million and $1.6 million, respectively, for the impairment of certain acquired ISS software products.

Customer Base Intangible Assets

Customer base intangible assets represent customer contracts and relationships obtained as part of acquired businesses and are amortized using the straight-line method over their estimated useful lives, ranging from four to nineteen years.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. The Company has reviewed the carrying value of goodwill of each reporting unit by comparing the carrying values to the estimated fair values and determined that the carrying values of goodwill did not exceed the respective fair values. This comparison must be performed annually or more frequently if circumstances indicate possible impairment. The estimate of fair value requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the recoverability of goodwill. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. At December 31, 2002, the Company had $939.1 million of goodwill and believes that no impairment of goodwill existed.

Statement of Financial Accounting Standards Number 142, “Goodwill and Other Intangible Assets” (SFAS 142) addresses, among other things, how goodwill and other identifiable intangible assets should be accounted for after they have been initially recorded in the financial statements. Under SFAS 142, all goodwill amortization for all acquisitions stopped on January 1, 2002, and there is no amortization of goodwill for acquisitions completed between July 1, 2001 and December 31, 2001 including the Company’s acquisition of the Comdisco, Inc. availability solutions business (CAS). For acquisitions completed before July 1, 2001, goodwill amortization continued through December 31, 2001 using the straight-line method over periods ranging from five to thirty years.

As described above, there is no goodwill amortization during 2002 and partial goodwill amortization during 2001. Adjusted net income and the effect of goodwill amortization on diluted net income per common share as if SFAS 142 had been in effect from the beginning of each of the years ended December 31, 2001 and 2000 follows (in thousands, except per-share amounts):

	2001	2000

Net income, as reported	$246,055	$212,972

Goodwill amortization	21,512	16,940
Income tax effect of deductible goodwill	(3,659)	(3,063)

Goodwill amortization, net of tax	17,853	13,877

Adjusted net income	$263,908	$226,849

Basic net income per share, as reported	$0.89	$0.81
Goodwill amortization, net of tax	0.07	0.05

Adjusted basic net income per share	$0.96	$0.86

Diluted net income per share, as reported	$0.86	$0.78
Goodwill amortization, net of tax	0.07	0.06

Adjusted diluted net income per share	$0.93	$0.84

Changes in goodwill by segment during the year ended December 31, 2002 follow (in thousands):

	ISS	AS	OTHER BUSINESSES	TOTAL

Balances at December 31, 2001	$258,324	$330,326	$32,815	$621,465
2002 acquisitions	62,247	245,138	—	307,385
Adjustments to previous acquisitions	(304)	(7,426)	8	(7,722)
Foreign currency effect	975	16,947	—	17,922

Balances at December 31, 2002	$321,242	$584,985	$32,823	$939,050

Other Tangible and Intangible Assets

Other tangible and intangible assets consist primarily of noncompetition agreements obtained in business acquisitions, long-term accounts receivable, prepayments and long-term investments. Noncompetition agreements are amortized using the straight-line method over their stated terms, ranging from two to five years. Long-term investments consist of four seats on the New York Stock Exchange used in ISS and a $3.0 million ISS minority-interest investment. During the fourth quarter of 2001, the Company wrote off its $11.9 million AS minority-interest investment in a consulting business because of significant deterioration in the business and certain preferences granted in the fourth quarter of 2001 to new third-party investors in the business.

Based on amounts recorded at December 31, 2002, total estimated amortization of all acquisition-related intangible assets during each of the years ended December 31 follows (in thousands):

2003	$62,600
2004	54,800
2005	43,300
2006	37,400
2007	28,600

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion Number 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its restricted stock awards and no expense has been recorded for its other stock-based plans. Statement of Financial Accounting Standards Number 123, “Accounting for Stock-Based Compensation” (SFAS 123), changes the method for recognition of cost of stock option and award plans. Adoption of the cost recognition requirements under SFAS 123 is optional; however, the following supplemental information is provided for each of the years ended December 31 (in thousands, except per-share amounts):

	2002	2001	2000

Net income, as reported (including stock-based employee compensation costs, net of tax of $520, $478 and $361, respectively)	$325,641	$246,055	$212,972
Additional stock-based employee compensation costs under SFAS 123, net of tax	(54,363)	(35,431)	(22,678)

Pro forma net income	$271,278	$210,624	$190,294

Pro forma net income per common share:
Basic	$0.96	$0.76	$0.72

Diluted	$0.94	$0.74	$0.70

The weighted-average fair value of the options granted during 2002, 2001 and 2000 is estimated to be $17.26, $15.47 and $10.23 per share, respectively, on the date of grant, representing 57%, 56% and 59%, respectively, of the weighted-average market value of the Company’s common stock on the date of grant. The fair value of options granted is determined using the Black-Scholes pricing model with the following assumptions: volatility of 52%, 48% and 54% in 2002, 2001 and 2000, respectively; expected term of six years (nine and one-half years for unvested performance accelerated stock options); risk-free interest rate of 3.1%, 4.7% and 5.0% in 2002, 2001 and 2000, respectively; and no dividend yield. The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of the impact on future years since the Company anticipates that additional options will be granted in future years.

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

TWO / Acquisitions and Dispositions

Purchase Transactions

The Company seeks to grow through both internal development and the acquisition of businesses that broaden or complement its existing product lines. During 2002, the Company completed eight acquisitions in ISS and one acquisition in AS. Gross cash paid is $284.9 million, subject to certain adjustments. Goodwill recorded in connection with these acquisitions is $307.4 million.

During 2001, the Company completed four acquisitions in ISS, one acquisition in AS and one acquisition in Other Businesses. Gross cash paid is $885.8 million, subject to certain adjustments. Goodwill recorded in connection with these acquisitions is $347.5 million.

During 2000, the Company completed nine acquisitions in ISS. Gross cash paid is $172.7 million, subject to certain adjustments. Goodwill recorded in connection with these acquisitions is $102.1 million.

The results of operations of all of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented, other than in connection with the acquisitions of Guardian iT plc (Guardian) and CAS as shown below, since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

In connection with certain previously acquired businesses, a total of up to $126.0 million could be paid as additional consideration over the next three years contingent upon the future operating performance of those businesses. The amount paid, if any, will be recorded as additional goodwill at the time the actual performance is known and the amounts become due. During 2000, the Company paid $0.6 million as additional consideration based upon the operating performance of businesses previously acquired. No such amounts were earned or paid in 2002 or 2001.

Acquisitions of Guardian and CAS

At December 31, 2002, the purchase-price allocation to the Guardian assets acquired and liabilities assumed is preliminary. The amounts allocated to property and equipment are based on preliminary conclusions resulting from independent inventories and appraisals, and the amounts allocated to contracts and customer base (to be amortized over 12.5 years) are based on preliminary conclusions from independent appraisals, which include an analysis of the business and expected cash flows. The purchase-price allocation will be completed upon finalization of facility closure plans, which are based in part on customer input, along with finalization of the customer base valuation, property lease valuations and fixed asset inventories and appraisals. The preliminary purchase-price allocation of the Guardian acquisition follows (in thousands):

Cash paid (net of cash acquired of $36,893)	$139,397
Liabilities assumed:
Debt, primarily capital lease obligations	121,349
Accounts payable	39,953
Accrued compensation and benefits	7,228
Accrued expenses	72,322
Deferred revenues	69,444
Deferred income taxes	7,053

Cash paid plus liabilities assumed	$456,746

Assets acquired:
Accounts receivable	$35,237
Prepaid expenses and other current assets	18,566
Property and equipment	80,057
Customer base	73,000
Other assets	4,748
Goodwill	245,138

Total assets acquired	$456,746

In connection with the integration of the Guardian business into AS, the Company accrued as a cost of the acquisition and as part of goodwill approximately $34.2 million and $4.0 million for the estimated costs of closing Guardian facilities and reducing Guardian headcount, respectively. The estimated costs for headcount reductions related to the Company’s existing employees and closing certain of the Company’s existing facilities, totaling $9.5 million, are included in merger costs for the year ended December 31, 2002. The Company has reduced headcount by approximately 40 and closed four facilities in 2002, and expects an additional headcount reduction of 45 over the next year as nine additional facilities are closed. The facility closure accrual relates primarily to the remaining lease obligations for the thirteen facilities, and will be paid over their remaining lease terms, which extend through March 2017, or until a facility is sublet.

In connection with the integration of the CAS business into AS, the Company accrued as a cost of the acquisition and as part of goodwill approximately $17.3 million for the estimated costs of closing CAS facilities and reducing CAS headcount. The estimated costs for headcount reductions related to the Company’s existing employees and closing certain of the Company’s existing facilities, totaling $5.9 million, are included in merger costs for the year ended December 31, 2001. The Company reduced headcount by approximately 350 in late December 2001 and closed fifteen facilities during 2002. The remaining facility closure accrual relates primarily to the remaining lease obligations for the closed facilities and will be paid over their remaining lease terms, which extend through 2005, or until a facility is sublet.

In both the CAS and Guardian integrations, generally all equipment located at closed facilities is relocated to other facilities, thereby improving the operational resilience and scope of services available to customers.

The activity relating to severance and facility closure accruals in connection with the CAS and Guardian acquisitions follows (in thousands):

	SEVERANCE	FACILITIES	TOTAL

Accrued at November 15, 2001 related to CAS acquisition	$12,878	$10,305	$23,183
Payments	(741)	—	(741)

Accrued at December 31, 2001	12,137	10,305	22,442
Changes in estimates	1,434	(2,042)	(608)
Payments	(13,571)	(2,593)	(16,164)

	—	5,670	5,670
Accrued at July 1, 2002 related to Guardian acquisition	4,268	44,474	48,742
Changes in estimates	549	(1,624)	(1,075)
Effect of foreign currency translation	121	1,763	1,884
Payments	(2,643)	(100)	(2,743)

Accrued at December 31, 2002	$2,295	$50,183	$52,478

Pro Forma Financial Information

On July 1, 2002, the Company completed the acquisition of substantially all of the outstanding shares of Guardian. The purchase price values Guardian at approximately $272.8 million, consisting of $85.5 million for the shares of Guardian, plus $187.3 million of Guardian bank debt and finance lease obligations. The Company repaid Guardian’s previously existing bank debt upon consummation of the acquisition and repaid most of Guardian’s remaining finance lease obligations after the acquisition. On November 15, 2001, the Company acquired CAS for a cash payment of $852.3 million. The following unaudited pro forma combined results of operations is provided for illustrative purposes only and assumes that these two acquisitions occurred on January 1, 2001. This unaudited pro forma information (in thousands, except per-share amounts) should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

	2000	2001

Revenues	$2,668,810	$2,584,473
Net income	305,244	98,125
Diluted net income per common share, as reported	1.12	0.86
Pro forma diluted net income per common share	1.05	0.34

Merger Costs

During 2002, the Company recorded $12.5 million ($8.3 million after tax; $0.03 per diluted share) for merger costs. These costs include $9.5 million in connection with closing facilities and severance costs incurred in the Guardian acquisition, and $4.2 million related to the Company’s share of merger costs associated with its equity interests in Brut LLC (Brut) and Guardian before the Company acquired 100% of the equity of each company, and are net of a $1.2 million reduction in expenses accrued in 2001 in connection with closing facilities and severance costs incurred in the CAS acquisition. Also during 2002, the Company recorded other income of $0.7 million (less than $0.01 per diluted share) related to a $3.0 million gain on foreign currency purchased to fund the Guardian acquisition, offset in part by a $2.3 million loss representing the Company’s share of equity interests in Guardian before the Company acquired 100% of the equity of Guardian.

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

During 2000, the Company recorded $13.2 million ($8.5 million after tax; $0.03 per diluted share) for merger costs. These costs include $10.4 million ($6.3 million after tax; $0.02 per diluted share) for purchased in-process research and development in connection with the acquisitions of the Risk and Exposure Management business of GE Information Services, Inc. and of Global Information Solutions Ltd. This charge equals approximately 8% of the total cash paid and represents, as of the respective dates of acquisition, the value of software products still in development, but not considered to have reached technological feasibility or to have any alternative future use. The amounts allocated to purchased in-process research and development are based on independent appraisals, which include an analysis of the businesses and expected cash flows, along with the risks associated with completing the development projects and attaining the expected cash flows. The remaining merger costs, which generally are not tax deductible, consist principally of investment banking, legal, accounting and printing fees in connection with poolings of interests.

Pooling-of-Interests Transactions

In 2001, the Company completed one acquisition in ISS accounted for as a pooling of interests. A total of 8.3 million shares of common stock were issued in connection with this acquisition, and outstanding options to buy shares of the acquired company were converted into options to buy 1.3 million shares of the Company’s common stock. Historical financial information has not been restated due to immateriality.

In 2000, the Company completed one acquisition in ISS accounted for as a pooling of interests. A total of 4.4 million shares of common stock were issued in connection with this acquisition, and outstanding options to buy shares of the acquired company were converted into options to buy 0.6 million shares of the Company’s common stock. Historical financial information has not been restated due to immateriality.

Subsequent Events

On January 21, 2003, the Company announced a definitive agreement to acquire all of the shares of Caminus Corporation for approximately $158.4 million in cash. Caminus is a publicly-held global leader of integrated software solutions for the energy industry with expertise in integrated transaction processing and physical asset scheduling solutions.

On February 4, 2003, the Company announced a definitive agreement to acquire all of the shares of H.T.E. Inc. for approximately $121.0 million in cash. H.T.E. is a publicly-held leader in government information technologies, providing a broad range of software solutions for financial management, land development management, and public safety and justice.

THREE / Net Income per Common Share

The computation of the number of shares used in calculating basic and diluted net income per common share for each of the years ended December 31 follows (in thousands):

	2002	2001	2000

Weighted-average common shares outstanding	282,420	276,057	264,160
Contingent shares	—	—	104

Total shares used for calculation of basic net income per common share	282,420	276,057	264,264
Employee stock options	7,234	9,055	7,140

Total shares used for calculation of diluted net income per common share	289,654	285,112	271,404

During the year ended December 31, 2002, the Company had approximately 14.0 million outstanding employee stock options that are out-of-the-money and therefore excluded from the calculation of the dilutive effect of employee stock options. These stock options are considered to be out-of-the-money because the option exercise prices exceed the average share price during 2002. The dilutive effect of employee stock options is measured by the amount, if any, that individual stock option exercise prices are less than the average share price during the period.

FOUR / Short-term investment

The Company has no short-term investments at December 31, 2002 and 2001. During the fourth quarter of 2001, the Company realized a $1.4 million gain on the sale of short-term investments, the proceeds of which were used to fund the acquisition of CAS.

FIVE / Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

	2002	2001

Computer and telecommunications equipment	$708,886	$588,985
Leasehold improvements	219,972	171,374
Office furniture and equipment	137,149	124,395
Buildings and improvements	85,626	84,680
Land	23,319	24,738
Construction in progress	13,241	3,830

	1,188,193	998,002
Accumulated depreciation and amortization	(621,994)	(453,464)

	$566,199	$544,538

At December 31, 2002, total cost and accumulated depreciation of assets under capital leases is $31.4 million and $9.4 million, respectively.

SIX / Debt

Debt consists of the following at December 31 (in thousands):

	2002	2001

Bank Credit Agreement (effective interest rate of 3.7% and 3.1%)	$175,000	$450,000
Purchase price obligations due former owners of acquired businesses	8,158	2,620
Other, primarily capital lease obligations for computer equipment and buildings	22,934	6,011

	206,092	458,631
Short-term borrowings and current portion of long-term debt	(18,128)	(103,157)

Long-term debt	$187,964	$355,474

In connection with the acquisition of CAS, the Company borrowed $450.0 million under an unsecured interim credit facility and on January 25, 2002, the Company replaced the interim facility with an unsecured credit agreement (Credit Agreement) that provides for up to $500.0 million of unsecured borrowings. The Credit Agreement consists of a $150.0 million short-term facility that expires in January 2004, and a $175.0 million revolving facility combined with a $175.0 million term loan that both expire in January 2005. Up to $75.0 million can be borrowed in either British pounds or the Euro. The Company can periodically designate borrowings as base-rate borrowings or LIBOR borrowings. Base-rate borrowings bear interest generally at the prime rate plus a margin (currently prime), while LIBOR borrowings bear interest at a rate equal to LIBOR plus a margin (currently LIBOR plus 1%), depending upon the Company’s corporate credit rating at the time of the borrowing. Interest rates on base-rate borrowings reset daily, while LIBOR borrowings can be fixed for one-, two-, three- or six-month periods at the Company’s option. In order to remain eligible to borrow under the Credit Agreement, the Company must, among other requirements, maintain a minimum net worth of $850.0 million plus 50% of net income after March 31, 2002 ($977.8 million at December 31, 2002), an interest coverage ratio of at least four to one, and maximum total debt of two and one-half times the Company’s earnings before interest, taxes, depreciation and amortization. At December 31, 2002, there were outstanding term loan borrowings of $175.0 million.

Annual maturities of long-term debt during the next five years are as follows (in thousands):

2003	$18,128
2004	6,269
2005	178,200
2006	1,723
2007	836
Thereafter	936

SEVEN / Stock Option and Award Plans

Employee Stock Purchase Plan

Under the Company’s Employee Stock Purchase Plan, a maximum of 8.0 million shares of common stock may be issued to employees to purchase a limited number of shares of common stock each quarter through payroll deductions. The purchase price is 85% of the lower of the closing price of the Company’s common stock on the first business day or the last business day of each calendar quarter. During 2002, 2001 and 2000, employees purchased 1.2 million, 1.0 million and 1.2 million shares, respectively, at average purchase prices of $20.08, $19.27 and $13.13 per share, respectively. At December 31, 2002, 6.1 million shares of common stock were reserved for issuance under this plan.

Equity Incentive Plans

Under the Company’s Equity Incentive Plans, awards or options to purchase shares of common stock may be granted to key employees. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company’s common stock on the date of grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule. The number of shares available under the 1998 Equity Incentive Plan will increase each year by the number of option shares exercised during the previous year under all of the Company’s equity plans, subject to a maximum increase of 2% of outstanding shares as of the end of the previous year. In 2003, 1.8 million additional shares became available for grant based on this provision.

During 2002, 2001 and 2000, performance accelerated stock options (PASOs) were awarded for an aggregate of 2.8 million, 3.5 million and 3.2 million shares, respectively. PASOs are nonqualified options that are granted annually near the beginning of a performance period at an exercise price equal to the fair value of the Company’s common stock on the date of grant, with a term of ten years beginning on the date of grant. Shares generally vest nine and one-half years after the date of grant, except that vesting may be fully or partially accelerated at the end of the third year if certain financial performance goals are met during the performance period. During 2002 and 2001, vesting for approximately 0.8 million PASO awards in each year (out of a total of approximately 2.5 million and 1.4 million PASO awards, respectively) was accelerated based on meeting performance goals.

Before 1998, long-term incentive plan awards (LTIP awards) were granted for future options. The actual number of shares and the exercise price per share were contingent upon achieving certain operating results over a three-year period. There have been no LTIP awards granted since 1997.

The table below summarizes transactions under these equity incentive plans. All amounts before June 2001 are adjusted for the June 2001 two-for-one common stock split:

	SHARES (IN THOUSANDS)

	AVAILABLE	UNDER OPTION	UNDER LTIP AWARD	WEIGHTED- AVERAGE PRICE

Balances at December 31, 1999	126	22,940	832	$11.66
Pooling of interests	—	578	—	2.89
Authorized	18,140	—	—	—
LTIP maturity	202	630	(832)	4.77
Expired	(392)	—	—	—
Canceled	4,096	(4,096)	—	14.87
Granted	(14,152)	14,152	—	17.34
Exercised	—	(4,624)	—	6.43

Balances at December 31, 2000	8,020	29,580	—	14.43
Pooling of interests	—	1,268	—	9.27
Authorized	4,624	—	—	—
Expired	(97)	—	—	—
Canceled	2,188	(2,188)	—	18.11
Granted	(10,810)	10,810	—	27.69
Exercised	—	(4,659)	—	8.97

Balances at December 31, 2001	3,925	34,811	—	18.86
Authorized	14,752	—	—	—
Expired	(19)	—	—	—
Canceled	1,621	(1,621)	—	24.15
Granted	(8,687)	8,687	—	30.33
Exercised	—	(1,823)	—	12.59

Balances at December 31, 2002	11,592	40,054	—	21.42

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

		WEIGHTED-AVERAGE

RANGE OF EXERCISE PRICES	NUMBER OF OPTIONS (IN THOUSANDS)	REMAINING LIFE (YEARS)	EXERCISE PRICE	NUMBER OF OPTIONS (IN THOUSANDS)	WEIGHTED- AVERAGE EXERCISE PRICE

$0.50 to $15.00	6,645	4.9	$9.37	5,262	$8.59
$15.01 to $20.00	13,873	6.8	17.08	5,140	17.38
$20.01 to $25.00	3,776	8.6	23.63	851	23.90
$25.01 to $30.00	9,839	8.5	28.03	993	28.12
over $30.00	5,921	9.2	32.79	16	30.93

At December 31, 2002, 57.8 million shares of common stock were reserved for issuance under all of the Company’s equity incentive and stock purchase plans, including 0.1 million shares under the restricted stock award plan for outside directors.

Restricted Stock Award Plan

The Company’s Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of restricted shares of the Company’s common stock to the Company’s outside directors. Beginning in 2001, shares awarded to each outside director are equal to the number of shares with a fair market value of $0.5 million at the date of grant as of the beginning of each five-year period. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 18,685 and 125,700 shares were granted during 2002 and 2001, at fair values of $25.32 and $27.42 per share, respectively. There were no awards granted during 2000.

Unearned compensation expense related to the RSAP is reported as a reduction of stockholders’ equity in the accompanying consolidated financial statements, and compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions based on the market value on the award date less the par value of the shares awarded. Compensation expense related to this plan aggregated $0.9 million, $0.8 million and $0.6 million in 2002, 2001 and 2000, respectively.

EIGHT / Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that employee contributions are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company’s contributions to 4% of the employee’s compensation. Total expense under these plans aggregated $23.1 million, $17.6 million and $15.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NINE / Income Taxes

The provision for income taxes for each of the years ended December 31 consists of the following (in thousands):

	2002	2001	2000

Current:
Federal	$130,747	$130,192	$96,079
State	33,660	33,045	26,267
Foreign	8,726	12,725	11,156

	173,133	175,962	133,502

Deferred:
Federal	34,355	(7,308)	9,002
State	4,774	(1,467)	1,230
Foreign	5,394	(2,770)	60

	44,523	(11,545)	10,292

	$217,656	$164,417	$143,794

Differences between income tax expense at the U.S. federal statutory income tax rate and the Company’s effective income tax rate for each of the years ended December 31 are as follows (in thousands):

	2002	2001	2000

Tax at federal statutory rate	$190,154	$143,665	$124,868
State income taxes, net of federal benefit	27,019	21,819	17,665
Nondeductible merger costs	1,108	1,410	560
Nondeductible intangible amortization	—	4,287	3,181
Nondeductible meals and entertainment	2,293	1,801	1,670
Tax-exempt interest income	(418)	(1,448)	(856)
Foreign taxes	(5,018)	(4,233)	(5,709)
Net operating losses	2,452	(1,624)	3,525
Other, net	66	(1,260)	(1,110)

	$217,656	$164,417	$143,794

Effective income tax rate	40.0%	40.1%	40.3%

Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded at December 31 (in thousands):

	2002	2001

Current:
Trade receivables	$14,715	$13,595
Accrued compensation and benefits	9,635	10,261
Unrealized loss on investment	—	4,162
Other accrued expenses	22,858	17,202
Deferred revenues	705	1,651

Total current deferred income tax asset	$47,913	$46,871

Long-term:
Property and equipment	$10,701	$17,803
Intangible assets	63,719	106,018
Net operating loss carry-forwards	16,680	7,571
Long-term incentive plan	2,098	2,217
Purchased in-process research and development	14,612	16,380

Total long-term deferred income tax asset	107,810	149,989
Valuation allowance	(15,242)	(7,571)

Net long-term deferred income tax asset	$92,568	$142,418

A valuation allowance for deferred income tax assets associated with certain net operating loss carry-forwards has been established since the Company currently believes it is more likely than not that the deferred income tax assets will not be realized. Tax loss carry-forwards of North American subsidiaries, totaling $13.2 million, expire between 2010 and 2022. Tax loss carry-forwards of Israeli subsidiaries, totaling $18.7 million, are unlimited in duration and are linked to the Israeli consumer price index. The remaining tax loss carry-forwards of certain European and Asian subsidiaries total $38.5 million (including $29.5 million at acquired Guardian subsidiaries) and have various expiration dates beginning in 2007.

TEN / Stockholder Rights Plan

Under the Company’s Stockholder Rights Plan, all stockholders received rights to purchase shares of Series A Junior Participating Preferred Stock (Preferred Stock). Each right will detach from the common stock and trade separately should any person or group acquire beneficial ownership of 15% or more of the Company’s common stock or announce a tender offer for 15% or more of the Company’s common stock. If a person or group acquires beneficial ownership of 15% or more of the Company’s common stock (Acquiring Person), all rights except for those held by the Acquiring Person become rights to purchase a fraction of one share of Preferred Stock for $175, or a specified number of shares of the Company’s common stock at a 50% market discount, subject to adjustment by the Company’s board of directors. If the Company merges, consolidates or engages in a similar transaction with an Acquiring Person, each holder has a “flip over” right to buy discounted stock in the acquiring entity.

Until the occurrence of certain events, the rights are represented by and traded in tandem with common stock and cannot be separately traded. Under certain circumstances, each right is redeemable at a nominal price. Further, upon the occurrence of certain events, the Company’s board of directors has the option to exchange shares of common stock for the rights. The rights, which are non-voting, expire on July 20, 2010.

The Company’s board of directors may amend or terminate the Stockholder Rights Plan at any time or redeem the rights before the time a person acquires more than 15% of the Company’s common stock.

ELEVEN / Common Stock Split

On May 11, 2001, the Company’s board of directors authorized a two-for-one stock split of the Company’s common stock. Stockholders of record as of the close of business on May 25, 2001 received one additional share of SunGard stock for every share held on that date. The number of shares used for purposes of calculating net income per common share and all per-share data before June 18, 2001 (the effective date) have been adjusted to reflect the stock split.

TWELVE / Segment and Geographic Information

The Company is an efficient operator of resilient IT solutions. This efficiency comes from the economies of scale achieved by providing products and services on shared platforms to thousands of customers throughout the world’s financial, business and government markets. The Company has three segments. ISS primarily serves financial services institutions by processing their investment and trading transactions. ISS develops, markets and maintains a broad range of complementary software applications, grouped into the following business areas: brokerage and trading systems; wealth management systems; investment management systems; treasury and risk management systems; and benefit and investor management systems. ISS delivers its systems as an application service provider, using its data centers that customers access via the Internet or a private network, and on a license fee basis. Customers include banks, brokers, exchange members, corporates, investment managers, mutual funds, investment advisers, insurance companies, depositories, custodians, trustees, benefit plan administrators, transfer agents, utilities, energy companies and governments. AS primarily serves IT-dependent enterprises by helping them ensure the continuity of their business. AS provides a comprehensive continuum of information-availability services for all major computing platforms, as well as information-availability consulting services and planning software. AS also provides managed hosting services for application and data-center outsourcing. Other Businesses provide general ledger and administration software systems to the public sector, workflow management systems to healthcare organizations and automated mailing services.

Operating results and certain asset information for each segment for each of the years ended December 31 follow (in thousands):

	ISS	AS	OTHER BUSINESSES	TOTAL OPERATING SEGMENTS	CORPORATE AND OTHER ITEMS		CONSOLIDATED TOTAL

2002
Revenues	$1,385,948	$1,052,500	$154,789	$2,593,237	$—		$2,593,237
Depreciation and amortization	93,272	166,375	7,703	267,350	711		268,061
Operating income	310,862	257,809	29,109	597,780	(50,547	)(1)	547,233
Goodwill	321,242	584,985	32,823	939,050	—		939,050
Total assets	1,458,743	1,686,200	91,252	3,236,195	45,401	(2)	3,281,596
Cash paid for property and equipment	30,682	84,839	1,718	117,239	4,054		121,293

2001
Revenues	$1,324,964	$522,434	$134,439	$1,981,837	$—		$1,981,837
Depreciation and amortization	100,507	65,027	9,609	175,143	689		175,832
Operating income	272,654	147,533	20,377	440,564	(41,354	)(1)	399,210
Goodwill	258,324	330,326	32,815	621,465	—		621,465
Total assets(3)	1,176,690	1,373,411	75,919	2,626,020	272,138	(2)	2,898,158
Cash paid for property and equipment	37,351	62,833	1,633	101,817	286		102,103

2000
Revenues	$1,176,998	$411,949	$114,149	$1,703,096	$—		$1,703,096
Depreciation and amortization	84,380	51,337	9,702	145,419	643		146,062
Operating income	238,035	117,744	15,618	371,397	(36,135	)(1)	335,262
Goodwill	256,777	8,569	31,518	296,864	—		296,864
Total assets	1,042,330	248,887	62,385	1,353,602	491,583	(2)	1,845,185
Cash paid for property and equipment	37,284	59,789	1,449	98,522	359		98,881

   (1)    Includes corporate administrative expenses and merger costs.

   (2)    The Company does not allocate a deferred income taxes. Amount is net of investments in subsidiaries and other items that are eliminated in consolidation.

   (3)    Includes reclassification for comparative purposes.

The Company’s revenues by customer location for each of the years ended December 31 follow (in thousands):

	2002	2001	2000

United States	$2,085,133	$1,595,580	$1,351,469

International:
Europe	361,287	269,825	231,302
Canada	58,303	34,840	31,517
Asia/Pacific	56,285	60,977	71,986
Other	32,229	20,615	16,822

	508,104	386,257	351,627

	$2,593,237	$1,981,837	$1,703,096

THIRTEEN / Commitments and Contingencies

Commitments

The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 2002 follow (in thousands):

2003	$125,220
2004	106,409
2005	87,362
2006	68,197
2007	59,173
Thereafter	225,507

$671,868

Rent expense aggregated $125.3 million, $104.0 million and $88.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, the Company has outstanding letters of credit and bid bonds of $24.4 million, issued primarily as security for performance under certain customer contracts.

Contingencies

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings will be material to the Company’s business, financial condition or results of operations.

In connection with certain previously acquired businesses, a total of up to $126.0 million could be paid as additional consideration over the next three years, contingent upon the future operating performance of those businesses (see Note 2).

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of SunGard Data Systems Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania February 11, 2003