Form 10-K, Exhibit 13
period 2002-12-31
SUNGARD DATA SYSTEMS INC
filed 2003-03-31
CIK 789388

EXHIBIT 13.2

INVESTMENT SUPPORT SYSTEMS*

REVENUE: $1.408 BILLION—2002 / $1.345 BILLION—2001

SOLUTIONS USED FOR /	SOLUTIONS USED BY /	PRINCIPAL BRANDS /	LEADERSHIP /

BROKERAGE & TRADING / REVENUE: $405 MILLION—2002 / $404 MILLION—2001

Integrated straight-through processing for trade analysis, capture, matching, confirmation, clearance, settlement, accounting and reporting.

Execution services through membership of major equity exchanges.

Broker/dealers, trading and sales desks in banks, proprietary trading firms and hedge funds.

Bank and brokerage back-offices, clearance firms in the U.S. and the U.K. Futures back-offices worldwide.

Institutional investors in the U.S. and Europe.

		BRASS; FRONT ARENA; Global Trader; MicroHedge; PowerNet; Treasury Trader; UMA BOLT 2; InTrader; Phase3; SunGard Stream; GMI; Octagon MINT Knowledge Family SunGard Transaction Network	70% of Nasdaq trade order flows through SunGard systems. Over 3 million transactions/day are processed on SunGard systems. Over 60% of global futures trading is cleared on SunGard systems.

WEALTH MANAGEMENT / REVENUE: $279 MILLION—2002 / $248 MILLION—2001

Integrated wealth management, trust accounting and custody back-office processing.	Trust and private banks, custodians and fiduciaries worldwide.	AddVantage; Charlotte; Custody Services; Global One; Global Plus; Global Plus IC; LCOR; Loanet; Omni ES; Smart Loan; Smart Seg; Trustware Series 7; Trustware 11; WorldLend	Over 750 trust banks manage over $2.5 trillion in assets on SunGard systems.
Financial planning and asset allocation. On-line trading and market data services.	Brokers, financial planners and advisors mostly in North America.	BrokerWare; Frontier; LockBox; PlanningStation; PowerData; PowerPartner; PowerPortal; PowerStation; Synapse; Tradeline; WebPlaid	20,000 advisors offer financial planning services using SunGard systems.

INVESTMENT MANAGEMENT / REVENUE: $202 MILLION—2002 / $189 MILLION—2001

Institutional investment accounting, portfolio management and performance measurement.	Institutional asset managers, mutual funds and debt management offices worldwide.	Decalog; GLOBAL PORTFOLIO 3; IMPower; INVEST ONE; XAMIN	Over 1,000 investment managers, banks, hedge funds, insurance companies, and custodians manage over $8 trillion in assets. Issuers of debt manage over $5 trillion on SunGard systems.
Integrated front-to-back office support for private banking.	Insurance companies.	ABC; CDS; EAS; EFS; EPS; SunGard Financials
	International private banks mostly in Switzerland and Luxembourg.	APSYS III

TREASURY & RISK MANAGEMENT / REVENUE: $268 MILLION—2002 / $245 MILLION—2001

Market and credit risk management systems. Asset and liability management systems. Derivatives trading and back-office processing systems.

Energy systems to manage the purchase and sale of electricity and natural gas.

	Trading departments dealing in derivatives and related instruments in banks, specialized finance companies and hedge funds worldwide.	BancWare; Credient; Infinity; MONIS; Opus; Panorama	Over 400 OTC derivatives trading organizations use SunGard systems.

Global corporate treasury systems for cash management and transaction initiation.	Treasury departments of corporations and banks worldwide.	AvantGard/APS 2; AvantGard/ETX; AvantGard/GTM; AvantGard/ICMS; AvantGard/Quantum; AvantGard/ResIQ	45 of Fortune 100 corporations use SunGard systems.

Payments exception management and reconciliation.		intelliMATCH EP; intelliSTOR; intelliTRACS; intelliTRAN; Stor/QM PLUS

BENEFIT & INVESTOR MANAGEMENT / REVENUE: $254 MILLION—2002 / $259 MILLION—2001

Participant accounting, recordkeeping and document generation for 401(k) plan administration. Shareholder and bondholder accounting. Processing of ownership transfers and reporting of holdings of securities and mutual funds.

	Retirement plan administrators including mutual funds and banks, mostly in the U.S. Corporate trustees, transfer agents, banks and mutual funds.	MACESS; OmniDBEN; OmniPay; OmniPlus; PowerImage; Relius Administration; Relius Documents; Relius Government Forms BondMaster; CertMaster; CSSII; Investar*ONE; SUNSTAR

Over 55 million plan beneficiaries holding over $2.5 trillion in assets are managed on SunGard systems.

Over 25 million mutual fund, equity and bond holders with over $10 trillion in assets are managed on SunGard systems.

Accounting and policy administration for life insurance, annuities and pensions.	Insurance companies and agents, and financial services companies.	FINPACK; SunGard COMPASS; SunGard Versatile Illustration Partner

AVAILABILITY SERVICES REVENUE: $1.053 BILLION—2002 / $522 MILLION—2001

SOLUTIONS USED FOR /	SOLUTIONS USED BY /	PRINCIPAL BRANDS /	LEADERSHIP /

Comprehensive business continuity services for all computing platforms, networks, and end-user workgroups, including consulting and planning software.

Application services provider (ASP) and managed hosting services for SunGard and third-party applications.

	Broad range of corporations and government agencies in North America and Europe, particularly in financial services, healthcare and manufacturing.	End User Recovery ePlanner High-Availability Managed Hosting PreCovery Systems Recovery

Pioneer and leading provider of availability services in North America and Europe, with 10,000 customers.

Offering over 30 technology platforms in 3 million square feet of hardened, secure recovery facilities connected by over 25,000 miles of network.

OTHER REVENUE: $132 MILLION—2002 / $115 MILLION—2001

SOLUTIONS USED FOR /	SOLUTIONS USED BY /	PRINCIPAL BRANDS /	LEADERSHIP /

Public Sector & Nonprofit: Accounting, fundraising and reporting for educational and other nonprofit organizations.	Schools, local governments and hospitals.	ACIS; Advance; Encompass; IFAS; Open Series; SmartCall; Special Events	Thousands of schools and local governments use SunGard systems.
Mailing Services	U.S. corporations, often used with other SunGard ASP services.	Mailing services

*	Adjusted for the 2003 reclassification of one business unit from Other to ISS/Benefit & Investor Management (Revenue: $23 million—2002 / $19 million—2001).