Form 10-K, Exhibit 13
period 2003-12-31
SUNGARD DATA SYSTEMS INC
filed 2004-03-15
CIK 789388

EXHIBIT 13.1

PORTIONS OF 2003 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Information

(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)	1999	2000	2001	2002	2003
Income Statement Data (1) (2) (3) (4) (5)
Revenue	$1,486,997	$1,703,096	$1,981,837	$2,593,237	$2,955,252
Income from operations	175,915	335,262	399,210	547,233	623,609
Net income before extraordinary items	100,531	212,972	246,055	325,641	370,310
Net income	111,201	212,972	246,055	325,641	370,310
Basic net income per share before extraordinary items	0.40	0.81	0.89	1.15	1.30
Diluted net income per share before extraordinary items	0.39	0.78	0.86	1.12	1.27
Basic net income per share	0.44	0.81	0.89	1.15	1.30
Diluted net income per share	0.43	0.78	0.86	1.12	1.27

Balance Sheet Data (1)
Total assets	$1,564,762	$1,845,185	$2,898,158	$3,281,596	$4,000,107
Total short-term and long-term debt (6)	13,272	13,847	458,631	206,092	199,797
Stockholders’ equity	1,210,767	1,442,476	1,793,856	2,222,399	2,765,868

(1)	Includes the effect of business acquisitions from the date of each acquisition, except for seven acquisitions in 1999 that were accounted for as poolings of interests and are included from January 1, 1999. There were eighteen acquisitions in 1999, ten acquisitions in 2000, seven acquisitions in 2001, nine acquisitions in 2002 and nine acquisitions in 2003. See Note 2 of Notes to Consolidated Financial Statements.

(2)	Includes a charge for pro forma income taxes for periods before the March 1999 acquisition of a Subchapter S corporation. Net income and all net income per share amounts before March 1999 are presented on a pro forma basis since generally accepted accounting principles require the presentation of pro forma income tax expense for the acquired company as if it had been a Subchapter C corporation for all periods presented.

(3)	All revenue amounts include reimbursed expenses (see Note 1 of Notes to Consolidated Financial Statements). All per-share amounts before June 2001 are adjusted for the June 2001 two-for-one stock split.

(4)	Includes amortization of goodwill, net of tax, of $10,754, $13,877 and $17,853 in 1999, 2000 and 2001, respectively ($0.04, $0.05 and $0.06 per diluted share, respectively). See Note 1 of Notes to Consolidated Financial Statements.

(5)	1999 includes merger costs of $99,184 ($71,309 pro forma after tax; $0.27 per diluted share) and an extraordinary gain from the sale of two healthcare information systems businesses of $16,766 ($10,670 after tax; $0.04 per diluted share). 2000 includes charges of $13,177 ($8,547 after tax; $0.03 per diluted share) for purchased in-process research and development and merger costs. 2001 includes charges of $17,670 ($12,736 after tax; $0.04 per diluted share) for the write-off of an investment, facility shut-down and severance costs related to an acquisition and merger costs, offset in part by a break-up fee and a realized gain on short-term investments sold to fund an acquisition. 2002 includes charges of $11,793 ($8,570 after tax; $0.03 per diluted share) for facility shut-down and severance costs related to two acquisitions, along with our share of merger costs associated with our equity interests in two companies before we acquired the remaining equity of each, net of other income of $2,993 related to a gain on foreign currency purchased to fund an acquisition. 2003 includes merger costs and related items of $333 ($811 after tax; less than $0.01 per diluted share). See Note 2 of Notes to Consolidated Financial Statements.

(6)	In January 2004, the Company issued $500 million in senior unsecured notes. See Note 6 of Notes to Consolidated Financial Statements.

FINANCIAL SECTION

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2003 (1)

Revenue	$674,561	$733,963	$742,427	$804,301
Gross profit (3)	371,151	412,186	421,070	458,920
Income before income taxes	125,684	149,469	154,363	185,608
Net income	76,039	89,880	92,365	112,026
Diluted net income per common share (4)	0.26	0.31	0.31	0.38

2002 (2)

Revenue	$608,223	$623,328	$659,915	$701,771
Gross profit (3)	353,007	356,715	365,808	415,868
Income before income taxes	114,789	137,464	129,983	161,061
Net income	70,021	81,684	78,078	95,858
Diluted net income per common share	0.24	0.28	0.27	0.33

(1)	Includes merger costs and other acquisition-related items of $1,296, $3,602 and $(4,565) during the second, third and fourth quarters, respectively ($781, $2,886, and $(2,856) after tax; or less than $0.01, $0.01 and $(0.01) per diluted share in the second, third and fourth quarters, respectively). See Note 2 of Notes to Consolidated Financial Statements.

(2)	Includes merger costs and other acquisition-related items of $1,677, $(590), $10,519 and $187 during the first, second, third and fourth quarters, respectively ($1,023, $542, $6,926 and $79 after tax, respectively; or $0.01 and $0.02 per diluted share in the first and third quarters, respectively, and less than $0.01 per diluted share in the second and fourth quarters). See Note 2 of Notes to Consolidated Financial Statements.

(3)	Gross profit equals revenue less cost of sales and direct operating expenses.

(4)	The sum of the quarters does not equal the full-year total due to rounding.

STOCK INFORMATION

Our common stock is listed on the New York Stock Exchange under the symbol SDS. At March 3, 2004, we had approximately 7,850 stockholders of record. No dividends have ever been paid on our common stock. Our policy is to retain earnings for use in our business.

The accompanying table indicates high and low sales prices per share of our common stock, as reported on the New York Stock Exchange.

Calendar Year 2003

First Quarter	$25.09	$17.50
Second Quarter	26.76	20.00
Third Quarter	29.60	25.00
Fourth Quarter	29.16	25.99

Calendar Year 2002

First Quarter	$35.10	$27.20
Second Quarter	33.10	22.90
Third Quarter	26.48	18.60
Fourth Quarter	24.70	14.70

The closing price of our common stock on March 3, 2004, as reported on the New York Stock Exchange, was $29.12 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

We are a global leader in integrated software and processing solutions, primarily for financial services. We also help information-dependent enterprises of all types to ensure the continuity of their business. We serve more than 20,000 customers in over 50 countries. We have three segments: Investment Support Systems, Availability Services, and Higher Education and Public Sector Systems.

In Investment Support Systems (ISS), we primarily serve financial services institutions through a broad range of complementary software solutions that process their investment and trading transactions. These solutions are grouped into the following business areas: brokerage and trading systems; wealth management systems; treasury and risk management systems; investment management systems; and benefit, insurance and investor accounting systems. The principal purpose of most of these systems is to automate the many detailed processes associated with trading securities, managing portfolios and accounting for investment assets. We deliver many of our systems as an application service provider.

In Availability Services (AS), we primarily serve information-dependent enterprises of all types by helping to ensure the continuity of their business. We provide a continuum of information availability services for all major computing platforms. We also provide managed IT services and professional services, including acting as an application service provider for a number of our investment support systems.

In Higher Education and Public Sector Systems (HE/PS), we primarily provide specialized enterprise resource planning and administrative solutions for higher education, school districts, governments and nonprofits. On February 12, 2004, we acquired Systems & Computer Technology Corporation (SCT), a leading global provider of technology solutions for higher education. See Note 2 of Notes to Consolidated Financial Statements.

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

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Those estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. We review our estimates and judgments on an ongoing basis and revise them when necessary. Actual results may differ from the original or revised estimates. A summary of our significant accounting policies is contained in Note 1 of Notes to Consolidated Financial Statements. A description of the most critical policies follows. Our management has discussed the critical accounting policies described below with our audit committee.

Intangible Assets and Purchase Accounting

We seek to grow through both internal development and the acquisition of businesses that broaden or complement our product lines. During the three years ended December 31, 2003, we spent approximately $1.6 billion, net of cash acquired, to purchase 25 businesses. Purchase accounting requires that all assets and liabilities be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. Identifiable intangible assets generally include software, customer contracts and relationships (grouped together as customer base) and noncompetition agreements. Goodwill represents the excess of cost over the fair value of net assets acquired. For significant acquisitions, we obtain independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed obligations.

The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, regulations affecting the business model of our brokerage operations, technological developments, economic conditions and competition. The carrying values and useful lives for amortization of identified intangible assets are reviewed on an ongoing basis, and any resulting changes in estimates could have a material effect on our financial results.

When circumstances change or at least annually, we compare the carrying value of goodwill of each reporting unit to its estimated fair value to determine whether the carrying value is greater than the respective estimated fair value. If goodwill exceeds the estimated fair value, it would be impaired, and some or all of the goodwill would be written off as a charge to operations, which could have a material effect on our financial results. The estimate of fair value requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the fair value of the reporting unit.

We believe that there was no impairment of identified intangible assets or goodwill at December 31, 2003.

In connection with certain acquisitions, we have accrued the estimated costs of closing certain facilities. Costs for closing leased facilities are estimated based on the condition and remaining lease term of each facility, the expected closure date, and an assessment of relevant market conditions, including an estimate of any sub-lease rental income we can reasonably expect to obtain given the market conditions at the time of the acquisition. Costs for closing owned facilities are based on the difference between the estimated net proceeds from a sale of the facility and its carrying value. These estimates are based on an assessment of the condition of the facility, its location and relevant market conditions. The estimated cost of closing our existing facilities is included in merger costs, and the estimated cost of closing acquired facilities is included in goodwill. Merger costs or goodwill could change due to the finalization of plans for closing facilities and completion of valuations within one year after the acquisition, as well as the settlement of lease obligations or sale of owned facilities. A change in market conditions after the acquisition date could change the estimated costs for closing facilities and would result in a charge or credit to merger costs, which could have a material effect on our financial results.

Revenue Recognition

We generate services revenue from availability services, processing services, software maintenance and rentals, professional services, broker/dealer fees and hardware rentals. All services revenue is measured and recorded as the services are provided, according to contractually stated amounts, which may be fixed, variable or a combination of both. Revenue is recorded based on the fair value of each element as the services are provided. Fair value is determined based on the sales price of each element when sold separately. AS services revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided, and the related costs are incurred ratably over the contract period. In a disaster, the customer is contractually obligated to pay additional fees, which generally cover our incremental costs of supporting the customer during the disaster. ISS services revenue includes monthly fees, which may include a fixed minimum fee and/or variable fees based on a measure of volume or activity, such as the number of users, accounts, trades, transactions or hours of service.

For fixed-fee professional services contracts, services revenue is recorded based upon the estimated percentage of completion, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. When fixed-fee contracts include both professional services and software and require a significant amount of program modification or customization, installation, systems integration or related services, the professional services and license revenue is recorded based upon the estimated percentage of completion, measured in the manner described above. Changes in the estimated costs or hours to complete the contract are reflected in the period during which the change becomes known. Losses, if any, are recognized immediately.

License fees result from contracts that permit the customer to use our software products at its site. Generally, these contracts are multiple-element arrangements since they usually provide for professional services and ongoing software maintenance. In these instances, license fees are recognized upon the signing of the contract and delivery of the software if the license fee is fixed, collection is probable, and there is sufficient evidence of the fair value of each undelivered element. Revenue is recorded over the contract period when customer payments are extended beyond normal billing terms, or when there is significant acceptance, technology or service risk. Revenue also is recorded over the contract period in those instances where the software is bundled together with computer equipment or other post-delivery services, and there is not sufficient evidence of the fair value of each element.

We believe that our revenue recognition practices comply with the complex and evolving rules governing revenue recognition. Future interpretations of existing accounting standards, new standards or changes in our business practices could result in changes in our revenue recognition accounting policies that could have a material effect on our financial results.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain amounts included in our Consolidated Statements of Income, the relative percentage that those amounts represent to total revenue (unless otherwise indicated), and the percentage change in those amounts from period to period. All percentages are calculated using actual amounts rounded to the nearest one-hundred thousand and are rounded to the nearest whole percentage.

	YEAR ENDED DECEMBER 31, (IN MILLIONS)			PERCENT OF REVENUE YEAR ENDED DECEMBER 31,			PERCENT INCREASE (DECREASE)
	2003	2002	2001	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Revenue (1)
Investment support systems	$1,605.8	$1,408.1	$1,345.0	54%	54%	68%	14%	5%
Availability services	1,170.6	1,052.5	522.4	40%	41%	26%	11%	101%
Higher education and public sector systems	178.9	132.6	114.4	6%	5%	6%	35%	16%

	$2,955.3	$2,593.2	$1,981.8	100%	100%	100%	14%	31%

Costs and Expenses
Cost of sales and direct operating	$1,291.9	$1,101.8	$823.8	44%	42%	42%	17%	34%
Sales, marketing and administration	536.1	504.7	403.3	18%	19%	20%	6%	25%
Product development	194.8	158.9	172.4	7%	6%	9%	23%	(8)%
Depreciation and amortization	222.7	203.0	109.0	8%	8%	6%	10%	86%
Amortization of acquisition-related intangible assets	88.7	65.1	66.9	3%	3%	3%	36%	(3)%
Merger costs	(2.5)	12.5	7.2	—	—	—	(120)%	74%

	$2,331.7	$2,046.0	$1,582.6	79%	79%	80%	14%	29%

Operating Income (1)
Investment support systems (2)	$301.8	$320.8	$281.3	19%	23%	21%	(6)%	14%
Availability services (2)	339.7	257.8	147.5	29%	24%	28%	32%	75%
Higher education and public sector systems (2)	22.1	19.1	11.7	12%	14%	10%	16%	63%
Corporate administration	(42.5)	(38.0)	(34.1)	(1)%	(1)%	(2)%	12%	11%
Merger costs	2.5	(12.5)	(7.2)	—	—	—	(120)%	74%

	$623.6	$547.2	$399.2	21%	21%	20%	14%	37%

(1)	For comparative purposes, 2002 and 2001 reflect the reclassification of a business from HE/PS to ISS.

(2)	Percent of revenue is calculated as a percentage of ISS revenue, AS revenue and revenue from HE/PS, respectively.

REVENUE

The following table sets forth, for the periods indicated, certain supplemental revenue data, the relative percentage that those amounts represent to total revenue and the percentage change in those amounts from period to period. All percentages are calculated using actual amounts rounded to the nearest one-hundred thousand and are rounded to the nearest whole percentage.

	YEAR ENDED DECEMBER 31, (IN MILLIONS)			PERCENT OF REVENUE YEAR ENDED DECEMBER 31,			PERCENT INCREASE (DECREASE)
	2003	2002	2001	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Investment Support Systems(1)
Services	$1,390.1	$1,220.3	$1,132.3	47%	47%	57%	14%	8%
License and resale fees	165.0	158.2	186.1	6%	6%	9%	4%	(15)%

Total products and services	1,555.1	1,378.5	1,318.4	53%	53%	67%	13%	5%
Reimbursed expenses	50.7	29.6	26.6	2%	1%	1%	71%	11%

	$1,605.8	$1,408.1	$1,345.0	54%	54%	68%	14%	5%

Availability Services
Services	$1,144.4	$1,034.8	$513.6	39%	40%	26%	11%	101%
License and resale fees	22.4	15.2	7.7	1%	1%	—	47%	97%

Total products and services	1,166.8	1,050.0	521.3	39%	40%	26%	11%	101%
Reimbursed expenses	3.8	2.5	1.1	—	—	—	52%	127%

	$1,170.6	$1,052.5	$522.4	40%	41%	26%	11%	101%

Higher Education and Public Sector Systems(1)
Services	$126.9	$80.0	$68.6	4%	3%	3%	59%	17%
License and resale fees	22.4	21.8	20.3	1%	1%	1%	3%	7%

Total products and services	149.3	101.8	88.9	5%	4%	4%	47%	15%
Reimbursed expenses	29.6	30.8	25.5	1%	1%	1%	(4)%	21%

	$178.9	$132.6	$114.4	6%	5%	6%	35%	16%

Total Revenue
Services	$2,661.4	$2,335.1	$1,714.5	90%	90%	87%	14%	36%
License and resale fees	209.8	195.2	214.1	7%	8%	11%	7%	(9)%

Total products and services	2,871.2	2,530.3	1,928.6	97%	98%	97%	13%	31%
Reimbursed expenses	84.1	62.9	53.2	3%	2%	3%	34%	18%

	$2,955.3	$2,593.2	$1,981.8	100%	100%	100%	14%	31%

(1)	For comparative purposes, 2002 and 2001 reflect the reclassification of a business from HE/PS to ISS.

INCOME FROM OPERATIONS

Overall results for 2003 were consistent with our expectations. Our total operating margin was 21% in 2003 and 2002. The five hundred basis point improvement in the AS margin was offset by decreases in the ISS and HE/PS margins due primarily to the lower margins associated with acquired businesses. While we believe our competitiveness grew stronger in 2003, continued cost-cutting by our customers put pressure on revenue growth as contracts came up for renewal. Many of our products help customers reduce costs, which contributed to demand and improved our competitive position, but price pressure on fees was greater than we expected in 2003. These factors essentially cancelled each other out, resulting in the overall demand for our products and services meeting our expectations. During 2002, overall results were slightly above our expectation because the integration of an acquired business into AS proceeded faster and better than expected and more than offset the lower than expected performance of ISS.

We expect that our total operating margin will improve modestly in 2004. For purposes of estimating our 2004 operating margin, we assumed that the demand environment for our products and services will not change significantly. In addition, because the timing and magnitude of acquisitions and related costs are unpredictable, we assumed that we will have no further acquisitions during 2004.

Investment Support Systems (ISS)

The ISS operating margin was 19% in 2003, compared with 23% in 2002 and 21% in 2001. The lower margin in 2003 was due to the lower operating margins of acquired businesses. The impact on the 2003 margin of a $35.8 million (13%) decrease in internal professional services revenue was largely offset by cost controls. Internal revenue is revenue from businesses owned for at least 12 months. Despite a $27.9 million (15%) decrease in 2002 license and resale fees, the 2002 margin was higher due to the full-year impact of 2001 cost reductions and additional 2002 cost controls implemented across ISS.

The most important factors affecting the ISS operating margin are:

•	the operating margins of recently acquired businesses, which tend to be lower at the outset and improve over a number of years,

•	the low level of IT spending, which contributes to continued pressure on pricing both in contract renewals and new contract signings and to a lower demand for professional services,

•	the level of trading volumes and software license sales, and

•	the overall condition of the financial services industry and the effect of any further consolidation among financial services firms.

Availability Services (AS)

The AS operating margin was 29% in 2003, compared with 24% in 2002 and 28% in 2001. The higher margin in 2003 was due primarily to cost reductions associated with the successful integration of acquired businesses and the recovery of accounts receivable that were reserved as uncollectible in 2002. The lower margin in 2002 was due primarily to the initial effect of the significantly lower margins of acquired businesses, and the full-year effect of higher costs resulting from expansion of our AS resources in 2001.

The most important factors affecting the AS operating margin are:

•	the rate and value of contract renewals and new contract signings,

•	the timing and magnitude of equipment and facilities expenditures, and

•	the trend toward increasing sales of dedicated solutions, which yield lower margins than traditional shared solutions.

The margin of the AS European business is lower than the margin of the North American business due primarily to purchasing preferences that inhibit pan-European services, resulting in lower economies of scale, and, to a lesser extent, a higher percentage of dedicated solutions.

REVENUE

Total revenue increased $362.1 million and $611.4 million in 2003 and 2002, respectively. Internal revenue was unchanged in 2003 compared to an increase of approximately 1% in 2002. Currency fluctuation had a positive impact of approximately 2% on 2003 internal revenue. During 2003, a decrease in internal revenue from ISS and HE/PS was offset by an increase in AS internal revenue, and internal revenue growth fluctuated from a low of negative 1% during the second quarter to a high of 2% during the fourth quarter. During 2002, internal revenue growth fluctuated from a high of 3% during the second quarter to a low of negative 1% during the fourth quarter. In both 2003 and 2002, the effects of the economic slowdown hindered revenue growth in all three segments.

Services revenue, which is largely recurring in nature, includes revenue from availability services, processing services, software maintenance and rentals, professional services, broker/dealer fees and hardware rentals. Services revenue increased to $2.7 billion (14%), $2.3 billion (36%) and $1.7 billion (22%) in 2003, 2002 and 2001, respectively, and represented approximately 90%, 90% and 87%, respectively, of total revenue. The increase in 2003 was due primarily to acquired businesses and an increase in AS internal revenue, offset in part by a decrease in ISS internal professional services revenue. The increase in 2002 was due primarily to an acquired AS businesses, offset in part by lower ISS internal professional services revenue. Services revenue increased in 2002 as a percentage of total revenue because software license fees decreased, largely due to the economic slowdown, and because the revenue from acquired AS businesses was almost all services revenue.

Professional services revenue was $375.6 million in 2003, compared to $358.1 million in 2002 and $339.2 million in 2001. The increase in each year was due primarily to acquired businesses, offset in part by a decrease in ISS internal revenue, which resulted from lower customer spending for new and existing projects.

        Revenue from license and resale fees was $209.8 million, $195.2 million and $214.1 million in 2003, 2002 and 2001, respectively, and includes software license revenue of $171.6 million, $155.4 million and $182.5 million, respectively. The 2003 increase in software license fees was due to acquired businesses offset in part by a decrease in HE/PS internal revenue. The lower software license revenue in 2002 was due primarily to the economic slowdown resulting in lower customer spending for new software systems.

Investment Support Systems

Total ISS revenue increased $197.7 million (14%) in 2003 and $63.1 million (5%) in 2002. Internal ISS revenue decreased approximately 2% in both years due primarily to the economic slowdown resulting in lower customer spending, especially in the financial services industry.

In 2003, ISS services revenue increased $169.8 million (14%), and license and resale fees increased $6.8 million (4%). The increase in services revenue was due primarily to acquired businesses, offset in part by a $35.8 million decrease in internal professional services revenue. Professional services revenue was down across ISS, especially in benefit, insurance and investor accounting systems which accounted for approximately 60% of the decrease. We believe that improvement in internal professional services revenue will depend, in part, on an improving economy, but will lag an increase in new contract signings. The increase in license and resale fees was due primarily to acquired businesses offset by lower customer spending for new and existing projects across most ISS businesses. Revenue from reimbursed expenses increased $21.1 million due primarily to acquired brokerage and trading systems businesses.

In 2002, ISS services revenue increased $88.0 million (8%) while license and resale fees decreased $27.9 million (15%). The increase in services revenue was due primarily to acquired businesses. Internal professional services revenue decreased $40.0 million across ISS. Total processing and support revenue grew by about the same amount due to increases in wealth management systems and investment management systems, net of a decrease in brokerage and trading systems. The decrease in license and resale fees was due primarily to the economic slowdown causing lower spending for new systems. The increase in reimbursed expenses was due to reimbursed trading expenses from an acquired brokerage and trading systems business.

Availability Services

AS revenue increased $118.1 million (11%) in 2003 and $530.1 million (101%) in 2002. Internal AS revenue increased approximately 3% and 7% in 2003 and 2002, respectively. The primary factors for the lower internal revenue growth were the loss of business to customers taking certain of their availability solutions in-house, continued depressed capital spending by customers due to the economic slowdown, and our ongoing efforts to renew shorter-term contracts for longer-term commitments in exchange for lower monthly fees. Among our largest customers, there is a trend toward dedicated solutions rather than traditional recovery solutions. The primary reason for this trend is that dedicated solutions, although more costly, provide greater control and faster response to processing interruptions. Many customers prefer dedicated solutions provided by us in order to take advantage of our business continuity expertise and resource management capabilities. Other customers, especially among the very largest having significant IT resources, prefer in-house dedicated solutions, which often are facilitated both by excess data center capacity resulting from the economic slowdown and by ongoing technological advances. When an existing customer moves from a traditional shared SunGard solution to a dedicated SunGard solution, there is a positive impact on AS revenue, but usually at a lower margin. Although we cannot predict the exact mix of gains and losses that will result from the trend toward dedicated solutions among our largest customers, we expect that this trend will continue to create pressure on our AS internal revenue growth rate. We believe that future increases in AS internal revenue will depend, in part, on an improving economy, but will lag an increase in IT capital spending.

Higher Education and Public Sector Systems

Revenue from HE/PS increased $46.3 million (35%) in 2003 and $18.2 million (16%) in 2002. The increase in 2003 was due to an acquired business offset in part by a decrease in internal revenue of approximately 5%. The decrease in internal revenue was due primarily to lower license and resale fees. The increase in 2002 was due primarily to an increase in revenue from public sector systems.

COSTS AND EXPENSES

Total costs and expenses as a percentage of revenue were relatively consistent during 2003, 2002 and 2001, with a slight decrease in 2002 due primarily to the full-year impact of cost controls implemented in 2001 and the integration of an acquired AS business.

Cost of sales and direct operating expenses increased $190.1 million (17%) in 2003 and $278.0 million (34%) in 2002. The increase in 2003 was due to acquired businesses, offset in part by lower cost of sales and direct operating expenses associated with lower ISS sales in 2003 and by a nonrecurring AS equipment sale in 2002. The increase in cost of sales and direct operating expenses as a percentage of total revenue was due to certain ISS businesses, especially in brokerage and trading systems, having a higher percentage of cost of sales and direct operating expenses, offset in part by a decrease in AS costs due to the integration of acquired businesses. The increase in 2002 cost of sales and direct operating expenses was due primarily to acquired businesses, offset in part by cost controls. The cost of sales and direct operating expenses directly related to license fees are negligible.

Sales, marketing and administrative costs decreased as a percentage of total revenue to 18% during 2003 from 19% and 20% during 2002 and 2001, respectively, because of cost controls and lower commission and incentive compensation expense.

Since AS product development expenses are insignificant, it is more meaningful to look at product development expenses as a percentage of revenue from ISS and HE/PS. In 2003, product development expenses were 11% of revenue from ISS and HE/PS, compared to 10% and 12% in 2002 and 2001, respectively. Capitalized development costs, amortization of previously capitalized development costs (which is included in depreciation and amortization) and net capitalized development costs in each of the years ended December 31 follow (in millions):

	2003	2002	2001
Capitalized development costs	$12.9	$15.4	$11.5
Amortization of previously capitalized development costs	8.8	6.9	6.3

Net capitalized development costs	$4.1	$8.5	$5.2

Depreciation and amortization was 8% of total revenue in 2003 and 2002, compared to 6% in 2001. The higher percentage in 2003 and 2002 was due to acquired AS businesses.

Amortization of all acquisition-related intangible assets totaled $88.7 million, $65.1 million and $66.9 million in 2003, 2002 and 2001, respectively ($0.18, $0.14 and $0.16 per diluted share, respectively). The increase in 2003 was due to acquired businesses. The slight decrease in 2002 was due to the required elimination of goodwill amortization, offset in part by amortization from acquired businesses in 2002 and 2001. Amortization of goodwill totaled $21.5 million in 2001 ($0.06 per diluted share). In accordance with Statement of Financial Accounting Standards Number 142, “Goodwill and Other Intangible Assets” (SFAS 142 — see Note 1 of Notes to Consolidated Financial Statements), goodwill amortization for all acquisitions stopped on January 1, 2002, and there was no amortization of goodwill for acquisitions completed between July 1, 2001 and December 31, 2001. For acquisitions completed before July 1, 2001, goodwill amortization continued through December 31, 2001 using the straight-line method over periods ranging from five to thirty years.

As explained in Note 2 of Notes to Consolidated Financial Statements, we recorded a benefit of $2.5 million in 2003 (less than $0.01 per diluted share) from the reversal of previously recorded merger costs. In 2002 and 2001, we recorded merger costs of $12.5 million and $7.2 million, respectively ($0.03 and $0.02 per diluted share, respectively). In addition, we recorded other expense of $2.9 million in 2003 and other income of $0.7 million in 2002 (each less than $0.01 per diluted share) related to our share of the net loss of certain businesses during the period when we owned more than 20% but less than 50% of the equity, and a loss in 2003 and a gain in 2002 from foreign currency purchased to fund acquisitions. During 2001, we also recorded an $11.9 million ($0.03 per diluted share) write-off of a minority investment.

Interest income decreased $2.4 million and $18.4 million in 2003 and 2002, respectively. The decrease in 2003 was due primarily to lower cash and investment balances and lower interest rates. The decrease in 2002 was due primarily to the use of cash in the fourth quarter of 2001 to acquire an AS business and, to a lesser extent, lower interest rates earned on cash balances.

Interest expense decreased $1.4 million in 2003 and increased $9.4 million in 2002. The decrease in 2003 was due to lower average debt balances under our credit line and lower interest rates in 2003. The increase in 2002 was due primarily to debt incurred to fund the acquisition of an AS business during the fourth quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, cash and equivalents were $478.9 million, an increase of $39.2 million from December 31, 2002. Cash flow from operations was $644.9 million, or approximately 1.7 times net income, a decrease of $137.0 million compared to 2002, when cash flow from operations was approximately 2.4 times net income. Cash flow from operations was 1.9 times net income in 2001. The 2002 ratio was unusually high due to a significant one-time reduction in the initial working capital of an acquired business. The 2003 ratio was lower due primarily to a large reduction in accounts payable and accrued expenses associated with acquired businesses, and represents a return to our normal range of 1.5 to 2.0 times net income.

In 2003, we used our operating cash flow to pay $464.6 million for acquired businesses (net of cash acquired) and $211.6 million for property, equipment and software. At December 31, 2003, we had $12.9 million of short-term debt and $186.9 million of long-term debt, while stockholders’ equity exceeded $2.7 billion. Capital spending in 2004 could increase to approximately $250 million due primarily to expansion of certain AS facilities and technology upgrades across all three segments.

On January 9, 2004, we replaced our credit facility with a new $600 million revolving credit facility. In order to remain eligible to borrow under this facility, we are required to comply with certain standard covenants.

On January 15, 2004, we borrowed $500 million to fund the acquisition of SCT on February 12, 2004. This was done by issuing senior unsecured notes split between $250 million of 3.75% notes due 2009, and $250 million of 4.875% notes due 2014. The notes are subject to certain standard covenants.

At December 31, 2003, our contractual obligations follow (in millions):

	TOTAL	2004	2005-2006	2007-2008	2009 AND AFTER
Short-term and long-term debt	$199.8	$12.9	$183.3	$2.5	$1.1
Operating leases	669.0	141.2	205.0	126.2	196.6
Purchase obligations	160.8	56.4	50.0	15.3	39.1
Pending acquisitions	638.0	638.0	—	—	—

	$1,667.6	$848.5	$438.3	$144.0	$236.8

Purchase obligations include our estimate of the minimum outstanding obligations under noncancelable commitments to purchase goods or services.

In addition to the contractual obligations above, we have contingent purchase price obligations that depend upon the operating performance of certain acquired businesses. These obligations cannot exceed $192.0 million and could be paid over the next three years. The maximum amount payable within the next year is $82.0 million, of which we currently expect to pay $25.0 million. We also have outstanding letters of credit and bid bonds that total approximately $28.9 million. We do not participate in, nor have we created, any off-balance sheet special purpose entities or other off-balance sheet arrangements, other than operating leases.

We expect that our existing cash resources and cash generated from operations will be sufficient to meet our operating requirements, debt repayments, contingent acquisition payments and ordinary capital spending needs for the foreseeable future. We believe that we have the capacity to secure additional credit or issue equity to finance additional capital needs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have rarely used derivative financial instruments to manage risk exposures and have never used derivative financial instruments for trading or speculative purposes. Our available cash is invested in short-term, highly liquid financial instruments, with a substantial portion having initial maturities of three months or less. When necessary, we borrow to fund acquisitions. We do not believe that we have a material exposure to interest rate changes. Based on borrowings under our credit facility of $175 million at December 31, 2003, a 1% change in the borrowing rate would change the annual interest expense by $1.75 million. A downgrade in our credit rating would result in an increase in our interest rate under our credit facility of up to 0.75%, while an upgrade in our credit rating would result in a decrease in our interest rate of 0.25%.

During 2003, approximately 25% of our revenue was from customers outside the United States. Approximately 79% of this revenue was from customers located in the United Kingdom and Continental Europe. Only a portion of the revenue from customers outside the United States is denominated in foreign currencies, the majority being British pounds and Euros. Revenue and expenses of our foreign operations are generally denominated in their respective currencies. We continue to monitor our exposure to foreign exchange rates as a result of our recent acquisitions and ongoing changes in our operations. We do not believe that we have a material exposure to changes in foreign currency exchange rates.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting pronouncements were issued during 2003. These pronouncements did not have nor are they expected to have a material impact on our financial results:

•	In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation Number 46, “Consolidation of Variable Interest Entities” (FIN 46). The FASB revised FIN 46 in December 2003. FIN 46 requires a variable interest entity to be consolidated if we are subject to a majority of the risk of loss from the variable interest entity’s activities or are entitled to receive a majority of the entity’s residual returns or both. We do not have any such relationship with any variable interest entities.

•	In April 2003, the FASB issued SFAS Number 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under FASB Statement Number 133, “Accounting for Derivative Instruments and Hedging Activities.”

•	In May 2003, the FASB issued SFAS Number 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity.

CERTAIN RISKS AND UNCERTAINTIES

Certain of the matters we discuss in this Annual Report, including our expected margins, revenue and spending and all other statements in this Annual Report other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown on information technology spending levels, trading volumes and services revenue, and including the fact that the economic slowdown has left many companies with excess data center capacity that provides them with the capability for in-house high-availability solutions; the overall condition of the financial services industry, including the effect of any further consolidation among financial services firms, and including the market and credit risks associated with clearing broker operations; the integration of acquired businesses, the performance of acquired businesses including Systems & Computer Technology Corporation, and the prospects for future acquisitions; the effect of war, terrorism or catastrophic events; the timing and magnitude of software sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results, as and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2003, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)	2003	2002	2001

Revenue:
Services	$2,661,409	$2,335,093	$1,714,549
License and resale fees	209,756	195,222	214,124

Total products and services	2,871,165	2,530,315	1,928,673
Reimbursed expenses	84,087	62,922	53,164

	2,955,252	2,593,237	1,981,837

Costs and expenses:
Cost of sales and direct operating	1,291,925	1,101,839	823,895
Sales, marketing and administration	536,069	504,737	403,252
Product development	194,790	158,844	172,425
Depreciation and amortization	222,725	202,963	108,972
Amortization of acquisition-related intangible assets	88,681	65,098	66,860
Merger costs	(2,547)	12,523	7,223

	2,331,643	2,046,004	1,582,627

Income from operations	623,609	547,233	399,210
Interest income	6,048	8,408	26,793
Interest expense	(11,653)	(13,074)	(3,641)
Other income (expense)	(2,880)	730	—
Loss on write-off of investment	—	—	(11,890)

Income before income taxes	615,124	543,297	410,472
Income taxes	244,814	217,656	164,417

Net income	$370,310	$325,641	$246,055

Basic net income per common share	$1.30	$1.15	$0.89

Shares used to compute basic net income per common share	285,679	282,420	276,057

Diluted net income per common share	$1.27	$1.12	$0.86

Shares used to compute diluted net income per common share	292,067	289,654	285,112

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)	2003	2002

Assets
Current:
Cash and equivalents	$478,941	$439,735
Trade receivables, less allowance for doubtful accounts of $45,785 and $42,999	560,898	518,390
Earned but unbilled receivables	62,194	48,158
Prepaid expenses and other current assets	95,495	80,820
Clearing broker assets	126,250	—
Deferred income taxes	39,514	47,913

Total current assets	1,363,292	1,135,016

Property and equipment, less accumulated depreciation of $744,264 and $621,994	562,325	566,199
Software products, less accumulated amortization of $335,175 and $271,753	220,091	132,083
Customer base, less accumulated amortization of $156,318 and $110,031	398,765	343,973
Other tangible and intangible assets, less accumulated amortization of $20,562 and $19,035	72,166	72,707
Deferred income taxes	29,070	92,568
Goodwill	1,354,398	939,050

Total Assets	$4,000,107	$3,281,596

Liabilities and Stockholders’ Equity
Current:
Short-term and current portion of long-term debt	$12,943	$18,128
Accounts payable	51,111	59,946
Accrued compensation and benefits	149,147	137,362
Other accrued expenses	195,828	228,986
Clearing broker liabilities	120,357	—
Deferred revenue	517,999	426,811

Total current liabilities	1,047,385	871,233

Long-term debt	186,854	187,964

Total liabilities	1,234,239	1,059,197

Commitments and contingencies (see Note 12)
Stockholders’ equity:
Preferred stock, par value $.01 per share; 5,000 shares authorized, of which 3,200 shares are designated as Series A Junior Participating Preferred Stock	—	—
Common stock, par value $.01 per share; 800,000 shares authorized; 288,536 and 283,796 shares issued	2,885	2,838
Capital in excess of par value	886,651	801,936
Restricted stock plans	(2,002)	(2,324)
Retained earnings	1,766,990	1,396,680
Accumulated other comprehensive income	111,344	23,965

	2,765,868	2,223,095
Treasury stock, at cost, 0 and 58 shares	—	(696)

Total stockholders’ equity	2,765,868	2,222,399

Total Liabilities and Stockholders’ Equity	$4,000,107	$3,281,596

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
(IN THOUSANDS)	2003	2002	2001

Cash Flow From Operations
Net income	$370,310	$325,641	$246,055
Reconciliation of net income to cash flow from operations:
Depreciation and amortization	311,406	268,061	175,832
Loss on write-off of investment	—	—	11,890
Other noncash credits	(18,857)	(3,971)	(12,913)
Gain on sale of non-operating facility	(6,563)	—	—
Deferred income tax provision (benefit)	41,556	44,523	(11,545)
Accounts receivable and other current assets	14,301	146,233	(51,878)
Accounts payable and accrued expenses	(89,380)	5,904	35,800
Clearing broker assets and liabilities, net	(4,895)	—	—
Deferred revenues	27,056	(4,420)	82,362

Cash flow from operations	644,934	781,971	475,603

Financing Activities
Cash received from stock option and award plans	71,856	45,669	61,813
Cash received from borrowings, net of fees	146,899	56,216	451,586
Cash used to repay debt	(161,066)	(445,974)	(24,770)

Cash provided by (used in) financing activities	57,689	(344,089)	488,629

Investment Activities
Cash paid for acquired businesses, net of cash acquired	(464,558)	(236,433)	(879,593)
Cash paid for property and equipment	(182,294)	(121,293)	(102,103)
Cash received from sale of non-operating facility	12,693	—	—
Cash paid for software and other assets	(29,258)	(36,741)	(39,412)
Cash paid to purchase short-term investments	—	—	(183,433)
Cash received from sale of investment in common stock	—	—	16,057
Cash received from sales and maturities of short-term investments	—	—	364,737

Cash used in investment activities	(663,417)	(394,467)	(823,747)

Increase in cash and equivalents	39,206	43,415	140,485
Beginning cash and equivalents	439,735	396,320	255,835

Ending cash and equivalents	$478,941	$439,735	$396,320

	YEAR ENDED DECEMBER 31,
(IN THOUSANDS)	2003	2002	2001

Supplemental Information
Interest paid	$11,790	$13,582	$3,407

Income taxes paid	$209,270	$155,962	$133,195

Acquired businesses:
Property and equipment	$10,585	$78,574	$326,718
Software products	114,482	12,235	6,303
Purchased in-process research and development	910	—	—
Customer base	82,411	102,995	213,193
Goodwill	363,794	299,663	347,483
Other tangible and intangible assets	8,970	22,037	15,823
Deferred income taxes	(26,044)	(3,508)	13,153
Purchase price obligations and debt assumed	(7,648)	(134,972)	(17,127)
Net current liabilities assumed	(82,902)	(140,591)	(11,490)
Common stock issued and net equity acquired in poolings of interests	—	—	(14,463)

Cash paid for acquired businesses, net of cash acquired of $61,507, $48,483 and $6,197 in 2003, 2002 and 2001, respectively	$464,558	$236,433	$879,593

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	PREFERRED STOCK		COMMON STOCK
(IN THOUSANDS)	NUMBER OF SHARES	PAR VALUE	NUMBER OF SHARES	PAR VALUE
Balances at December 31, 2000	—	$—	133,654	$1,337
Pooling of interests	—	—	4,138	41
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized gain on investments (net of income taxes of $1,980)	—	—	—	—
Total comprehensive income
Two-for-one common stock split	—	—	139,407	1,394
Pre-acquisition distributions	—	—	—	—
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Shares issued under stock plans	—	—	4,223	42
Compensation expense and note repayments related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances at December 31, 2001	—	—	281,422	2,814
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Total comprehensive income
Shares issued under stock plans	—	—	2,374	24
Shares returned under restricted stock plan	—	—	—	—
Compensation expense related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances at December 31, 2002	—	—	283,796	2,838
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Total comprehensive income
Shares issued under stock plans	—	—	4,740	47
Compensation expense related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances at December 31, 2003	—	$—	288,536	$2,885

The accompanying notes are an integral part of these financial statements.

CAPITAL IN EXCESS OF PAR VALUE	RESTRICTED STOCK PLANS AND NOTES RECEIVABLE FROM COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME		TREASURY STOCK		TOTAL
			FOREIGN CURRENCY TRANSLATION	UNREALIZED GAINS (LOSSES) ON MARKETABLE SECURITIES	NUMBER OF SHARES	COST
$659,404	$(941)	$820,067	$(19,004)	$(3,676)	(325)	$(14,711)	$1,442,476
9,315	—	5,107	—	—	—	—	14,463

—	—	246,055	—	—	—	—
—	—	—	(6,175)	—	—	—
—	—	—	—	3,676	—	—
							243,556
(1,394)	—	—	—	—	(325)	—	—
—	—	(190)	—	—	—	—	(190)
8,449	—	—	—	—	—	—	8,449
66,039	(3,445)	—	—	—	—	—	62,636
—	872	—	—	—	—	—	872
21,594	—	—	—	—	—	—	21,594

763,407	(3,514)	1,071,039	(25,179)	—	(650)	(14,711)	1,793,856

—	—	325,641	—	—	—	—
—	—	—	49,144	—	—	—
							374,785
31,303	(473)	—	—	—	620	14,015	44,869
—	800	—	—	—	(28)	—	800
—	863	—	—	—	—	—	863
7,226	—	—	—	—	—	—	7,226

801,936	(2,324)	1,396,680	23,965	—	(58)	(696)	2,222,399

—	—	370,310	—	—	—	—
—	—	—	87,379	—	—	—
							457,689
73,186	(500)	—	—	—	58	696	73,429
—	822	—	—	—	—	—	822
11,529	—	—	—	—	—	—	11,529

$886,651	$(2,002)	$1,766,990	$111,344	$—	—	$—	$2,765,868

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation

SunGard Data Systems Inc. has three segments: Investment Support Systems (ISS), Availability Services (AS) and Higher Education and Public Sector Systems (HE/PS). The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

The Company amortizes identifiable intangible assets over periods that it believes approximate the related useful lives of those assets based upon estimated future operating results and cash flows of the underlying business operations. The Company closely monitors estimates of those lives, which could change due to many factors, including product demand, market conditions, regulations affecting the business model of the Company’s brokerage operations, technological developments, economic conditions and competition.

Revenue Recognition

The Company generates services revenue from availability services, processing services, software maintenance and rentals, professional services, broker/dealer fees and hardware rentals. All services revenue is measured and recorded as the services are provided, according to contractually stated amounts, which may be fixed, variable or a combination of both. In accordance with Emerging Issues Task Force Issue Number 00-21, revenue is recorded based on the fair value of each separable element as the services are provided. Fair value is determined based on the sales price of each element when sold separately. AS services revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided, and the related costs are incurred ratably over the contract period. In a disaster, the customer is contractually obligated to pay additional fees, which generally cover the incremental costs of supporting the customer during the disaster. ISS services revenue includes monthly fees, which may include a fixed minimum fee and/or variable fees based on a measure of volume or activity, such as the number of users, accounts, trades, transactions or hours of service.

For fixed-fee professional services contracts, services revenue is recorded based upon the estimated percentage of completion, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. When fixed-fee contracts include both professional services and software and require a significant amount of program modification or customization, installation, systems integration or related services, the professional services and license revenue is recorded based upon the estimated percentage of completion, measured in the manner described above. Changes in the estimated costs or hours to complete the contract are reflected in the period during which the change becomes known. Losses, if any, are recognized immediately.

License fees result from contracts that permit the customer to use a SunGard software product at the customer’s site. Generally, these contracts are multiple-element arrangements since they usually provide for professional services and ongoing software maintenance. In these instances, license fees are recognized upon the signing of the contract and delivery of the software if the license fee is fixed, collection is probable, and there is sufficient evidence of the fair value of each undelivered element. Revenue is recorded over the contract period when customer payments are extended beyond normal billing terms, or when there is significant acceptance, technology or service risk. Revenue also is recorded over the contract period in those instances where the software is bundled together with computer equipment or other post-delivery services, and there is not sufficient evidence of the fair value of each element.

Sufficient evidence of fair value is determined by reference to vendor specific objective evidence (VSOE) as defined in American Institute of Certified Public Accountants’ Statement of Position (SOP) 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” If there is no VSOE of the fair value of the delivered element (which is usually the software) but there is VSOE of the fair value of each of the undelivered elements (which are usually maintenance and professional services), then the residual method is used to determine the revenue for the delivered element. First, the revenue for the undelivered elements is set at the fair value of those elements using VSOE of the price paid when each of the undelivered elements is sold separately. The revenue remaining after allocation to the undelivered elements (i.e., the residual) is allocated to the delivered element.

VSOE supporting the fair value of maintenance is based on the optional renewal rates for each product included in the Company’s contracts, typically 18% to 20% of the software license fee per year. Maintenance revenue is recognized on a straight-line basis over the contract period. VSOE supporting the fair value of professional services is based on the standard daily rates charged when those services are sold separately. Professional services revenue is recognized as the services are performed.

In some multiple-element arrangements that include software licenses and services, the services rates are discounted. In these cases, a portion of the software license fee is deferred and recognized as the services are performed. The deferred portion is equal to the difference between the discounted services rates to be charged to the customer and the undiscounted fair value of those services based on VSOE. As a result, initial revenue is decreased and future revenue is increased by the amount deferred.

Unbilled receivables arise when revenue is recorded for services performed or software delivered but not yet billed. The amount of the unbilled receivables is contract specific. For instance, when customers are billed one month in arrears for processing services, revenue for each month is included in unbilled receivables until it is billed in the following month.

Cash and Equivalents

Cash equivalents consist of investments that are readily convertible into cash and have original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash and short-term investments and accounts receivable. By policy, the Company places its available cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company sells a significant portion of its products and services to the financial services industry and could be affected by the overall condition of that industry. The Company believes that any credit risk associated with accounts receivable is substantially mitigated by the relatively large number of customer accounts and reasonably short collection terms. Accounts receivable is stated at estimated net realizable value, which approximates fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated on the straight-line method over the estimated useful lives of the assets (two to eight years for equipment and ten to forty years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter. Depreciation and amortization of property and equipment was $198.3 million, $182.5 million and $91.3 million in 2003, 2002 and 2001, respectively.

Foreign Currency Translation

The functional currency of each of the Company’s foreign operations is the local currency of the country in which the operation is headquartered. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period.

Increases and decreases in net assets resulting from foreign currency translation are reflected in stockholders’ equity as a component of accumulated other comprehensive income or loss.

Software Products

Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that are technologically feasible and recoverable are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenue to current and anticipated revenue from such software, whichever provides the greater amortization.

Capitalized development costs, amortization of previously capitalized development costs (which is included in depreciation and amortization) and net capitalized development costs in each of the years ended December 31 follow (in millions):

	2003	2002	2001
Capitalized development costs	$12.9	$15.4	$11.5
Amortization of previously capitalized development costs	8.8	6.9	6.3

Net capitalized development costs	$4.1	$8.5	$5.2

Amortization of all software products aggregated $62.1 million, $50.9 million and $42.5 million in 2003, 2002 and 2001, respectively. In 2002 and 2001, amortization of acquisition-related intangible assets included charges of $5.0 million and $1.6 million, respectively, for the impairment of certain acquired ISS software products.

Customer Base Intangible Assets

Customer base intangible assets represent customer contracts and relationships obtained as part of acquired businesses and are amortized using the straight-line method over their estimated useful lives, ranging from four to nineteen years.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. When circumstances change or at least annually, the Company compares the carrying value of goodwill of each reporting unit to its estimated fair value to determine whether the carrying value of goodwill is greater than the respective estimated fair value. If goodwill exceeds the estimated fair value, it would be impaired and some or all of the goodwill would be written off as a charge to operations. The estimate of fair value requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the fair value of the reporting unit. At December 31, 2003, the Company had $1.4 billion of goodwill and believes there was no impairment.

Statement of Financial Accounting Standards Number 142, “Goodwill and Other Intangible Assets” (SFAS 142) addresses, among other things, how goodwill and other identifiable intangible assets should be accounted for after they have been initially recorded in the financial statements. Under SFAS 142, all goodwill amortization for all acquisitions stopped on January 1, 2002, and there is no amortization of goodwill for acquisitions completed between July 1, 2001 and December 31, 2001. For acquisitions completed before July 1, 2001, goodwill amortization continued through December 31, 2001 using the straight-line method over periods ranging from five to thirty years. Adjusted net income and the effect of goodwill amortization on diluted net income per common share as if SFAS 142 had been in effect from the beginning of the year ended December 31, 2001 follows (in thousands, except per-share amounts):

2001
Net income, as reported	$246,055

Goodwill amortization	21,512
Income tax effect of deductible goodwill	(3,659)

Goodwill amortization, net of tax	17,853

Adjusted net income	$263,908

Basic net income per share, as reported	$0.89
Goodwill amortization, net of tax	0.07

Adjusted basic net income per share	$0.96

Diluted net income per share, as reported	$0.86
Goodwill amortization, net of tax	0.07

Adjusted diluted net income per share	$0.93

Changes in goodwill by segment during the years ended December 31, 2003 and 2002 follow (in thousands):

	ISS	AS	HE/PS	TOTAL
Balances at December 31, 2001	$258,324	$330,326	$32,815	$621,465
2002 acquisitions	62,247	245,138	—	307,385
Adjustments to previous acquisitions	(304)	(7,426)	8	(7,722)
Effect of foreign currency translation	975	16,947	—	17,922

Balances at December 31, 2002	321,242	584,985	32,823	939,050
2003 acquisitions	265,404	1,153	75,524	342,081
Adjustments to previous acquisitions	(882)	(7,405)	—	(8,287)
Payment of contingent purchase price	30,000	—	—	30,000
Effect of foreign currency translation	12,139	39,415	—	51,554

Balances at December 31, 2003	$627,903	$618,148	$108,347	$1,354,398

Other Tangible and Intangible Assets

Other tangible and intangible assets consist primarily of noncompetition agreements obtained in business acquisitions, long-term accounts receivable, prepayments and long-term investments. Noncompetition agreements are amortized using the straight-line method over their stated terms, ranging from two to five years. Long-term investments consist of four seats on the New York Stock Exchange used in ISS and a $3.0 million ISS minority-interest investment. During 2001, the Company wrote off its $11.9 million AS minority-interest investment in a consulting business.

Based on amounts recorded at December 31, 2003, total estimated amortization of all acquisition-related intangible assets during each of the years ended December 31 follows (in thousands):

2004	$87,785
2005	75,597
2006	69,153
2007	60,160
2008	47,460

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion Number 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its restricted stock awards and no expense has been recorded for its other stock-based plans. SFAS Number 123, “Accounting for Stock-Based Compensation,” changes the method for recognition of cost of stock option and award plans. Adoption of the cost recognition requirements under SFAS 123 is optional; however, the following supplemental information is provided for each of the years ended December 31 (in thousands, except per-share amounts):

	2003	2002	2001
Net income, as reported (including stock-based employee compensation costs, net of tax, of $493, $520 and $478, respectively)	$370,310	$325,641	$246,055
Additional stock-based employee compensation costs under SFAS 123, net of tax	(69,149)	(54,363)	(35,431)

Pro forma net income	$301,161	$271,278	$210,624

Pro forma net income per common share:
Basic	$1.05	$0.96	$0.76

Diluted	$1.03	$0.94	$0.74

The fair value of options granted using the Black-Scholes pricing model and related assumptions follow:

	2003	2002	2001
Weighted-average fair value on date of grant	$12.11	$17.26	$15.47
Ratio of weighted-average fair value to weighted-average market value on date of grant	57%	57%	56%
Assumptions used to calculate fair value:
Volatility	53%	52%	48%
Risk-free interest rate	3.1%	3.1%	4.7%
Expected term(1)	6 years	6 years	6 years
Dividends	zero	zero	zero

(1)	Nine and one-half years for unvested performance accelerated stock options.

This pro forma disclosure is not necessarily indicative of what the impact would be of applying SFAS 123 in future years.

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

Effect of Recent Accounting Pronouncements

Effective January 1, 2002, the Company adopted Emerging Issues Task Force Number 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (EITF 01-14), which requires that reimbursements received for out-of-pocket expenses be classified as revenue and not as cost reductions. Before the effective date of EITF 01-14, the Company netted customer reimbursement of out-of-pocket expenses against the applicable costs that included postage, travel, meals and certain telecommunication costs. EITF 01-14 requires restatement of previously reported amounts in order to reflect reimbursed expenses as both revenue and costs. These costs are generally included in cost of sales and direct operating expenses. While the adoption of EITF 01-14 had no impact on income from operations or net income, it reduced total operating margins since both revenue and costs increased by the same amount.

The following accounting pronouncements were issued in 2003. These pronouncements did not have nor are they expected to have a material impact on the Company’s financial results:

•	In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation Number 46, “Consolidation of Variable Interest Entities” (FIN 46). The FASB revised FIN 46 in December 2003. FIN 46 requires a variable interest entity to be consolidated if the Company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The Company does not have any such relationship with any variable interest entities.

•	In April 2003, the FASB issued SFAS Number 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under FASB Statement Number 133, “Accounting for Derivative Instruments and Hedging Activities.”

•	In May 2003, the FASB issued SFAS Number 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This Statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity.

2. Acquisitions

The Company seeks to grow through both internal development and the acquisition of businesses that broaden or complement its existing product lines. During 2003, the Company completed eight acquisitions in its ISS segment and one acquisition in its HE/PS segment and also purchased the remaining interest in an AS joint venture. Gross cash paid was $496.1 million, subject to certain adjustments, and there was $342.1 million of goodwill recorded in connection with these acquisitions.

During 2002, the Company completed eight acquisitions in its ISS segment and one acquisition in its AS segment. Gross cash paid was $284.9 million, subject to certain adjustments and there was $303.3 million in goodwill recorded in connection with these acquisitions.

During 2001, the Company completed four acquisitions in its ISS segment, one acquisition in its AS segment and one acquisition in its HE/PS segment. Gross cash paid was $885.8 million, subject to certain adjustments, and there was $345.1 million of goodwill recorded in connection with these acquisitions. Also in 2001, the Company completed one acquisition in ISS accounted for as a pooling of interests. A total of 8.3 million shares of common stock was issued in connection with this acquisition, and outstanding options to buy shares of the acquired company were converted into options to buy 1.3 million shares of the Company’s common stock. Historical financial information has not been restated due to immateriality.

In connection with eight previously acquired businesses, up to $192.0 million could be paid as additional consideration over the next three years depending on the future operating results of those businesses. The amount paid, if any, is recorded as additional goodwill at the time the actual performance is known and the amounts become due. During 2003, the Company paid $30.0 million as additional consideration based upon the operating performance of a business previously acquired. No such amounts were earned or paid in 2002 or 2001.

In connection with the integration of the acquisitions of the Comdisco, Inc. availability solutions business (CAS) and Guardian iT plc (Guardian) into the Company’s AS segment, the Company accrued, as a cost of the acquisitions and as part of goodwill, estimated costs of closing certain acquired facilities and reducing acquired headcount. The estimated costs for closing certain of the Company’s existing facilities and headcount reductions related to the Company’s existing employees were included in merger costs. Generally, all equipment located at closed facilities was relocated to other facilities, thereby improving the operational resilience and scope of services available to customers. Severance and facility closure accruals are included in other accrued expenses on the accompanying Consolidated Balance Sheets. The changes to these accruals follow (in thousands):

	SEVERANCE	FACILITIES	TOTAL
Accrued at November 15, 2001 related to CAS acquisition	$12,878	$10,305	$23,183
Usage	(741)	—	(741)

Accrued at December 31, 2001	12,137	10,305	22,442
Changes in estimates	1,434	(2,042)	(608)
Usage	(13,571)	(2,593)	(16,164)

	—	5,670	5,670
Accrued at July 1, 2002 related to Guardian acquisition	4,268	44,474	48,742
Changes in estimates	549	(1,624)	(1,075)
Usage	(2,643)	(100)	(2,743)
Effect of foreign currency translation	121	1,763	1,884

Accrued at December 31, 2002	2,295	50,183	52,478
Changes in estimates	(79)	2,287	2,208
Usage	(2,186)	(35,381)	(37,567)
Effect of foreign currency translation	34	2,201	2,235

Accrued at December 31, 2003	$64	$19,290	$19,354

Usage in 2003 includes a gain of $6.6 million, which resulted from the sale of a non-operating owned facility which the Company expected to close as a result of the acquisition of Guardian. This gain is included in merger costs since this facility was owned by the Company before the Guardian acquisition. In addition, usage in 2003 includes $6.1 million paid to settle a non-operating facility lease assumed in the Guardian acquisition. The $6.2 million benefit from the settlement of this lease was recorded as a reduction to goodwill. The remaining facility closure accrual relates primarily to nine remaining lease obligations, net of estimated sublease income, and will be paid over their remaining lease terms, which expire between 2004 and 2015, unless terminated earlier.

Pro Forma Financial Information

The Company completed the acquisitions of Assent LLC on March 3, 2003; H.T.E., Inc. on March 18, 2003; Caminus Corporation (Caminus) on April 9, 2003; and Sherwood International plc (Sherwood) on August 11, 2003. On July 1, 2002, the Company completed the acquisition of Guardian. The following unaudited pro forma results of operations (in thousands, except per-share amounts) assume that these acquisitions occurred on January 1, 2002 and were included in the Company’s results from that date.

	2003	2002
Revenue	$3,033,906	$2,965,148
Net income	336,446	273,413
Diluted net income per common share, as reported	1.27	1.12
Pro forma diluted net income per common share	1.15	0.94

This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

Merger Costs and Other Income (Expense)

During 2003, the Company recorded a benefit of $2.5 million ($1.6 million after-tax, or less than $0.01 per diluted share) from the reversal of previously recorded merger costs. This benefit includes a $6.6 million gain on sale of a non-operating owned facility, as described above, offset in part by $3.2 million of costs for closing facilities and severance related to the acquisitions of Caminus and Sherwood and additional costs related to closing Guardian facilities, and a charge of $0.9 million for in-process research and development. Also during 2003, the Company recorded other expense of $2.9 million ($2.4 million after-tax, or less than $0.01 per diluted share) related to a $1.1 million loss on foreign currency purchased to fund the Sherwood acquisition, and a $1.8 million loss representing the Company’s share of the net loss of Sherwood during the period when the Company owned more than 20% but less than 50% of the equity of Sherwood.

During 2002, the Company recorded $12.5 million ($8.3 million after tax; $0.03 per diluted share) for merger costs. These costs included $9.5 million in connection with closing facilities and severance costs incurred in the Guardian acquisition, and $4.2 million related to the Company’s share of merger costs associated with its equity interests in Brut LLC (Brut) and Guardian before the Company acquired 100% of the equity of each company, and were net of a $1.2 million reduction in expenses accrued in 2001 in connection with closing facilities and severance costs incurred in the CAS acquisition. Also during 2002, the Company recorded other income of $0.7 million (less than $0.01 per diluted share) related to a $3.0 million gain on foreign currency purchased to fund the Guardian acquisition, offset in part by a $2.3 million loss representing the Company’s share of the net loss of Guardian during the period when the Company owned more than 20% but less than 50% of the equity of Guardian.

During 2001, the Company recorded $7.2 million ($5.9 million after tax; $0.02 per diluted share) for merger costs. These costs included $4.0 million primarily for nondeductible investment banking, legal and accounting fees incurred in connection with a pooling-of-interests transaction and $5.9 million in connection with closing facilities and severance costs incurred in the CAS acquisition, and were offset in part by a $2.7 million break-up fee received by the Company, net of costs incurred, in connection with an unsuccessful acquisition.

Subsequent Events

On February 12, 2004, the Company completed its acquisition of Systems & Computer Technology Corp. (SCT) for approximately $590.0 million in cash. SCT is the leading global provider of technology solutions for higher education institutions of all sizes and levels of complexity. SCT has become part of the Company’s Higher Education and Public Sector Systems segment. In addition, during the first quarter of 2004, the Company acquired one ISS business.

The following unaudited pro forma results of operations (in thousands, except per-share amounts) assume that these acquisitions occurred on January 1, 2003 and were included in the Company’s results from that date.

	AS REPORTED	PRO FORMA
Revenue	$2,955,252	$3,268,352
Net income	370,310	359,349
Diluted net income per common share	1.27	1.23

This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

3. Net Income per Common Share

The computation of the number of shares used in calculating basic and diluted net income per common share for each of the years ended December 31 follows (in thousands):

	2003	2002	2001
Weighted-average common shares outstanding used for calculation of basic net income per common share	285,679	282,420	276,057
Dilutive effect of employee stock options	6,388	7,234	9,055

Total shares used for calculation of diluted net income per common share	292,067	289,654	285,112

During the years ended December 31, 2003 and 2002, there were approximately 15.3 million and 14.0 million outstanding employee stock options, respectively, that are out-of-the-money and therefore excluded from the calculation of the dilutive effect of employee stock options. Stock options are considered to be out-of-the-money when the option exercise price exceeds the average share price during the respective periods. The range of exercise prices for out-of-the-money options for the year ended December 31, 2003 is $25.32 per share to $32.81 per share.

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

4. Clearing Broker Assets and Liabilities

At December 31, 2003, clearing broker assets and liabilities were comprised of the following (in thousands):

2003
Segregated customer cash and treasury bills	$52,531
Customer securities	7,826
Securities borrowed	52,187
Receivables from customers and other	13,706

Clearing broker assets	$126,250

Payables to customers	$67,208
Securities loaned	38,824
Customer securities sold short, not yet purchased	6,919
Other	7,406

Clearing broker liabilities	$120,357

Segregated customer cash and treasury bills are held by the Company on behalf of customers. Customer securities consist of trading and investment securities at fair market values. Securities borrowed and loaned represent deposits made to or received from other broker/dealers. Receivables from and payables to customers represent amounts due or payable on cash and margin transactions.

5. Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2003	2002
Computer and telecommunications equipment	$769,092	$708,886
Leasehold improvements	267,159	219,972
Office furniture and equipment	157,070	137,149
Buildings and improvements	81,299	85,626
Land	16,991	23,319
Construction in progress	14,978	13,241

	1,306,589	1,188,193
Accumulated depreciation and amortization	(744,264)	(621,994)

	$562,325	$566,199

At December 31, 2003, total cost and accumulated depreciation of assets under capital leases were $33.4 million and $17.6 million, respectively.

6. Debt

Debt consisted of the following at December 31 (in thousands):

	2003	2002
Bank Credit Agreement (effective interest rate of 3.4% and 3.7%)	$175,000	$175,000
Purchase price obligations due to former owners of acquired businesses	4,471	8,158
Other, primarily capital lease obligations for computer equipment and buildings	20,326	22,934

	199,797	206,092
Short-term borrowings and current portion of long-term debt	(12,943)	(18,128)

Long-term debt	$186,854	$187,964

At December 31, 2003, the Company had $175.0 million outstanding under its bank credit facility. On January 9, 2004, the credit facility was replaced with a new $600 million five-year senior unsecured revolving credit facility, which permits borrowings in British pounds, Euros or U.S. dollars. The Company may designate borrowings as base-rate borrowings or LIBOR borrowings. Base-rate borrowings bear interest generally at the prime rate plus a margin (currently zero), while LIBOR borrowings bear interest at a rate equal to LIBOR plus a margin (currently 0.75%), depending upon the Company’s credit rating at the time of the borrowing. The interest rate on base-rate borrowings is reset daily, while the interest rate on LIBOR borrowings may be fixed for one-, two-, three- or six-month periods at the Company’s option. In order to remain eligible to borrow under the credit facility, the Company is required to maintain an interest coverage ratio of at least four to one, and maximum total debt of two and one-half times the Company’s earnings before interest, taxes, depreciation and amortization.

At December 31, 2003, annual maturities of long-term debt during the next five years are as follows (in thousands):

2004	$12,943
2005	5,901
2006	177,323
2007	1,288
2008	1,223
Thereafter	1,119

On January 15, 2004, the Company borrowed $500 million of senior unsecured notes, the proceeds of which were used to fund the acquisition of SCT. The notes were split between $250 million of 3.75% notes due 2009 and $250 million of 4.875% notes due 2014. The notes are subject to certain standard covenants.

7. Stock Option and Award Plans

Employee Stock Purchase Plan

Under the Company’s Employee Stock Purchase Plan, a maximum of 8.0 million shares of common stock may be issued to employees to purchase a limited number of shares of common stock each quarter through payroll deductions. The purchase price is 85% of the lower of the closing price of the Company’s common stock on the first business day or the last business day of each calendar quarter. During 2003, 2002 and 2001, employees purchased 1.2 million, 1.2 million and 1.0 million shares, respectively, at average purchase prices of $19.85, $20.08 and $19.27 per share, respectively. At December 31, 2003, 5.1 million shares of common stock were reserved for issuance under this plan.

Equity Incentive Plans

Under the Company’s Equity Incentive Plans, awards or options to purchase shares of common stock may be granted to key employees. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company’s common stock on the date of grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule. The number of shares available under the 1998 Equity Incentive Plan will increase each year by the number of option shares exercised during the previous year under all of the Company’s equity plans, subject to a maximum increase of 2% of outstanding shares as of the end of the previous year. In 2004, 3.6 million additional shares became available for grant based on this provision.

During 2003, 2002 and 2001, performance accelerated stock options (PASOs) were awarded for an aggregate of 3.6 million, 2.8 million and 3.5 million shares, respectively. PASOs are nonqualified options that are granted annually near the beginning of a performance period at an exercise price equal to the fair value of the Company’s common stock on the date of grant, with a term of ten years beginning on the date of grant. PASOs generally vest nine and one-half years after the date of grant, except that vesting may be fully or partially accelerated at the end of the third year if certain financial performance goals are met during the performance period and the recipient of the PASO award is still employed by the Company. During 2003, vesting for approximately 1.8 million PASO awards (out of a total of approximately 3.3 million PASO awards) was accelerated based on a three-year performance goal. Also during 2003, vesting for approximately 1.9 million PASO awards (out of approximately 2.8 million PASO awards) was accelerated based on a one-year performance goal. During 2002 and 2001, vesting for approximately 0.8 million PASO awards in each year (out of a total of approximately 2.5 million and 1.4 million PASO awards, respectively) was accelerated. The table below summarizes transactions under these equity incentive plans. All amounts before June 2001 are adjusted for the June 2001 two-for-one common stock split:

	SHARES (IN THOUSANDS)		WEIGHTED- AVERAGE PRICE
	AVAILABLE	UNDER OPTION
Balances at December 31, 2000	8,020	29,580	$14.43
Pooling of interests	—	1,268	9.27
Authorized	4,624	—	—
Expired	(97)	—	—
Canceled	2,188	(2,188)	18.11
Granted	(10,810)	10,810	27.69
Exercised	—	(4,659)	8.97

Balances at December 31, 2001	3,925	34,811	18.86
Authorized	14,752	—	—
Expired	(19)	—	—
Canceled	1,621	(1,621)	24.15
Granted	(8,687)	8,687	30.33
Exercised	—	(1,823)	12.59

Balances at December 31, 2002	11,592	40,054	21.42
Authorized	1,823	—	—
Expired	(16)	—	—
Canceled	3,183	(3,183)	23.59
Granted	(7,425)	7,425	21.09
Exercised	—	(3,595)	13.75

Balances at December 31, 2003	9,157	40,701	21.86

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES	NUMBER OF OPTIONS (IN THOUSANDS)	WEIGHTED-AVERAGE		NUMBER OF OPTIONS (IN THOUSANDS)	WEIGHTED- AVERAGE EXERCISE PRICE
		REMAINING LIFE (YEARS)	EXERCISE PRICE
$0.50 to $5.00	523	3.2	$2.76	523	$2.76
$5.01 to $10.00	2,040	2.5	7.78	2,040	7.78
$10.01 to $15.00	2,460	5.3	12.14	1,775	12.00
$15.01 to $20.00	16,187	6.8	17.88	6,864	17.18
$20.01 to $25.00	4,186	8.0	23.42	1,453	23.76
$25.01 to $30.00	9,774	7.7	28.02	2,297	27.84
over $30.00	5,531	8.2	32.79	740	32.73

At December 31, 2003, 54.9 million shares of common stock were reserved for issuance under all of the Company’s equity incentive and stock purchase plans.

Restricted Stock Award Plan

The Company’s Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of restricted shares of the Company’s common stock to the Company’s outside directors. Shares awarded to each outside director equal the number of shares with a fair market value of $0.5 million at the date of grant as of the beginning of each five-year period. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 21,911, 18,685 and 125,700 shares were granted during 2003, 2002 and 2001, at fair values of $22.82, $25.32 and $27.42 per share, respectively.

Unearned compensation expense related to the RSAP is reported as a reduction of stockholders’ equity in the accompanying consolidated financial statements, and compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions based on the market value on the award date less the par value of the shares awarded. Compensation expense related to this plan aggregated $0.8 million, $0.9 million and $0.8 million in 2003, 2002 and 2001, respectively.

8. Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that employee contributions are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company’s contributions to 4% of the employee’s compensation. Total expense under these plans aggregated $27.0 million, $23.1 million and $17.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

9. Income Taxes

The provision for income taxes for each of the years ended December 31 consisted of the following (in thousands):

	2003	2002	2001
Current:
Federal	$132,943	$130,747	$130,192
State	40,865	33,660	33,045
Foreign	29,452	8,726	12,725

	203,260	173,133	175,962

Deferred:
Federal	30,142	34,355	(7,308)
State	4,909	4,774	(1,467)
Foreign	6,503	5,394	(2,770)

	41,554	44,523	(11,545)

	$244,814	$217,656	$164,417

Differences between income tax expense at the U.S. federal statutory income tax rate and the Company’s effective income tax rate for each of the years ended December 31 were as follows (in thousands):

	2003	2002	2001
Tax at federal statutory rate	$215,293	$190,154	$143,665
State income taxes, net of federal benefit	31,471	27,019	21,819
Nondeductible merger costs	621	1,108	1,410
Nondeductible intangible amortization	—	—	4,287
Nondeductible meals and entertainment	2,232	2,293	1,801
Tax-exempt interest income	(284)	(418)	(1,448)
Foreign taxes	(5,792)	(5,018)	(4,233)
Net operating losses	2,063	2,452	(1,624)
Other, net	(790)	66	(1,260)

	$244,814	$217,656	$164,417

Effective income tax rate	39.8%	40.1%	40.1%

Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded at December 31 (in thousands):

	2003	2002
Current:
Trade receivables	$17,236	$14,715
Accrued compensation and benefits	7,798	9,635
Other accrued expenses	12,651	22,858
Deferred revenues	1,829	705

Total current deferred income tax asset	$39,514	$47,913

Long-term:
Property and equipment	$(1,348)	$10,701
Intangible assets	13,255	63,719
Net operating loss carry-forwards	33,149	16,680
Long-term incentive plan	3,780	2,098
Purchased in-process research and development	13,042	14,612

Total long-term deferred income tax asset	61,878	107,810
Valuation allowance	(32,808)	(15,242)

Net long-term deferred income tax asset	$29,070	$92,568

A valuation allowance for deferred income tax assets associated with certain net operating loss carry-forwards has been established since the Company currently believes it is more likely than not that the deferred income tax assets will not be realized. Tax loss carry-forwards of North American subsidiaries, totaling $62.3 million, expire between 2007 and 2023. Tax loss carry-forwards of Israeli subsidiaries, totaling $22.2 million, are unlimited in duration and are linked to the Israeli consumer price index. The remaining tax loss carry-forwards of certain European and Asian subsidiaries total $31.2 million and have various expiration dates beginning in 2007. Net operating loss carry-forwards totaling $79.9 million relate to pre-acquisition periods of acquired companies. The benefit of utilizing these net operating losses, if any, will be recorded as a reduction of goodwill.

10. Stockholder Rights Plan

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

11. Segment and Geographic Information

The Company has three segments. ISS primarily serves financial services institutions through a broad range of complementary software solutions that process their investment and trading transactions. These solutions are grouped into the following business areas: brokerage and trading systems; wealth management systems; treasury and risk management systems; investment management systems; and benefit, insurance and investor accounting systems. The principal purpose of most of these systems is to automate the many detailed processes associated with trading securities, managing portfolios and accounting for investment assets. ISS delivers many of its systems as an application service provider. AS primarily serves information dependent enterprises of all types by helping to ensure the continuity of their business. AS provides a continuum of information-availability services for all major computing platforms. AS also provides managed IT services and professional services, including acting as an application service provider for a number of the Company’s investment support systems. HE/PS primarily provides specialized enterprise resource planning and administrative solutions for higher education, school districts, governments and nonprofits.

Operating results and certain asset information for each segment for each of the years ended December 31 follow (in thousands):

	ISS	AS	HE/PS	TOTAL OPERATING SEGMENTS	CORPORATE AND OTHER ITEMS		CONSOLIDATED TOTAL
2003
Revenue	$1,605,741	$1,170,571	$178,940	$2,955,252	$—		$2,955,252
Depreciation and amortization	116,336	178,917	15,068	310,321	1,085		311,406
Operating income	301,745	339,746	22,072	663,563	(39,954	)(1)	623,609
Goodwill	627,903	618,148	108,347	1,354,398	—		1,354,398
Total assets	2,192,566	1,978,311	261,896	4,432,773	(432,666	)(2)	4,000,107
Cash paid for property and equipment	28,023	146,791	2,534	177,348	4,946		182,294

2002(3)
Revenue	$1,408,143	$1,052,500	$132,594	$2,593,237	$—		$2,593,237
Depreciation and amortization	93,838	166,375	7,137	267,350	711		268,061
Operating income	320,829	257,809	19,142	597,780	(50,547	)(1)	547,233
Goodwill	321,242	584,985	32,823	939,050	—		939,050
Total assets	1,471,343	1,686,200	78,652	3,236,195	45,401	(2)	3,281,596
Cash paid for property and equipment	30,824	84,839	1,576	117,239	4,054		121,293

2001(3)
Revenue	$1,345,088	$522,434	$114,315	$1,981,837	$—		$1,981,837
Depreciation and amortization	101,213	65,027	8,903	175,143	689		175,832
Operating income	281,333	147,533	11,698	440,564	(41,354	)(1)	399,210
Goodwill	258,324	330,326	32,815	621,465	—		621,465
Total assets	1,186,732	1,373,411	65,877	2,626,020	272,138	(2)	2,898,158
Cash paid for property and equipment	37,351	62,833	1,633	101,817	286		102,103

(1)	Includes corporate administrative expenses and merger costs.

(2)	Includes items that are eliminated in consolidation and deferred income taxes.

(3)	For comparative purposes, 2002 and 2001 reflect the reclassification of a business from HE/PS to ISS.

A further breakdown of ISS revenue, grouped by business area, follows (in thousands):

	2003	2002	2001
Brokerage & Trading	$541,094	$405,101	$404,219
Wealth Management	285,592	278,658	247,700
Treasury & Risk Management	327,180	268,553	244,825
Investment Management	192,190	177,700	166,637
Benefit, Insurance & Investor Accounting	259,685	278,131	281,707

Total Investment Support Systems	$1,605,741	$1,408,143	$1,345,088

The Company’s revenue by customer location for each of the years ended December 31 follows (in thousands):

	2003	2002	2001
United States	$2,207,267	$2,085,133	$1,595,580

International:
United Kingdom	292,632	123,177	70,339
Continental Europe	297,408	238,110	199,486
Canada	78,279	58,303	34,840
Asia/Pacific	46,913	56,285	60,977
Other	32,753	32,229	20,615

	747,985	508,104	386,257

	$2,955,252	$2,593,237	$1,981,837

The Company’s property and equipment by geographic location as of December 31 follow (in thousands):

	2003	2002
United States	$383,704	$396,521

International:
United Kingdom	125,252	120,452
Continental Europe	37,045	33,718
Canada	13,038	9,890
Asia/Pacific	1,681	3,255
Other	1,605	2,363

	178,621	169,678

	$562,325	$566,199

12. Commitments, Contingencies and Guarantees

The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 2003 follow (in thousands):

2004	$141,222
2005	117,325
2006	87,661
2007	72,468
2008	53,676
Thereafter	196,623

$668,975

Rent expense aggregated $149.6 million, $125.3 million and $104.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, the Company had outstanding letters of credit and bid bonds of $28.9 million, issued primarily as security for performance under certain customer contracts. In connection with certain previously acquired businesses, up to $192.0 million could be paid as additional consideration over the next three years depending on the future operating results of those businesses (see Note 2).

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings will be material to the Company’s business or financial results. The Company’s customer contracts generally include typical indemnification of customers, primarily for intellectual property infringement claims. Liabilities in connection with such obligations have not been material.

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Stockholders of SunGard Data Systems Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 12, 2004