Form 10-K, Exhibit 13
period 2003-12-31
SUNGARD DATA SYSTEMS INC
filed 2004-03-15
CIK 789388

EXHIBIT 13.2

SunGard Business Areas

Businesses:	Solutions used for:	Solutions used by:	Principal brands/services:	Leadership:

Investment Support Systems Revenue: $1.61 billion—2003 / $1.41 billion—2002

Brokerage & Trading Revenue $541 million – 2003 $405 million – 2002	Integrated straight-through processing for trade analysis, capture, matching, routing, confirmation, clearance, settlement, accounting and reporting.	Broker/dealers, trading and sales desks in banks, proprietary trading firms and hedge funds.	BRASS; FRONT ARENA; MicroHedge; UMA; U2	70% of Nasdaq trade orders flow through SunGard systems.
		Bank and brokerage back-offices, and clearing firms in the U.S. and U.K. Futures back-offices worldwide.	GMI; InTrader; Octagon; Phase3; SunGard Stream	75 exchanges worldwide are supported by SunGard futures systems.
	Brokerage, execution and clearing services.	Broker/dealers, institutional investors and professional traders, mostly in North America.	BRUT; HammerTrade; SunGard Transaction Network	1,800 asset managers, 700 issuers and 90 broker/dealers are connected to the SunGard Transaction Network. 5 million transactions/day are processed on SunGard systems.

Wealth Management Revenue $286 million – 2003 $279 million – 2002	Integrated wealth management, asset accounting, portfolio management, trust accounting, trust tax services, securities lending and custody back-office processing.	Private banks, trust banks, brokers, investment advisors, custodians and fiduciaries worldwide.	AddVantage; Charlotte; Custody Services; Global One; Global Plus; Loanet; OmniLend; SunGard Wealth Management Services; Trust Tax Services of America; WorldLend	750 trust banks manage $2.5 trillion in assets on SunGard systems. $5 trillion in securities loans are processed on SunGard systems.

	Financial planning and asset allocation. On-line trading and market data services. Compliance monitoring.	Brokers, financial planners, investment advisors, and fiduciaries, mostly in North America.	BrokerWare; Frontier; PlanningStation; PowerData; PowerPartner; PowerPortal; PowerStation; Synapse; Tradeline; WealthStation; WebPlaid	40,000 investment advisors offer financial planning services using SunGard systems.

Treasury & Risk Management Revenue $327 million – 2003 $268 million – 2002	Market and credit risk management. Asset and liability management. Derivatives trading and back-office processing. Systems integration, project management and consulting services.	Trading departments dealing in derivatives and related instruments in banks, specialized finance companies and hedge funds worldwide.	Adaptiv; BancWare; Credient; Infinity; Monis; Opus; Panorama; Reech	400 OTC derivatives trading organizations use SunGard systems.

	Processing of energy transactions, energy trading and energy risk management.	Utilities, power generating companies, energy traders and marketers, and distribution companies.	Entegrate; Entegrate NG	200 energy industry participants trade and process 3 billion megawatt hours of power and 100 Bcf of gas per day on SunGard systems.
	Global corporate treasury functions including cash management and transaction initiation.	Treasury departments of corporations and banks worldwide.	AvantGard/APS 2; AvantGard/ETX; AvantGard/GTM; AvantGard/ICMS; AvantGard/Quantum; AvantGard/ResIQ	47 Fortune 100 corporations use SunGard systems.
	Payments exception management and reconciliation and messaging.	Correspondent and clearing banks. Asset managers and custodians.	intelliMATCH EP; intelliTRACS; MINT Knowledge Family; STeP; Stor/QM PLUS	15 of the world’s 20 largest financial services companies use SunGard systems for messaging or exception management.

Investment Management* Revenue $192 million – 2003 $178 million – 2002	Institutional investment accounting, portfolio management and performance measurement.	Institutional asset managers, mutual funds, hedge funds, funds of funds, banks, prime brokers and third party administrators worldwide.	Decalog; GP3; HedgePower; IMPower; INVEST ONE; InvesTier; V3; XAMIN	Investment managers, banks, hedge funds, insurance companies, and custodians manage $10 trillion in assets on SunGard systems.
	Integrated front-to-back office support for private banking.	International private banks mostly in Switzerland and Luxembourg.	APSYS III

Benefit, Insurance & Investor Accounting* Revenue $260 million – 2003 $278 million—2002	Participant accounting, recordkeeping, workflow management and document generation for 401(k) plan administration.	Retirement plan administrators including mutual funds and banks, mostly in the U.S.	MACESS; OmniDBEN; OmniPay; OmniPlus; PowerImage; Relius Administration; Relius Documents; Relius Government Forms	50 million retirement plan accounts are processed on SunGard systems.
	Investor accounting, recordkeeping and workflow management for equities, bonds and mutual funds.	Corporate trustees, transfer agents, banks and mutual funds.	BondMaster; CertMaster; CSSII; Investar*ONE; SUNSTAR; Trustware Corporate Trust	25 million mutual fund, equity and bond holders with $10 trillion in assets are managed on SunGard systems. The top six corporate trust agents use SunGard systems for their debt recordkeeping.

	Sales support, benefit and policy administration, financial accounting, portfolio management, statutory accounting and reporting for all lines of insurance.	Insurance companies and agents, and financial services companies.	ABC; Amarta; CDS; EAS; EFS; EPS; FrontTier; ProCede; ProGen; SunGard AIMS; SunGard COMPASS; SunGard Financials; SunGard VIP	2,000 insurance companies including 7 of the top 10 U.S. life insurance carriers use SunGard systems.

Availability Services Revenue: $1.17 billion—2003 / $1.05 billion—2002

Access to mission-critical data and systems through a combination of business continuity services, managed IT services and professional services.	Broad range of North American and European businesses and government agencies.	Business Continuity Services: Systems Recovery; End-User Recovery; Mobile Recovery; Test Management Services; Voice Recovery Services; Network Recovery Services	Pioneer and leading provider for 25 years of information availability services, with vendor-neutral support for over 30 current and legacy platforms keeping data available up to 99.99% of the time.
A complete portfolio of information availability services—with the support of secure, redundant facilities, systems and networks—to maintain cost-effective, reliable and compliant IT environments.	Information-dependent entities including financial services, business services, healthcare, retail and manufacturing companies.	Managed IT Services: System Management; Managed Security; Managed Storage; Monitoring; IT Outsourcing; Network Services; Managed Internet Access; Hosting Infrastructure	10,000 customers in North America and Europe. More than 60 facilities spanning 3 million square feet of hardened secure infrastructure. 25,000 mile global network.

Professional Services:

Business Continuity Planning; Continuity Program Management; Information Security Services; IT Technical Services; Availability Engineering Services; Availability Planning Software

100% recovery success rate on more than 1,500 actual recoveries. 5,000 business continuity plans written. 350,000 hours of business continuity consulting provided annually by 200 consultants.

Higher Education & Public Sector Systems Revenue: $179 million – 2003 / $133 million – 2002

Accounting, payroll, personnel, utility billing, land management, public safety and justice administration for governments. Accounting, payroll, personnel, fundraising, grant and project management, student administration and reporting for K-12 and higher education.	Local, state and federal governments and special districts, K-12 schools, universities and colleges, and nonprofit organizations such as associations, hospitals and charitable trusts.	Advance; Click2Gov; CommunityPLUS; eGovPLUS; FinancePLUS; IFAS; Naviline; SmartCall; StudentPLUS

Thousands of local government agencies and educational and nonprofit organizations use SunGard systems.

In February 2004, SunGard became a leading global provider of technology solutions for higher education when it acquired Systems & Computer Technology Corporation.

Automated mailing and integrated statement processing services.	U.S. corporations, often used in conjunction with other SunGard solutions.	ePresent; intelliSTOR; Output Solutions

*	2002 reclassified for comparative purposes.